03045669

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commercial International Bank (Egypt) S.A.E.

*CURRENT ADDRESS 21/23 Giza St, Giza
Nile Tower Building
Cairo, Egypt

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34764 FISCAL YEAR 12-31-2002

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: Michael Pressman

DAT : 01/13/04

THE COMPLETE PROVISIONS

OF THE ARTICLES OF ASSOCIATION

OF THE COMMERCIAL INTERNATIONAL BANK (EGYPT), S.A.E.

According to the Latest Amendment

The following symbols, as indicated against some of the Articles, reflect the Ministerial Decree issued for each amendment, as follows:

*	Amendment as per Ministerial Decree 92 of 1988, published in Edition 77 on 30 March, 1988.
**	Amendment as per Ministerial Decree 525 of 1993, published in Edition 283 on 14 December, 1993.
***	Amendment as per Ministerial Decree 59 of 1994, published in Edition 34 on 8 February, 1994.
****	Amendment as per Ministerial Decree 403 of 1995, published in Edition 164 on 24 July, 1995.
*****	Amendment as per Ministerial Decree 839 of 1996, published in the Investment Gazette, Edition 307 on 18 December, 1996.
******	Amendment as per Ministerial Decree 857 of 1998, published in the Investment Gazette, Edition 1262 on 9 June, 1998.
*******	Amendment as per Ministerial Decree 1128 of 1998, published in the Investment Gazette, Edition 1343 on 6 July, 1998.

PART I

THE INCORPORATION OF THE BANK

Article (1)

An Egyptian joint stock company was established according to the provisions of the applicable laws of the Arab Republic of Egypt, under the system of the Arab and Foreign Investment and Free Zones Act 43 of 1974 and according to the following Articles of Association and the conditions stipulated hereinafter.

Article (2)*

The name of the said company is: Commercial International Bank (Egypt), an Egyptian joint stock company, referred to hereinafter as "**the Bank**".

Article (3)***

The purpose of the Bank is to generally assist industrial and economic development in the Arab Republic of Egypt and for such purpose it shall be registered as a commercial bank. It shall be subject to all the laws applicable to commercial banks. The Bank shall have the right to practice all banking and financial operations within the Arab Republic of Egypt and overseas, and in particular letters of credit, bills, foreign exchange and other operations concerned with facilitating trade. The Bank may also provide short-term and long-term credit facilities to foreign and local companies. The Bank may contribute in setting up both the financial market and capital market, and may generally encourage foreign investments in the Arab Republic of Egypt. Without limitation to any of the previous activities, the major business of the Bank shall be directed to the foreign operations concerned with facilitating commercial trade between the Arab Republic of Egypt and foreign countries, in addition to financing and servicing the investments necessary for developmental requirements and supporting the national economy. The Bank, within the provisions of the applicable laws in the Arab Republic of Egypt, may exercise all activities that it may deem necessary to carry out its banking and financing operations, or those which might assist the Bank to carry out or be essential for same – without limitation to the general aforementioned activities - as follows:

(A) Lending money and/or providing credit in Egyptian currency or other, with or without surety and without setting a maturity date for the loans. Issuing, negotiating and exchanging bills, promissory notes, transfers, negotiable instruments, letters of credit and other types of securities that the Bank may issue, issuing letters of guarantee or performance guarantees for the Bank clients, borrowing money, contracting to obtain any funds that the Bank may need, mortgaging its assets or providing any other security to guarantee its fulfillment of obligations resulting from such loans.

(B) Accepting monies and valuable items by way of deposit, or through a loan, or keeping same in the Bank safes against receipt, together with setting up the required stipulations to return them upon request or by any other means.

Collecting, acquiring, selling and dealing in Egyptian and foreign bank notes, Egyptian and foreign bullion, precious metals and other commodities. The Bank may act as an agent to collect, receive or pay monies and agency activities in general, as well as providing services to customers and others, holding monies and other valuables as an investment trust for the account of other parties, and practicing agency activities for managing the properties owned generally by persons.

(C) Practicing subscription activities, obtaining, acquiring, managing, developing, dealing in, leasing and disposing of proprietary assets of all types, whether corporeal or personal (such as shares and other securities), inside the Arab Republic of Egypt or any other country, as well as granting any benefits, rights or concessions related to same or any of these assets and participating in any way in the capital markets and financial markets, whether in loan operations or sharing in the capital. The Bank shall have the right to set up investment funds in accordance with Act 95 of 1992 (the Capital Market Act and its Executive Regulations).

(D) Acting as a financial agent or representative to give advice in economic and financial matters, in addition to consultancy services and/or participating in managing the operations of any other company or person.

(E) Acquiring all or part of establishments, business sector companies or trade names, goodwill and assets of any company or person, as a total or partial guarantee against any loan extended by the bank, repaying it or extending the maturity date of the loans granted by the Bank.

(F) Investing Bank funds which exceed demand in financial instruments and other investments in the way and manner that shall be determined from time to time.

(G) Submitting and following up applications to obtain any regulations, decrees, orders, licenses, or any approvals required from any government or other jurisdiction, to enable the bank to achieve any of its purposes and making any arrangements with other authorities which clearly appear leading to the achievement of the Bank's purposes, including setting up agreements with foreign and local companies for providing administrative, technical and professional services required for the Bank, within such period(s) which appear necessary or appropriate and without any restriction imposed on the aforementioned general activities.

(H) Paying the value of any property or rights acquired by the Bank, whether in cash, installments or by any other means, or against any security or obligations that the Bank shall be entitled to issue, or paying part thereof in one way and the balance in another.

(I) Paying the wages and compensation packages of the employees and workers of the Bank, as well as those persons and authorities providing the Bank with services and in the manner deemed fit by the Bank.

(J) Incorporating companies affiliated with the Bank in Egypt and overseas to carry out financial and other activities within the limits of the applicable laws.

(K) Carrying out and practicing any other businesses and following up all matters considered as supplementary and leading to achieve the aforementioned purposes and activities or any part thereof. The Bank may have an interest or contribute in any way with entities practicing similar business or those which may assist the Bank in achieving its purposes in Egypt and overseas. The Bank may merge, purchase or incorporate any of the aforementioned entities, upon the approval of the General Authority for Investment. In general, the Bank shall have the right to practice all banking and commercial activities for its own account, the account of others or jointly.

Article (4) *

The Bank's head office and legal domicile shall be situated in Giza City. The Board of Directors may establish branches, offices or agencies of the Bank in the Arab Republic of Egypt or abroad.

Article (5)****

The duration of the Bank shall be 50 years (fifty years), commencing from the date of its registration in the Commercial Register. Any extension to the duration of the Bank shall be approved by the Board of Directors of the General Authority for Investment and the competent minister.

PART II

THE CAPITAL OF THE BANK

Article (6) *******

The Bank's licensed capital is one thousand five hundred million Egyptian Pounds (LE1,500,000,000) and the Bank's issued capital is six hundred & fifty million Egyptian Pounds (LE650,000,000), divided into sixty-five million (65,000,000) shares, each with a par value of ten Egyptian Pounds (LE10) each. All of the shares are ordinary and cash shares.

Article (7) *******

The issued capital of the Bank consists of sixty-five million (65,000,000) shares all of which are nominal shares. The capital of the Bank has been subscribed in as follows:

Name & Nationality	Number of Shares	Nominal Value In LE
1. National Bank of Egypt (Egyptian)	12,748,372	127,483,720
2. Bankers Trust Company (Foreign)	12,023,960	120,239,600
3. International Finance Organization (Foreign)	3,250,000	32,500,000
3. B T Globent (Foreign)	2,789,276	27,892,760
4. Other shareholders (Egyptians and foreigners) as per the lists attached to the Bank records	34,188,392	341,883,920
Total	65,000,000	650,000,000

All of the original capital amounting to 500 million Egyptian Pounds was paid in full. An amount of one hundred & fifty million Egyptian Pounds (LE150,000,000) was paid by being transferred from the General Reserve by issuing free of charge shares.

Article (8) **

The value of the shares of the capital increase shall be paid in full upon subscription, in addition to the issuance premium and expenses.

Article (9) ****

The disposition of the shares shall be without restrictions, whether such disposition is against local or foreign currency. In the latter case, the General Authority for Investment shall be notified after disposition.

Article (10) ****

Shares or share certificates shall be issued from a receipt book with counterfoils and serial numbers and signed by two Board members appointed by the Board; such counterfoils shall be sealed with the Bank's seal.

The share certificates shall include, in particular, the name of the Bank, its legal status, the address of its head office, a summary of the Bank's purpose, its duration, the date, the number and place of its registration in the Commercial Register, the amount of licensed and issued capital, the number of shares into which the capital is divided, and also the share type, its characteristics, its nominal value and the amounts paid thereof, together with the name of the owner. Shares shall have coupons with serial numbers indicating the share number.

Article (11) ****

Transfer of share ownership shall be completed after the transaction is recorded at the Stock Exchange. If the shares are unlisted, the transaction shall then be documented in the Bank's records in a special book held by the Bank. This transaction shall be recorded within one week from the date of notification either by the Stock Exchange or the interested party.

Despite the transfer of ownership, the original subscribers and the subsequent transferors shall remain jointly liable between themselves with the transferees for the remaining balance of the value of the shares subject of the transfer, until this balance has been paid. In any event, the joint liability shall expire two years after the date of transfer.

If the transfer of the shares is a result of a *res judicata* ruling, the records should reflect so, after evidencing the supporting legal documents.

In all cases, the share should show that the ownership has been transferred and the name of the new owner.

Article (12)

Shareholders shall be liable only for the value of each of their shares, and their liability shall not be increased. All shares of the same type are subject to equal liabilities.

Article (13) *

The ownership of the shares implies the acceptance of the Articles of Association and resolutions of the General Assembly of the Bank.

Article (14) ****

Each share shall be indivisible. If the share is owned by one or more persons through inheritance, the heirs shall appoint one person to handle the rights related thereto, before the Bank.

Article (15) *

Heirs or creditors of a shareholder shall not, for any reason, request the sealing of the Bank's books, documents, property nor shall they request its division or sale in whole, by reason of its indivisibility, nor may they intervene in any way whatsoever in the management of the Bank. Shareholders shall, in the exercise of their rights, depend on the Bank's list of inventory, its fiscal accounts and the resolutions of the General Assembly.

Article (16) **

Each share shall give its owner the right to a share equivalent to other shares, without partiality in the ownership of the Bank assets, as well as the distributed profits, equivalent to any other share and as stipulated hereinafter.

Article (17)

Dividends due on shares shall be paid to the last owner whose name is registered in the records of the Bank, who shall have the sole right to receive due sums, either in profits or assets of the Bank.

Article (18) ****

With due regard to the provisions of Act 95 of 1992 and its Executive Regulations, any increase in the issued capital of the Bank shall be by issuing new shares by virtue of a resolution issued by the Board of Directors of the Bank, indicating the amount of such increase and the issuance premium of the new shares.

PART III

BONDS

Article (19) ****

With due regard to Articles 49 to 52 of the Companies Act 159 of 1981 and its Executive Regulations and Articles 12 to 14 of Act 95 of 1992 and its Executive Regulations, the Extraordinary General Assembly of the Bank may decide to issue bonds of any type. The resolution of the Extraordinary General Assembly of the Bank shall show the value of the bonds, the issuance conditions, the return which such bonds shall yield and the transferability of the bonds to shares.

PART IV

MANAGEMENT OF THE BANK

SECTION 1
THE BOARD OF DIRECTORS OF THE BANK

Article (20) ****

The Bank is managed by a Board of Directors, consisting of a minimum of five members and a maximum of nine, who are appointed by the General Assembly, provided that each member shall hold a number of the Bank's shares with a minimum nominal value of five thousand Egyptian Pounds (LE5,000). It shall be taken into consideration when appointing the Board members, that the shareholders shall be represented by a number of members corresponding to the percentage of their capital share. The Board may appoint at the most two expert members. They do not necessarily have to meet the above-mentioned quorum of shares.

Article (21) *

Board members shall be appointed for three (3) years. This shall in no way prejudice the right of the corporate person on the Board to change its Board representative, according to the manner stipulated in the Executive Regulations of Act 159 of 1981.

Article (22) *

The Board shall be entitled to add new Board members whenever it deems fit, provided that the number of the new members shall not exceed half of the number of the Board members in office at the time when the most recent General Assembly is held and the number of the Board of Directors shall not exceed nine (9) members.

The Board shall be entitled to appoint members to fill vacancies which may occur during the year. The Board should carry out such appointment if the number of its members falls below five (5).

Article (23) ****

The Board shall appoint a Chairman from amongst its members. The Board of Directors may appoint a deputy to replace the Chairman in his absence. In case of absence of the Chairman and his deputy, the Board shall appoint one of its members to temporarily carry out the duties of the Chairmanship.

The Board of Directors shall determine the remuneration of its Chairman of the Board of Directors and its deputy, provided that same will be submitted to the General Assembly for approval.

Article (24) ****

The Board may appoint from amongst its members, one or more Managing Director, whose authorities shall be determined by the Board. The Board may form one or more committees from amongst its members and delegate thereto some of its functions, or assign it to supervise the work in the Bank and the implementation of the Board's resolutions. The Board of Directors shall determine the remuneration of the Managing Directors, and heads and members of such committees, provided that same shall be submitted to the General Assembly. The Board of Directors may delegate some of its functions and authorities to one of its members.

Article (25) ****

Whenever it is in the interest of the Bank, the Board shall hold its meeting at the head office of the Bank. The Board shall meet based upon the invitation of the Chairman or at the request of one-third of its members. The Board shall convene at least four (4) times during each fiscal year. Under no circumstances shall a period of four (4) months elapse without the Board of Directors convening a meeting.

The Board may also convene outside the Bank's head office, provided that all its members shall be present or represented in the meeting and that the meeting is held in Egypt. Exceptional meetings for the Board of Directors of the Bank may be held in a city overseas determined by the Board and in such case, all of the Board members or their representatives shall be present in the meeting.

Article (25) [bis] ****

A Board Member shall be entitled, whenever necessary, to delegate another Board

Member to represent him at Board meetings, in which case such other member shall have two votes. The delegate of the Egyptian Board member must be Egyptian and a Board member may not represent more than one member and in all circumstances the votes of the representatives may not exceed one-third of the votes of the members present.

Article (26):

Board meetings shall not be valid unless attended by two-thirds of its members.

Article (27) ****

The Board resolutions shall be issued after being approved by a majority vote of the Board members present in the meeting. If the votes are equal, the side which includes the Chairman or his representative shall have the casting vote.

Article (28) *

With due regard to the provisions of Articles 96 through 101 of Act 159 of 1981 and its Executive Regulations, the Board shall have the broadest powers to manage the Bank (with the exception of those matters explicitly reserved by the Articles of Association of the Bank for the General Assembly). The Board may formulate the regulations relating to the administrative, financial and personnel affairs, and their financial management. The Board shall also establish special regulations pertaining to the organization of its work, meetings and the delegation of functions and responsibilities.

Article (29) *

The Chairman shall represent the Bank before courts of law and others.

Article (30) ****

The right to sign solely for the Bank is vested in the Chairman, the deputy of the Chairman and the authorized Managing Director of the Board, and every other member authorized by the Board for this purpose. The Board shall have the right to authorize other managers with the right to sign for the Bank, solely or jointly.

Article (31)

Board members shall incur no personal responsibility in connection with the liabilities of the Bank in carrying out the functions of their posts within the scope of their mandate.

Article (32) *

Without prejudice to the provisions of Article 52, the General Assembly shall determine annually the remuneration of the Board members. The remuneration shall include the attendance allowance and representation allowance.

SECTION 2
ASSISTANT ADMINISTRATIVE COMMITTEE

Article (33) *

The Board of Directors of the Bank shall form an Assistant Administrative Committee to be constituted from the employees, whenever the number of employees reaches 2000.

Article (34) ****

The said Committee shall undertake the study of all matters relating to enhancing and developing the level of the banking services, the optimum use of the available resources which may increase the efficiency of the services, as well as studying the labor programs in the Bank, taking into consideration sound economic management, in addition to other matters referred to the said Committee by the Board of Directors, the Chairman of the Board of Directors or the Managing Director. The Committee shall submit its recommendations and the findings of its study, to the Board of Directors, the Chairman of the Board of Directors, or the Managing Director, as the case may be.

Article (35) ****

The Committee shall appoint a Chairman from amongst its members. In the event of his absence, the Committee shall appoint a member to temporarily carry out the functions of the Chairman. The meetings of the Committee shall be attended by the Chairman of the Board of Directors, the Managing Director, or their delegate members as well as a number of responsible managers to be selected by the Board of Directors, who do not have a vote in the deliberations of the Committee.

Article (36)

The Board of Directors shall establish the rules and conditions for the selection of the members of the Assistant Administrative Committee, the membership period, the method of renewal, the mechanism of work and remuneration of the members. The Committee shall meet at least once every two months. In order to be valid, the meeting must be attended by at least one-third of the members of the Committee. Resolutions shall be issued after being approved by a majority vote of members present, and in the event of votes being equal, the deciding vote shall be cast by the Chairman or the member carrying out the duties of the Chairman.

Article (37)

The Committee shall submit to the Board of Directors an annual report during the Bank's fiscal year. This report shall indicate those subjects referred thereto, its recommendations in this respect and the proposals it deems appropriate to put before the Board, the adoption of which would serve the interests of the Bank.

PART V

THE GENERAL ASSEMBLY

Article (38) *

The General Assembly shall represent all the shareholders and shall only convene in Giza or Cairo.

Article (39) **

Each shareholder shall be entitled to attend the General Assembly of the shareholders, either in his capacity or by proxy. A shareholder who is not a Board member cannot delegate a Board member to attend the General Assembly.

In order to be valid, a proxy has to be in writing and the delegated member should be a shareholder. Any shareholder other than a corporate person can not represent in the meeting of the General Assembly of the Bank by way of proxy, a number of votes exceeding 10% of the total capital shares of the Bank and not exceeding 20% of the votes represented therein. Every ten shares shall have one vote.

The Board must be represented at the General Assembly by not less than the valid quorum of the Board, except for cases in which the number of the Board members falls below the valid quorum. Board members must not be absent from the General Assembly without an acceptable excuse.

In all circumstances, a General Assembly shall be valid if attended by at least three Board members, one of whom shall be the Chairman or his deputy, provided that all other conditions required by the Act and the Executive Regulations for convening the meeting are fulfilled.

Article (40) ******

Shareholders wishing to attend the General Assembly, shall have to present proof of having deposited their shares at the head office of the Bank, any bank accredited and registered by the Central Bank of Egypt, or any of the companies licensed to do so, at least three complete days before the General Assembly convenes. No registration of transferring share ownership shall be recorded in the Bank Register from the date of publishing the invitation to the meeting of the General Assembly and until such meeting concludes.

Article (41) ****

The General Assembly shall be headed by the Chairman of the Board of Directors and in his absence shall be headed by the deputy of the Chairman of the Board of Directors. If both are absent, then the General Assembly shall be headed by the Board member temporarily replacing the Chairman. The head shall appoint the secretary and scrutinizers of the General Assembly, provided that the General Assembly

approves their appointment.

Article (42) ******

The Ordinary General Assembly of shareholders shall convene annually at the invitation of the Chairman at the place and time fixed in the invitation, within a maximum of three months following the end of the Bank's fiscal year. The Board shall be entitled to invite the General Assembly to convene, whenever the need arises.

The Board shall call the Ordinary General Assembly to convene, if so requested by the auditor or by a number of shareholders representing at least 5% of the Bank's capital, provided they indicate the reasons for their request and deposit their shares at the head office of the Bank, at one of the banks accredited and registered by the Central Bank of Egypt, or at those companies licensed to do so. These shares may not be withdrawn except after the conclusion of the General Assembly.

The auditor or competent administrative authority may call the General Assembly to convene in case the Board is remiss in convening the required meeting and one month has elapsed from the date of such occurrence or the date when invitations to the meeting should have been made.

The competent administrative authority may also invite the General Assembly to convene if the number of Board members falls below the minimum required to constitute the quorum, or the other members completing the Board quorum refuse to attend. In all cases, the expenses of the invitation shall be charged to the Bank.

Article (42) [bis] *

The annual Ordinary General Assembly shall convene especially to consider the following:

(a) To elect or dismiss the Board members.

(b) To supervise the work of the Board and consider the discharge of the Board from its responsibilities.

(c) To approve the balance sheet and profit and loss account.

(d) To approve the Board report on the activity of the Bank.

(e) To approve the dividends to be distributed and to fix the remuneration of the Board members.

(f) To appoint the auditors and fix their fees.

(g) All matters which concern the Board, the competent administrative authority or those shareholders owning at least 5% of the Bank's capital, shall be brought before the General Assembly.

Article (43) ****

The Board shall submit to the General Capital Market Authority, at its own responsibility and immediately when they occur, a statement of the amendments in the Articles of Association of the Bank and the percentages of the contributions in the capital, and shall also submit semi-annual reports on the activity of the Bank and result of its operations during the month following expiry of such period. These reports must include the Financial Statement and the results of the activity certified on its contents by the auditor, in accordance with the forms attached to the Executive Regulations of the Capital Market Act.

The bank should publish a comprehensive summary for the semi-annual reports and annual financial statements in two daily, widely circulated morning newspapers, with at least on of them in the Arabic language.

The reports on the activity of the Bank, its operational results, financial statements and examination of its accounts, should be prepared in accordance with the provisions referred to in the Executive Regulations, accounting standards and international auditing rules.

Article (44) ****

The invitation to convene the General Assembly shall be published twice in two daily newspapers, with at least one of them in the Arabic language. The second publication shall be at least five days after the date of the first and at least fifteen days before the date fixed for convening the General Assembly. The invitation shall be sent to the shareholders by registered mail at their address recorded in the Register of the Bank or by ordinary mail.

A copy of the notification concerning the invitation published in the manner set forth herein, shall be sent to the General Organization for Investment, the General Capital Market Authority and the representative of the group of bondholders, at the same time as publishing the notification concerning the invitation. The auditor shall be invited by virtue of a letter sent by registered mail against receipt.

Article (45) ****

The Ordinary General Assembly shall not be validly convened unless attended by a number of shareholders representing at least one-third of the capital. If the minimum quorum is not present at the first meeting, the General Assembly shall be convened for a second meeting within thirty days following the first meeting.

The invitation to the first meeting may suffice if it sets the time of the second meeting therein.

The second meeting shall be deemed valid irrespective of the number of shares represented therein.

The resolutions of the Ordinary General Assembly shall be issued by the absolute majority of the shares represented at the meeting.

Article (46) ****

The Extraordinary General Assembly shall only be concerned with amending the Articles of Association of the Bank, taking into consideration the following:

(a) The obligations of the shareholders must not be increased and any resolution issued by the General Assembly which is bound to affect the basic rights of the shareholders as derived from their capacity as shareholders, shall be null and void.

(b) The Extraordinary General Assembly may add purposes which complement, relate to, or are close to the original purpose of the Bank.

(c) The Extraordinary General Assembly may consider extending or reducing the duration period of the Bank, dissolving it before the expiry of its duration, or changing the percentage of loss resulting in its compulsory dissolution or amalgamation.

If the losses of the Bank amount to half of the issued capital, the Board of Directors shall invite expeditiously the Extraordinary General Assembly to consider dissolving the Bank or the continuation thereof. No amendment in the Articles of Association of the Bank shall ever be made without the approval of the General Authority for Investment.

Article (46) [bis]*

With due regard to the provisions pertaining to the Ordinary General Assembly, the following provisions shall apply to the Extraordinary General Assembly:

(a) The Extraordinary General Assembly shall convene upon the invitation of the Board. The Board shall address the invitation to the meeting, if so requested, by a number of shareholders representing at least ten percent of the capital, for serious reasons and on the condition that the applicants deposit their shares at the head office of the Bank or with one of the accredited banks. These shares shall not be withdrawn except after the conclusion of the Assembly. If the Board fails to invite the shareholders for the meeting within one month from the date of application, the applicants shall be entitled to apply to the competent administrative authority, which shall send the invitations to attend the meeting.

(b) The convening of the Extraordinary General Assembly shall only be valid if attended by shareholders representing at least fifty percent of the capital. If this quorum is not formed at the first meeting, the General Assembly shall then be called to a second meeting within thirty days following the first one. The second meeting shall be considered valid if attended by a number of shareholders representing at least twenty-five percent of the capital.

(c) Resolutions of the Extraordinary General Assembly shall be issued by a majority vote of two thirds of the shares represented in the meeting, except if a

resolution relates to the increase or reduction of capital, the premature dissolution of the Bank, the change of its original purpose, or its amalgamation, in which case the resolution shall only be valid if issued with a majority of seventy-five percent of the shares represented in the meeting.

Article (47) *

The General Assembly shall only deliberate on matters listed in the agenda. However, it may deliberate on serious matters arising during the meeting.

With due regard to the provisions of Act 159 of 1981 and its Executive Regulations and these Articles of Association, the resolution adopted by the General Assembly shall be binding to all shareholders, whether attending, absent from the meeting in which these resolutions were issued or in disagreement thereupon. The Board of Directors shall be required to implement the resolutions of the General Assembly.

Article (47) [bis] *

The names of the attending shareholders, whether they present in person or by proxy, shall be recorded in a special Shareholders Attendance Register. This Register shall be signed by the auditor and the scrutineers before the commencement of the meeting.

Every shareholder attending the General Assembly shall be entitled to discuss the items listed in the agenda and question the Board members and the auditors in connection therewith. Questions must be submitted in writing to the head office of the Bank by registered mail or handed over against receipt at least three days before the General Assembly convenes. The Board shall reply to the shareholders' questions and inquiries as long as the interest of the Bank or public interest is not endangered. If a shareholder considers the reply as being insufficient, he shall seek a judgment from the General Assembly, whose decision shall then be binding.

The method of voting in the General Assembly shall be determined by the head of the meeting. Voting shall be by secret ballot if the resolution is relevant to the election or dismissal of the Board members, bringing a civil liability case against Board members, or if the Chairman or at least one-tenth of the members' votes present at the meeting requests so.

Board members shall not participate in voting in connection with the resolutions of the General Assembly regarding estimating their salaries and remunerations, clearing and discharging them of liabilities and responsibilities related to management.

Article (48) **

Minutes of the meeting shall be recorded, including the attendance of the shareholders, the existence of a quorum, the presence of the representatives of the administrative authorities or the legal representative of the group of the bond holders. The Minutes shall also include a comprehensive summary of all discussions, proceedings and resolutions adopted by the General Assembly, the number of votes approving or opposing the resolutions adopted by the General Assembly and whatever the shareholders require to be included in the Minutes. The Minutes of the General

Assembly shall be recorded regularly in a special Register after each meeting and shall be signed by the Chairman of the meeting and the secretary.

A copy of the Minutes shall be sent to the General Authority for Investment, the General Capital Market Authority and the legal representative of the bond holders, within a maximum period of one month from the date of convening the meeting.

Article (48) [bis] *

Without prejudice to the rights of other *bona fide* parties, any resolution issued by the General Assembly in violation of the provisions of the applicable Law or the Articles of Association of the Bank, shall be null and void.

Any resolution issued in favor of or prejudicing the interest of a specific category of shareholders, or procuring a special benefit for the Board members or others without taking the interest of the Bank into account, shall be revocable. Only the shareholders who objected to such decision in the Minutes of the meeting or those who were absent with an acceptable excuse, shall be entitled to seek such revocation.

The competent administrative authority may act on behalf of the shareholders in seeking revocation if those shareholders submitted serious reasons.

Upon issuing a ruling of revocation, such resolution shall be considered as null and void in relation to all shareholders. The Board shall then publish a summary of the revocation ruling in one of the daily newspapers and in the Companies Gazette.

The right of initiating proceedings demanding nullification of a resolution shall expire after one year from the date on which the resolution was issued. Initiating such proceedings shall not result in suspending the resolution unless the court orders so.

PART VI

THE AUDITORS

Article (49) *

With due regard to Articles 103 to 109 of Act 159 of 1981 and its Executive Regulations, the Bank shall have two auditors who shall fulfill the conditions provided for in the Law on practicing accountancy and the auditing profession. The two auditors shall be appointed by the General Assembly, which shall also determine their fees.

The two auditors shall be responsible for the accuracy of the statements contained in their reports in their capacity as the agents for all the shareholders. Each shareholder may, during the General Assembly, question the report of the auditors and request clarification of its contents.

PART VII

THE FISCAL YEAR, INVENTORY, FINAL ACCOUNTS RESERVES & DISTRIBUTION OF BANK PROFITS

Article (50) *

The Bank's fiscal year shall commence on the 1st of January and end on the 31st of December of each year.

Article (51) ******

With due regard to the provisions of Article 6 of Act 95 of 1992 and Article 58 of its Executive Regulations, the Board shall prepare the financial statements and a report about the activities of the Bank and its financial position at the end of the same fiscal year, by such date each fiscal year which allows the General Assembly of the shareholders to be held within a maximum period of three (3) months after the end of the fiscal year.

The Board of Directors shall publish the balance sheet, profit and loss account, a comprehensive summary of its report and the report of the two auditors, with at least twenty (20) days before convening the General Assembly.

A copy of what has been published shall be sent to the General Authority for Investment, the General Capital Market Authority and the representative of the group of the bondholders, one month before the date fixed for convening the General Assembly.

Article (51) [bis] ******

The Ordinary General Assembly shall have the right to authorize the Board of Directors to distribute all of the profit, or part thereof, as stated in the periodical financial statements prepared by the Bank every three (3) months, provided that a report from the two auditors shall cover such financial statements and be attached thereto.

Article (52) ******

The net profits of the Bank shall be distributed annually after deducting all general expenses and other costs, as follows:

1- Firstly, an amount equal to at least 5% of the profits shall be deducted to form the legal reserve. This deduction shall cease when the reserve reaches a total of fifty percent (50%) of the paid-up capital of the Bank. In the event that the reserve falls below such percentage, deduction shall then be resumed.

2- The sum required for the distribution of the first dividend amounting to 5%, shall be set aside for the shareholders against the paid-up value of their shares, provided that if the profit of any year is insufficient to distribute this

percentage, then it cannot be claimed from the profits of the following years.

3- The employees of the Bank shall be entitled to an amount of at least ten percent (10%) of the distributed profits, provided that such amount shall not exceed the total annual wages and shall be distributed amongst the employees of the Bank, according to the rules recommended by the Board of Directors and approved by the General Assembly.

4- Then, pursuant to the above mentioned, a maximum amount of 5% from the remainder shall be allocated as a remuneration for the Board members, to be distributed amongst the Chairman and members of the Board of Directors, according to the rules adopted by the Board of Directors.

5- The remaining profits shall then be distributed amongst the shareholders as additional dividends, carried forward to the following year upon the recommendation of the Board of Directors, set aside to form an extraordinary reserve, or for extra financial consumption.

Article (53) ****

The reserve shall be used for the best interest of the Bank, pursuant to a resolution of the General Assembly and upon the recommendation of the Board of Directors. The reserve funds, or part thereof, may be converted into shares to increase the issued capital. The resulting shares from the increase shall be distributed free of charge to the shareholders on a pro-rata basis as stipulated in Article 23 of the Executive Regulations of Act 95 of 1992.

Article (54) *

Dividends shall be paid to the shareholders at the place and time specified by the Board of Directors, provided that payment shall be made within a maximum period of one month from the date of the resolution of the General Assembly authorizing the distribution.

PART VIII

DISPUTES

Article (55)

No resolution adopted by the General Assembly shall result in dropping a civil claim against the members of the Board of Directors, due to errors committed while executing their tasks. If the incident subject of the civil claim is submitted to the General Assembly pursuant to a report from the Board of Directors or either of the two auditors, then such claim shall lapse after one year from the date of adopting the resolution of the General Assembly approving the report of the Board of Directors.

However, if such incident attributable to the members of the Board of Directors is a

felony or crime, then the claim shall not lapse unless the main claim lapses.

Article (55) [bis]********

Without prejudice to the rights of the shareholders stipulated by law, no legal proceedings concerning disputes which might affect the public interest and the joint interest of the Bank, shall be initiated against the Board of Directors or against one or more of its members, unless on behalf of all shareholders and by virtue of a resolution adopted by the General Assembly.

Any shareholder who may wish to initiate such dispute, shall have to notify the Board of Directors at least one month before the General Assembly is held. The Board of Directors shall list this recommendation in the agenda of the General Assembly.

With due regard to the provisions of Articles 51 to 61 of Act 95 of 1992, settlement of disputes resulting from administrative decisions issued in accordance with the provisions of the said Act and its Executive Regulations, can be appealed before the Committee formed in accordance with Article 50 of the same Act and those procedures stipulated in its Executive Regulations.

PART IX

DISSOLUTION AND LIQUIDATION OF THE BANK

Article (56) *

The Bank shall be dissolved before the expiry of its duration in the event of loss of one-half of its capital, unless decided otherwise by an Extraordinary General Assembly.

Article (57) *

Upon the expiry of the duration period of the Bank or if it is dissolved before such expiry date, the General Assembly, upon the request of the Board of Directors, shall determine the method of liquidation and shall appoint one or a group of liquidators and also determine their powers. The authority of the Board of Directors shall terminate upon the appointment of the liquidator(s), whilst the power of the General Assembly shall remain throughout the liquidation period until the liquidator(s) are discharged from their liability.

PART XI

FINAL PROVISIONS

Article (58) ****

The provisions of Act 159 of 1981 and its Executive Regulations, Act 230 of 1989 and its Executive Regulations, and Act 95 of 1992 and its Executive Regulations, shall be applicable unless superseded by special wording in these Articles of Association.

Article (59)

These Articles of Association shall be filed and published according to the law.

النصوص الكاملة للنظام الاساسى

للبنك التجارى الدولى(مصر) ش.م.م.

وفقاً لآخر تعديل

الرموز الواردة قرين بعض المواد تبين القرار الوزارى الصادر بشأن كل تعديل كمايلي :

* تعدل بالقرار الوزارى رقم ٩٢ لسنة ١٩٨٨ المنشور بالعدد ٧٧ بتاريخ ٣٠ مارس ١٩٨٨

* * تعدل بالقرار الوزاري رقم ٥٢٥ لسنة ١٩٩٣ المنشور بالعدد ٢٨٣ بتاريخ ١٤ ديسمبر ١٩٩٣

* * * تعدل بالقرار الوزارى رقم ٥٩ لسنة ١٩٩٤ المنشور بالعدد ٣٤ بتاريخ ٨ فبراير ١٩٩٤

**** تعدل بالقرار الوزاري رقم ٤٠٣ لسنة ١٩٩٥ المنشوربالعدد ١٦٤ بتاريخ ٢٤ يوليه ١٩٩٥

* * * * * تعديل بالقرار الوزاري رقم ٨٣٩ لسنه ١٩٩٦ المنشوربصحيفة الاستثمار بالعدد ٣٠٧ بتاريخ ١٨ ديسمبر ١٩٩٦

* * * * * * تعديل بالقرار الوزاري رقم ٨٥٧ لسنه ١٩٩٨ المنشوربصحيفة الاستثمار بالعدد ١٢٦٢بتاريخ ٩ يونيه ١٩٩٨

* * * * * *تعديل بالقرار الوزاري رقم ١١٢٨لسنه ١٩٩٨ المنشوربصحيفة الاستثمار بالعدد ١٣٤٣ بتاريخ ٦ يوليه ١٩٩٨

الباب الاول
فى تأسيس البنك

مادة (١)

تأسست طبقاً لاحكام القوانين النافذة فى جمهورية مصر العربية وفى نطاق نظام استثمار المال العربى والاجنبى والمناطق الحرة الصادر بالقانون رقم ٤٣ لسنة ١٩٧٤ والنظام الاساسى التالى شركة مساهمة مصرية بالشروط المقررة فيما بعد .

مادة (٢) *

اسم هذه الشركة هو البنك التجارى الدولى (مصر) شركة مساهمة مصرية ، ويرمز اليه فيما بعد بكلمة (البنك) .

مادة (٣) * * *

غرض هذا البنك هو مساعدة التنمية الصناعية والتنمية الاقتصادية بصفة عامة فى جمهورية مصر العربية ، وتحقيقاً لهذا الغرض سيتم تسجيله كبنك تجارى . ويخضع لكافة القوانين المطبقة على البنوك التجارية ، وللبنك الحق فى ممارسة كافة العمليات المصرفية والمالية داخل جمهورية مصر العربية وخارجها وبصفة خاصة اعمال الاعتمادات المستندية وقبول الكمبيالات والنقد الاجنبى وغير ذلك من العمليات الخاصة بتسهيل التجارة ، وله ايضاً ان يقدم تسهيلات التمويل قصيرة وطويلة الاجل للشركات الاجنبية والمحلية ، وان يساهم فى انشاء كل من سوق النقد وسوق رأس المال وان يشجع بصفة عامة الاستثمارات الاجنبية فى جمهورية مصر العربية. ودون الحد من اوجه النشاط السابقة فسوف يكون النشاط الغالب للبنك موجهاً للعمليات الخارجية الخاصة بتسهيل التبادل التجارى بين جمهورية مصر العربية والدول الاجنبية ، بالاضافة الى تمويل وخدمة الاستثمارات اللازمة لمتطلبات التنمية ودعم الاقتصاد القومى .

وللبنك فى حدود القوانين السارية فى جمهورية مصر العربية ممارسة كافة الاختصاصات التى يراها ضرورية للقيام بعملياته المصرفية والتمويلية او التى تساعده على تأديتها او تتوقف عليها بما فى ذلك - دون الحد من الانشطة العامة سالفة الذكر ما يلى :

(أ) اقراض النقود و/او تقديم الائتمان بضمان او بدون ضمان ، وبدون تحديد لاجل القروض وذلك بالعملة المصرية او غيرها ، واصدار وخصم وتداول الكمبيالات والسندات الاذنية والحوالات والصكوك القابلة للتحويل والاعتمادات المستندية وغيرها من السندات التى يصدرها البنك واصدار خطابات الضمان او الضمان المقابل لقيام عميل البنك بالوفاء بالتزامه ، واقتراض النقود ، والتعاقد للحصول على اية اموال يحتاج اليها البنك ، ورهن اصوله او تقديم اى ضمان آخر للوفاء بالتزاماته الخاصة باى من هذه القروض .

(ب) قبول الاموال والاشياء ذات القيمة عن طريق الايداع او عن طريق القرض او حفظها بخزائن البنك ، ومنح ايصالات مقابل ذلك ، ووضع الشروط اللازمة لردها سواء عند الطلب او باى طريق آخر ، والحصول على ، وحيازة وبيع والتعامل فى العملات الورقية والمعدنية المصرية والاجنبية والمعادن النفيسة والبضائع الاخرى ، والعمل كوكيل لجمع او استلام او دفع الاموال ، وبصفة عامة القيام باعمال الوكالة وتقديم الخدمات الى العملاء وغيرهم والاحتفاظ بالنقود والثروات الاخرى من اى نوع كأمين لاستثمارها لحساب الغير ، ومباشرة اعمال الوكالة فى ادارة ممتلكات الاشخاص بصفة عامة .

(ج) مباشرة اعمال الاكتتاب والحصول على وحيازة وادارة وتنمية والتعامل فى وتأجير والتصرف فى الثروات المملوكة بجميع انواعها سواء العينية منها او الشخصية (ومنها الاسهم والاوراق المالية الاخرى) داخل مصر او فى اى دولة اخرى وكذلك منح اية فوائد او حقوق او امتيازات عليها او فيما يتعلق باى من تلك الثروات والمساهمة باية طريقة فى اسواق رأس المال والاسواق النقدية سواء فى عمليات الاقتراض او المساهمة فى رأس المال وكذلك القيام بعمليات بورصات الاوراق المالية وكافة ما يتعلق بها لحساب الغير وللبنك القيام بنشاط صناديق الاستثمار وفقاً لاحكام القانون رقم ٩٥ لسنة ١٩٩٢ باصدار قانون سوق رأس المال ولائحته التنفيذية .

(د) العمل كوكيل او ممثل مالى لتقديم التوصيات فى المسائل المالية والاقتصادية بالاضافة الى الخدمات الاستشارية و/او المساهمة فى ادارة عمليات اى شركة او فرد آخر.

(هـ) حيازة كل او بعض منشآت وشركات الاعمال او الاسم التجارى وشهرة المحل goodwill واصول اية شركة او شخص كضمان كلى او جزئي لاى قرض يقدمه البنك او لسداده او لمد اجل القروض الممنوحة من البنك .

(و) استثمار اموال البنك الزائدة عن الطلب فى الصكوك والاستثمارات الاخرى وبالطريقة والاسلوب التى يتم تحديدها من حين لآخر .

(ز) التقدم بطلبات ومتابعتها للحصول من اية حكومة او سلطة اخرى على اى لوائح او قرارات او اوامر او تراخيص او اية موافقات تلزم لتمكين البنك من تحقيق اى من اغراضه ، وكذلك عقد اية ترتيبات مع الجهات الاخرى والتى يبدو واضحاً انها تؤدى الى تحقيق اغراض البنك وتتضمن عقد الاتفاقيات مع الشركات المحلية والاجنبية لتقديم الخدمات الادارية والفنية والمهنية اللازمة للبنك خلال المدة او المدد التى تبدو ضرورية او مناسبة وذلك بدون اى قيد على الانشطة العامة السابقة .

(ح) سداد ثمن اية ممتلكات او حقوق يحصل عليها البنك سواء بالنقد او على اقساط او بغير ذلك او بأية ضمان او التزامات يكون للبنك حق اصدارها او سداد جزء منها بطريقة والجزء الآخر بطريقة اخرى .

(ط) دفع مستحقات ومكافأة الموظفين والعاملين بالبنك وكذلك الاشخاص والهيئات الذين يؤدون للبنك خدمات وبالطريقة التى يراها ملائمة .

(ي) انشاء شركات تابعة للبنك فى مصر والخارج لتقوم بالانشطة المالية وغيرها فى حدود القوانين السارية .

(ك) القيام باية اعمال اخرى ومباشرة كافة ما يعتبر مكملاً ومؤدياً الى تحقيق الاغراض والاختصاصات التى سبقت الاشارة اليها او اى منها ويجوز للبنك ان يكون له مصلحة او يشترك باى وجه من الوجوه مع الهيئات التى تزاول اعمالاً شبيهة باعماله او التى قد تعاونه على تحقيق غرضه فى مصر او الخارج . كما يجوز له ان يندمج فى الهيئات سالفة الذكر او يشتريها او يلحقها به وذلك بموافقة الهيئة العامة للاستثمار ،وعلى وجه العموم مباشرة جميع الاعمال المصرفية والتجارية لحساب البنك او لحساب الغير او بالاشتراك معه .

مادة (٤) *

يكون مركز البنك ومحله القانونى فى مدينة الجيزة ويجوز لمجلس الادارة ان ينشئ للبنك فروعاً او توكيلات فى جمهورية مصر العربية وفى الخارج .

مادة (٥) * * * *

المدة المحددة لهذا البنك هى ٥٠ سنة (خمسون سنة) تبدأ من تاريخ قيد البنك بالسجل التجارى ، وكل اطالة لمدة البنك يجب ان يوافق عليها مجلس ادارة الهيئة العامة للاستثمار و تعتمد من الوزير المختص .

الباب الثانى
فى رأس مال البنك

مادة (٦) * * * * * * *

حدد رأس مال البنك المرخص به بمبلغ ١٥٠٠ مليون جنيه مصري (الف وخمسمائة مليون جنيه مصري) وحدد رأس مال البنك المصدر بمبلغ ٦٥٠مليون (ستمائه وخمسون مليون جنيه مصري) موزع علي خمسة وستون مليون سهم ذات قيمة متساوية قيمة كل سهم عشرة جنيهات مصرية وجميعها أسهم عادية ونقدية .

مادة (٧) * * * * * * *

يتكون رأسمال البنك المصدر من عدد خمسة وستون مليون سهم اسمي ، وقد تم الأكتتاب في رأس المال ، علي النحو التالي :

الاسم والجنسية	عدد الاسهم	القيمة الاسمية بالجنيه المصري
١ -البنك الاهلي المصري (مصري)	١٢ر٧٤٨ر٣٧٢	١٢٧ر٤٨٣ر٧٢٠
٢- بنكرز ترست كومباني (أجنبي)	١٢ر٠٢٣ر٩٦٠	١٢٠ر٢٣٩ر٦٠٠
٣ - هيئة التمويل الدولية (أجنبي)	٣ر٢٥٠ر٠٠٠	٣٢ر٥٠٠ر٠٠٠
٣-بي.تي.جلوبنت (اجنبي)	٢ر٧٨٩ر٢٧٦	٢٧ر٨٩٢ر٧٦٠
٤ -مساهمون أخرون (مصريون وأجانب) وذلك وفقا للكشوف المرفقه بسجلات البنك	٣٤ر١٨٨ر٣٩٢	٣٤١ر٨٨٣ر٩٢٠
المجمـــوع	٦٥ر٠٠٠ر٠٠٠	٦٥٠ر٠٠٠ر٠٠٠

وقد تم سداد رأس المال الأصلي البالغ ٥٠٠ مليون جنيه مصري بالكامل ، كما تم سداد مبلغ مائة وخمسون مليون جنيه مصري عن طريق التحويل من الاحتياطي العام ، بإصدار أسهم مجانية .

مادة (٨) * *

يتم الوفاء بكامل قيمة اسهم زيادة رأس المال عند الاكتتاب بالاضافة الى علاوة ومصاريف الاصدار .

مادة (٩) * * * *

يتم التصرف في الاسهم دون أية قيود سواء كان التصرف مقابل عملة محلية أو نقد أجنبي مع إخطار الهيئه العامه للاستثمار فى الحالة الاخيرة بعد التصرف .

مادة (١٠) * * * *

تستخرج الاسهم او الشهادات الممثلة للاسهم من دفتر ذى قسائم وتعطى ارقاماً مسلسلة ويوقع عليها عضوان من اعضاء مجلس الادارة يعينهما المجلس وتختم بخاتم البنك ويجب ان تتضمن شهادة السهم على الاخص اسم البنك وشكله القانوني وعنوان مركزه الرئيسي وغرضه باختصار ومدته وتاريخ ورقم ومحل قيده بالسجل التجارى وقيمة رأس المال المرخص به والمصدر وعدد الاسهم الموزع عليها وأنواعها وخصائصها وكذلك نوع السهم وخصائصه وقيمته الاسمية وما دفع منها واسم مالكه .

ويكون للاسهم كوبونات ذات ارقام مسلسلة يبين بها رقم السهم .

مادة (١١) * * * *

تنتقل ملكية الاسهم باتمام قيد تداولها ببورصة الاوراق المالية أو بقيد العملية لديها - اذا كانت الاسهم غير مقيدة بها - ويتم اثبات هذا التصرف فى سجل خاص لدى البنك خلال اسبوع من تاريخ اخطاره بذلك سواء من البورصة أو من صاحب الشأن .

وبالرغم من انتقال الملكية يظل المكتتبون الاصليون والمتنازلون المتعاقبون مسئولين بالتضامن فيما بينهم ومع من تنازلوا اليهم عن المبالغ المتبقية من قيمة الاسهم المتنازل عنها الى أن يتم سداد قيمة الاسهم وفى جميع الاحوال ينقضى التضامن بانقضاء سنتين من تاريخ انتقال الملكية .

واذا كان نقل ملكية السهم تنفيذاً لحكم نهائى جرى القيد فى السجلات على مقتضى هذا الحكم وذلك كله بعد تقديم المستندات الدالة على ذلك .

وفى جميع الاحوال يؤشر على السهم بما يفيد نقل الملكية بأسم من انتقلت اليه .

مادة (١٢)

تخضع جميع الاسهم لالتزامات متساوية ولا يلزم المساهمون الا بقيمة كل سهم ولا يجوز زيادة التزاماتهم .

مادة (١٣) *

يترتب حتماً على ملكية السهم قبول النظام الاساسى للبنك وقرارات جمعيته العامة .

مادة (١٤)* * * *

كل سهم غير قابل للتجزئة واذا تملك السهم اكثر من شخص واحد بطريق الارث ، كان علي الورثة أن ينيبوا شخصاً واحداً يتولى مباشرة الحقوق المتصلة بهذا السهم فى مواجهة البنك .

مادة (١٥) *

لا يجوز لورثة المساهم او لدائنيه باية حجة كانت ان يطالبوا بوضع الاختام على دفاتر البنك اومستنداته او اصوله ولا ان يطلبوا قسمتها او بيعها جملة لعدم امكان القسمة ولا ان يتدخلوا باية طريقة كانت فى ادارة البنك ويجب عليهم فى استعمال حقوقهم التعويل على قوائم جرد البنك وحساباته الختامية وعلى قرارات الجمعية العامة.

مادة (١٦) * *

كل سهم يخول لصاحبه الحق فى حصة معادلة لحصة غيره بلا تمييز فى ملكية موجودات البنك وفى الارباح الموزعة على الوجه المبين فيما بعد .

مادة (١٧)

تدفع حصص الارباح المستحقة عن الاسهم لآخر مالك لها مقيداً اسمه فى سجل البنك ويكون له وحده الحق فى قبض المبالغ المستحقة عن السهم سواء كانت حصصاً فى الارباح او نصيباً فى اصول البنك .

مادة (١٨) * * * *

مع مراعاة ما ورد بالقانون رقم ٩٥ لسنة ١٩٩٢ ولائحته التنفيذية ، تكون زيادة رأسمال البنك المصدر باصدار أسهم جديدة بقرار من مجلس ادارة البنك يبين فيه مقدار الزيادة وسعر اصدار الاسهم الجديدة .

الباب الثالث
فى السندات

مادة (١٩) * * * *

مع مراعاة احكام المواد من ٤٩ الى ٥٢ من القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذيةوالمواد من ١٢ الي ١٤ من القانون رقم ٩٥ لسنة ١٩٩٢ ولائحته التنفيذية ، للجمعية العامة غير العادية ان تقرر اصدار سندات من اى نوع كانت ويوضح هذا القرار قيمة السندات وشروط اصدارها وعائدها ومدى قابليتها للتحويل الى اسهم .

الباب الرابع
فى ادارة البنك

الفصل الاول
مجلس ادارة البنك

مادة (٢٠) * * * *

يتولى ادارة البنك مجلس ادارة مؤلف من خمسة اعضاء على الاقل وتسعة اعضاء على الاكثر تعينهم الجمعية العامة ، ويشترط فى كل منهم أن يكون مالكاً لعدد من أسهم البنك لا تقل قيمتها الاسمية عن خمسة آلاف جنيه مصرى ، ويراعى فى تعيين اعضاء المجلس أن يمثل مالكو الاسهم بعدد من الاعضاء يتناسب مع نسبة نصيبهم فى رأس المال ، ويجوز بقرار من مجلس الادارة ضم عضوين على الاكثر من ذوى الخبرة الى مجلس الادارة ممن لا يتوافر فى شأنهما نصاب ملكية الاسهم المشار اليه .

مادة (٢١) *

يعين اعضاء مجلس الادارة لمدة ثلاث سنوات ، ولا يخل ذلك بحق الشخص المعنوى فى استبدال من يمثله فى مجلس الادارة ، وذلك على الوجه المبين فى اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ .

مادة (٢٢) *

لمجلس الادارة الحق فى ان يضم اليه اعضاء جدداً كلما تراءى له ذلك على الا يزيد عدد المنضمين على نصف عدد الاعضاء الذين يكونون فى وظائفهم وقت انعقاد الجمعية العامة الاخيرة والا يجاوز اعضاء مجلس الادارة تسعة اعضاء .

ولمجلس الادارة كذلك ان يعين اعضاء فى المراكز التى تخلو فى اثناء السنة ويجب عليه اجراء هذا التعيين اذا نقص عدد اعضائه عن خمسة اعضاء .

مادة (٢٣) * * * *

يعين المجلس من بين اعضائه رئيساً ، ويجوز للمجلس أن يعين من بين أعضائه نائباً للرئيس وفى حالة غياب الرئيس يحل محله نائب الرئيس ، وفي حالة غياب الرئيس ونائبه يعين المجلس العضو الذى يقوم بأعمال الرياسة مؤقتاً .

ويحدد المجلس مكافأة رئيس مجلس الادارة ونائبه على أن تعرض على الجمعية العامة للاعتماد .

مادة (٢٤) * * * *

يجوز لمجلس الادارة ان يعين من بين اعضائه عضواً منتدباً أو اكثر ويحدد المجلس اختصاصاته، ويجوز لمجلس الادارة أن يؤلف من بين اعضائه لجنة أو اكثر يمنحها بعض اختصاصاته أو يعهد اليها بمراقبة سير العمل بالبنك وتنفيذ قرارات المجلس .

ويحدد المجلس مكافآت العضو المنتدب ورئيس وأعضاء هذه اللجان على أن تعرض على الجمعية العامة كما يجوز لمجلس الادارة أن يفوض أحد أعضائه فى ممارسة بعض السلطات أو الاختصاصات المنوطة بالمجلس .

مادة (٢٥) * * * *

يعقد مجلس الادارة جلساته فى المركز الرئيسى للبنك كلما دعت مصلحته الى انعقاده بناء على دعوة الرئيس او بناء على طلب ثلث اعضائه .

ويجب ان يجتمع مجلس الادارة اربع مرات على الاقل خلال السنة المالية الواحدة .

ولا يجوز ان تنقضى اربعة اشهر كاملة دون انعقاد المجلس .

ويجوز ايضاً ان ينعقد المجلس خارج المركز الرئيسى للبنك بشرط ان يكون جميع اعضائه حاضرين او ممثلين فى الاجتماع وان يكون هذا الاجتماع فى مصر .

ويجوز عقد اجتماعات استثنائية لمجلس ادارة البنك فى مدينة خارج مصر يعينها المجلس وفى هذه الحالة يتعين حضور جميع اعضاء مجلس الادارة او ممثليهم .

مادة (٢٥) مكرر * * * *

لعضو مجلس الادارة أن ينيب عنه عند الضرورة فى اجتماعات المجلس أحد زملائه وفى هذه الحالة يكون لهذا العضو صوتان ، ويجب أن يكون النائب عن العضو المصرى مصرياً، ولا يجوز أن ينوب عضو مجلس الادارة عن اكثر من عضو واحد ، وفى جميع الاحوال لا يجوز أن تزيد أصوات المنوبين على ثلث عدد أصوات الحاضرين .

مادة (٢٦)

لا يكون اجتماع المجلس صحيحاً الا اذا حضره ثلثى اعضاء المجلس .

مادة (٢٧) * * * *

تصدر قرارات مجلس الادارة باغلبية اصوات الاعضاء الحاضرين واذا تساوت الاصوات يرجح الجانب الذى منه الرئيس أو من يقوم مقامه .

مادة (٢٨) *

مع مراعاة احكام المواد من ٩٦ الى ١٠١ من القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية لمجلس الادارة اوسع سلطات لادارة البنك فيما عدا ما احتفظ به صراحة النظام الاساسى للبنك للجمعية العامة .

ويضع مجلس الادارة اللوائح المتعلقة بالشئون الادارية والمالية للبنك وشئون العاملين بالبنك ومعاملتهم المالية ، كما يضع المجلس لائحة خاصة بتنظيم اعماله واجتماعاته وتوزيع الاختصاصات والمسئوليات .

مادة (٢٩) *

يمثل رئيس المجلس البنك امام القضاء والغير .

مادة (٣٠) * * * *

يملك حق التوقيع عن البنك على انفراد كل من رئيس مجلس الادارة ونائب رئيس مجلس الادارة والعضو المنتدب وكل عضو آخر ينتدبه المجلس لهذا الغرض . ولمجلس الادارة الحق فى ان يمنح مديرين آخرين حق التوقيع عن البنك منفردين او مجتمعين .

مادة (٣١)

لا يتحمل اعضاء مجلس الادارة باى التزام شخصى فيما يتعلق بتعهدات البنك بسبب قيامهم بمهام وظائفهم ضمن حدود وكالتهم .

مادة (٣٢) *

مع عدم الاخلال باحكام المادة ٥٢ تحدد الجمعية العامة كل سنة مكافأة اعضاء مجلس الادارة وتشمل هذه المكافأة بدل الحضور وبدل التمثيل .

الفصل الثانى
اللجنة الادارية المعاونة

مادة (٣٣) *

يشكل مجلس ادارة البنك (لجنة ادارية معاونة) من العاملين وذلك متى بلغ عدد العاملين الفى موظف .

مادة (٣٤) * * * *

تتولى اللجنة المذكورة دراسة كافة الموضوعات الخاصة برفع مستوى الخدمات البنكية وتطويرها وحسن استخدام الموارد المتاحة وكل ما من شأنه زيادة وكفاية الخدمات وكذلك دراسة برامج العمالة بالبنك مع مراعاة الادارة الاقتصادية السليمة فضلاً عن الموضوعات الاخرى التى تحال اليها من مجلس الادارة او رئيس مجلس الادارة أو عضو مجلس الادارة المنتدب ، وترفع اللجنة توصياتها ونتائج دراستها الى مجلس الادارة أو رئيس مجلس الادارة أو العضو المنتدب حسب الاحوال .

مادة (٣٥) * * * *

تعين اللجنة من بين اعضائها رئيساً ، وفى حالة غيابه تعين العضو الذى يقوم باعمال الرياسة مؤقتاً .

ويحضر اجتماعات اللجنة رئيس مجلس الادارة أو عضو مجلس الادارة المنتدب او من يفوضاه وعدد من المديرين المسئولين الذين يختارونهم دون ان يكون لهم صوت معدود فى المداولات .

مادة (٣٦)* * * *

يتولى مجلس الادارة وضع قواعد وشروط اختيار اعضاء اللجنة الادارية المعاونة ومدة العضوية وطريقة التجديد ونظام عملها ومكافأة اعضائها . وتجتمع اللجنة مرة على الاقل كل شهرين ، ولا يكون الاجتماع صحيحاً الا اذا حضره ثلث عدد الاعضاء على الاقل ، وتصدر القرارات باغلبية اصوات الحاضرين فاذا تساوت الاصوات رجح الجانب الذى منه الرئيس او من يقوم مقامه .

مادة (٣٧)

تضع اللجنة تقريراً سنوياً خلال السنة المالية للبنك يعرض على مجلس الادارة توضح فيه الموضوعات التى احيلت اليها وما اوصت به فى شأنها واقتراحاتها التى ترى عرضها على المجلس والتى يؤدى الاخذ بها الى تحقيق مصلحة البنك .

الباب الخامس
فى الجمعية العمومية

مادة (٣٨) *

تمثل الجمعية العامة جميع المساهمين ولا يجوز انعقادها الا فى مدينة الجيزة اوالقاهرة .

مادة (٣٩) * *

لكل مساهم الحق فى حضور الجمعية العامة للمساهمين بطريق الاصالة او الانابة.

ولا يجوز للمساهم من غير اعضاء مجلس الادارة ان ينيب عنه احد اعضاء مجلس الادارة فى حضور الجمعية العامة .

ويشترط لصحة النيابة ان تكون ثابتة فى توكيل كتابى وان يكون الوكيل مساهماً ولا يكون لاى مساهم من غير الاشخاص الاعتباريين ان يمثل فى اجتماع الجمعية العامة للبنك عن طريق الوكالة عدداً من الاصوات يجاوز ١٠٪ من مجموع الاسهم فى رأس مال البنك وبما لا يجاوز ٢٠٪ من الاسهم الممثلة فى الاجتماع .

ويكون لكل عشرة اسهم صوت واحد .

ويجب ان يكون مجلس الادارة ممثلاً فى الجمعية العامة بما لا يقل عن العدد الواجب توافره لصحة انعقاد جلساته ، وذلك فى غير الاحوال التى ينقص فيها عدد اعضاء مجلس الادارة عن ذلك ، ولا يجوز تخلف اعضاء مجلس الادارة عن حضور الاجتماع بغير عذر مقبول .

وفى جميع الاحوال لا يبطل الاجتماع اذا حضره ثلاثة من اعضاء مجلس الادارة على الاقل يكون من بينهم رئيس مجلس الادارة او من ينوب عنه ، وذلك اذا توافر للاجتماع الشروط الاخرى التى يتطلبها القانون واللائحة التنفيذية .

مادة (٤٠) * * * * * *

يجب على المساهمين الذين يرغبون فى حضور الجمعية العامة أن يثبتوا أنهم أودعوا أسهمهم فى المركز الرئيسى للبنك أو فى أحد البنوك المعتمدة والمسجلة لدي البنك المركزي المصري أو إحدي الشركات المرخص لها بذلك ، وذلك قبل انعقاد الجمعية العامة بثلاثة أيام كاملة على الأقل .

ولا يجوز قيد أى نقل لملكية الأسهم فى سجل البنك من تاريخ نشر الدعوة للاجتماع إلى انفضاض الجمعية العامة .

مادة (٤١) * * * *

يرأس الجمعية العامة رئيس مجلس الادارة وعند غيابه يرأسها نائب رئيس مجلس الادارة وعند غيابهما يرأسها عضو مجلس الادارة الذى ينوب عن الرئيس مؤقتاً . ويعين الرئيس امين سر الجمعية وجامعى الاصوات على ان تقر الجمعية العامة تعيينهم .

مادة (٤٢) * * * * * *

تنعقد الجمعية العامة العادية للمساهمين كل سنة بدعوة من رئيس مجلس الادارة فى الزمان والمكان اللذين يحددهما اعلان الدعوة ، وذلك خلال الثلاثة أشهر التالية لنهاية السنة المالية للبنك .

ولمجلس الادارة أن يقرر دعوة الجمعية العامة كلما دعت الضرورة الى ذلك .

وعلي مجلس الادارة أن يدعو الجمعية العامة العادية الى الانعقاد اذا طلب اليه ذلك أحد مراقبى الحسابات ، أو عدد من المساهمين يمثل ٥٪ من رأس مال البنك على الأقل ، بشرط أن يوضحوا أسباب الطلب وأن يودعوا أسهمهم مركز البنك أو أحد البنوك المعتمدة والمسجلة لدي البنك المركزي المصري أو الشركات المرخص لها بذلك ، ولا يجوز سحب هذه الأسهم الا بعد انفضاض الجمعية .

ولمراقب الحسابات أو الجهة الادارية المختصة أن يدعو الجمعية العامة للانعقاد فى الأحوال التى يتراخى فيها مجلس الادارة عن الدعوة على الرغم من وجوب ذلك ومضى شهر على تحقق الواقعة أو بدء التاريخ الذى يجب فيه توجيه الدعوة الى الاجتماع .

كما يكون للجهة الادارية المختصة أن تدعو الجمعية العامة اذا نقص عدد أعضاء مجلس الادارة عن الحد الأدنى الواجب توافره لصحة انعقاده أو امتنع الأعضاء المكملين لذلك الحد عن الحضور ، وفى جميع الأحوال تكون مصاريف الدعوة على نفقة البنك .

مادة (٤٢) مكرر *

تنعقد الجمعية العامة العادية السنوية للنظر على الأخص فيما يأتى :

(أ) انتخاب أعضاء مجلس الادارة وعزلهم .

(ب) مراقبة أعمال مجلس الادارة والنظر فى إخلائه من المسئولية .

(ج) المصادقة على الميزانية وحساب الأرباح والخسائر .

(د) المصادقة على تقرير مجلس الادارة عن نشاط البنك .

(هـ) الموافقة على توزيع الأرباح وتحديد مكافأة أعضاء مجلس الادارة .

(و) تعيين مراقبى الحسابات وتحديد أتعابهما .

(ز) كل ما يرى مجلس الادارة أو الجهة الادارية المختصة أو المساهمون الذين يملكون ٥٪من رأس المال عرضه على الجمعية العامة .

مادة (٤٣) * * * *

على مجلس ادارة البنك أن يقدم على مسئوليته الى الهيئة العامة لسوق المال بياناً بالتعديلات التى تطرأ على نظام البنك الأساسى ونسب المساهمات فى رأس المال فور حدوثها وتقارير نصف سنوية عن نشاط البنك ونتائج أعماله خلال الشهر التالى لانتهاء تلك المدة على أن تتضمن هذه التقارير قائمة المركز المالى ونتيجة النشاط مصدقاً على ما ورد به من مراقبى الحسابات وذلك طبقاً للنماذج المرفقة باللائحة التنفيذية لقانون سوق رأس المال .

ويجب على البنك نشر ملخص واف للتقارير النصف سنوية والقوائم المالية السنوية في صحيفتين يوميتين صباحيتين واسعتى الانتشار أحداهما على الاقل باللغة العربية .

ويتم اعداد التقارير عن نشاط البنك ونتائج أعماله والقوائم المالية ومراجعة حساباته وفقاً للأحكام الواردة باللائحة التنفيذية وطبقاً للمعايير المحاسبية وقواعد المراجعة الدولية.

مادة (٤٤) * * * *

يجب نشر الاخطار بدعوة الجمعية العامة للاجتماع مرتين فى صحيفتين يوميتين احداهما على الأقل باللغة العربية ، ويتم النشر فى المرة الثانية بعد انقضاء خمسة أيام على الأقل من تاريخ نشر الاخطار الأول وقبل الموعد المقرر لاجتماع الجمعية بخمسة عشر يوماً على الأقل ، ويجب ارسال الاخطار بالدعوة الى المساهمين على عناوينهم الثابتة بسجلات البنك بطريق البريد العادى .

وترسل صورة من اخطار الدعوة على النحو الوارد فى هذا النظام الى الهيئة العامة للاستثمار والهيئة العامة لسوق المال وممثل جماعة حملة السندات فى نفس الوقت الذى يتم فيه نشر اخطار الدعوة ، ويدعى مراقبا الحسابات بكتاب موصى عليه مصحوباً بعلم الوصول .

مادة (٤٥) * * * *

لا يكون انعقاد الجمعية العامة صحيحاً الا اذا حضره مساهمون يمثلون ثلث رأس المال على الأقل فاذا لم يتوافر الحد الادنى فى الاجتماع الأول وجب دعوة الجمعية العامة الى اجتماع ثان يعقد خلال الثلاثين يوماً التالية للاجتماع الأول .

ويجوز الاكتفاء بالدعوة الى الاجتماع الأول اذا حدد فيها موعد الاجتماع الثانى .

ويعتبر الاجتماع الثانى صحيحاً ايا كان عدد الاسهم الممثلة فيه ، وتصدر قرارات الجمعية العامة بالاغلبية المطلقة للاسهم الممثلة فى الاجتماع .

مادة (٤٦) ** * *

تختص الجمعية العامة غير العادية بتعديل نظام البنك مع مراعاة ما يأتى :

(أ) لا يجوز زيادة التزامات المساهمين ويقع باطلاً كل قرار يصدر من الجمعية العامة يكون من شأنه المساس بحقوق المساهم الاساسية التى يستمدها بصفته شريكاً .

(ب) يجوز اضافة اغراض مكملة أو مرتبطة او قريبة من غرض البنك الاصلى .

(ج) يكون للجمعية العامة غير العادية النظر فى اطالة امد البنك أو تقصيره أو حله قبل موعده أو تغيير نسبة الخسارة التى يترتب عليها حل البنك اجبارياً او ادماج البنك.

واذا بلغت خسائرالبنك نصف رأس المال المصدر وجب على مجلس الادارة ان يبادر الى دعوة الجمعية العامة غير العادية للنظر فى حل البنك او استمراره . ولا ينفذ اى تعديل فى نظام البنك الا بموافقة الهيئة العامة للاستثمار .

مادة (٤٦) مكرر *

مع مراعاة الاحكام المتعلقة بالجمعية العامة العادية تسرى على الجمعية العامة غير العادية الاحكام الآتية :

(أ) تجتمع الجمعية العامة غير العادية بناء على دعوة مجلس الادارة ، وعلى المجلس توجيه الدعوة اذا طلب اليه ذلك عدد من المساهمين يمثلون (١٠٪) من رأس المال على الأقل لاسباب جدية ويشترط ان يودع الطالبون اسهمهم مركز البنك أو احد البنوك المعتمدة ولا يجوز سحب هذه الاسهم الا بعد انفضاض الجمعية واذا لم يقم المجلس بدعوة الجمعية خلال شهر من تقديم الطلب كان للطالبين ان يتقدموا بطلبهم الى الجهة الادارية المختصة التى تتولى توجيه الدعوة .

(ب) لا يكون اجتماع الجمعية العامة غير العادية صحيحاً الا اذا حضره مساهمون يمثلون نصف رأس المال على الاقل ، فاذا لم يتوافر الحد الادنى فى الاجتماع الاول وجهت دعوة الجمعية الى اجتماع ثان يعقد خلال الثلاثين يوماً التالية للاجتماع الاول ، ويعتبر الاجتماع الثانى صحيحاً اذا حضره عدد من المساهمين يمثل ربع رأس المال على الاقل .

(ج) تصدر قرارات الجمعية العامة غير العادية باغلبية ثلثى الاسهم الممثلة فى الاجتماع الا اذا كان القرار يتعلق بزيادة رأس المال او خفضه او حل البنك قبل الميعاد او تغيير الغرض الاصلى او ادماجه ، فيشترط لصحة القرار في هذه الاحوال ان يصدر باغلبية ثلاثة ارباع الاسهم الممثلة فى الاجتماع .

مادة (٤٧) *

لا يجوز للجمعية العامة المداولة فى غير المسائل المدرجة فى جدول الاعمال ومع ذلك يكون للجمعية حق المداولة فى الوقائع الخطيرة التى تتكشف اثناء الاجتماع .

ومع مراعاة احكام القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية واحكام هذا النظام تكون القرارات الصادرة من الجمعية العامة ملزمة لجميع المساهمين سواء كانوا حاضرين الاجتماع الذى صدرت فيه هذه القرارات او غائبين او مخالفين فى الرأي ، وعلى مجلس الادارة تنفيذ قرارات الجمعية العامة .

مادة (٤٧) مكرر *

تسجل اسماء الحاضرين من المساهمين فى سجل خاص يثبت فيه حضورهم وما اذا كان بالاصالة او بالوكالة ، ويوقع هذا السجل قبل بداية الاجتماع من كل من مراقبى الحسابات وجامعى الاصوات .

ويكون لكل مساهم يحضر اجتماع الجمعية العامة الحق فى مناقشة الموضوعات المدرجة فى جدول الاعمال واستجواب اعضاء مجلس الادارة ومراقبى الحسابات بشأنها .

ويشترط تقديم الاسئلة مكتوبة قبل انعقاد الجمعية العامة بثلاثة ايام على الاقل فى مركز ادارة البنك بالبريد المسجل او باليد مقابل ايصال .

ويجيب مجلس الادارة على اسئلة المساهمين واستجواباتهم بالقدر الذى لا يعرض مصلحة البنك او المصلحة العامة للضرر ، واذا رأى المساهم ان الرد غير كاف احتكم الى الجمعية العامة ويكون قرارها واجب التنفيذ .

ويكون التصويت فى الجمعية العامة بالطريقة التى يحددها رئيس الاجتماع ، ويجب ان يكون التصويت بطريقة سرية اذا كان القرار يتعلق بانتخاب اعضاء مجلس الادارة او بعزلهم او باقامة دعوى المسئولية عليهم ، او اذا طلب ذلك رئيس مجلس الادارة او عدد من المساهمين يمثل عشر الاصوات الحاضرة فى الاجتماع على الاقل .

ولا يجوز لاعضاء مجلس الادارة الاشتراك فى التصويت على قرارات الجمعية العامة فى شأن تحديد رواتبهم ومكافآتهم او ابراء ذمتهم واخلاء مسئوليتهم عن الادارة.

مادة (٤٨) * *

يحرر محضر اجتماع يتضمن اثبات الحضور وتوافر نصاب الانعقاد وكذلك اثبات حضور ممثلى الجهات الادارية او الممثل القانونى لجماعة حملة السندات كما يتضمن خلاصة وافية لجميع مناقشات الجمعية العامة وكل ما يحدث اثناء الاجتماع والقرارات التى اتخذت فى الجمعية وعدد الاصوات التى وافقت عليها او خالفتها وكل ما يطلب المساهمون اثباته فى المحضر ، ويوقع على المحضر رئيس الجلسة وامين السر وجامعا الاصوات ومراقبا الحسابات .

وتدون محاضر اجتماعات الجمعية العامة بصفة منتظمة عقب كل جلسة فى سجل خاص ويوقع على السجل رئيس الجلسة وامين السر .

ويجب ارسال صورة من محضر اجتماع الجمعية العامة للهيئة العامة للاستثمار والهيئة العامة لسوق المال والممثل القانونى لجماعة حملة السندات وذلك خلال شهر على الاكثر من تاريخ انعقادها .

مادة (٤٨) مكرر *

مع عدم الاخلال بحقوق الغير حسنى النية يقع باطلاً كل قرار يصدر من الجمعية العامة بالمخالفة لاحكام القانون او نظام البنك .

وكذلك يجوز ابطال كل قرار يصدر لصالح فئة معينة من المساهمين او للاضرار بهم او لجلب نفع خاص لاعضاء مجلس الادارة او غيرهم دون اعتبار لمصلحة البنك .

ولا يجوز ان يطلب البطلان فى هذه الحالة الا المساهمون الذين اعترضوا على القرار فى محضر الجلسة او الذين تغيبوا عن الحضور بسبب مقبول .

وللجهة الادارية المختصة ان تنوب عنهم فى طلب البطلان اذا تقدموا باسباب جدية .

ويترتب على الحكم بالبطلان اعتبار القرار كأن لم يكن بالنسبة الى جميع المساهمين وعلى مجلس الادارة نشر ملخص الحكم بالبطلان فى احدى الصحف اليومية وفى صحيفة الشركات .

وتسقط دعوى البطلان بمضى سنة من تاريخ صدور القرار ولا يترتب على رفع الدعوى وقف تنفيذ القرار ما لم تأمر المحكمة بذلك .

الباب السادس
فى مراقبى الحسابات

مادة (٤٩) *

مع مراعاة احكام المواد من ١٠٣ الى ١٠٩ من القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية يكون للبنك مراقبين اثنين للحسابات ممن تتوافر فى شأنهم الشروط المنصوص عليها فى قانون مزاولة مهنة المحاسبة والمراجعة تعينهما الجمعية العامة وتقدر اتعابهما .

ويسأل المراقبان عن صحة البيانات الواردة فى تقريرهمابوصفهما وكيلين عن مجموع المساهمين ولكل مساهم اثناء عقد الجمعية العامة ان يناقش تقرير المراقبين وان يستوضحهما عما ورد به .

الباب السابع
السنة المالية للبنك - الحساب الختامى
المال الاحتياطى - توزيع الارباح

مادة (٥٠) *

تبدأ السنة المالية للبنك فى اول يناير وتنتهى فى ٣١ ديسمبر من كل سنة .

مادة (٥١) * * * * * * *

مع مراعاة ما تنص عليه المادة ٦ من القانون رقم ٩٥ لسنة ١٩٩٢ ، والمادة ٥٨ من اللائحة التنفيذية لهذا القانون على مجلس الادارة أن يعد كل سنة مالية - فى موعد يسمح بعقد الجمعية العامة للمساهمين خلال ثلاثة أشهر على الأكثر من تاريخ انتهائها - القوائم المالية للبنك وتقرير عن نشاطه وعن مركزه المالي في ختام السنة ذاتها .

ويجب على مجلس الادارة أن ينشر الميزانية وحساب الأرباح والخسائر وخلاصة وافية لتقريره وتقرير مراقبى الحسابات قبل اجتماع الجمعية العامة بعشرين يوماً على الأقل .

وترسل صورة مما ينشر الى الهيئة العامة للاستثمار والهيئة العامة لسوق المال وممثل جماعة حملة السندات قبل شهر من التاريخ المحدد لانعقاد الجمعية العامة .

مادة (٥١ مكرر) * * * * * * *

للجمعية العامة العادية الحق في تفويض مجلس الادارة في توزيع كل أو بعض الأرباح التي تكشف عنها القوائم المالية الدورية التي يعدها البنك كل ثلاثة أشهر ، على أن يكون مرفقا بها تقرير عنها من مراقبي الحسابات .

مادة (٥٢) * * * * * * *

توزع أرباح البنك الصافية سنوياً بعد خصم جميع المصروفات العمومية والتكاليف الاخرى كما يلى :

(١) يبدأ باقتطاع مبلغ لايقل عن ٥٪ من الأرباح لتكوين الاحتياطى القانونى ويقف هذا الاقتطاع متى بلغ مجموع الاحتياطى قدراً يوازى ٥٠٪ من رأس مال البنك المدفوع ومتى قل الاحتياطى عن هذه النسبة تعين العودة الى الاقتطاع .

(٢) ثم يقتطع المبلغ اللازم لتوزيع حصة أولى من الأرباح قدرها ٥٪ للمساهمين عن المدفوع من قيمة أسهمهم على أنه اذا لم تسمح أرباح سنة من السنين بتوزيع هذه الحصة فلا يجوز المطالبة بها من أرباح السنين التالية .

(٣) ثم تخصص بعد ذلك نسبة من الأرباح لاتقل عن ١٠٪ ولا تزيد على مجموع الأجور السنوية للعاملين بالبنك ، توزع علي العاملين في البنك طبقاً للقواعد التى يقترحها مجلس الادارة وتعتمدها الجمعية العامة .

(٤) يخصص بعدما تقدم ٥٪ على الأكثر من الباقى كمكافأة لأعضاء مجلس الادارة ، توزع علي رئيس وأعضاء المجلس طبقا للقواعد التي يقررها مجلس الادارة .

(٥) يوزع الباقى من الأرباح بعد ذلك على المساهمين كحصة أضافية فى الأرباح أو يرحل بناء على اقتراح مجلس الادارة الى السنة المقبلة أو يخصص لانشاء مال للاحتياطى أو مال للاستهلاك غير عاديين .

مادة (٥٣) * * * *

يستعمل المال الاحتياطى بقرار من الجمعية العامة بناء على اقتراح مجلس الادارة فيما يكون اوفى بمصالح البنك ، كما يجوز تحويل المال الاحتياطى أو جزء منه الى أسهم يزاد بقيمتها رأس المال المصدر وتوزع الاسهم الناتجة عن الزيادة مجاناً على المساهمين كل بحسب قيمة مساهمته وذلك فى ضوء ما تنص عليه المادة (٢٣) من اللائحة التنفيذية للقانون رقم ٩٥ لسنة ١٩٩٢ .

مادة (٥٤) *

تدفع الارباح الى المساهمين فى المكان والمواعيد التى يحددها مجلس الادارة بشرط الا تجاوز شهراً من تاريخ قرار الجمعية العامة بالتوزيع .

الباب الثامن
فى المنازعات

مادة (٥٥)

لا يترتب على اى قرار يصدر من الجمعية العمومية سقوط دعوى المسئولية المدنية ضد اعضاء مجلس الادارة بسبب الاخطاء التى تقع منهم فى تنفيذ مهمتهم واذا كان الفعل الموجب للمسئولية قد عرض على الجمعية العمومية بتقرير من مجلس الادارة او اى من مراقبى الحسابات فان هذه الدعوى تسقط بمضى سنة من تاريخ صدور قرار الجمعية العمومية بالمصادقة على تقرير مجلس الادارة .

ومع ذلك اذا كان الفعل المنسوب الى اعضاء مجلس الادارة يكون جناية او جنحة فلا تسقط الدعوى الا بسقوط الدعوى العمومية .

مادة (٥٥) مكرر * * * *

مع عدم الاخلال بحقوق المساهمين المقررة قانوناً لا يجوز رفع المنازعات التى تمس المصلحة العامة والمشتركة للبنك ضد مجلس الادارة او ضد واحد او اكثر من اعضائه الا باسم مجموع المساهمين وبمقتضى قرار من الجمعية العامة .

وعلى كل مساهم يريد اثارة نزاع من هذا القبيل ان يخطر بذلك مجلس الادارة قبل انعقاد الجمعية العامة التالية بشهر على الاقل ويجب على المجلس ان يدرج هذا الاقتراح فى جدول اعمال الجمعية .

ومع مراعاة احكام المواد من ٥١ الى ٦١ من القانون رقم ٩٥ لسنة ١٩٩٢ يتم الفصل فى المنازعات الناشئة عن القرارات الادارية الصادرة طبقاً لاحكام القانون المذكور ولائحته التنفيذية بالتظلم لدى اللجنة المشكلة طبقاً للمادة (٥٠) من القانون وطبقاً للاجراءات المنصوص عليها فى اللائحة التنفيذية لهذا القانون .

الباب التاسع
فى حل البنك وتصفيته

مادة (٥٦) *

فى حالة خسارة نصف رأس المال يحل البنك قبل انقضاء اجله الا اذا قررت الجمعية العامة غير العادية خلاف ذلك .

مادة (٥٧) *

عند انتهاء مدة البنك او فى حالة حله قبل الاجل المحدد تعين الجمعية العامة بناء على طلب مجلس الادارة طريقة التصفية وتعين مصفياً او جملة مصفين وتحدد سلطاتهم وتنتهى وكالة مجلس الادارة بتعيين المصفين اما سلطة الجمعية العامة فتبقى قائمة طوال مدة التصفية الى ان يتم اخلاء عهدة المصفين .

الباب العاشر
احكام ختامية

مادة (٥٨) * * * *

تسرى احكام القانون رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية والقانون رقم ٢٣٠ لسنة ١٩٨٩ ولائحته التنفيذية والقانون رقم ٩٥ لسنة ١٩٩٢ ولائحته التنفيذية فيما لم يرد بشأنه نص خاص فى هذا النظام .

مادة (٥٩)

يودع هذا النظام وينشر طبقاً للقانون .

س/م

Commercial International Bank (Egypt) S.A.E

CHAIRMAN
& Managing Director

CIB

البنك التجاري الدولي (مصر) ش.م.م

رئيس مجلس الإدارة
والعضو المنتدب

September 25th, 2003

Ms. Suzan E. Farid
Attorney At Law
Helmy, Hamza & Partners
World Trade Center
1191 Cornich El-Nil
18th Floor
Cairo, Egypt

Subject: **CIB ADR Program Authorized Signatories**

Dear Suzan,

Please find hereunder specimen of the persons authorized to sign on behalf of Commercial International Bank (Egypt) S.A.E., in ADR-related matters.

Name	Title	Signature
Hisham Hassan	General Manager Financial Institutions & Correspondent Banking Group	
Mohamed Farag	Senior Manager Custody, Financial Institutions & Correspondent Banking	

Best regards,

Hisham Ezz Al-Arab

عمارة برج النيل ٢١/٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص.ب : ٢٤٣٠ القاهرة - ت : ٧٤٨١٧٩٧ - ٥٦٩١٨٥٢ (مباشر) س.ت : ٦٩٨٢٦ - فاكسيملى : ٥٦٨٣٨٤٤

03 DEC 30 AM 7:21

2

{As published on Page 27 of Al Ahram Newspaper, 14 February 2002}

Commercial International Bank (Egypt) S.A.E., Giza

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

Call for Convening Ordinary General Assembly

This is a translation of a Photocopy

The Board of Directors of the Commercial International Bank (Egypt) S.A.E. has the pleasure to invite the shareholders to attend the Ordinary General Assembly that shall be held on Tuesday 19 March 2002 at 11.00 am at the Royal Meridian Hotel, Cairo, in the Akhnaton Ballroom.

To Review the following Agenda:

1- The Board of Directors' Report for the fiscal year ending at 31 December 2001.
2- The Report of the two Auditors covering the Balance Sheet, Income Statement, and other financial statements, for the fiscal year ending at 31 December 2001.
3- Approving the Balance Sheet, Income Statement, and other financial statements, for the fiscal year ending at 31 December 2001.
4- Approving the Dividend Account for the fiscal year 2001.
5- Approving the appointments that took place on the Board of Directors, since the last meeting of the Ordinary General Assembly.
6- Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending on 31 December 2001 and determining their remuneration packages for the fiscal year 2002.
7- Appointing the two Auditors, together with determining their fees for the fiscal year that shall end at 31 December 2002.
8- Authorizing the Board of Directors to give donations during the fiscal year 2002.
9- Advising the General Assembly with the annual remuneration package decided by the Board of Directors that shall be paid to the Managing Director and the Head and members of the Executive Committee, Higher Management Committee and the Audit Committee for the fiscal year 2002.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Kindly be advised with the following:

(I) Every shareholder shall have the right to attend the meeting of the General Assembly, either in person or through another shareholder as a proxy, provided that such a proxy is not a Board member. The proxy shall be valid if in writing. No shareholder shall represent a number of votes exceeding 10% of the total shares of the capital and not exceeding 20% of the shares represented in the meeting, with the exception of corporate persons.

(II) Those shareholders that shall attend the General Assembly shall provide a statement of the shares in their possession which are deposited at one of the Companies licensed to manage securities registers. This shall imply freezing the balances of the shares stipulated in the said statement for the purpose of attending the General Assembly, which shall be done at least three days prior to the convening of the General Assembly.

(III) The shareholders may review – at the Financial Affairs Department during the official business hours of the Bank – the detailed statements and documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981 in accordance with the dates stipulated in the said Articles.

(IV) A notice for inviting the shareholders to attend the General Assembly has been sent by ordinary mail to their addresses as listed in the Bank records.

(V) Any questions in relation to the subjects of the Agenda submitted to the General Assembly, must be submitted in writing to the Financial Affairs Department at the Head Office of the Bank, either by registered mail or by hand against receipt, with at least three days prior to the convening of the General Assembly. The discussions at the General Assembly shall be restricted only to the contents of the Agenda.

(VI) The Resolutions of the Ordinary General Assembly shall be adopted by an absolute majority of the number of the votes of the shares represented in the meeting.

(VII) In the event that the quorum required by law for the validity to convene the General Assembly for the first time is not present, then the convening of the Ordinary General Assembly in the second meeting shall be at 12.00 noon of the same date and place, and shall be valid, whatever shall be the number of the shares represented therein.

(VIII) The attendance of the Meeting shall be restricted to the shareholders only.

NB: The shareholders are requested to arrive at least one hour prior to the convening of the General Assembly to record their attendance, identity and proxies.

With the compliments of the Commercial International Bank (Egypt),
Mahmoud Abdel Aziz, Chairman of the Board of Directors & Managing Director

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

The Report of the Two Auditors

To: Messrs. Shareholders of the Commercial International Bank (Egypt) S.A.E.

We have reviewed the Financial Statements of the Commercial International Bank (Egypt) S.A.E., represented in the Balance Sheet as at 31 December 2001, the Income Statement and the Cash-flow Statement for the Fiscal Year ending at the same date. The Bank is responsible for those Statements and our responsibility is to opine on same in light of our audits.

The audits that we have run, were carried out in accordance with the Egyptian Audit Standards, as well as in light of the applicable Egyptian laws. The Egyptian Audit Standards require that the audit process be planned and performed in order to obtain sufficient assurance that the financial statements do not include any errors of material effect. {*Truncated in the photocopy of the newspaper*} in addition to ensuring the validity of the presentation for submitting those financial statements. We have obtained the data and explanations from the management that we were of the opinion were necessary for auditing purposes. We believe that the audit work carried out by us is considered as a suitable basis for opining on the financial statements. We also believe that the abovementioned financial statements, together with the supplementary explanatory notes, express clearly, from all important aspects, the financial position of the Commercial International Bank (Egypt) S.A.E., as at 31 December 2001, as well as the results of its business activities and the cash-flow for the fiscal year ending on the same date, in accordance with the Egyptian Accounting Standards and in light of the Egyptian laws and regulations in relation to our audits.

The Bank is maintaining regular financial accounts which conform with all of the stipulations of the law and the Bank system to be recorded therein. The financial statements were found to be in conformity with the data recorded in those accounts. We did not find that the Bank was in breach of any of the provisions of Act 163 of 1957 and its amendments, within the limits of the information and explanations that were available to us.

The information set forth in the Report of the Board of Directors, that was prepared in accordance with the requirements of Act 159 of 1981, together with its Executive Regulations, was in conformity with what was recorded in the books of the Bank, within the limits for recording such information in those books.

Cairo on 14 February 2002
Emad Hafez Ragheb
Allied for Accounting & Auditing – ERNST & YOUNG
{*Illegible signature*}
Hazem Hassan – KPMG

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مَرْكَز التَّرْجَمَة المُعتَمَدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Summary of the Report of the Board of Directors for the Fiscal Year ending 31 December 2001

The Egyptian economy during the year has faced unprecedented conditions, which affected generally the market, as well as the risks of the Bank dealings and in particular the quality of the portfolios. A glimpse of hope appeared in relation to reform of the monetary and financial policies at the second half year, we and the whole world were surprised of the events of September 2001. The economic recession worsened, and the investment processes as well as the international trade shrunk. However, the Bank –with the grace of God and the feverish efforts of the employees of the Bank- has been able to preserve its distinguished position amongst the Banks of Egypt. The Bank kept its position as one of the five largest Egyptian Banks, and the first as a private sector Bank with best performance according to the assessment of the international institutions. The following are the most important financial indictors, reflecting the progress and the financial position of the Bank as at the end of year 2001 in comparison with the end of year 2000.

(In million LE)

Description	31/12/2001	31/12/2000	% of Development
1. Total Assets	18,601	16,622	11,8
2. Incidental Liabilities	4,999	5,272	(5.2)
3. Total of Customers' Deposits	12,994	11,375	22.00
4. Net Loan Portfolio	11,107	10,312	7.7
5. Net Investments in Shares*	518	481	7.7
6. Net Investments in Bonds	1,429	1,115	28.2
7. Net State Treasury Bonds	808	682	18.3
8. Provisions of Loans & Investments	525	521	0.8
9. Other Provisions	682	617	10.5
10. Net Business Revenues	892	843	5.9
11. Net Profits of the Fiscal Year	402	385	4.4
12. Shareholders Equities	1,575	1,464	7.6
13. Recommended Dividend per Share in LE	3.75	2.75	0

* Including investments in the capital of other banks and companies with joint interest of 146 million Egyptian Pounds as at 31 December 2001, against 124 million Egyptian Pounds as at 31December 2000.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Balance Sheet as at 31 December 2001

	Explanatory Note No.	31 December 2001 (LE)	31 December 2000 (LE)
Assets:			
Cash & Balances held by the Central Bank of Egypt	(5)	1,829,541,631	1,618,028,182
Balances held by other Banks	(6)	2,347,924,596	2,056,723,744
State Treasury Bonds (after deduction)	(7)	808,178,893	682,670,459
Financial Investments for Trading Purposes (after deducting the Provision)	(8, 9)	316,718,271	351,743,541
Loans given to Customers & Banks (after deducting the Provision)	(10, 11)	11,107,163,882	10,212,005,661
Financial Investments for Keeping Purposes	(12)	1,620,348,355	1,244,653,689
Debit Balances and other Assets	(13)	377,984,790	230,519,881
Fixed Assets (after deducting Accumulated Depreciation Provision)	(14)	183,625,907	136,027,929
Total Assets		**18,601,486,325**	**16,622,373,086**
Liabilities & Shareholders' Equities:			
Liabilities:			
Balances Owed to Banks	(15)	285,116,282	176,942,186
Customers' Deposits	(16)	13,993,784,611	11,275,150,395
Credit Balances & Other Liabilities	(17)	407,086,022	715,422,313
Dividend Creditors		289,952,260	288,024,265
Bonds	(18)	600,000,000	600,000,000
Long Term Loans	(19)	768,040,761	1,396,870,676
Other Provisions	(20)	682,175,780	617,438,169
Total Liabilities		**17,026,155,717**	**15,169,849,004**
Shareholders' Equities:			
Paid-up Capital		650,000,000	650,000,000
Provisions		925,330,608	813,524,082
Total Shareholders' Equities	**(21)**	**1,575,320,608**	**1,462,524,082**
Total Liabilities & Shareholders' Equities		**18,601,486,325**	**16,633,373,086**
Incidental Liabilities & Commitments			
Incidental Liabilities & Commitments	(22)	4,998,721,497	5,273,260,559

The accompanying Explanatory Notes are supplementary to the Financial Statements and they should be read together (the Report of the two Auditors is attached herewith).

Mahmoud Mansour Helal, Deputy of the Chairman of the Board of Directors

Mahmoud Abdel Aziz, Chairman of the Board of Directors & Managing Director

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Commercial International Bank
Income Statement for the Financial Year ending 31 December 2001

	Explanatory Note No.	1 January to 31 December 2001 (LE)	1 January to 31 December 2000 (LE)
Interest of Loans & Deposits with Banks		1,174,450,276	1,226,125,048
Interest of Bonds & Public Treasury Debentures		188,971,951	165,520,255
Minus:			
Deposits & Loan Costs		(925,337,228)	(943,604,366)
Net Interest		834,084,999	448,040,927
Banking Fees & Commissions.		214,265,582	179,976,248
Dividends		11,647,406	8,149,292
Profits from selling Financial Investment with the Purpose of Trading		5,583,414	(1,322,022)
Profits from selling Financial Investment for Keeping Purposes		24,125,077	10,816,762
Profits from Foreign Currency Operations		161,812,403	140,221,504
Revenues from other Operations		37,525,325	38,681,642
Total Bank Fees & Commissions		454,959,207	394,522,616
Net Business Income		893,044,206	842,564,552
Minus:			
Provisions		(276,324,948)	(253,884,648)
General & Administrative Expenses, Wear & Tear, and Appreciation.		(189,455,221)	(189,225,570)
Other Expenses.		(25,646,849)	(14,576,871)
		(491,437,118)	**(457,687,089)**
Business Net Profits		401,607,008	384,877,464
Business Unrelated Profits.		151,698	116,150
Net Profit for the Year.		401,758,786	284,992,614
Year Net Profits Per Share	(22)	**5.47**	**5.24**

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Cash Flow Statement for the Fiscal Year Ending at 31 December 2001

	1 January to 31 December 2001 (LE)	1 January to 31 December 2000 (LE)
Cash Flows from Operating Business		
Year Net Profit	401,758,786	
Adjustments for effecting Settlements of Net Profit with Cash Flow		
Cash Generated from Operating Business		
Depreciation	24,712,945	
Provisions (accumulated during the Fiscal Year)	276,324,948	
The amount of the Depreciation Provision (except for Loan Provisions)	(21,492,651)	(29,899,033)
Differences from Evaluating Provisions (other than Loan Provisions)	22,694,241	8,494,610
Profits from selling Financial Investment for Keeping Purposes	(24,125,077)	(10,816,762)
Profits from selling Fixed Assets	(151,698)	(116,150)
Differences from re-evaluation of Long Term Loans in Foreign Currency	185,375,190	121,377,832
Operating Profit before changes in the Assets & Liabilities used in Operating Business	865,106,784	704,867,004
Net Decrease (Increase) in Assets		
Deposits held with Banks	(387,066,398)	(452,756,795)
3-Month Term Sate Treasury Bonds	(420,570,988)	(114,723,886)
Financial Investments for Trading Purposes	39,,045,596	(112,485,072)
Loans given to Customers & Banks	(1,004,776,575)	(566,079,348)
Debit Balance & Other Assets	(174,695,760)	6,527,617
Net Increase (Decrease) In Liabilities		
Balance Owed to Banks	108, 173,096	(92,446,122)
Customers' Deposits	2,618,634,216	1,187,837,143
Credit Balances & Other Liabilities	(208,336,290)	
Net Cash Flow from Operating Business	1,225,512,681	
Net Cash Flow from Investment Business		
Proceeds resulting from selling Financial Investments for Keeping Purposes	1,293,310,551	
Purchases of Financial Investments for Keeping Purposes	(1,661,080,127)	
Proceeds from selling Fixed Assets	151,698	
Payments for Purchasing Fixed Assets/Branches and equipping those Branches	45,081,072	
Net Cash flow used in Investment Business	412,698,961	
Cash flow from Finance Business		
{Truncated in the Translator's photocopy}		
{Truncated in the translator's photocopy}		
Deposits held by Banks		
Over 3 month Term State Treasury Bonds	(609,873,424)	
Total Cash & Liquid Assets	**2,042,509,011**	

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E.

Explanatory Notes Supplementing the Financial Statements for the Fiscal Year ending 31 December 2002.

1. Business

The Commercial International Bank (Egypt) S.A.E. was established on 7 August 1975 as a commercial bank under the Investment Act, together with its Executive Regulations. The Bank provides all banking services related to its business through its Head Office in Giza City, as well as 37 branches and 44 banking units.

2. The Most Important Applicable Accounting Policies

(a) The Applicable Principles for Preparing the Financial Statements:

- The financial statements were prepared according to the Egyptian accounting standards in conformity with international accounting standards and the applicable local laws and regulations.

- The Bank, at the time of preparing the financial statements, changed the classification and valuation policy of the financial investments to conform with the International Accounting Standard No. 39 in relation to measuring and recognizing the financial instruments.

  The changes in the reclassification of the financial investments took place in relation to four items: financial investments for trading purposes, financial investments available for sale, financial investments held until maturity date and financial investments concerning subsidiary companies and companies with joint interest. The evaluation took place as set forth in Explanatory Note No. 2 in relation to items (e, f, g & h), instead of being classified as investments with the purpose of trading and investments with the purpose of holding. The first type was valued on the basis of cost or market value/calculated value, whichever is less, for each homogenous group of investments. The second group was valued on the basis of cost, after reducing its value in the event a permanent drop took place. This resulted in a debit balance of valuation differences amounting to LE20,931,668, as listed in the Income Statement, after using the balance of the provision for investments with the purpose of trading, amounting to LE11,091,662 as at 31 December 2002, which was enhanced by LE6,000,000 during year 2002.

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(b) Transactions in Foreign Currency

The accounts of the Bank are held in Egyptian Pounds and the transactions run in other currencies during the fiscal year were recorded on the basis of the foreign currency rates, as at the date(s) of carrying out such transactions. The balances of those assets and liabilities with a liquid nature were then re-evaluated in other currencies at the end of the fiscal year, on the basis of the applicable foreign currency rates at such date. The differences resulting from such re-evaluation were recorded in the Income Statements as profit (or loss) from foreign currency transactions.

- The outstanding foreign currency Futures were evaluated at the end of the fiscal year on the basis of the fair market value on such date using the foreign currency Future rates for the periods remaining until the due dates relevant to such Futures. The valuation differences were listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The foreign currency Swaps were recorded on the commitment date under the item "Incidental Liabilities & Commitments". The difference between the equivalent values of the two sides of the foreign currency Swaps under "Debit Balances & Other Assets, and "Credit Balances & Other liabilities", on the basis that they were considered as unrealized profits/losses at the commitment date of the foreign currency swap. The said balances, as well as the profits and losses resulting from executing the foreign currency Swaps, were amortized and listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The paid premiums for the foreign currency Options were recorded under the item "Debit Balances & Other Assets" and the balance of the premiums was then settled when listed in the Income Statement in light of the results of the valuation of the foreign currency Options at the fair market value as profit (or loss) from foreign currency transactions.

  - As for the purchased Options for covering those Options sold to the customers, with the purpose of closing the risk related to the nature of their business activity, the difference between the paid premium in relation to the purchased option and the premium collected from the sold option at the date on which such option was created, was listed under "Credit Balances & Other liabilities", and then such difference was settled in the Income Statement as profit (or loss) from foreign currency transactions on an accrual basis.

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(c) **Realized Revenue**

Revenues were recorded on an accrual basis, except for the interest resulting from irregular loans, the resulting revenues of which ceased to be recorded when there was a suspicion that such interest or principle amount of the debt would not be collected. The revenues generated from shares and investment bonds were recorded when payment of the dividends or coupons was announced.

(d) **State Treasury Bonds**

The State Treasury Bonds were recorded at a nominal value and the issuance deductions were recorded under the item "Credit Balances & Other Liabilities". The State Treasury Bonds appeared on the Balance Sheet with the net value after offsetting the issuance deductions.

(e) **Evaluation of Financial Investments for Trading Purposes**

- Financial investments for trading purposes, including those of the financial investment portfolios managed by others, were evaluated at the end of the fiscal year at the fair market value and the valuation differences were recorded in the Income Statement.

- Financial investments for trading purposes that had lost one of the conditions stipulated for its classification as securities for trading purposes, were evaluated according to the book value after deducting such amount resulting from devaluation, pursuant to a comprehensive objective study of the latest financial statements of the company issuing such security. The valuation difference was recorded in the Income Statement.

(f) **Evaluation of Financial Investments Available for Sale**

Financial investments available for sale were evaluated on the basis of cost or fair market value, whichever was less, in relation to each investment separately. The differences were listed in the Income Statement under valuation differences of other financial investments. In the event of an increase, they were added to the aforementioned balance within the limits of such balance that was already listed in the Income Statement resulting from previous fiscal periods.

(g) **Evaluation of Financial Investments held until Maturity Date**

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- The bonds purchased from a first issuance were evaluated on the basis of the adjusted cost representing the nominal value plus the issuance premium or by offsetting the issuance deduction, as the case may be. The issuance premium/issuance deduction was amortized on a fixed installment ratio. Such amortization was recorded under the revenue generated from State Treasury Bonds and those bonds listed in the Income Statement.

  The same method was also applicable in relation to the bonds purchased from the Stock Exchange at a value more or less than the nominal value, after reducing the cost with the amount of the revenues resulting from a period prior to the purchase date.

  In the event that the market value deteriorated and became less than the book value per bond, the book value was adjusted and listed in the Income Statement under valuation differences of other financial statements. However, if there was an increase in the fair market value, then it was added to the Income Statement of the same bank, within the limits of what has already been recorded therein for previous fiscal periods.

  The foreign currency bond book value was adjusted as a result of such evaluation as per the current exchange rate on the valuation date. The valuation differences were then listed in the Income Statement as profit (or loss) from foreign currency transactions.

(h) **Financial Investments Concerning Subsidiary Companies & Companies with a Joint Interest**

The financial investments concerning subsidiary companies and companies with joint interest were evaluated on a cost basis. In the event the fair market value deteriorated to less than the book value, then the book value was then adjusted accordingly for each investment separately and the difference was listed under valuation differences of other financial investments. However, when the market value increased, the difference was added to the said item within the limit of what was accrued and listed in the Income Statements for previous fiscal years.

(i) **Evaluation of the Assets, the Ownership of which was Transferred to the Bank to Offset the Debts of Some Customers**

Those assets – the ownership of which was transferred to the Bank – were listed in the Balance Sheet under the item "Debit Balances & Other Assets" at the value when such transfer took place. When the fair market value of such

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assets decreased below the transfer value on the date of preparing the Balance Sheet, then the resulting differences were accrued and listed in the Income Statement. However, in those cases where there was an increase in the market, the difference was added and listed in the Income Statement, within the limits of what was accrued and deducted from the Income Statements of previous fiscal years.

(j) **Provision for Incidental Loans & Liabilities**

This provision was made to cover specific incidental loans and liabilities, in addition to a percentage to cover general risk calculated on the total of the other incidental loans and liabilities, after offsetting the balances covered by bank deposits and guarantees issued from external banks with a credit blanket in light of the management experience and the detailed periodical studies of the balances of the incidental loans and liabilities.

- The loans were written off if the result of taking actions would have inevitably been useless to collect same and deducted or added from the provision if they were written off and then later collected.

(k) **Incidental Liabilities & Commitments**

The incidental liabilities that the Bank became a party to, in addition to the commitments related to foreign currency Futures, Swaps and arbitrage, as well as other commitments that were beyond the Balance Sheet, were listed under an item called "Incidental Liabilities & Commitments" on the grounds that they did not represent actual assets or liabilities on the date of the Balance Sheet.

(l) **Cash & Liquid Assets**

For the purposes of preparing the Cash Flow Statement, the item called "Cash & Liquid Assets" included cash balances, balances held by the Central Bank of Egypt, current account balances held by other banks and the balances of the State Treasury Bonds that were due within three months after possession.

(m) **Depreciation & Amortization**

- The fixed assets were depreciated on a fixed straight installment ratio by using appropriate depreciation ratios that were determined on the basis of the life expectancy of each asset.

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- The enhancement and renewal expenses in relation to the rented premises of the Bank branches, were amortized on the life expectancy or lease term, whichever was the least.

(n) **Taxes**

- The taxes payable by the Bank were calculated pursuant to the applicable and valid laws, regulations and instructions related thereto.

- The tax liability provision was created after carrying out the required study within the light of a detailed study of tax claims.

3. Financial Instruments and Risk Management Related thereto

3-1 Financial Instruments

(a) The financial instruments of the Bank were represented in the financial assets and liabilities, including cash balances, current accounts, deposits held by other banks, financial investments, bank loans granted to customers and other banks, as well as financial liabilities including customers' deposits and other banks' deposits. The financial instruments also included the rights and obligations listed under the item called "Incidental Liabilities & Commitments".

The Explanatory Note No. 2 supplementary to the financial statements, included the accounting policies adopted in relation to the basis of bookkeeping and measuring the most important financial instruments and the revenues and expenses related thereto.

(b) **Fair Market Value for Financial Instruments**

According to the evaluation principles adopted in assessing the assets and liabilities of the Bank, as stipulated in the Explanatory Notes supplementary to the financial statements, the fair market value of the financial instruments did not differ from the book value as at the date of the Balance Sheet. As for the financial investments – except for those acquired for trading purposes – the Explanatory Notes (8, 11 & 12) indicate the fair market value of such financial investments as at the date of the Balance Sheet.

(c) **Futures**

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According to the instructions of the Central Bank of Egypt, the Bank may not enter in Futures, unless within the limits necessary to cover its requirements of foreign currency or those requirements of the Bank's customers to face their foreign currency obligations resulting from their dealings through the Bank, all of which were short-term deposits.

3-2 **Risk Management of Financial Instruments**

(a) **Interest Rate Risk**

Most of the financial instruments were subject to fluctuation as a result of changes in the interest rates related thereto. The Bank intended to take a number of actions to reduce the effects of such risk to a minimum, such as:

- To correlate the interest rate applicable to borrowing with the interest rate applicable to lending.
- Using the debit interest rates in relation to the various currencies as a guide to determine the interest rate.
- Observing that the due dates of the financial assets were matched with the due dates of the financial liabilities.

The Explanatory Notes supplementary to the financial statements under Nos. 27 and 28 indicate the due dates of the financial assets and liabilities as well as the average interest rates that were applicable during the fiscal year in relation to such financial assets and liabilities.

(b) **Credit Risk**

The loans of the customers and banks, together with financial investments in the form of bonds, as well as the balances of current accounts, deposits held by other banks and rights and obligations of others, were deemed as financial assets exposed to credit risk, represented in the inability of such parties to partially or totally pay the amounts they owed to the Bank on the due dates.

The Bank adopted a number of actions to reduce the credit risk to a minimum:

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- preparing credit studies about the customers and banks before dealing with them and ascertaining the credit risk ratios related thereto.

- Obtaining sufficient securities to reduce the amount of risk that could result in the event of the insolvency of those customers or banks.

- Running periodical follow-up and studies of the customers and banks with the purpose of assessing their financial and credit positions, as well as assessing the provisions required to cover irregular debts and balances.

- Distributing the portfolio of loans and balances of other banks on various sectors to avoid concentrated risks.

The Explanatory Note No. 30 indicates the distribution of the portfolio of loans on various sectors.

(c) **The Fluctuation Risk of Foreign Currency Rates**

The nature of the Bank requires dealing in a number of foreign currencies, a matter which may expose the Bank to a fluctuation risk of foreign currency rates. In order to reduce such risk to a minimum, the Bank observed maintaining a balance in the positions of the foreign currencies, in accordance with the instructions issued by the Central Bank of Egypt in this concern.

The Explanatory Note No. 31 indicates the most important positions existing at the date of the Balance Sheet.

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(5) Cash & Balances Held by the Central Bank of Egypt

	31 December 2001 (LE)	31 December 2000 (LE)
Cash Fund	357,029,739	278,247,080
Legal Reserve Balance held in Local Currency with Central Bank of Egypt	872,027,098	924,070,748
Deposits in Foreign Currencies held by the Central Bank of Egypt	600,484,794	415,710,354
	1,829,541,631	1,618,028,182

(6) Balance held by Banks:

	31 December 2001 (LE)	31 December 2000 (LE)
A. The Central Bank of Egypt	578,671,386	156,223,154
Time Deposits	11,191,610	93,312,900
B. Local Banks	977, 695,575	918,693,178
Current Accounts	988, 887,185	1,012,007,078
Total Balances held with Local Banks	2,347,924,596	2,056,723,744

(7) State Treasury Bonds

	31 December 2001 (LE)	31 December 2000 (LE)
State Treasury Bonds (90 days)	200,000,000	500,000,000
State Treasury Bonds (180 days)	620,000,000	195,000,000
	820,000,000	695,000,000
Issuance Discount	(11,821,107)	(12,329,541)
	808,178,893	682,670,459

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(8) Financial Investment for Trading Purposes

	31 December 2001 (LE)	31 December 2000 (LE)
(a) Investments in Shares	4,046,535	5,494,618
(b) Investments in Bonds	213,783,307	269,809,139
(c) Portfolios managed by Other Parties	103,356,329	84,928,010
Total Financial Investments for Trading Purposes	321,186,171	360,231,767
Provisions against Devaluation of Financial Investments for Trading Purposes	(4,467,900)	(8,488,226)
Net Financial Investments for Trading Purposes	316,718,271	351,743,541
Financial Investments Listed in the Stock Exchange	126,058,597	275,303,757
Financial Investments Unlisted in the Stock Exchange	195,127,574	84,928,010
	321,186,171	360,231,767

- The fair market value of the financial investments available for sale and listed in the Stock Exchange Market amounted to LE125,358,117 as at 31 December 2001, against LE375,856,783 as at 31 December 2000.

(9) Provision against Devaluation in Financial Investments for Trading Purposes

	31 December 2001 (LE)	31 December 2000 (LE)
Provisional Balance at Beginning of Year	8,488,226	21,874,199
Accumulative Balance during Year	9,000,000	25,300,000
Converted into Evaluation Differences in Financial Investments for Keeping Purposes	(15,059,898)	(39,721,651)
Re-evaluation Differences of Provision	2,039,572	1,025,678
Provision Balance at End of Year	4,467,900	8,488,226

(10) Loans for Customers & Banks

	31 December 2001 (LE)	31 December 2000 (LE)
Discounted Commercial Bills	147,409,060	204,954,166
Loans for Customers	11,258,351,982	10,624,734,005
Loans for Banks	281,929,340	137,683,575
	11,687,690,382	10,967,271,746
Loan Provisions	(521,020,704)	(512,970,340)
Set-off Interest	(59,505,796)	(141,395,745)
	(580,526,500)	(654,366,085)
Net Loans & Debts	11,107,163,882	10,312,005,661

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

(11) Loan Provision (Regular/Irregular)

31 December 2001

	Specific (LE)	General (LE)	Total (LE)
Provision Balance at Beginning of Year	187,327,000	325,642,340	512,970,340
Accumulated Provisions During Year	187,021,981	22,596,373	210,618,354
Collected Loans (were written off)	4,000		4,000
Converted from General to Specific	161,934,934	(161,934,934)	0
Re-evaluation Differences of Provision in Foreign Currencies		48,961,925	48,961,925
	526,287,915	226,266,704	772,554,619
Used Part from the Provision during the Year	(251,533,915)		(251,533,915)
Provision Balance at End of Year	284,754,000	236,266,704	521,020,704

31 December 2000

	Specific (LE)	General (LE)	Total (LE)
Provision Balance at Beginning of Year	120,268,435	281,326,200	401,594,635
Accumulated Balance During Year	75,083,336	21,396,749	96,480,085
Collected Loans (were written off)		22,920,391	22,920,391
	195,351,771	325,643,340	520,995,111
Used Part from the Provision during the Year	(8,024,771)		(8,024,771)
Provision Balance at End of Year	187,327,000	325,643,340	512,970,340

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(12) Financial Investment for Keeping Purposes

	31 December 2001		31 December 2000	
	Value (LE)	Contribution %	Value (LE)	Contribution %
(a) Shares in Capital in Banks & Companies of Common Interest:				
CIB Company for Investment	110,726,921	18,02%	110,726,921	18,02%
CIB Company for Brokerage	8,500,000	40%	8,500,000	40%
Fleming CIB for Fund Management	1,500,000	30%	1,500,000	30%
	1,500,000	40%	1,500,000	40%
CIB Company for Portfolio Management (under liquidation)	24,000,000	40%	12,000,000	40%
	146,226,921		124,226,921	
(B) Other Acquired Securities for Holding Purposes	719,884,358		662,934,898	
Investments in State Bonds in US Dollars	140,292,719		--	
Investments in Shares	268,577,447		265,167,670	
Investments in Bonds	255,265,910		182,224,200	
	1,484,121,434		1,110,426,768	
Net Financial Investments for Holding Purposes	1,630,348,255		1,244,652,689	
Financial Investments for Holding Purposes:				
Financial Investments Listed on the Stock Exchange	1,129,321,267		865,241,537	
Financial Investments Unlisted in the Stock Exchange	491,016,988		379,212,152	
	1,630,348,355		1,244,653,689	

The fair market value of the financial investments with the purpose of keeping, which are listed in the Stock Exchange: 1,246,762,546 Egyptian Pounds as at 31 December 2001, as against 963,580,659 Egyptian Pounds as at 31 December 2000.

An amount of 857,648,910 Egyptian Pounds representing financial investments with a purpose of trading was transferred into financial investments with the purpose of keeping, pursuant to the decision of the Bank management.

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(13) Debit Balances & Other Assets

	31 December 2001 (LE)	31 December 2000 (LE)
Accrued Revenue	132,175,162	100,665,596
Prepaid Expenses	13,472,293	12,048,721
Advance Payments Against Fixed Assets	53,973,294	62,204,245
Assets Ownership Transferred to the Bank after Deducting the Provision Accumulated during the Year	12,553,724	16,553,724
Various Debt Balances	182,810,217	37,047,595
Total Debt Balances & Fixed Assets	277,948,790	220,519,881

(14) Net Fixed Assets (After Deducting Accumulated Deprecation)

	31 December 2001 (LE)	31 December 2000 (LE)	Consumption %
Lands	1,485,923	1,342,188	-
Buildings & Constructions	141,671,809	117,781,361	5%
Integrated Automated Systems	87,032,048	54,882,207	20%
Means of Transport	11,163,595	10,483,596	20%
Fittings & Installations	38,941,823	23,083, 740	33%
Tools & Equipment	47,902,661	40,102,160	12.5%
Furniture	15,862,068	14,544,218	10&23%
Total	344,059,927	271,820,570	
Accumulated Deprecation	(160,424,020)	(135,792,641)	
Net Fixed Assets	183,635,907	136,027,929	

The Depreciation amounted to LE24,712,945 for the Fiscal Year end 31 December 2001 as against LE23,048,245 for the Fiscal Year end 31 December 2000.

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(15) {*truncated*}

	31 December 2001 (LE)	31 December 2000 (LE)
(a) **Central Bank of Egypt**:		
Time Deposits	3,121,902	1,096,190
(b) **Local Banks:**		
Current Accounts	47,750,243	15,617,039
Time Deposits	30,080,997	7,267,955
Total Balances Due to Local Banks	77,831,240	22,884,994
(c) **Foreign Banks:**		
Current Accounts	112,400,630	125,925,732
Time Deposits	91,762,510	27,026,270
Total Balances of Foreign Banks	204,162,140	152,962,002
Total	285,116,282	176,942,186

(16) Customer Deposits

	31 December 2001 (LE)	31 December 2000 (LE)
Call Deposits	2,842,189,376	2,361,174,462
Term Deposits & Notice Deposits	7,062,788,691	6,792,707,955
Savings Bonds & Deposits	1,257,764,200	66,939,000
Savings Accounts	2,307,006,643	1,781,249,592
Other Deposits	524,035,701	273,079,385
Total Customers' Deposits	12,993,784,611	11,375,150,395

(17) Credit Balances & Other Liabilities

	31 December 2001 (LE)	31 December 2000 (LE)
Accrued Interest	56,333,000	78,420,695
Accrued Expenses	8,514,912	26,324,492
Creditors	280,914,736	394,524,390
Various Credit Balances	61,323,275	216,152,736
Total Credit Balances & Other Liabilities	**407,086,022**	**715,422,312**

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(18) Bonds

The Bonds issued by the bank, amounting to 600 million Egyptian Pounds as at the date of the Balance Sheet are as follows:

First Issuance Bonds, Maturity 2002:

300 million Egyptian Pounds, divided into 300 thousand bonds, each with a Nominal Value of 1,000 Egyptian Pounds, issued in May 1997, as negotiable and non-transferable to shares, with semi-annual variable interest rate coupons on the basis of the latest interest rate per annum as announced by the Central Bank of Egypt for the Egyptian State Treasury Bonds for a term of 182 days, plus 1/8% or on the basis of lending rate and discount of the Central Bank of Egypt minus 3% in case there are no State Treasury Bonds issued for a term of 182 days, and with a minimum interest rate of not less than 9% p.a.

Second Issuance Bonds, Maturity 2004:

300 million Egyptian Pounds, divided into 300 thousand bonds, each with a Nominal Value of 1,000 Egyptian Pounds, issued in April 1999, non-transferable to shares with semi-annual variable interest rate coupons of 10.25%p.a

(19) Long Term Loans

The Long Term Loans amounted to 76,040,761 Egyptian Pounds, as follows:

- A joint loan with Sumitomo Bank amounting to 150 million US Dollars, a portion of which amounting to 100 million US Dollars shall be due within three years from the date of signing the Contract on 4 December 2000, however the remaining balance shall be due within five years.

- The share of the Commercial International Bank (Egypt) in the grant submitted by the European Union to the Ministry of Economy & International Cooperation, amounting to 39,744,000 Egyptian Pounds to finance the private sector as per the Agreement signed on 31 August 1995 between the Commercial International Bank (Egypt) and Cairo Barclays (the signatory was the Undersecretary of the Ministry of Economy & International Cooperation).

- An amount of 22,298,357 Egyptian Pounds representing the share of the Commercial International Bank (Egypt) in the grant submitted by the European Union to the Egyptian Government for the Ministry of Agriculture for developing the food sector.

- A loan amounting to 4 million Euros granted by the European Investment Bank for financing the capital market investments.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

(20) Other Provisions (In Egyptian Pounds)

31 December 2001

Description	Balance at Beginning of Year	Accumulated Balance During Year	Re-Evaluation Differences	Used Portion During Year	Balance at End of Year
Provision of Potential Tax Claims	477,320,673	49,334,949		(9,500,000)	517,155,622
Provision of Judicial Claims	1,281,752		243,718		1,525,470
Provision of Potential Fiscal Stamps	14,590,406				14,590,406
Provision of Incidental Liabilities	25,587,000	2,281,646			27,968,646
Provision of General Risk	92,489,564		20,411,051		*{unclear}*
Insurance Provision	6,000,000	2,000,000			8,000,000
Provision of Real Estate Tax	168,774			(122,752)	25,021
Total of Other Provision	17,438,169	52,716,595	10,654,769	(9,626,752)	682,175,780

31 December 2000

Description	Balance at Beginning of Year	Accumulated Balance during Year	Re-Evaluation Differences	Used Portion During Year	Balance at End of Year
Provision of Potential Tax Claims	247,599,369	129,721,204			487,220,672
Provision of Judicial Claims	1,180,542		101,209		1,281,752
Provision of Potential Fiscal Stamps	14,590,406				14,590,406
Provision of Incidental Liabilities	24,475,192	1,111,808			25,587,000
Provision of General Risk	85,121,841		7,357,722		92,489,564
Insurance Provision	2,000,000	2,000,000			6,000,000
Provision of Real Estate Tax	346,156			(177,282)	168,774
Total of Other Provision	476,222,507	132,822,112	7,458,932	(177,282)	617,438,169

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(21) Shareholders' Equities (Egyptian Pounds)

31 December 2001

Description	Capital	Legal Reserve	General Provision	Special Provision	Year Profits	Total
Balance at Beginning of the Fiscal Year	650,000,000	288,621,627	362,182,552	162,709,902		1,462,524,082
Net Profit of the Year					401,758,286	401,758,286
Transferred into Provisions		20,087,939	91,718,587		(111,806,526)	
Recommended Dividends					(289,952,260)	(289,952,260)
Balance at End of Fiscal Year	650,000,000	308,719,566	452,901,129	162,709,902	0	1,575,220,608

31 December 2000

Description	Capital	Legal Reserve	General Provision	Special Provision	Year Profits	Total
Balance at Beginning of the Fiscal Year	650,000,000	269,281,946	284,462,884	162,709,902		1,266,554,733
Net Profit of the Year					284,992,614	284,992,614
Transferred into Provisions		19,249,281	77,719,668		(96,969,249)	
Recommended Dividends					(288,024,265)	(288,024,265)
Balance at End of Fiscal Year	650,000,000	288,621,627	262,182,552	162,709,902	0	1,462,524,082

(22) Incidental Liabilities & Commitments

	31 December 2001 (LE)	31 December 2000 (LE)
Letters of Guarantee	2,804,086,191	2,901,580,577
Letters of Credit	628,712,670	822,022,281
Accepted Bills from Suppliers as Credit Facilities	555,265,951	548,814,484
Foreign Currency Futures	675,685	(157,782)
Total	4,998,721,497	5,272,260,559

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(23) Net Profit Per Share (Dividend)

	31 December 2001 (LE)	31 December 2000 (LE)
Net Profit of the Fiscal Year	401,758,786	384,992,614
Remuneration Package for the Board Members	(6,026,282)	(5,774,904)
The Share of the Staff in the Net Profit of the Fiscal Year	(40,175,878)	{unclear}
The Share of the Shareholders in the Profit	255,556,526	{unclear}
Number of Shares	65,000,000	{unclear}
Net Profit Per Share (Dividend)	5,47	5,24

(24) Assets & Liabilities (Egyptian Pounds)

	31 December 2001 (LE)	31 December 2000 (LE)
Assets		
Cash & Balances held by the Central Bank of Egypt	1,829,541,621	
Balances held by Banks	2,247,924,596	
State Treasury Bonds	820,000,000	
Financial Investments for Trading Purposes	221,186,171	
Loans given to Customers	7,172,142,208	4,455,042,378
Financial Investments for Keeping Purposes		1,620,348,255
Total Assets	12,491,794,606	6,085,290,722
Liabilities		
Balances owed to Banks	285,116,282	
Customers' Deposits	12,722,584,770	1,270,199,841
Bonds		600,000,000
Long Term Loans		768,040,761
Total Liabilities	12,008,701,052	2,628,240,602

(25) Applicable Interest Rates During the Fiscal Year

The average interest rate for assets and liabilities amounted to 7.42% and 5.06%, respectively.

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(26) Positions of Leading Currencies

	31 December 2001 (Egyptian Pound)	31 December 2000 (Egyptian Pound)
Egyptian Pounds	992	50,987
US Dollars	2,177	(55,522)
Sterling Pounds	(887)	(164)
Japanese Yen	(197)	58
Swiss Franc	111	(278)
Euro	(102)	1,829

(27)

- The Bank accounts were examined and settled for tax purposes for the commencing business and up until the end of the Fiscal Year 1984.
- The Trust Company's tax was paid for the years 1985 and up until 1988, pursuant to the decision of the Appeal Committee and there is still an ongoing dispute with the Investment Tax Department before the Courts of First Instance.
- The actual tax inspection took place for the years for the years from 1989 and up until 1993. The points of dispute are currently set before the Internal Committee of the Tax Authority.
- The years from 1994 and up until 200 are currently under inspection.

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(28) Distribution of Assets & Incidental Liabilities

	Local Currency	Foreign Currency
I. Assets		
Balances held by Banks	526,689,738	1,821,234,858
Loans Given to Customers & Banks	**Total in LE**	**%**
Agricultural Sector	65,632,512	0,56
Industrial Sector	5,984,279,210	51,46
Trade Sector	825,037,677	7,10
Services Sector	3,551,228,388	30,54
Family Sector	758,156,667	6,52
Other Sectors	443,850,132	2,82
Total	11,628,184,586	100,00
Loan Provisions	(521,020,704)	4,48
Net Loans	11,107,162,882	
II. Liabilities	**Local Currency**	**Foreign Currency**
1. Balances owed to Banks	37,058,856	248,057,426
2. Deposits	**Total in LE**	**%**
Agricultural Sector.	19,061,903	0,13
Industrial Sector	1,576,483,678	11,27
Trade Sector	365,273,741	2,61
Services Sector	2,034,041,435	14,54
Family Sector	8,982,854,024	64,20
Other Sectors	1,015,069,830	7,25
Total	12,992,784,611	100,00
III. Incidental Liabilities	**Local Currency**	**Foreign Currency**
Letters of Guarantee	1,269,886,894	6,534,199,297
Letters of Credit (Import & Export)	88,769,886	549,942,784
Accepted Bills for Suppliers' Credit Facilities	255,449,097	299,807,854
Foreign Currency Futures	49,206	626,479
	1,614,155,083	2,284,576,414

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(29) **Transactions with Related Parties**

The Bank deals with the related parties on the same basis as dealing with others, whereas all of these transactions are governed by the usual banking rules and customary practices, as well as the applicable policies and regulations of the Bank.

(30) **Comparative Figures**

The comparative figures were amended in order to conform with the classification of the financial statement for the current year.

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١٤ / ٢ / ٢٠٠٢

البنك التجارى الدولى

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى — رأس المال المصدر والمدفوع ٦٥٠ مليون ج

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس إدارة البنك التجارى الدولى (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده فى الساعة الحادية عشر من صباح يوم الثلاثاء الموافق ١٩ مارس ٢٠٠٢.

وسوف تنعقد الجمعية بفندق رويال ميريديان بالقاهرة (قاعة اخناتون).

وذلك للنظر فى جدول الأعمال التالى:

(١) تقرير مجلس الإدارة عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١.
(٢) تقرير مراقبى الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الاخرى. وذلك عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١.
(٣) التصديق على الميزانية وقائمة الدخل والقوائم المالية الاخرى وذلك عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١.
(٤) الموافقة على حساب توزيع الارباح عن عام ٢٠٠١.
(٥) إقرار التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر اجتماع للجمعية العامة العادية.
(٦) إخلاء طرف أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١ وتحديد مكافآتهم عن عام ٢٠٠٢.
(٧) تعيين مراقبى الحسابات وتحديد أتعابهما عن السنة المنتهية فى ٣١/١٢/٢٠٠٢
(٨) الترخيص لمجلس الإدارة بالتبرع خلال عام ٢٠٠٢.
(٩) احاطة الجمعية بالمكافأة السنوية التى قررها مجلس الإدارة للعضو المنتدب والرئيس وأعضاء اللجنة التنفيذية ولجنة الإدارة العليا ولجنة المراجعة عن عام ٢٠٠٢.

ونرجو أن نوجه عناية سيادتكم إلى مايلى:

أولا: لكل مساهم الحق فى حضور اجتماع الجمعية العامة بطريق الأصالة أو إنابة مساهم آخر عنه من غير أعضاء مجلس الإدارة ويشترط لصحة الانابة أن تكون ثابتة فى توكيل كتابى. وباستثناء الاشخاص الاعتباريين لايكون لاى مساهم أن يمثل عن طريق الوكالة عددا من الاصوات يجاوز ١٠٪ من مجموع الاسهم فى رأس المال وبما لايجاوز ٢٠٪ من الاسهم الممثلة فى الاجتماع.

ثانيا: على السادة المساهمين الذين يرغبون فى حضور الجمعية العامة ان يقدموا كشف حساب للاسهم التى يحوزونها والمودعة لدى احدى شركات ادارة سجلات الاوراق المالية متضمنا تجميد رصيد الاسهم الموضح بكشف الحساب لغرض حضور الجمعية. وذلك قبل تاريخ انعقاد الجمعية العامة بثلاثة ايام على الاقل.

ثالثا: يمكن للسادة المساهمين الاطلاع على الكشوف التفصيلية والمستندات المشار اليها فى المواد ٢١٩ / ٢٢٠ / ٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١. وفقا للمواعيد المقررة بالمواد المذكورة وذلك بادارة الشئون المالية فى ساعات العمل الرسمية للبنك.

رابعا: تم ارسال اخطار الدعوة للاجتماع إلى المساهمين على عناوينهم الثابتة بسجلات البنك عن طريق البريد العادى.

خامسا: اى اسئلة تتعلق بالموضوعات المعروضة على الجمعية العامة يتعين تقديمها كتابة الى ادارة الشئون المالية بالمركز الرئيسى للبنك بالبريد المسجل او باليد مقابل ايصال قبل تاريخ انعقاد الجمعية العامة بثلاثة ايام على الاقل وتقتصر المناقشة فى الجمعية العامة حول ماورد بجدول الاعمال فقط.

سادسا: تصدر قرارات الجمعية العامة العادية بالاغلبية المطلقة لعدد الاصوات المقررة للاسهم الممثلة فى الاجتماع.

سابعا: فى حالة عدم توافر النصاب القانونى لصحة اجتماع الجمعية العامة العادية الاول فسوف تنعقد الجمعية العامة العادية فى اجتماع ثان فى تمام الساعة الثانية عشر ظهر نفس اليوم وفى نفس المكان. ويكون الاجتماع الثانى صحيحا ايا كان عدد الاسهم الممثلة فيه.

ثامنا: حضور الاجتماع قاصر على المساهم دون اصطحاب مرافقين.

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة على الاقل لاثبات الحضور والشخصية والتوكيلات.

مع تحيات البنك التجارى الدولى (مصر)

محمود عبد العزيز

رئيس مجلس الادارة والعضو المنتدب

قائمة الدخل عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١

	رقم الايضاح	من ١ يناير ٢٠٠١ إلى ٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	من ١ يناير ٢٠٠٠ إلى ٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
عائد القروض والأرصدة لدى البنوك		١,١٧٤,١٥٠,٢٧٦	١,٢٢٦,١٢٥,٠٤٨
عائد أذون الخزانة والسندات		١٨٨,٩٧١,٩٥١	١٦٥,٥٢٠,١٥٥
يخصم:			
تكلفة الودائع والاقتراض		(٩٢٥,٢٣٧,٢٢٨)	(٩٤٢,٦٠١,٢٦٦)
صافى العائد		٤٣٨,٠٨٤,٩٩٩	٤٤٨,٠٤٠,٩٣٧
عمولات واتعاب خدمات مصرفية		٢١٤,٢٦٥,٥٨٢	١٩٧,٩٧٦,٢٤٨
توزيعات الاسهم		١١,٦٤٧,٤٠٦	٨,١١٩,٢٩٢
ارباح بيع استثمارات مالية بغرض المتاجرة		٥,٥٨٢,٤١٤	(١,٣٢٢,٠٢٢)
ارباح بيع استثمارات مالية بغرض الاحتفاظ		٢٤,١٢٥,٠٧٧	١٠,٨١٦,٧٦٢
ارباح عمليات النقد الاجنبى		١٦١,٨١٢,٤٠٣	١٤٠,٣٢١,٥٠٤
إيرادات عمليات اخرى		٣٧,٥٢٥,٣٢٥	٣٨,٦٨١,١٤٣
اجمالى العمولات والخدمات المصرفية		٤٥٤,٩٥٩,٢٠٧	٣٩٤,٥٢٢,٦١٦
صافى ايراد النشاط		٨٩٣,٠٤٤,٢٠٦	٨٤٢,٥٦٤,٥٥٣
يخصم:			
مخصصات		(٢٧٦,٣٢٤,٩٤٨)	(٢٥٣,٨٨٤,٦٤٨)
مصروفات ادارية وعمومية واهلاك واستهلاك		(١٨٩,١٥٥,٢٢١)	(١٨٩,٢٢٥,٥٧٠)
مصروفات اخرى		(٢٥,٩٤٦,٨٤٩)	(١٤,٥٧٦,٨٧١)
		(٤٩١,٤٣٧,١١٨)	(٤٥٧,٦٨٧,٠٨٩)
صافى ارباح النشاط		٤٠١,٦٠٧,٠٨٨	٣٨٤,٨٧٧,٤٦٤
ارباح غير متعلقة بالنشاط		١٥١,٦٩٨	١١٦,١٥٠
صافى ارباح العام		٤٠١,٧٥٨,٧٨٦	٣٨٤,٩٩٣,٦١٤
نصيب السهم فى صافى ارباح العام	(٢٢)	٥,١٧	٥,٢٤

قائمة التدفقات النقدية عن السنة المالية المنتهية فى ٣١/١٢/٢٠٠١

	من ١ يناير ٢٠٠١ إلى ٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	من ١ يناير ٢٠٠٠ إلى ٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
التدفقات النقدية من انشطة التشغيل:		
صافى أرباح العام	٤٠١,٧٥٨,٧٨٦	٣٨٤,٩٩٣,٦١٤
تعديلات لتسوية صافى الارباح مع التدفقات النقدية من انشطة التشغيل		
الاهلاك	٣٤,٧١٢,٩٤٥	٣٣,٠٤٨,٢٤٥
المخصصات (المكون خلال العام)	٢٧٦,٣٢٤,٩٤٨	٢٥٣,٨٨٤,٦٤٨
المستخدم من المخصصات (خلاف مخصص القروض)	(٢١,٤٩٣,٦٥١)	(٢٩,٨٩٩,٠٣٢)
فروق تقييم ارصدة المخصصات بخلاف مخصص القروض	٣٢,٦٩١,٣٤١	٨,٤٩٤,٦١٠
ارباح بيع استثمارات مالية بغرض الاحتفاظ	(٢٤,١٢٥,٠٧٧)	(١٠,٨١٦,٧٦٢)
ارباح بيع اصول ثابتة	(١٥١,٦٩٨)	(١١٦,١٥٠)
فروق اعادة تقييم قروض طويلة الاجل بالعملة الاجنبية	١٨٥,٣٧٥,١٩٠	١٢١,٢٣٧,٨٣٢
ارباح التشغيل قبل التغيرات فى الاصول والالتزامات المستخدمة فى انشطة التشغيل	٨٦٥,١٠٦,٧٨٤	٧٤٠,٨٦٧,٠٠٤
صافى النقص (الزيادة) فى الاصول		
ودائع لدى البنوك	(٢٨٧,٠٦٦,٢٩٨)	(٤٥٣,٧٥٦,٧٩٥)
اذون الخزانة استحقاق اكثر من ثلاثة اشهر	(٤٢٠,٥٧٠,٩٨٨)	(١١٤,٧٢٢,٨٨٦)
استثمارات مالية بغرض المتاجرة	٢٩,٠٤٥,٥٩٦	(١١٣,٤٨٤,٠٧٢)
قروض للعملاء والبنوك	(١,٠٠٤,٧٧٦,٥٧٥)	(٥٦٦,٠٧٩,٣٤٨)
الارصدة المدينة والاصول الاخرى	(١٧٤,٦٩٥,٧٦٠)	٦,٥٣٣,٦١٧
صافى الزيادة (النقص) فى الالتزامات		
الارصدة المستحقة للبنوك	١٠٨,١٧٢,٠٩٦	(٩٢,٤٤٦,١٢٢)
ودائع العملاء	١,٦١٨,٦٢٤,٢١٦	[illegible]
الارصدة الدائنة والالتزامات الاخرى	(٢٠٨,٣٢٦,٢٩٠)	[illegible]
صافى التدفقات النقدية الناتجة فى انشطة التشغيل	١,٣٢٥,٥١٣,٦٨١	[illegible]
التدفقات النقدية من انشطة الاستثمار		
متحصلات من بيع استثمارات مالية بغرض الاحتفاظ	[illegible]	[illegible]
مشتريات استثمارات مالية بغرض الاحتفاظ	[illegible]	[illegible]
متحصلات من بيع اصول ثابتة	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
صافى التدفقات النقدية المستخدمة فى انشطة الاستثمار	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

تقرير مراقبى الحسابات

الى السادة مساهمى البنك التجارى الدولى (مصر)

[illegible]

العمر الانتاجى المقدر لكل اصل.
... بنه ستهلاك مصروفات التحسينات والتجد ... المقدر ... عقد الايجار ايهما اقل

(ى) الضرائب: تحتسب الضرائب المستحقة ... فى هذا الشأن.
... تكوين مخصص الالتزامات الضريبية ... للمطالبات الضريبية.

(٤) الأدوات المالية وإدارة المخاطر

تشمل الأدوات المالية للبنك فى الاصول و ... والحسابات الجارية والودائع لدى البنوك والا ... ودائع العملاء والمستحق للبنوك والقروض طويلة ... ضمن بند التزامات عرضية وارتباطات.
ويتضمن ايضاح رقم ٢ من الايضاحات المتممة ... وقياس أهم الادوات المالية وما يرتبط بها من ...

(أ) خطر سعر العائد:
تتعرض لمه بعض الأدوات المالية للتقلبات ... تخفض آثار مثل هذا الخطر الى الحد الادنى ومن ...
- ربط سعر العائد على الاقتراض مع سعر العائد ...
- الاسترشاد بأسعار الخصم للعملات المختلفة عند ...
- مراقبة توافق تواريخ استحقاقات الاصول والا ...
وتبين الايضاحات ارقام ٢٤ و ٢٥ من الايضاحات ... والالتزامات المالية وبيان بمتوسط سعر العائد ... والالتزامات المالية.

(ب) خطر الائتمان:
تعتبر القروض للعملاء وكذا ارصدة الحسابات ... الأصول المالية المعرضة لخطر الائتمان المتمثل فى ... فى تواريخ الاستحقاق
ويقوم البنك بتقليل الاجراءات التالية ... اعداد الدراسات الائتمانية عن العملاء قبل ...
- الحصول على الضمانات الكافية لتخفيض حجم ...
- المتابعة والدراسة الدورية للعملاء بهدف ... للديون والارصدة غير المنتظمة.
- توزيع محفظة القروض للعملاء والارصدة لدى ... ويبين ايضاح رقم (٢٨) توزيع محفظة ...

(ج) خطر تقلبات سعر صرف العملات الاجنبية

(د) القيمة العادلة للأدوات المالية:

٥- نقدية وأرصدة لدى

٦- أرصدة لدى البنوك

للبنك

البيانات المالية الواردة بتقرير مجلس الادارة [illegible] رقم ١٥٩ لسنة ١٩٨١ ولائحته التنفيذية متفقة مع ما هو وارد بدفاتر البنك وذلك فى الحدود التى تثبت بها مثل تلك البيانات بالدفاتر.

القاهرة فى [illegible] فبراير ٢٠٠٢ — مراقبا الحسابات

عماد حافظ راغب	حازم حسن
محاسبون المتضامنون AA	KPMG حازم حسن
محاسبون قانونيون ومستشارون	محاسبون قانونيون ومستشارون

ملخص تقرير مجلس الادارة عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

واجه الاقتصاد المصرى خلال العام محل التقرير ظروفا غير مسبوقة أثرت بقوة على السوق بوجه عام وعلى مخاطر التعامل المصرفى وجودة المحافظ بشكل خاص. وعندما بدأت بعض بشائر اصلاح السياسات النقدية والمالية بقية منتصف العام. فوجئ العالم بأحداث سبتمبر ٢٠٠١. فزاد عمق الركود الاقتصادي وتقلص عمليات الاستثمار والتجارة الدولية ورغم كل ذلك استطاع البنك - بفضل من الله وتضافر جهود ابنائه - أن يحافظ على مركزه المتميز بين بنوك مصر حيث احتفظ بمكانته كواحد من اكبر خمس بنوك مصرية. وأولها كقطاع خاص. وافضلها بتقدير مؤسسات التقييم الدولية.

فيما يلى أهم المؤشرات المالية لتطور المركز المالى للبنك فى نهاية عام ٢٠٠١ بالمقارنة مع نهاية عام ٢٠٠٠.

(الأرقام بالمليون جنيه)

	البيــــــان	٢٠٠١/١٢/٣١	٢٠٠٠/١٢/٣١	نسبة التطور %
١	اجمالى الموجودات	١٨.٦٠١	١٦,٦٣٣	١١,٨
٢	الالتزامات العرضية	٤,٩٩٩	٥.٢٧٣	(٥.٢)
٣	اجمالى ودائع العملاء	١٣,٩٩٤	١١.٣٧٥	٢٣,٠
٤	صافى محفظة القروض	١١,١٠٧	١٠.٣١٣	٧.٧
٥	صافى الاستثمارات فى الاسهم*	٥١٨	٤٨١	٧.٧
٦	صافى الاستثمارات فى السندات	١,٤٢٩	١,١١٥	٢٨.٢
٧	صافى أذون الخزانة	٨٠٨	٦٨٣	١٨.٣
٨	مخصصات القروض والاستثمارات	٥٢٥	٥٢١	٠.٨
٩	المخصصات الاخرى	٦٨٢	٦١٧	١٠.٥
١٠	صافى ايرادات النشاط	٨٩٣	٨٤٣	٥,٩
١١	صافى ارباح العام	٤٠٢	٣٨٥	٤,٤
١٢	حقوق المساهمين	١,٥٧٥	١.٤٦٤	٧,٦
١٣	التوزيع النقدى المقترح للسهم (جنيه مصرى)	٣,٧٥	٣,٧٥	٠

* منها استثمارات فى رؤوس أموال بنوك وشركات مساهمة مشتركة قدرها ١١٦ مليون جنيه مصرى فى ٢٠٠١/١٢/٣١ مقابل ١٢١ مليون جنيه مصرى فى ٢٠٠٠/١٢/٣١.

الميزانية فى ٣١ ديسمبر ٢٠٠١

	الايضاح	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
الاصول			
نقدية وارصدة لدى البنك المركزى	(٥)	١,٨٢٩,٥٤١,٦٣١	١,٦١٨,٠٢٨,١٨٢
ارصدة لدى البنوك	(٦)	٢,٢٤٧,٩٢٤,٥٩٦	٢,٠٥٦,٧٢٢,٧٤٤
اذون خزانة (بعد الخصم)	(٧)	٨٠٨,١٧٨,٨٩٣	٦٨٢,٦٧٠,١٥٩
استثمارات مالية بغرض المتاجرة (بعد خصم المخصص)	(٨و٩)	٣١٦,٧١٨,٢٧١	٢٥١,٧٤٣,٥٤١
قروض للعملاء والبنوك (بعد خصم المخصص)	(١٠و١١)	١١,١٠٧,١٦٣,٨٨٢	١٠,٣١٣,٠٠٥,٦٦١
استثمارات مالية بغرض الاحتفاظ	(١٢)	١,٦٣٠,٢٤٨,٣٥٥	١,٢٤٤,٦٥٣,٦٨٩
ارصدة مدينة واصول اخرى	(١٣)	٣٧٧,٩٨٤,٧٩٠	٣٣٠,٥١٩,٨٨١
اصول ثابتة (بعد خصم مجمع الاهلاك)	(١٤)	١٨٢,٦٢٥,٩٠٧	١٣٦,٠٢٧,٩٢٩
اجمالى الاصول		١٨,٦٠١,٤٨٦,٣٢٥	١٦,٦٣٣,٣٧٢,٠٨٦
الالتزامات وحقوق المساهمين			
الالتزامات			
ارصدة مستحقة للبنوك	(١٥)	٢٨٥,١١٦,٢٨٣	١٧٦,٩٤٣,١٨٦
ودائع العملاء	(١٦)	١٣,٩٩٣,٧٨٤,٦١١	١١,٣٧٥,١٥٠,٢٩٥
ارصدة دائنة والتزامات اخرى	(١٧)	٤٠٧,٠٨٦,٠٣٣	٧١٥,٤٣٣,٣١٣
دائنو توزيعات		٢٨٩,٩٥٣,٢٦٠	٢٨٨,٠٢٤,٢٦٥
سندات	(١٨)	٦٠٠,٠٠٠,٠٠٠	٦٠٠,٠٠٠,٠٠٠
قروض طويلة الاجل	(١٩)	٧٦٨,٠٤٠,٧٦١	١,٢٩٦,٨٧٠,٦٧٦
مخصصات اخرى	(٢٠)	٦٨٢,١٧٥,٧٨٠	٦١٧,٤٢٨,١٦٩
اجمالى الالتزامات		١٧,٠٢٦,١٥٠,٧١٧	١٥,١٦٩,٨٤٩,٠٠٤
حقوق المساهمين			
رأس المال المدفوع		٦٥٠,٠٠٠,٠٠٠	٦٥٠,٠٠٠,٠٠٠
احتياطيات		٩٢٥,٣٣٠,٦٠٨	٨١٣,٥٢٤,٠٨٢
اجمالى حقوق المساهمين	(٢١)	١,٥٧٥,٣٣٠,٦٠٨	١,٤٦٣,٥٢٤,٠٨٢
اجمالى الالتزامات وحقوق المساهمين		١٨,٦٠١,٤٨٦,٣٢٥	١٦,٦٣٣,٣٧٢,٠٨٦
التزامات عرضية وارتباطات			
التزامات عرضية وارتباطات	(٢٢)	٤,٩٩٨,٧٣١,٤٩٧	٥,٢٧٣,٢٦٠,٥٥٩

الايضاحات المرفقة متممة للقوائم المالية وتقرأ معها
(تقرير مراقبى الحسابات مرفق)

محمود منصور هلال	**محمود عبد العزيز**
نائب رئيس مجلس الادارة	رئيس مجلس الادارة والعضو المنتدب

قائمة التوزيعات المقترحة للارباح عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

	٢٠٠١ (جنيه مصرى)	٢٠٠٠ (جنيه مصرى)
- صافى أرباح العام	٤٠١,٧٥٨,٧٨٦	٣٨٤,٩٩٣,٦١٤
اجمالى الأرباح القابلة للتوزيع	٤٠١,٧٥٨,٧٨٦	٣٨٤,٩٩٣,٦١٤
توزع كالتالى		
- احتياطى قانونى	٢٠,٠٨٧,٩٣٩	١٩,٢٤٩,٦٨١
- توزيعات المساهمين - حصة أولى	٣٢,٥٠٠,٠٠٠	٣٢,٥٠٠,٠٠٠
- حصة العاملين بالبنك	٤٠,١٧٥,٨٧٨	٣٨,٤٩٩,٣٦١
- مكافأة أعضاء مجلس الادارة	٦,٠٢٩,٣٨٣	٥,٧٧٤,٩٠٤
- توزيعات للمساهمين - حصة ثانية	٢١١,٢٥٠,٠٠٠	٢١١,٢٥٠,٠٠٠
- احتياطى عام	٩١,٧١٨,٥٨٧	٧٧,٧١٩,٦٦٨
الاجمـــالى	٤٠١,٧٥٨,٧٨٦	٣٨٤,٩٩٣,٦١٤

الايضاحات المتممة للقوائم المالية عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

(١) البنك ونشاطه

تأسس البنك التجارى الدولى (مصر) - شركة مساهمة مصرية - كبنك تجارى وذلك بتاريخ ٧ أغسطس ١٩٧٥ فى ظل قانون الاستثمار. ويقوم البنك بتقديم كافة الاعمال المصرفية المتعلقة بنشاطه وذلك من خلال الفرع الرئيسى بمدينة الجيزة وعدد سبعة وثلاثون فرعا بالاضافة إلى تسعة وثلاثون وحدة مصرفية.

(٢) أسس إعداد القوائم المالية

تعد القوائم المالية طبقا للمعايير المحاسبية المصرية المتوافقة مع المعايير المحاسبية الدولية (فيما عدا المعيار الدولى رقم ٣٩ والخاص بإثبات وقياس الأدوات المالية فإنه لم يطبق بعد حيث لم تصدر تعليمات بتطبيقه من البنك المركزى المصرى) وكذا فى ضوء القوانين والتعليمات المحلية السارية.

(٣) أهم السياسات المحاسبية

(أ) المعاملات بالعملات الأجنبية: تمسك حسابات البنك بالجنيه المصرى وتثبت المعاملات بالعملات الاجنبية خلال السنة المالية على أساس أسعار الصرف السارية فى تاريخ تنفيذ المعاملة.
ويتم اعادة تقييم ارصدة الاصول والالتزامات ذات الطبيعة النقدية بالعملات الاجنبية فى نهاية السنة المالية على أساس أسعار الصرف السارية فى ذلك التاريخ. هذا وتدرج فروق التقييم الناتجة بقائمة الدخل.

(ب) تحقق الايراد:
يتبع البنك مبدأ الاستحقاق فى اثبات عوائد القروض والارصدة لدى البنوك واذون وسندات الخزانة باستثناء عوائد القروض الغير منتظمة التى يتم ايقاف اثباتها كايراد عند عدم التأكد من استرداد قيمة هذه العوائد أو أصل المديونية. أما توزيعات الاسهم فتثبت عند تحصيلها.

(جـ) اذون الخزانة
يتم اثبات اذون الخزانة بالقيمة الأسمية ويثبت خصم الاصدار بالأرصدة الدائنة والالتزامات الأخرى وتظهر أذون الخزانة بالميزانية مستبعدا منها رصيد خصم الاصدار.

(د) اثبات وتقييم الاستثمارات المالية بغرض المتاجرة:
يتم اثبات الاستثمارات المالية بغرض المتاجرة بالتكلفة على أن يتم تقييم الاستثمارات المالية بغرض المتاجرة والمقيدة فى بورصة الأوراق المالية فى نهاية السنة المالية بالتكلفة أو القيمة السوقية أيهما أقل كما يتم تقييم الاستثمارات المالية الغير مقيدة فى بورصة الأوراق المالية بالتكلفة أو القيمة المحسوبة على أساس الدراسة الموضوعية لآخر قوائم مالية معتمدة للشركات المصدرة لهذه الأوراق أيهما أقل ويكون المخصص اللازم بقيمة انخفاض القيمة السوقية أو المحسوبة عن التكلفة وذلك لكل استثمار على حدة وذلك بالاضافة إلى نسبة مئوية عامة لمخاطر تقلبات الأسعار.

(هـ) اثبات وتقييم الاستثمارات المالية بغرض الاحتفاظ:
يتم اثبات الاستثمارات المالية المقتناه بغرض الاحتفاظ بالتكلفة التاريخية وفى حالة حدوث انخفاض دائم فى قيمتها السوقية أو المحسوبة طبقا للدراسات التى تتم فى هذا الشأن عن قيمتها الدفترية تعدل القيمة الدفترية بقيمة الانخفاض والذى يحمل على قائمة الدخل وذلك لكل استثمار على حدة.

(و) مخصص القروض ومخصص الالتزامات العرضية:
يتم تكوين مخصص للقروض والالتزامات العرضية الغير منتظمة بذاتها. بالاضافة الى نسبة مئوية للمخاطر العامة تحسب على مجموع القروض والالتزامات العرضية الاخرى مستبعدا منها الارصدة المغطاة بودائع وضمانات وكفالات مصرفية صادرة من بنوك خارجية وذات ملاءة وذلك فى ضوء الدراسات التفصيلية الدورية لارصدة القروض والالتزامات العرضية.
- يتم اعدام القروض فى حالة عدم جدوى الاجراءات المتخذة حيالها لتحصيلها وذلك خصما على المخصص والذى يضاف اليه المتحصلات من القروض التى سبق إعدامها وتجرى متابعة مستمرة للقروض السابق اعدامها مع مواصلة اتخاذ كافة الاجراءات القانونية وغيرها لتحصيل قيمتها أو ما يمكن استرداده منها.

(ز) الالتزامات العرضية والارتباطات:
تظهر الالتزامات العرضية التى يدخل فيها البنك طرفا بالاضافة الى الارتباطات على عقود الصرف الآجلة خارج الميزانية تحت بند (التزامات عرضية وارتباطات) وباعتبارها لا تمثل اصول او التزامات فعلية فى تاريخ الميزانية.

(ح) النقدية وما فى حكمها:
لأغراض إعداد قائمة التدفقات النقدية يتضمن بند النقدية وما فى حكمها أرصدة النقدية والارصدة لدى البنك المركزى وارصدة الحسابات الجارية لدى البنوك وكذا ارصدة اذون الخزانة التى تستحق خلال ثلاثة أشهر من تاريخ اقتنائها.

(ط) الاهلاك والاستهلاك:
يتم اهلاك الاصول الثابتة بطريقة القسط الثابت باستخدام معدلات اهلاك مناسبة يتم تحديدها على أساس

٨ - استثمارات مالية بغرض المتاجرة

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)
(أ) استثمارات فى أسهم	٤٠٥٩٥٢٥ [illegible]
(ب) استثمارات فى سندات	..
(ج) محافظ تدار بمعرفة الغير	...١,٢٥٦,٢٢٩
إجمالى استثمارات مالية بغرض المتاجرة	...٢١,١٨٦,١٧١
مخصص هبوط اسعار استثمارات مالية بغرض المتاجرة	(...٤,٤٦٧,٩٠٠)
صافى استثمارات مالية بغرض المتاجرة	...٣١٦,٧١٨,٢٧١
وتتمثل الاستثمارات المالية بغرض المتاجرة فى:	
- إستثمارات مالية مقيدة فى البورصة	...١٢٦,٠٥٨,٥٩٧
- إستثمارات مالية غير مقيدة فى البورصة	...١٩٥,١٢٧,٥٧٤
	...٣٢١,١٨٦,١٧١

وتبلغ القيمة السوقية للإستثمارات بغرض المتاجرة المقيدة فى البورصة مبلغ ٢٥٨,١١٧... ٢٠٠١ بينما بلغت القيمة السوقية ٢٧٥,٨٥٦,٧٨٢ جنيه مصرى فى ٣١ ديسمبر ٢٠٠٠

٩ - مخصص هبوط أسعار استثمارات مالية...

	٣١ ديسمبر ٠١ (جنيه مصرى)
رصيد المخصص أول العام	٨,٤٨٨,٢٢٦
المكون خلال العام	٩,٠٠٠,٠٠٠
المحول إلى فروق تقييم استثمارات مالية بغرض الاحتفاظ	...٨٩٨)
فروق إعادة تقييم المخصص	...,٥٧٢
الرصيد فى نهاية العام	٤,٤٦٧,٩٠٠

١٠ - قروض للعملاء والبنوك

	٣١ ديسمبر ٠١ (جنيه مصرى)
- أوراق تجارية مخصومة	٤٧,٤٠٩,٠٦٠
- قروض للعملاء	...٥٨,٢٥١,٩٨٢
- قروض للبنوك	...٨١,٩٢٩,٣٤٠
	...٨٧,٦٩٠,٣٨٢
- مخصص القروض	(...١,٠٢٠,٧٠٤)
- العوائد المجنبة	(...٩,٥٠٥,٧٩٦)
	(...,٥٢٦,٥٠٠)
صافى القروض والسلفيات	...٧,١٦٣,٨٨٢

١١ - مخصص القروض (منتظمة/...

٣١ ديسمبر ٢٠٠١

	محـــدد (جنيه مصرى)	عـ... (جـ...)
- رصيد المخصص أول العام	١٨٧.٣٣٧.٠٠٠	...٣٤٠
- المكون خلال العام	١٨٧.٠٢١.٩٨١	...٣٧٣
متحصلات من قروض سبق اعدامها	٤.٠٠٠	
- محول من عام إلى محدد	١٦١.٩٣٤.٩٣٤	...٣٤)
- فروق اعادة تقييم أرصدة المخصص بالعملات الأجنبية		...٢٥
	...,٢٨٧,٩١٥	...٠٤
المستخدم من المخصص خلال العام	(٢٥١.٥٣٣.٩١٥)	
رصيد المخصص فى آخر العام	٢٨٤.٧٥٤.٠٠٠	...٠١

٣١ ديسمبر ٢٠٠٠

	محـــدد (جنيه مصرى)	...
- رصيد المخصص أول العام	١٢٠,٢٦٨,٤٣٥	...
- المكون خلال العام	٧٥,٠٨٢,٣٣٦	...
- فروق اعادة تقييم ارصدة المخصص بالعملات الاجنبية		
	١٩٥,٣٥١,٧٧١	
المستخدم من المخصص خلال العام	(٨,٠٢٤,٧٧١)	
رصيد المخصص فى اخر العام	١٨٧,٣٢٧,٠٠٠	

إخطار أول

CIB

... يا (مصر) ش.م.م

رمز الثقة

... بنيه مصرى المركز الرئيسى ٢١/٢٣ شارع الجيزة - الجيزة - سجل تجارى رقم ٦٩٨٢٦ الجيزة

... دات الخاصة بفروع البنك المستأجرة على مدى العمر الانتاجى

... ى البنك طبقا للقوانين واللوائح والتعليمات السارية المعمول بها

... د إجراء الدراسة اللازمة وذلك فى ضوء الدراسات التفصيلية

... المتعلقة بها

... لتزامات المالية. وتتضمن الأصول المالية أرصدة النقدية ... ثمارات المالية والقروض للعملاء. وتتضمن الالتزامات المالية ... ة الأجل كما تتضمن الأدوات المالية الحقوق والتعهدات المدرجة

... القوائم المالية السياسات المحاسبية المتبعة بشأن أسس إثبات ... ت ومصروفات.

... ة تغير أسعار العائد عليها ويقوم البنك بعدة إجراءات من شأنها ... همها.

... لى الاقراض.

... تحديد أسعار العائد.

... زامات المالية مع أسعار العوائد المرتبطة بها.

... القيمة للقوائم المالية بيان بتواريخ استحقاقات الأصول ... ستخدمة بمعرفة البنك خلال السنة المالية على تلك الأصول

... جارية والودائع لدى البنوك والحقوق والتعهدات من الغير من ... عدم قدرة تلك الأطراف على سداد جزء أو كل المستحق عليهم

... خفض الخطر الائتمانى إلى الحد الأدنى.

... ل معهم وتحديد معدلات الخطر الائتمانى المتعلقة بذلك.

... المخاطر التى تنشأ فى حالة تعثر العملاء.

... م مراكزهم المالية والائتمانية وتقدير المخصصات المطلوبة

... لبنوك على قطاعات مختلفة تلافيا لتركيز المخاطر.

... ملاء على القطاعات المختلفة.

... ية:

... ة طبقا لطبيعة نشاطه فان ذلك الامر قد يعرضه لخطر ... اض تخفيض ذلك الخطر إلى الحد الأدنى فإن البنك يراعى ... الصادرة عن البنك المركزى المصرى فى هذا الشأن. ... قوائم المالية أهم مركز العملات الأجنبية القائمة فى تاريخ

... امات البنك والودائع لا تختلف القيمة ... المالية فإن ... ريا عن قيمتها الدفترية فى تاريخ الميزانية.

... لبنك المركزى

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
	٢٥٧,٠١٩,٧٢٩	٢٧٨,٢٤٢,٤٠٠
... طلب		
	٨٧٢,٠٢٧,٠٩٨	٩٢٤,٠٧٠,٧٢٨
	٩٠٠,٤٨٤,٧٩٤	٤١٥,٧١٠,٢٥٤
	١,٨٢٩,٥١١,٦٢١	١,٦١٨,٠٢٨,١٨٢

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)

١٢- استثمارات مالية بغرض الاحتفاظ

	٣١ ديسمبر ٢٠٠١		٣١ ديسمبر ٢٠٠٠	
	القيمة (جنيه مصرى)	نسبة المساهمة	القيمة (جنيه مصرى)	نسبة المساهمة
(أ) مساهمات فى رؤوس أموال شركات تابعة وشركات ذات مصلحة مشتركة				
شركة التجارى الدولى للاستثمار	١١٠,٣٢٦,٩٢١	٪١٨,٠٢	١١٠,٣٢٦,٩٢١	٪١٨,٠٢
شركة التجارى الدولى للسمسرة فى الأوراق المالية	٨,٥٠٠,٠٠٠	٪٤٠	٨,٥٠٠,٠٠٠	٪٤٠
شركة فليمنج سى اى لإدارة صناديق الاستثمار	١,٥٠٠,٠٠٠	٪٢٠	١,٥٠٠,٠٠٠	٪٢٠
شركة التجارى الدولى لإدارة محفظة الأوراق المالية (تحت التصفية)	١,٥٠٠,٠٠٠	٪٤٠	١,٥٠٠,٠٠٠	٪٤٠
شركة التجارى الدولى للتأجير	٢٤,٠٠٠,٠٠٠	٪٤٠	١٢,٠٠٠,٠٠٠	٪٤٠
	١٤٥,٨٢٦,٩٢١		١٣٣,٨٢٦,٩٢١	
(ب) أوراق مالية أخرى محتفظ بها بغرض الاحتفاظ بها				
استثمارات فى سندات حكومية	٧١٩,٨٨٤,٢٥٨		٦٦٢,٩٢١,٨٩٨	
استثمارات فى سندات حكومية بالدولار	١٤٠,٢٩٢,٧١٩		--	
استثمارات فى أسهم	٣٦٨,٥٧٧,٤٤٧		٣٦٥,١١٧,٦٧٠	
استثمارات فى سندات	٢٥٥,٣٦٥,٩١٠		١٨٢,٣٢٤,٢٠٠	
	١,٤٨٤,١٢١,١٢٤		١,١١٠,٤٢٦,٧٦٨	
صافى الاستثمارات المالية بغرض الاحتفاظ	١,٦٣٠,٢١٨,٢٥٥		١,٢٤٤,٦٥٢,٦٨٩	
وتتمثل الاستثمارات المالية بغرض الاحتفاظ فى				
استثمارات مالية مقيدة فى البورصة	١,١٣٩,٢٢١,٣٦٢		٨٦٥,٢٤١,٥٣٢	
استثمارات مالية غير مقيدة فى البورصة	٤٩١,٠١٦,٨٨٨		٣٧٩,٤١٢,١٥٢	
	١,٦٣٠,٢١٨,٢٥٥		١,٢٤٤,٦٥٢,٦٨٩	

وتبلغ القيمة السوقية للاستثمارات المالية بغرض الاحتفاظ المقيدة فى البورصة ١,٢٤٦,٣٦٢,٥٤١ جنيه مصرى فى ٣١ ديسمبر ٢٠٠١ بينما بلغت ٩٥٩,٥٨٠,٩٦٢ جنيه مصرى فى ٣١ ديسمبر ٢٠٠٠

تم نقل مبلغ ١٥٢,٦١٨,٩٩٠ جنيه مصرى قيمة استثمارات فى سندات من الاستثمارات المالية بغرض المتاجرة إلى الاستثمارات المالية بغرض الاحتفاظ طبقا لقرار إدارة البنك.

١٣- أرصدة مدينة وأصول أخرى

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
إيرادات مستحقة	١٣٢,١٧٥,١٦٣	١٠٠,٦٦٥,٥٩٦
مصروفات مقدمة	١٣,٤٧٢,٢٩٣	١٢,٠٤٨,٧٢١
دفعات مقدمة تحت حساب شراء أصول ثابتة	٢٥,٩٧٢,٢٩٤	٦٢,٢٠٤,٢٤٥
أصول آلت ملكيتها للبنك بعد خصم المخصص المكون خلال العام وقدره ٢,٠٠٠,٠٠٠ جنيه)	١٢,٥٥٣,٧٢٤	١٦,٥٥٣,٧٢٤
أرصدة مدينة متنوعة	١٨٢,٨١٠,٢١٧	٢٧,٠٤٧,٥٩٥
إجمالى الأرصدة المدينة والأصول الأخرى	٣٧٧,٩٨٤,٧٩٠	٢٢٠,٥١٩,٨٨١

١٤- الأصول الثابتة (بالصافى بعد خصم مجمع الإهلاك)

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)	نسبة الإهلاك ٪
أراضى	١,٤٨٥,٩١٢	١,٢٤٢,١٨٨	-
مبانى وإنشاءات	١٤١,٦٧١,٨٠٩	١١٧,٤٨١,٣٦١	٪٥
نظم آلية متكاملة	٨٧,٠٢٢,٠٤٨	٥١,٨٨١,٢٠٧	٪٢٠
وسائل نقل	١١,١٦٣,٥٩٥	١٠,١٨٢,٥٩٦	٪٢٠
تجهيزات وتركيبات	٢٨,٩١١,٨٢٢	٢٢,٠٨٢,٧٤٠	٪٣٣
أجهزة ومعدات	٤٢,٩٠٢,٦٦١	٤٠,١٠٢,١٦٠	٪١٢,٥
أثاث	١٥,٨٦٢,٠٦٨	١٤,٥٤٤,٢١٨	٪١٠ & ٪٢٢
إجمالى	٣٤٤,٠٥٩,٩٣٢	٢٧١,٨٢٠,٥٧٠	
مجمع الإهلاك	(١٦٠,٤٣٤,٠٣٠)	(١٣٥,٧٩١,٦٤١)	
صافى الأصول الثابتة	١٨٣,٦٢٥,٩٠٢	١٣٦,٠٢٧,٨٢٩	

... ٣١ ديسمبر ٢٠٠١ ... [illegible] ... جنيه مصرى ...

(جنيه مصرى) ٣١ ديسمبر ٢٠٠٠

البيان	رصيد أول العام	المكون خلال العام	فروق إعادة التقييم	المستخدم خلال العام	رصيد آخر العام
مخصص مطالبات ضرائب محتملة	٢٤٢,٥٩٩,٣١٩	١٢٩,٧٢١,٢٠١			٤٢٧,٣٢٠,٦٢٣
مخصص مطالبات قضائية	١,١٨٠,٥٤٢		١٠١,١٠٩		١,٢٨١,٦٥٢
مخصص مطالبات بعقد محتملة	١١,٥٩٠,١٠٦				١١,٥٩٠,١٠٦
مخصص التزامات عرضية	٢٤,١٢٥,١٩٢	١,١١١,٨٠٨			٢٥,٤٨٢,٠٠٠
مخصص مخاطر عامة	٨٥,١٣١,٨٤١		٧,٣٥٢,٣٢٢		٩٢,٤٨٩,٥٦١
مخصص تأمين	٢,٠٠٠,٠٠٠	٢,٠٠٠,٠٠٠			١,٠٠٠,٠٠٠
مخصص ضرائب عقارية	٢٤٦,١٥٦			(١٣٢,٢٨٢)	١٦٨,٣٧٤
إجمالى المخصصات الأخرى	٤٣٦,٣٦٢,٥٠٧	١٣٢,٨٣٣,١١٩	٧,٤٥٨,٩٣١	(١٣٢,٢٨٢)	٦١٢,٤٢٨,١١٩

٢١- حقوق المساهمين

(جنيه مصرى)

٣١ ديسمبر ٢٠٠١

البيان	رأس المال	احتياطى قانونى	احتياطى عام	احتياطى خاص	أرباح العام	الإجمالى
الرصيد فى أول السنة المالية	٦٥٠,٠٠٠,٠٠٠	٢٨٨,١٢١,١١٢	٣٦١,١٨٢,٥٥٢	١٦٢,٢٠٩,٨٠٢	-	١,٤٦٢,٥٢١,٠٨٢
صافى أرباح العام					٤٠١,٧٥٨,٧٨٦	٤٠١,٧٥٨,٧٨٦
المحول إلى الاحتياطيات		٢٠,٠٨٧,٩٣٩	٩١,٧١٨,٥٩٧		(١١١,٨٠٦,٥٣٦)	-
الأرباح المقترح توزيعها					(٢٨٩,٩٥٢,٢٥٠)	(٢٨٩,٩٥٢,٢٥٠)
الرصيد فى آخر السنة المالية	٦٥٠,٠٠٠,٠٠٠	٣٠٨,٢١٩,٥٤١	٤٥٢,٩٠١,١٤٩	١٦٢,٢٠٩,٨٠٢	-	١,٥٧٤,٣٣٠,٥٠٨

٣١ ديسمبر ٢٠٠٠

البيان	رأس المال	احتياطى قانونى	احتياطى عام	احتياطى خاص	أرباح العام	الإجمالى
الرصيد فى أول السنة المالية	٦٥٠,٠٠٠,٠٠٠	٢٦٩,٢٨١,٩٤١	٣٤١,١٦٢,٨٨٤	١٦٢,٢٠٩,٨٠٢		١,٣٦٦,٥٤١,٣٣٣
صافى أرباح العام					٢٨٤,٩٩٢,٦١١	٢٨٤,٩٩٢,٦١١
المحول إلى الاحتياطيات		١٩,٢٣٩,٦٨١	٣٢,٢١٩,٦٦٨		(٥١,٤٥٩,٣٤٩)	
الأرباح المقترح توزيعها					(١٨٨,٠١١,٣٣٥)	(١٨٨,٠١١,٣٣٥)
الرصيد فى آخر السنة المالية	٦٥٠,٠٠٠,٠٠٠	٢٨٨,١٢١,١١٢	٣٦١,١٨٢,٥٥٢	١٦٢,٢٠٩,٨٠٢	-	١,٤٦٢,٥٢١,٠٨٢

رأس المال المرخص به: بلغ رأس المال المرخص به من ١٥٠٠ مليون جنيه مصرى وذلك طبقا لقرار الجمعية العامة غير العادية فى ٢١ ابريل ١٩٩٨.

رأس المال المصدر والمدفوع: بلغ رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصريا موزعة على ٦٥ مليون سهم قيمة اسمية قدرها ١٠ جنيه مصرى للسهم.

الاحتياطيات: وفقا للنظام الأساسى للبنك يتم احتجاز ٥٪ من صافى أرباح العام لتغذية الاحتياطى القانونى ويتم وقف تكوين الاحتياطى القانونى عندما يبلغ رصيده ما يعادل نصف رأس المال.

- وفقا لتعليمات البنك المركزى المصرى لا يجوز التصرف فى رصيد الاحتياطى الخاص إلا بعد الرجوع للبنك المركزى المصرى

٢٢- التزامات عرضية وارتباطات

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
خطابات ضمان	٢,٨٠٢,٠٨٦,١١١	٢,٩٠١,٥٤٠,٥٧٧
الاعتمادات المستندية (استيراد وتصدير)	٦٢٨,٧١٢,٦٧٠	٨٢٢,٠٢٢,٢٨١
الأوراق المقبولة عن تسهيلات موردين	٥٥٥,٢٥٦,٩٥١	٥٤٨,٨١٢,١٨١
عقود الصرف الآجلة	٦٧٥,٦٨٥	(١٥٢,٧٥٢)
الإجمالى	٣,٩٨٨,٧٢١,٤١٧	٥,٢٧٢,٢٦٠,٢٠٩

٢٣- نصيب السهم من حصة المساهمين فى صافى الربح

	٣١ ديسمبر ٢٠٠١ (جنيه مصرى)	٣١ ديسمبر ٢٠٠٠ (جنيه مصرى)
صافى أرباح العام	٤٠١,٧٥٨,٧٨٦	٢٨٤,٩٩٢,٦١١
مكافأة أعضاء مجلس الإدارة	(١٦,٠٢٦,٣٨٢)	(١٥,٧٧١,٩٠١)
حصة العاملين فى الأرباح من صافى أرباح العام	(٤٠,١٧٥,٨٧٨)	(٢٨,٤٩٩,٢٦١)
حصة المساهمين فى الأرباح	٣٤٥,٥٥٦,٥٢٦	٢٤٠,٧١٩,٤٤٩
عدد الأسهم	٦٥,٠٠٠,٠٠٠	٦٥,٠٠٠,٠٠٠
نصيب السهم من حصة المساهمين فى صافى الربح	٥,٣٢	٣,٧٠

...البنوك الخارجية	[illegible]	[illegible]
...البنوك	٢,٣٤٧,٩١١,٥٦٦	[illegible]

...زانة

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
...ق ٩٠ يوم	٣٠٠,٠٠٠,٠٠٠	٥٠٠,٠٠٠,٠٠٠
...ق ١٨٠ يوم	٦٢٠,٠٠٠,٠٠٠	١٩٥,٠٠٠,٠٠٠
	٨٢٠,٠٠٠,٠٠٠	٦٩٥,٠٠٠,٠٠٠
	(١١,٨٢١,١٠٧)	(١٢,٦٢٩,٥٤١)
	٨٠٨,١٧٨,٨٩٣	٦٨٢,٣٧٠,٤٥٩

...رات مالية بغرض المتاجرة

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
...سهم	٤,٠٢٦,٥٣٥	٥,٤٩٤,٦١٨
...سندات	٢١٣,٧٨٣,٢٠٧	٢٦٩,٨٠٩,١٢٩
...معرفة الغير	١٠٣,٣٥٦,٢٢٩	٨٤,٩٢٨,٠١٠
...مالية بغرض المتاجرة	٣٢١,١٨٦,١٧١	٣٦٠,٢٣١,٧٦٧
...عار استثمارات مالية بغرض المتاجرة	(٤,٤٦٧,٩٠٠)	(٨,٤٨٨,٢٢٦)
...مالية بغرض المتاجرة	٣١٦,٧١٨,٢٧١	٣٥١,٧٤٢,٥٤١
...ات المالية بغرض المتاجرة في		
...مقيدة في البورصة	١٢٦,٠٥٨,٥٩٧	٢٧٥,٣٠٣,٧٥٧
...غير مقيدة في البورصة	١٩٥,١٢٧,٥٧٤	٨٤,٩٢٨,٠١٠
	٣٢١,١٨٦,١٧١	٣٦٠,٢٣١,٧٦٧

...استثمارات بغرض المتاجرة المقيدة في البورصة مبلغ ١١٧ ,١٢٥,٣٥٨ جنيه مصري في ٣١ ديسمبر ...لسوقية ٢٧٥,٨٥٦,٧٨٢ جنيه مصري في ٣١ ديسمبر ٢٠٠٠

...ن هبوط أسعار استثمارات مالية بغرض المتاجرة

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
...ل العام	٨,٤٨٨,٢٢٦	٣١,٨٧١,١٩٩
	٩,٠٠٠,٠٠٠	٢٥,٣٠٠,٠٠٠
...يم استثمارات مالية بغرض الاحتفاظ	(١٥,٠٥٩,٨٩٨)	(٣٩,٧٢١,٦٥١)
...المخصص	٢,٠٣٩,٥٧٢	١,٠٢٥,٦٧٨
...العام	٤,٤٦٧,٩٠٠	٨,٤٨٨,٢٢٦

...ض للعملاء والبنوك

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
...خصومة	١١٧,٤٠٩,٠٦٠	٢٠٤,٩٥١,١٦١
	١١,٢٥٨,٣٥١,٩٨٢	١٠,٦٢٤,٧٢٤,٠٠٥
	٢٨١,٩٢٩,٣٤٠	١٣٧,٦٨٢,٥٧٥
	١١,٦٨٧,٦٩٠,٣٨٢	١٠,٩٦٧,٣٧١,٧٤١
...س	(٥٢١,٠٢٠,٧٠٤)	(٥١٢,٩٧٠,٣٤٠)
	(٥٩,٥٠٥,٧٩٦)	(١٤١,٣٩٥,٧٤٥)
	(٥٨٠,٥٢٦,٥٠٠)	(٦٥٤,٣٦٦,٠٨٥)
...لسلفيات	١١,١٠٧,١٦٣,٨٨٢	١٠,٣١٣,٠٠٥,٦٦١

...ص القروض (منتظمة / غير منتظمة)

٣١ ديسمبر ٢٠٠١

	محدد (جنيه مصري)	عام (جنيه مصري)	مجموع (جنيه مصري)
...العام	١٨٧,٣٣٧,٠٠٠	٣٢٥,٦٣٣,٣٤٠	٥١٢,٩٧٠,٣٤٠
	١٨٧,٠٢١,٩٨١	٢٣,٥٩١,٢٧٣	٢١٠,٦١٨,٢٥٤
...بق إعدامها	٤,٠٠٠		٤,٠٠٠
...ند	١٦١,٩٢٤,٩٣٤	(١٦١,٩٢٤,٩٣٤)	٠
...ة المخصص بالعملات الأجنبية		٤٨,٩١١,٩٢٥	٤٨,٩١١,٩٢٥
	٥٣٦,٢٨٧,٩١٥	٢٣٦,٢٦٦,٧٠٤	٧٧٢,٥٥٤,٦١٩
...خلال العام	(٢٥١,٥٣٣,٩١٥)		(٢٥١,٥٣٣,٩١٥)
...العام	٢٨٤,٧٥٤,٠٠٠	٢٣٦,٢٦٦,٧٠٤	٥٢١,٠٢٠,٧٠٤

٣١ ديسمبر ٢٠٠٠

	محدد (جنيه مصري)	عام (جنيه مصري)	مجموع (جنيه مصري)
...العام	١٢٠,٢٦٨,٤٣٥	٢٨١,٣٢٦,٢٠٠	٤٠١,٥٩٤,٦٣٥
	٧٥,٠٨٣,٣٣٦	٢١,٣٩٦,٧٤٩	٩٦,٤٨٠,٠٨٥
...ة المخصص بالعملات الأجنبية		٢٢,٩٢٠,٢٩١	٢٢,٩٢٠,٢٩١
	١٩٥,٣٥١,٧٧١	٣٢٥,٦٣٣,٣٤٠	٥٢٠,٩٩٥,١١١
...خلال العام	(٨,٠٢٤,٧٧١)		(٨,٠٢٤,٧٧١)
...العام	١٨٧,٣٣٧,٠٠٠	٣٢٥,٦٣٣,٣٤٠	٥١٢,٩٧٠,٣٤٠

[illegible]	[illegible]	١,٠٤٩,١٩٠
ودائع لأجل		
لدى بنوك محلية		
- حسابات جارية	٤٧,[illegible]	٩٥,٦١٧,٠٢٩
- ودائع لأجل	٣٠,[illegible],٩٩٧	٧,٢٦٧,٩٥٥
إجمالي الأرصدة المستحقة للبنوك المحلية	٧٧,٨[illegible]	٣٢,٨٨٤,٩٩٤
لدى بنوك خارجية		
- حسابات جارية	١١٣,٤٠٠,٦٢٠	١٢٥,٩٢٥,٧٣٢
- ودائع لأجل	٩١,٧٦٢,٥١٠	٢٧,٠٣٦,٢٧٠
إجمالي أرصدة البنوك الخارجية	٢٠٤,١٦٢,١٣٠	١٥٢,٩٦٢,٠٠٢
الاجمالي	٢٨٥,١١٦,٢٨٢	١٧٦,٩١٢,١٨٦

١٦ - ودائع العملاء

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
- ودائع تحت الطلب	٢,٨٤٢,١٨٩,٣٧٦	٢,٣٦١,١٧٤,٤٦٢
- ودائع لاجل وبإخطار	٧,٠٦٢,٧٨٨,٦٩١	٦,٧٩٢,٧٠٧,٩٥٥
- شهادات ادخار وإيداع	١,٢٥٧,٧٦٤,٢٠٠	٦٦,٩٢٩,٠٠٠
- حسابات التوفير	٣,٣٠٧,٠٠٦,٦٤٣	١,٧٨١,٢٤٩,٥٩٢
- ودائع اخرى	٥٢٤,٠٢٥,٧٠١	٣٧٣,٠٧٩,٣٨٥
إجمالي ودائع العملاء	١٢,٩٩٣,٧٨٤,٦١١	١١,٣٧٥,١٥٠,٣٩٥

١٧ - ارصدة دائنة والتزامات اخرى

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
- عوائد مستحقة	٥٦,٣٣٣,٠٠٠	٧٨,٤٢٠,٦٩٥
- مصروفات مستحقة	٨,٥١٤,٩١٣	٣٦,٣٢٤,٤٩٢
- دائنون	٢٨٠,٩١٤,٧٣٦	٣٩٤,٥٢٤,٣٩٠
- أرصدة دائنة متنوعة	٦١,٣٢٢,٣٧٥	٢١٦,١٥٢,٧٣٦
إجمالي الأرصدة الدائنة والالتزامات الاخرى	٤٠٧,٠٨٦,٠٢٢	٧١٥,٤٢٢,٢١٣

١٨ - السندات

تتمثل السندات التي أصدرها البنك والبالغ رصيدها في تاريخ الميزانية ٦٠٠ مليون جنيه مصري فيما يلي :

سندات الإصدار الاول - استحقاق ٢٠٠٢ :

بمبلغ ٣٠٠ مليون جنيه مصري موزعة على ٣٠٠ الف سند بقيمة اسمية قدرها ١٠٠٠ جنيه مصري للسند الواحد والمصدرة بتاريخ مايو ١٩٩٧ قابلة للتداول وغير قابلة للتحويل الى اسهم بسعر عائد نصف سنوي متغير على اساس اخر متوسط للعائد السنوي المعلن من البنك المركزي المصري لاذون الخزانة المصرية لمدة ١٨٢ يوم مضافا اليها ١/٨ ٪١ او على اساس سعر الاقراض والخصم من البنك المركزي المصري ناقصا ٪٢ وذلك في حالة عدم اصدار اذون خزانة لمدة ١٨٢ يوم وبحيث لايقل العائد عن ٪٩ سنويا.

سندات الإصدار الثاني استحقاق ٢٠٠٤ :

بمبلغ ٣٠٠ مليون جنيه مصري موزعة على ٣٠٠ الف سند بقيمة اسمية قدرها ١٠٠٠ جنيه مصري للسند الواحد والمصدرة بتاريخ ابريل ١٩٩٩ وغير قابلة للتحويل الى اسهم بسعر عائد ثابت نصف سنوي قدره ٪١٠,٢٥ سنويا.

١٩ - قروض طويلة الاجل

يتمثل بند قروض طويلة الاجل والبالغ في تاريخ المركز المالي ٧٦٨,٠٤٠,٧٦١ جنيها مصريا فيما يلي :

- قرض مشترك قيمته ١٥٠ مليون دولار امريكي من بنك سوميتومو - منه جزء وقدره ١٠٠ مليون دولار امريكي يستحق السداد بعد ثلاث سنوات من تاريخ توقيع العقد في ٤ ديسمبر ٢٠٠٠ والباقي يستحق خلال خمس سنوات.
- مبلغ ٣٩,٧١٤,٠٠٠ جنيه مصري يمثل حصة البنك التجاري في المنحة المقدمة من الاتحاد الاوربي لوزارة الاقتصاد والتعاون الدولي لتمويل القطاع الخاص طبقا للاتفاق الموقع في ٢١ اغسطس ١٩٩٥ بين البنك التجاري الدولي وبنك القاهرة باركليز (وكيل وزارة الاقتصاد والتعاون الدولي في هذا الشأن).
- مبلغ ٢٢,٢٩٨,٢٥٧ جنيه مصري يمثل حصة البنك التجاري في المنحة المقدمة من السوق الاوربية المشتركة الى الحكومة المصرية متمثلة في وزارة الزراعة في إطار تطوير القطاع الغذائي.
- قرض قيمته ٤ مليون يورو ممنوح من بنك الاستثمار الاوربي لتمويل الاستثمارات في سوق المال.

٢٠ - مخصصات اخرى

٣١ ديسمبر ٢٠٠١ (جنيه مصري)

البيان	رصيد اول العام	المكون خلال العام	فروق اعادة التقييم	المستخدم خلال العام	رصيد اخر العام
مخصص مطالبات ضرائب محتملة	٤٧٧,٣٢٠,٦٧٣	٤٩,٣٣١,٩٤٩		(٩,٥٠٠,٠٠٠)	٥١٧,١٥٥,٦٢٢
مخصص مطالبات قضائية	١,٢٨١,٧٥٢		٢٤٣,٧١٨		١,٥٢٥,٤٧٠
مخصص مطالبات [illegible] محتملة	١٤,٥٩٠,١٠٦				١٤,٥٩٠,١٠٦
مخصص التزامات عرضية	٢٥,٥٨٧,٠٠٠	٢,٣٨١,٦٤٦			٢٧,٩٦٨,٦٤٦
مخصص مخاطر عامة	٩٢,٤٨٩,٥٦٤		٢٠,٤١١,٠٥١		١١٢,٩٠٠,٦١٥
مخصص تامين	٦,٠٠٠,٠٠٠	٢,٠٠٠,٠٠٠			٨,٠٠٠,٠٠٠
مخصص [illegible]	١٥٨,٣٣٦			(١٣٣,٧٥٣)	٢٥,٠٢١
اجمالي المخصصات الاخرى	٦١٧,٤٢٨,١٢٩	٥٣,٧١٣,٥٩٥	٢٠,٦٥٤,٧٦٩	(٩,٦٣٣,٧٥٣)	٦٨٢,١٧٥,٧٨٠

[illegible]	[illegible]	
أرصدة لدى البنوك	[illegible]	
أذون خزانة	[illegible]	
استثمارات مالية بغرض المتاجرة	[illegible]	
قروض العملاء	٧,١٣٢,[illegible]	٤,١٥٥,٠١٣,٣٧٨
استثمارات مالية بغرض الاحتفاظ		١,٦٢٠,٢٤٨,٢٥٥
	[illegible]	[illegible]
الالتزامات		
ارصدة مستحقة للبنوك	٢٨٥,١١٦,٢٨٢	
ودائع العملاء	١٢,٧٢٢,٥٨٤,٧٧٠	١,٢٧٠,١٩٩,٨٤١
سندات		٦٠٠,٠٠٠,٠٠٠
قروض طويلة الاجل		٧٦٨,٠٤٠,٧٦١
	١٣,٠٠٨,٧٠١,٠٥٢	٢,٦٣٨,٢٤٠,٦٠٢

٢٥ - اسعار العائد المطبقة خلال العام

بلغ متوسط معدلات سعر العائد على الاصول والالتزامات ٪٧,٤٢ & ٪٥,٠٦ على التوالي.

٢٦ - مراكز العملات الهامة

	٣١ ديسمبر ٢٠٠١ (جنيه مصري)	٣١ ديسمبر ٢٠٠٠ (جنيه مصري)
- جنيه مصري	٩٩٣	٥٠,٩٨٧
- دولار امريكي	٢,١٧٧	(٥٥,٥٢٢)
- جنيه استرليني	(٨٨٧)	(١٦٤)
- الين الياباني	(١٩٢)	٥٨
- فرنك سويسري	١١١	(٣٧٨)
- اليورو	(١٠٢)	١,٨٢٩

٢٧ - الموقف الضريبي

- تم فحص وتسوية حسابات البنك ضريبيا من بداية النشاط وحتى نهاية ١٩٨٤.
- تم سداد ضرائب ارباح شركات الاموال عن الاعوام ١٩٨٥ وحتى ١٩٨٨ طبقا لقرار لجنة الطعن ومازال الخلاف مع مأمورية ضرائب الاستثمار منظور امام المحاكم الابتدائية.
- تم الفحص الفعلي للسنوات من ١٩٨٩ وحتى ١٩٩٣ وجاري تسوية نقاط الخلاف باللجنة الداخلية بمصلحة الضرائب.
- جاري فحص السنوات من ١٩٩٤ وحتى ٢٠٠٠.

٢٨ - توزيع الاصول والالتزامات العرضية

	بالعملة المحلية	بالعملة الاجنبية
اولا : الاصول		
ارصدة لدى البنوك	٥٣٦,٦٨٩,٧٣٨	١,٨٢١,٣٣٤,٨٥٨
قروض للعملاء والبنوك	الاجمالي بالجنيه المصري	٪
- قطاع الزراعة	٦٥,٦٣٣,٥١٢	٠,٥٦
- قطاع الصناعة	٥,٩٨٤,٣٧٩,٢١٠	٥١,٤٦
- قطاع التجارة	٨٢٥,٠٣٧,٦٧٧	٧,١٠
- قطاع الخدمات	٢,٥٥١,٢٢٨,٢٨٨	٢٠,٥٤
- القطاع العائلي	٧٥٨,١٥٦,٦٦٧	٦,٥٢
- قطاعات اخرى	٤٤٣,٨٥٠,١٣٢	٣,٨٢
الاجمالي	١١,٦٢٨,١٨٤,٥٨٦	١٠٠,٠٠
مخصص القروض	(٥٢١,٠٢٠,٧٠٤)	٤,٤٨
صافي القروض	١١,١٠٧,١٦٣,٨٨٢	
ثانيا : الالتزامات	بالعملة المحلية	بالعملة الاجنبية
١ - ارصدة مستحقة للبنوك	٣٧,٠٥٨,٨٥٦	٢٤٨,٠٥٧,٤٣٦
٢ - الودائع	الاجمالي بالجنيه المصري	٪
- قطاع الزراعة	١٩,٠٦١,٩٠٣	٠,١٣
- قطاع الصناعة	١,٥٧٦,٤٨٢,٦٧٨	١١,٦٧
- قطاع التجارة	٣٦٥,٢٧٣,٧٤١	٢,٦١
- قطاع الخدمات	٢,٠٣٤,٠٤١,٤٣٥	١٤,٥٤
- القطاع العائلي	٨,٩٨٣,٨٥٤,٠٢٤	٦٤,٢٠
- قطاعات اخرى	١,٠١٥,٠٦٩,٨٣٠	٧,٢٥
اجمالي	١٣,٩٩٣,٧٨٤,٦١١	١٠٠,٠٠
ثالثا : الالتزامات العرضية	بالعملة المحلية	بالعملة الاجنبية
- خطابات الضمان	١,٢٦٩,٨٨٦,٨٩٤	٢,٥٣٤,١٩٩,٢٩٧
- الاعتمادات المستندية (استيراد وتصدير)	٨٨,٧٦٩,٨٨٦	٥٤٩,٩٤٢,٧٨١
- الاوراق المقبولة عن تسهيلات موردين	٢٥٥,٤٤٩,٠٩٧	٢٩٩,٨٠٧,٨٥٤
- عقود الصرف الاجلة	٤٩,٢٠٦	٦٢٦,٤٧٩
	١,٦١٤,١٥٥,٠٨٣	٣,٣٨٤,٥٧٦,٤١١

٢٩ - المعاملات مع الأطراف ذات العلاقة

يتعامل البنك مع الأطراف ذات العلاقة على نفس الأسس التي يتعامل بها مع الغير حيث تخضع جميع هذه العمليات للقواعد والاعراف المصرفية المعتادة وكذا السياسات واللوائح المطبقة بالبنك.

٣٠ - ارقام المقارنة

تم تعديل ارقام المقارنة لتتمشى مع تبويب القوائم المالية للسنة الحالية.

(3)

We have been advised by local counsel to the Company that the information, documents and materials required to made public under Egyptian law are identical to the information attached to this letter as Exhibit 2.

03 DEC 30 AM 7:21

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

{As published on Page 5 of Al Akhbar Newspaper, 30 July 2003}

Commercial International Bank Egypt, S.A.E.

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

Business Report as of the Period from 1 January 2003 until 30 June 2003

The most important financial indicators of the Bank Business during the period from 1 January until 30 June 2003 are stipulated hereinunder:

First: Financial Position in Billion Egyptian Pounds

	Balance 30/6/2003	Balance 31/12/2002	Change %
Total Balance Sheet	23	19.8	16,2
Incidental Liabilities	5.4	4.5	20,0
Loans Portfolio	12.1	10.9	11,0
Investments	2.2	2.0	10,0
Net State Treasury Bonds	1.5	1.3	15,4
Total Deposits	18.9	15.8	19,6
Other Provisions	.8	.7	14,3
Total Shareholders' Equities	1.7	1.6	6,3

Second: Income Statement in Million Egyptian Pounds

	1/1/2003 – 30/6/2003	1/1/2002 – 30/6/2002	Change %
Collected Interest	706.3	682.2	3.5
Cost of Deposits & Borrowing	430.7	438	(1.7)
Total Commissions from Various Banking Services	214.9	213.4	0.7
Net Profit	174	178.9	(2.7)

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مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدَة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Balance Sheet as at 30 June 2003

		30 June 2003	31 December 2002
Assets:			
Cash & Balances held by the Central Bank of Egypt		2,257,821,806	2,050,646,687
Balances held by Banks		4,122,191,751	2,900,663,453
State Treasury Bonds & other due Governmental Securities discountable by the Central Bank of Egypt		1,515,806,579	1,321,619,578
Financial Investment for Trading Purposes	(3)	459,766,737	92,364,162
Financial Investment Available for Sale	(4)	1,493,257,473	1,874,050,279
Loans Given for Customers & Banks (after Deducting the Provision)	(5,6)	12,053,239,306	10,918,716,694
Financial Investments kept until Maturity Date	(7)	155,970,201	215,000
Financial Investments in Subsidiary Companies & Companies with Joint Interest	(8)	55,500,000	45,500,000
Debit Balances and other Assets		469,675,249	339,711,728
Fixed Assets (after deducting Accumulated Depreciation Provision)		223,828,208	215,177,023
Total Assets		**22,907,057,210**	**19,758,664,604**
Liabilities & Shareholders' Equities:			
Liabilities:			
Balances Owed to Banks		253,568,454	327,970,558
Customers' Deposits	(9)	18,927,862,506	15,814,751,792
Credit Balances & other Liabilities		373,555,965	322,128,872
Bonds	(10)	300,000,000	300,000,000
Long-Term Loans	(11)	412,214,869	325,995,181
Other Provisions	(12)	748,460,614	711,601,443
Total Liabilities		**21,015,662,408**	**17,802,447,846**
Shareholders' Equities:			
Paid-up Capital		650,000,000	650,000,000
Provisions	(13)	1,067,414,851	925,330,608
Total Shareholders' Equities		1,717,414,851	1,575,330,608
Year Net Profit		173,980,051	380,886,150
Total Shareholders' Equities & Year Profits		1,891,394,902	1,956,216,758
Total Liabilities & Shareholders' Equities		22,907,057,310	19,758,664,604
Incidental Liabilities & Commitments			
Liabilities against Letters of Guarantee & Letters of Credit, and other Commitments	(14)	5,385,518,225	4,541,025,450

The accompanying Explanatory Notes are supplementary to the Financial Statements and are to be read together with them (the Report of the two Auditors is attached herewith).

Sahar Mohamed El Sallab
Managing Director

Mohamed Ashmawy
Deputy of the Chairman of the Board of Directors & Managing Director

Hisham Ezz El Arab
Chairman of the Board of Directors & Managing Director

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Income Statement for the Period from 1 January 2003 until 30 June 2003

Interest on Loans & Deposits with Banks		578,906,690	588,265,516
Interest of Bonds & Public Treasury Debentures		127,438,918	92,941,066
Minus:			
Deposits & Loan Costs		(430,678,360)	(438,016,979)
Net Interest		**275,667,248**	**244,189,603**
Banking Fees & Commissions		114,610,176	134,554,309
Dividends & Investment Documents		4,232,914	6,768,087
Profits (losses) from Foreign Currency Operations	(15)	(27,386,339)	35,391,679
Profits from Selling Financial Investment		7,783,586	8,007,806
Differences from Evaluating Financial Investments for Trading Purposes		92,097,416	0
Revenues from other Operations		23,568,534	28,628,940
Total Bank Fees & Commissions		**214,906,287**	**213,350,821**
Net Business Income		**490,573,535**	**457,540,424**
Minus:			
Provisions		(171,791,596)	(137,070,634)
Difference from Evaluating other Financial Investments		(2,935,600)	
General & Administrative Expenses, Wear & Tear and Appreciation.		(128,685,495)	(121,629,193)
Other Expenses		(13,493,708)	(19,921,716)
		(316,906,399)	**(278,621,543)**
Business Net Profits (Losses)		**173,667,136**	**178,918,881**
Business Unrelated Profits		**312,915**	
Year Net profit		**173,980,051**	**178,918,881**

Cash Flow Statement for the Period from 1 January 2003 until 30 June 2003

	1/1/2003 – 30/6/2003	**1/1/2002 – 30/6/2002**
Net Cash Flow from Operating Business	676,219,007	1,257,619,217
Net Cash Flow used in Operating Business	(208,222,624)	(84,718,407)
Net Cash Flow used in Finance Business	(221,145,482)	(582,272,260)
Net Change in Cash and Liquid Assets – during the period	226,840,901	590,628,450
Net Change and Liquid Assets at beginning of the Period	2,525,616,467	2,042,509,011
Net Change and Liquid Assets at end of the Period	2,772,457,268	2,624,127,461

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Changes List in the Rights of the Share Holders for the Period from 1 January 2003 until 30 June 2003

2002	Capital	Legal Reserve	General Provision	Special Provision	Year Profits	Total
Balance at the Beginning of the Year	650,000,000	308,719,566	453,901,139	162,709,902	-	1,575,320,608
Year Net Profits	-	-	-	-	280,886,150	280,886,150
Transferred into Provisions		16,280,434	125,803,809		(142,084,243)	-
Dividends	-	-	-	-	(238,801,907)	(238,801,907)
Balance at the End of the Year	650,000,000	325,000,000	579,704,948	162,709,902	-	1,717,414,851

2002	Capital	Legal Reserve	General Provision	Special Provision	Year Profits	Total
Balance at the Beginning of the Year	650,000,000	325,000,000	579,704,948	162,709,902	-	1,717,414,851
Current Year Net Profit	-	-	-	-	173,980,051	173,980,051
Balance at the End of the Year	650,000,000	325,000,000	579,704,948	162,709,902	173,980,051	1,891,394,902

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E.

Explanatory Notes Supplementing the Financial Statements for the Fiscal Year ending 31 December 2002.

1. Business

The Commercial International Bank (Egypt) S.A.E. was established on 7 August 1975 as a commercial bank under the Investment Act, together with its Executive Regulations. The Bank provides all banking services related to its business through its Head Office in Giza City, as well as 37 branches and 44 banking units.

2. The Most Important Applicable Accounting Policies

(a) The Applicable Principles for Preparing the Financial Statements:

- The financial statements were prepared according to the Egyptian accounting standards in conformity with international accounting standards and the applicable local laws and regulations.

- The Bank, at the time of preparing the financial statements, changed the classification and valuation policy of the financial investments to conform with the International Accounting Standard No. 39 in relation to measuring and recognizing the financial instruments.

The changes in the reclassification of the financial investments took place in relation to four items: financial investments for trading purposes, financial investments available for sale, financial investments held until maturity date and financial investments concerning subsidiary companies and companies with joint interest. The evaluation took place as set forth in Explanatory Note No. 2 in relation to items (e, f, g & h), instead of being classified as investments with the purpose of trading and investments with the purpose of holding. The first type was valued on the basis of cost or market value/calculated value, whichever is less, for each homogenous group of investments. The second group was valued on the basis of cost, after reducing its value in the event a permanent drop took place. This resulted in a debit balance of valuation differences amounting to LE20,931,668, as listed in the Income Statement, after using the balance of the provision for investments with the purpose of trading, amounting to LE11,091,662 as at 31 December 2002, which was enhanced by LE6,000,000 during year 2002.

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(b) Transactions in Foreign Currency

The accounts of the Bank are held in Egyptian Pounds and the transactions run in other currencies during the fiscal year were recorded on the basis of the foreign currency rates, as at the date(s) of carrying out such transactions. The balances of those assets and liabilities with a liquid nature were then re-evaluated in other currencies at the end of the fiscal year, on the basis of the applicable foreign currency rates at such date. The differences resulting from such re-evaluation were recorded in the Income Statements as profit (or loss) from foreign currency transactions.

- The outstanding foreign currency Futures were evaluated at the end of the fiscal year on the basis of the fair market value on such date using the foreign currency Future rates for the periods remaining until the due dates relevant to such Futures. The valuation differences were listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The foreign currency Swaps were recorded on the commitment date under the item "Incidental Liabilities & Commitments". The difference between the equivalent values of the two sides of the foreign currency Swaps under "Debit Balances & Other Assets, and "Credit Balances & Other liabilities", on the basis that they were considered as unrealized profits/losses at the commitment date of the foreign currency swap. The said balances, as well as the profits and losses resulting from executing the foreign currency Swaps, were amortized and listed in the Income Statement as profit (or loss) from foreign currency transactions.

- The paid premiums for the foreign currency Options were recorded under the item "Debit Balances & Other Assets" and the balance of the premiums was then settled when listed in the Income Statement in light of the results of the valuation of the foreign currency Options at the fair market value as profit (or loss) from foreign currency transactions.

  As for the purchased Options for covering those Options sold to the customers, with the purpose of closing the risk related to the nature of their business activity, the difference between the paid premium in relation to the purchased option and the premium collected from the sold option at the date on which such option was created, was listed under "Credit Balances & Other liabilities", and then such difference was settled in the Income Statement as profit (or loss) from foreign currency

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transactions on an accrual basis.

(c) **Realized Revenue**

Revenues were recorded on an accrual basis, except for the interest resulting from irregular loans, the resulting revenues of which ceased to be recorded when there was a suspicion that such interest or principle amount of the debt would not be collected. The revenues generated from shares and investment bonds were recorded when payment of the dividends or coupons was announced.

(d) **State Treasury Bonds**

The State Treasury Bonds were recorded at a nominal value and the issuance deductions were recorded under the item "Credit Balances & Other Liabilities". The State Treasury Bonds appeared on the Balance Sheet with the net value after offsetting the issuance deductions.

(e) **Evaluation of Financial Investments for Trading Purposes**

- Financial investments for trading purposes, including those of the financial investment portfolios managed by others, were evaluated at the end of the fiscal year at the fair market value and the valuation differences were recorded in the Income Statement.

- Financial investments for trading purposes that had lost one of the conditions stipulated for its classification as securities for trading purposes, were evaluated according to the book value after deducting such amount resulting from devaluation, pursuant to a comprehensive objective study of the latest financial statements of the company issuing such security. The valuation difference was recorded in the Income Statement.

(f) **Evaluation of Financial Investments Available for Sale**

Financial investments available for sale were evaluated on the basis of cost or fair market value, whichever was less, in relation to each investment separately. The differences were listed in the Income Statement under valuation differences of other financial investments. In the event of an increase, they were added to the aforementioned balance within the limits of such balance that was already listed in the Income Statement resulting from

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previous fiscal periods.

(g) **Evaluation of Financial Investments held until Maturity Date**

- The bonds purchased from a first issuance were evaluated on the basis of the adjusted cost representing the nominal value plus the issuance premium or by offsetting the issuance deduction, as the case may be. The issuance premium/issuance deduction was amortized on a fixed installment ratio. Such amortization was recorded under the revenue generated from State Treasury Bonds and those bonds listed in the Income Statement.

  The same method was also applicable in relation to the bonds purchased from the Stock Exchange at a value more or less than the nominal value, after reducing the cost with the amount of the revenues resulting from a period prior to the purchase date.

  In the event that the market value deteriorated and became less than the book value per bond, the book value was adjusted and listed in the Income Statement under valuation differences of other financial statements. However, if there was an increase in the fair market value, then it was added to the Income Statement of the same bank, within the limits of what has already been recorded therein for previous fiscal periods.

  The foreign currency bond book value was adjusted as a result of such evaluation as per the current exchange rate on the valuation date. The valuation differences were then listed in the Income Statement as profit (or loss) from foreign currency transactions.

(h) **Financial Investments Concerning Subsidiary Companies & Companies with a Joint Interest**

The financial investments concerning subsidiary companies and companies with joint interest were evaluated on a cost basis. In the event the fair market value deteriorated to less than the book value, then the book value was then adjusted accordingly for each investment separately and the difference was listed under valuation differences of other financial investments. However, when the market value increased, the difference was added to the said item within the limit of what was accrued and listed in the Income Statements for previous fiscal years.

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(i) Evaluation of the Assets, the Ownership of which was Transferred to the Bank to Offset the Debts of Some Customers

Those assets – the ownership of which was transferred to the Bank – were listed in the Balance Sheet under the item "Debit Balances & Other Assets" at the value when such transfer took place. When the fair market value of such assets decreased below the transfer value on the date of preparing the Balance Sheet, then the resulting differences were accrued and listed in the Income Statement. However, in those cases where there was an increase in the market, the difference was added and listed in the Income Statement, within the limits of what was accrued and deducted from the Income Statements of previous fiscal years.

(j) **Provision for Incidental Loans & Liabilities**

This provision was made to cover specific incidental loans and liabilities, in addition to a percentage to cover general risk calculated on the total of the other incidental loans and liabilities, after offsetting the balances covered by bank deposits and guarantees issued from external banks with a credit blanket in light of the management experience and the detailed periodical studies of the balances of the incidental loans and liabilities.

- The loans were written off if the result of taking actions would have inevitably been useless to collect same and deducted or added from the provision if they were written off and then later collected.

(k) **Incidental Liabilities & Commitments**

The incidental liabilities that the Bank became a party to, in addition to the commitments related to foreign currency Futures, Swaps and arbitrage, as well as other commitments that were beyond the Balance Sheet, were listed under an item called "Incidental Liabilities & Commitments" on the grounds that they did not represent actual assets or liabilities on the date of the Balance Sheet.

(l) **Cash & Liquid Assets**

For the purposes of preparing the Cash Flow Statement, the item called "Cash & Liquid Assets" included cash balances, balances held by the Central Bank of Egypt, current account balances held by other banks and the balances of the State Treasury Bonds that were due within three months after possession.

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(m) **Depreciation & Amortization**

- The fixed assets were depreciated on a fixed straight installment ratio by using appropriate depreciation ratios that were determined on the basis of the life expectancy of each asset.

- The enhancement and renewal expenses in relation to the rented premises of the Bank branches, were amortized on the life expectancy or lease term, whichever was the least.

(n) **Taxes**

- The taxes payable by the Bank were calculated pursuant to the applicable and valid laws, regulations and instructions related thereto.

- The tax liability provision was created after carrying out the required study within the light of a detailed study of tax claims.

3. Financial Instruments and Risk Management Related thereto

3-1 Financial Instruments

(a) The financial instruments of the Bank were represented in the financial assets and liabilities, including cash balances, current accounts, deposits held by other banks, financial investments, bank loans granted to customers and other banks, as well as financial liabilities including customers' deposits and other banks' deposits. The financial instruments also included the rights and obligations listed under the item called "Incidental Liabilities & Commitments".

The Explanatory Note No. 2 supplementary to the financial statements, included the accounting policies adopted in relation to the basis of bookkeeping and measuring the most important financial instruments and the revenues and expenses related thereto.

(b) **Fair Market Value for Financial Instruments**

According to the evaluation principles adopted in assessing the assets and liabilities of the Bank, as stipulated in the Explanatory Notes supplementary to the financial statements, the fair market value of the

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financial instruments did not differ from the book value as at the date of the Balance Sheet. As for the financial investments – except for those acquired for trading purposes – the Explanatory Notes (8, 11 & 12) indicate the fair market value of such financial investments as at the date of the Balance Sheet.

(c) **Futures**

According to the instructions of the Central Bank of Egypt, the Bank may not enter in Futures, unless within the limits necessary to cover its requirements of foreign currency or those requirements of the Bank's customers to face their foreign currency obligations resulting from their dealings through the Bank, all of which were short-term deposits.

3-2 **Risk Management of Financial Instruments**

(a) **Interest Rate Risk**

Most of the financial instruments were subject to fluctuation as a result of changes in the interest rates related thereto. The Bank intended to take a number of actions to reduce the effects of such risk to a minimum, such as:

- To correlate the interest rate applicable to borrowing with the interest rate applicable to lending.
- Using the debit interest rates in relation to the various currencies as a guide to determine the interest rate.
- Observing that the due dates of the financial assets were matched with the due dates of the financial liabilities.

The Explanatory Notes supplementary to the financial statements under Nos. 27 and 28 indicate the due dates of the financial assets and liabilities as well as the average interest rates that were applicable during the fiscal year in relation to such financial assets and liabilities.

(b) **Credit Risk**

The loans of the customers and banks, together with financial investments in the form of bonds, as well as the balances of current

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accounts, deposits held by other banks and rights and obligations of others, were deemed as financial assets exposed to credit risk, represented in the inability of such parties to partially or totally pay the amounts they owed to the Bank on the due dates.

The Bank adopted a number of actions to reduce the credit risk to a minimum:

- preparing credit studies about the customers and banks before dealing with them and ascertaining the credit risk ratios related thereto.

- Obtaining sufficient securities to reduce the amount of risk that could result in the event of the insolvency of those customers or banks.

- Running periodical follow-up and studies of the customers and banks with the purpose of assessing their financial and credit positions, as well as assessing the provisions required to cover irregular debts and balances.

- Distributing the portfolio of loans and balances of other banks on various sectors to avoid concentrated risks.

The Explanatory Note No. 30 indicates the distribution of the portfolio of loans on various sectors.

(c) **The Fluctuation Risk of Foreign Currency Rates**

The nature of the Bank requires dealing in a number of foreign currencies, a matter which may expose the Bank to a fluctuation risk of foreign currency rates. In order to reduce such risk to a minimum, the Bank observed maintaining a balance in the positions of the foreign currencies, in accordance with the instructions issued by the Central Bank of Egypt in this concern.

The Explanatory Note No. 31 indicates the most important positions existing at the date of the Balance Sheet.

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Financial Investments for Trading Purposes

	30 June 2003	21 December 2002
Financial Investments Portfolio Managed by Others	287,545,852	92,264,162
	172,220,884	
Total Financial Investments for Trading Purposes	**459,766,737**	**92,264,162**
The Financial Investments for Trading Purposes were represented in:		
Financial Investments listed on the Stock Exchange	459,766,737	92,264,162
Financial Investments unlisted on the Stock Exchange	-	-
	459,766,737	92,264,162

{Truncated in photocopy}

Financial Statements Available for Sale

	30 June 2003	21 December 2002
(a) Financial Investments in Shares:		
Shares in Banks	7,099,708	7,752,417
Shares in Companies	480,194,120	460,969,259
(b) Financial Investments in Bonds:		
Governmental Bonds	328,862,537	661,249,577
Bank Bonds	120,065,220	129,243,526
Companies' Bonds	557,025,878	614,734,400
	1,493,257,473	1,874,050,279
The Financial Investments Available for Sale are represented in:		
Financial Investments Listed on the Stock Exchange	1,234,027,641	1,412,797,293
Financial Investments Unlisted on the Stock Exchange	259,219,832	460,252,986
	1,493,257,473	1,874,050,279

{Truncated in photocopy}

Loan Provisions (Regular/Irregular) (Egyptian Pounds)

	20 June 2002	21 December 2002
Discounted Commercial Bills	178,618,028	205,928,599
Loans Given to Customers	12,146,740,028	10,805,963,751
Loans Given to Banks	498,426,414	404,529,051
	12,823,784,470	11,416,421,401
Ungained Discounts for Commercial Bills	(4,016,176)	(6,136,668)
Loan Provisions	(679,216,472)	(454,285,611)
Set-Off Interest	(87,312,516)	(37,292,428)
Net Loans & Debts	12,052,229,206	10,918,716,694

{Truncated in photocopy}

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Loan Provision (Regular/Irregular)
30 June 2003

	Specific	General	Total
Provision Balance at the Beginning of Year	165,087,738	289,197,872	454,285,611
Accumulated During the Year	60,836,500	29,000,000	89,836,500
Collected Written-off Debts	4,790,410	-	4,790410
Transferred from General to Specific	29,329,837	(29,329,837)	-
Differences from Re-evaluating the Provision Balances In Foreign Currencies	-	128,692,244	128,692,244
	270,044,485	417,561,280	687,605,865
Used Portion of the Provision During Year		(8,289,292)	(8,289,292)
Balance of Provision at End of Year	270,044,485	409,171,987	679,216,472

31 December 2002

Provision Balance at the Beginning of Year	284,754,000	236,266,704	521,020,704
Accumulated During the Year	181,419,691	51,128,989	222,558,680
Collected Written-off Debts	19,247,051	-	19,247,051
Transferred from General to Specific	-	1,792,180	1,792,180
Differences from Re-evaluating the Provision Balances In Foreign Currencies	485,520,742	289,197,872	774,718,615
Used Portion of the Provision During Year	(220,433,004)	-	(220,433,004)
Balance of Provision at End of Year	165,087,728	289,197,872	454,285,611

Financial Investments Kept until Maturity Date

	20 June 2002	21 December 2002
Housing Bonds with a Maturity in December 2019	215,00	215,000
The Financial Investments Kept until the Maturity Date, are as follows:	155,755,201	
Financial Investments Listed on the Stock Exchange	155,970,201	215,000
Financial Investments		
Unlisted on the Stock Exchange	155,755,201	-
Housing Bonds with a Maturity in December 2019	215,000	215,000
The Financial Investments Kept until the Maturity Date, are as follows:	**155,970,201**	**215,000**

{Truncated in photocopy}

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مَرْكَز التَّرْجَمَة المُعتَمَدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Financial Investments Concerning Subsidiary & Common Interest Companies

	20 June 2002		21 December 2002	
Commercial International Company for Stock Exchange Brokerage	10,000,000	40%	10,000,000	40%
Contact for Trading Vehicles	20,000,000	40%	10,000,000	40%
Commercial International Insurance Company	24,000,000	40%	24,000,000	40%
Flemings CI for Management of Investment Funds	1,500,000	20%	1,500,000	
	55,500,000		45,500,000	
Financial Investments Listed on the Stock Exchange	10,000,000		10,000,000	
Financial Investments Unlisted on the Stock Exchange	45,500,000		25,500,000	
	55,500,000		45,500,000	

{Truncated in photocopy}

(9) Customers' Deposits

	20 June 2002	21 December 2002
Call Deposits	3,909,694,901	3,349,731,632
Call Deposits with Notice	7,607,334,705	6,522,834,973
Savings Bonds & Deposits	3,140,538,474	2,311,494,906
Savings Deposits	3,335,035,865	2,802,530,754
Other Deposits	935,258,561	828,159,527
Total Customers' Deposits	18,927,862,506	15,814,751,792

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(10) The value of the bonds issued by the Bank amounted to LE300,000,000 divided into 300,000 bonds, each with a nominal value of LE1,000, with an interest rate of 10.25% per annum, which shall mature on 10 May 2004.

(11) Long-Term Loans

European Investment Bank	-			27,596,520	19,402,408
Sumitomo Bank Loan	LIBOR		150,807,250	301,614,500	231,245,350
Loan from the Ministry of Agriculture for Supporting the Food Sector	5,5-3,5		5,384,808	15,796,593	19,257,513
Loan from the Ministry of Agriculture for Supporting the Veterinary Sector	5,5-3,5		399,000	988,400	1,004,200
Loan from the Ministry of Agriculture for supporting a Number of Sectors	5,5-3,5		11,000,864	45,196,356	30,372,710
Loan from Barclays Bank	6,62		7,531,000	21,022,500	24,713,000
Total			175,122,922	412,214,869	325,995,181

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(12) Other Provisions

30 June 2003

Provision of Potential Tax Claims	558,632,242	81,249,096		(100,000,000)	-	539,881,338
Provision of Judicial Claims	1,433,328		412,621		-	1,845,949
Provision for Incidental Liabilities	27,968,646	706,000	8,511,003		8,289,392	45,575,042
Provision for General Risk	113,558,729		34,556,505			148,115,234
Provision for Insurance	10,000,000		3,043,051			13,043,051
Provision for Real Estate Tax	8,498			(8,498)	-	-
Total	**711,601,443**	**81,955,096**	**46,523,180**	**(100,008,498)**	**8,289,392**	**748,460,614**

31 December 2002

Provision of Potential Tax Claims	517,155,622	41,886,214		(15,000,000)	14,590,406	558,632,242
Provision of Judicial Claims	1,525,470		7,858		(100,000)	1,433,328
Provision of Potential Fiscal Stamp Claims	14,590,406				(14,590,406)	-
Provision for Incidental Liabilities	27,968,646					27,968,646
Provision for General Risk	112,900,615		658,114			113,558,729
Provision for Insurance	8,000,000	2,000,000				10,000,000
Provision for Real Estate Tax	35,021			(126,523)	100,000	8,498
Total	682,175,780	43,886,214	665,972	(15,126,523)	0	711,601,443

Mohamed Abo Elsaud

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(13) Capital & Provisions

(a) Licensed Capital: the Licensed Capital amounts to 1,500 million Egyptian Pounds.

(b) Issued and the Paid-up Capital: the Issued, Subscribed-in, and Paid-up Capital amounts to 650 million Egyptian Pounds divided, into 65 million shares, each with a nominal value of 10 Egyptian Pounds.

(c) Reserves:

- According to the Articles of Association of the Bank, 5% of the net profit of the Fiscal Year is withheld to feed the Legal Reserve. However, the said Legal Reserve is not increasing as its balance amounted to 50% of the Issued Capital.
- According to the instructions of the Central Bank of Egypt, the Bank can not dispose of any of the balance of the Legal Reserve, without the consent of the Central Bank of Egypt.

(14) Incidental Liabilities & Commitments

	20 June 2002	21 December 2002
Letters of Guarantee	4,186,823,898	3,543,916,059
Letters of Credit (Import & Export)	714,006,951	513,398,158
Accepted Bills for Suppliers' Credit Facilities	468,686,704	490,717,538
Foreign Currency Futures	818,201	43,950
Foreign Currency Swaps	15,182,481	(7,050,255)
Total	5,385,518,235	4,541,025,450

Approved Translation

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16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(15) **Profits of Foreign Currency Transactions:**

	20 June 2002	20 June 2002
Profits from Foreign Currency Transactions	26,489,958	55,674,451
Differences from Evaluating Balances of Assets & Liabilities with a Liquidity Nature	*(58,335,694)	(27,548,471)
Profits (Losses) from Evaluating Foreign Currency Futures	1,136,573	(298,664)
Profits from Evaluating Foreign Currency Options	3,322,824	7,767,104
Total	**(27,386,329)**	**25,594,420**

* Includes valuation loss of 21,983,243 Egyptian Pounds, resulting from the evaluation of the foreign currency balances under the Item "Financial Investments available for Sale" on the basis of the prevailing foreign exchange rate when purchased (as per cost), whilst the evaluation of the corresponding balances of the liabilities was made under the prevailing foreign exchange rate, as at the date of the Balance Sheet, in accordance with the instructions issued in this concern.

(16) Tax Status

- The accounts of the Bank are examined and settled annually, since commencing the activity and up until the end of 1984.
- Trust Company Profit Tax was paid for the fiscal years 1985 and up until 1988, according to the decision issued by the Appeal Committee and there is an ongoing dispute with the Investment Tax Bureau before the Courts of First Instance. The Tax Department actually examined the accounts of 1989 and up until 1993 and the points of dispute are under resolution before the Internal Committee of the Tax Department.

The accounts of the fiscal years from 1994 and up to year 2000 are currently under examination by the Tax Department.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

A Limited Audit Report

To: Messrs. The Chairman and members of the Board of Directors of the Commercial International Bank (Egypt) S.A.E.

We ran a limited audit for the financial statements of the Commercial International Bank (Egypt) S.A.E., represented in the financial statement as at 30 June 2003, the Income Statement, the Cash-Flow Statement, the Changes in Equity Statement for the period ending at the same date. The Bank management is responsible for preparing those financial statements and our responsibility is limited to issuing an audit report in relation to same in light of our limited audits.

Our audits were run under the Egyptian Audit Standard concerning limited audits. This standard requires planning and performing the audits to obtain an acceptable assurance that the financial statements do not contain errors with material effect. The audits were limited to the application of the analytical procedures in relation to the financial data and obtaining information from the Bank's officer-in-charge. Therefore, we had a very narrow scope of audit procedures that were ran under the Egyptian Audit Standards for opining on the financial statements and subsequently we cannot opine on that matter.

In light of our audits of the financial statements of the Bank for the period ending at 30 June 2003, we did not find serious or material adjustments that needed to be done on the said statements in order to conform with the Egyptian Accounting Standards.

The financial data stated in the Business Report prepared by the Board of Directors was in conformity with that found in the books and registers of the Bank, within the limits for recording such data in those books.

Emad Hafez Ragheb
Allied for Accounting & Auditing – ERNST & YOUNG
{*Illegible signature*}
Hazem Hassan – KPMG

Cairo on 17 July 2003

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البنك التجارى الدولى (مصر) ش.م.م

CIB

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى - رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى المركز الرئيسى ٢١/٢٣ شارع الجيزة، الجيزة. سجل تجارى رقم ٦٩٨٢٦ الجيزة

تقرير النشاط عن الفترة من ١ يناير ٢٠٠٢ إلى ٣٠ يونيه ٢٠٠٢

فيما يلى أهم المؤشرات المالية لانشطة البنك خلال الفترة من ١ يناير ٢٠٠٣ إلى ٣٠ يونيه ٢٠٠٣

اولا: المركز المالى (بالمليار جنيه مصرى)

	الرصيد فى ٢٠٠٣/٦/٣٠	الرصيد فى ٢٠٠٢/١٢/٣١	معدل التغيير %
اجمالى الميزانية	٢٣	١٩،٨	١٦،٢
الالتزامات العرضية	٥،٤	٤،٥	٢٠،٠
صافى محفظة القروض	١٢،١	١٠،٩	١١،٠
الاستثمارات	٢،٢	٢،٠	١٠،٠
صافى اذون الخزانة	١،٥	١،٣	١٥،٤
اجمالى الودائع	١٨،٩	١٥،٨	١٩،٦
المخصصات الاخرى	،٨	،٧	١٤،٣
اجمالى حقوق المساهمين	١،٧	١،٦	٦،٣

ثانيا: قائمة الدخل (بالمليون جنيه مصرى)

	الفترة من ٢٠٠٣/١/١ الى ٢٠٠٣/٦/٣٠	الفترة من ٢٠٠٢/١/١ الى ٢٠٠٢/٦/٣٠	معدل التغيير %
- فوائد محصلة	٧٠٦،٣	٦٨٢،٢	٣،٥
- تكلفة الودائع والاقتراض	٤٣٠،٧	٤٣٨	(١،٧)
- اجمالى العمولات عن الخدمات المصرفية المختلفة	٢١٤،٩	٢١٣،٤	،٧
صافى الربح	١٧٤	١٧٨،٩	(٢،٧)

قائمة المركز المالى فى ٣٠ يونيه ٢٠٠٣

	رقم الايضاح	٣٠ يونيه ٢٠٠٣	٣١ ديسمبر ٢٠٠٢
الاصول			
نقدية وارصدة لدى البنك المركزى		٢,٣٥٧,٨٢١,٨٠٦	٢,٠٥٠,٦٤٦,٦٨٧
ارصدة لدى البنوك		٤,١٢٢,١٩١,٧٥١	٢,٩٠٠,٦٦٣,٤٥٣
اذون خزانة واوراق حكومية اخرى قابلة للخصم لدى البنك المركزى		١,٥١٥,٨٠٦,٥٧٩	١,٣٢١,٦١٩,٥٧٨
استثمارات مالية بغرض المتاجرة	(٣)	٤٥٩,٧٦٦,٧٢٧	٩٢,٣٦٤,١٦٢
استثمارات مالية متاحة للبيع	(٤)	١,٤٩٢,٧٥٧,٤٧٣	١,٨٧٤,٠٥٠,٣٧٩
قروض للعملاء والبنوك (بعد خصم المخصص)	(٥،٦)	١٢,٠٥٣,٣٣٩,٣٠٦	١٠,٩١٨,٧١٦,٦٩٤
استثمارات مالية محتفظ بها حتى تاريخ الاستحقاق	(٧)	١٥٥,٩٧٠,٢٠١	٢١٥,٠٠٠
استثمارات مالية فى شركات تابعة وذات مصلحة مشتركة	(٨)	٥٥,٥٠٠,٠٠٠	٤٥,٥٠٠,٠٠٠
ارصدة مدينة واصول اخرى		٤٦٩,٦٧٥,٢٤٩	٣٣٩,٧١١,٧٧٨
اصول ثابتة (بعد خصم مجمع الاهلاك)		٣٣٣,٨٢٨,٢٠٨	٢١٥,١٧٧,٠٢٢
اجمالى الاصول		٢٢,٩٠٧,٠٥٧,٣١٠	١٩,٧٥٨,٦٦٤,٦٠٤
الالتزامات وحقوق المساهمين			
الالتزامات			
ارصدة مستحقة للبنوك		٢٥٣,٥٦٨,٤٥٤	٣٣٧,٩٧٠,٥٥٨
ودائع العملاء	(٩)	١٨,٩٣٧,٨٦٢,٥٠٦	١٥,٨١٤,٧٥١,٧٩٢
ارصدة دائنة والتزامات اخرى		٣٧٣,٥٥٥,٩٦٥	٣٢٢,١٢٨,٨٧٧
سندات	(١٠)	٣٠٠,٠٠٠,٠٠٠	٣٠٠,٠٠٠,٠٠٠
قروض طويلة الاجل	(١١)	٤١٢,٢١٤,٨٦٩	٣٢٥,٩٩٥,١٨١
مخصصات اخرى	(١٢)	٧٤٨,٤٦٠,٦١٤	٧١١,٦٠١,٤٤٣
اجمالى الالتزامات		٢١,٠١٥,٦٦٢,٤٠٨	١٧,٨٠٢,٤٤٧,٨٤٦
حقوق المساهمين			
رأس المال المدفوع		٦٥٠,٠٠٠,٠٠٠	٦٥٠,٠٠٠,٠٠٠
احتياطيات	(١٣)	١,٠٦٧,٤١٤,٨٥١	٩٢٥,٣٣٠,٦٠٨
اجمالى حقوق المساهمين		١,٧١٧,٤١٤,٨٥١	١,٥٧٥,٣٣٠,٦٠٨
صافى ارباح الفترة		١٧٣,٩٨٠,٠٥١	٢٨٠,٨٨٦,١٥٠
اجمالى حقوق المساهمين وصافى أرباح الفترة		١,٨٩١,٣٩٤,٩٠٢	١,٩٥٦,٢١٦,٧٥٨
اجمالى الالتزامات وحقوق المساهمين		٢٢,٩٠٧,٠٥٧,٣١٠	١٩,٧٥٨,٦٦٤,٦٠٤
التزامات عرضية وارتباطات			
التزامات مقابل خطابات ضمان واعتمادات مستندية وارتباطات اخرى	(١٤)	٥,٣٨٥,٥١٨,٢٣٥	٤,٥٤١,٠٢٥,٤٥٠

الايضاحات المرفقة متممة للقوائم المالية وتقرأ معها (تقرير مراقبى الحسابات مرفق)

سحر محمد السلاب	محمـــد عشماوى	هشام عز العرب
العضو المنتدب	نائب رئيس مجلس الادارة والعضو المنتدب	رئيس مجلس الادارة والعضو المنتدب

قائمة الدخل عن الفترة من ١ يناير ٢٠٠٣ إلى ٣٠ يونيه ٢٠٠٣

جنيه مصرى

	رقم الايضاح	من ١ يناير ٢٠٠٣ الى ٣٠ يونيه ٢٠٠٣	من ١ يناير ٢٠٠٢ الى ٣٠ يونيه ٢٠٠٢
عائد القروض والارصدة لدى البنوك		٥٧٨,٩٠٦,٦٩٠	٥٨٨,٣٦٥,٥١٦
عائد اذون الخزانة والسندات		١٣٧,٤٣٨,٩١٨	٩٣,٩٤١,٠٦٦
يخصم:			
تكلفة الودائع والاقتراض		(٤٣٠,٦٧٨,٣٦٠)	(٤٣٨,٠١٦,٩٧٩)
صافى العائد		٢٨٥,٦٦٧,٢٤٨	٢٤٤,٢٨٩,٦٠٣
عمولات واتعاب خدمات مصرفية		١١٤,٦١٠,١٣٦	١٣٤,٥٥٤,٢٠٩
توزيعات الاسهم ووثائق الاستثمار		٤,٢٣٣,٩١٤	٦,٧٦٨,٠٨٧
ارباح (خسائر) عمليات النقد الاجنبى	(١٥)	(٢٣,٢٨٦,٣٣٩)	٢٥,٣٩١,٦٧٩
ارباح بيع استثمارات مالية		٢,٧٨٣,٥٨٦	٨,٠٠٢,٨٠٦
فروق تقييم استثمارات مالية بغرض المتاجرة		٩٢,٠٩٧,٤١٦	-
ايرادات عمليات اخرى		٢٣,٥٦٨,٥٢٤	٢٨,٦٢٨,٩٤٠
اجمالى العمولات والخدمات المصرفية		٢١٤,٩٠٦,٧٨٧	٢١٣,٣٥٠,٨٧١
صافى ايراد النشاط		٤٩٠,٥٧٣,٥٣٥	٤٥٧,٥٤٠,٤٧٤
يخصم:			
مخصصات		(١٧١,٧٩١,٥٩٦)	(١٣٧,٠٧٠,٦٣٤)
فروق تقييم استثمارات مالية اخرى		(٢,٩٢٥,٦٠٠)	
مصروفات ادارية وعمومية واهلاك واستهلاك		(١٢٨,٦٨٥,٤٩٥)	(١٢١,٦٢٩,١٩٣)
مصروفات عمليات اخرى		(١٣,٤٩٢,٧٠٨)	(١٩,٩٢١,٧١٦)
		(٣١٦,٩٠٦,٣٩٩)	(٢٧٨,٦٢١,٥٤٣)
صافى ارباح (خسائر) النشاط		١٧٣,٦٦٧,١٣٦	١٧٨,٩١٨,٨٨١
ارباح غير متعلقة بالنشاط		٣١٢,٩١٥	
صافى ارباح الفترة		١٧٣,٩٨٠,٠٥١	١٧٨,٩١٨,٨٨١

قائمة التدفقات النقدية عن الفترة من ١ يناير ٢٠٠٣ الى ٣٠ يونيه ٢٠٠٣

جنيه مصرى

	من ١ يناير ٢٠٠٣ الى ٣٠ يونيه ٢٠٠٣	من ١ يناير ٢٠٠٢ الى ٣٠ يونيه ٢٠٠٢
صافى التدفقات النقدية الناتجة من انشطة التشغيل	٦٦٦,٢١٩,٠٠٧	١,٢٥٧,٦١٩,٢١٧
صافى التدفقات النقدية (المستخدمة فى) انشطة الاستثمار	(٢٠٨,٣٣٣,٦٢٤)	(٨٤,٢١٨,٤٠٧)
صافى التدفقات النقدية (المستخدمة فى) انشطة التمويل	(٢٢١,١٤٥,٤٨٢)	(٥٨٢,٣٧٢,٣٦٠)
صافى التغير فى النقدية وما فى حكمها خلال الفترة	٢٣٦,٨٤٠,٩٠١	٥٩٠,٦٢٨,٤٥٠
رصيد النقدية وما فى حكمها فى أول الفترة	٢,٥٢٥,٦١٦,٤٦٧	٢,٠٤٣,٥٠٩,٠١١
رصيد النقدية وما فى حكمها فى نهاية الفترة	٢,٧٦٢,٤٥٧,٣٦٨	٢,٦٣٤,١٣٧,٤٦١

قائمة التغير فى حقوق المساهمين عن الفترة من ١ يناير ٢٠٠٣ الى ٣٠ يونيه ٢٠٠٣

٢٠٠٢	رأس المال	احتياطى قانونى	احتياطى عام	احتياطى خاص	ارباح العام	الاجمالى
الرصيد اول العام	٦٥٠,٠٠٠,٠٠٠	٢٠٨,٧١٩,٥٦٦	٤٥٣,٩٠١,١٣٩	١٦٢,٧٠٩,٩٠٣	-	١,٥٧٥,٣٣٠,٦٠٨
صافى ارباح العام	-	-	-	-	٢٨٠,٨٨٦,١٥٠	٢٨٠,٨٨٦,١٥٠
المحول الى الاحتياطيات		١٦,٢٨٠,٤٣٤	١٢٥,٨٠٣,٨٠٩		(١٤٢,٠٨٤,٢٤٣)	-
الارباح الموزعة	-	-	-	-	(٢٣٨,٨٠١,٩٠٢)	(٢٣٨,٨٠١,٩٠٢)
الرصيد فى اخر العام	٦٥٠,٠٠٠,٠٠٠	٣٢٥,٠٠٠,٠٠٠	٥٧٩,٧٠٤,٩٤٨	١٦٢,٧٠٩,٩٠٣	-	١,٧١٧,٤١٤,٨٥١

٢٠٠٣	رأس المال	احتياطى قانونى	احتياطى عام	احتياطى خاص	ارباح الفترة	الاجمالى
الرصيد اول الفترة	٦٥٠,٠٠٠,٠٠٠	٣٢٥,٠٠٠,٠٠٠	٥٧٩,٧٠٤,٩٤٨	١٦٢,٧٠٩,٩٠٣	-	١,٧١٧,٤١٤,٨٥١
صافى ارباح الفترة	-	-	-	-	١٧٣,٩٨٠,٠٥١	١٧٣,٩٨٠,٠٥١
الرصيد فى اخر الفترة	٦٥٠,٠٠٠,٠٠٠	٣٢٥,٠٠٠,٠٠٠	٥٧٩,٧٠٤,٩٤٨	١٦٢,٧٠٩,٩٠٣	١٧٣,٩٨٠,٠٥١	١,٨٩١,٣٩٤,٩٠٢

الايضاحات المتممة للقوائم المالية عن الفترة من ١ يناير ٢٠٠٣ الى ٣٠ يونيه ٢٠٠٣

(١) النشاط

تأسس البنك التجارى الدولى شركة مساهمة مصرية - كبنك تجارى وذلك بتاريخ ٢ أغسطس ١٩٧٥ فى اطار قانون الاستثمار ولائحته التنفيذية، ويقوم البنك بتقديم كافة الاعمال المصرفية المتعلقة بنشاطه وذلك من خلال مركزه الرئيسى بمدينة الجيزة وعدد اثنان وأربعون فرعا بالاضافة الى اربعة وأربعون وحدة مصرفية.

(٢) أهم السياسات المحاسبية المتبعة

أ- أسس اعداد القوائم المالية: تعد القوائم المالية طبقا للمعايير المحاسبية المصرية التى تتسق ومعايير المحاسبة الدولية والقوانين والتعليمات المحلية السارية.

(ب) المعاملات بالعملات الأجنبية

تمسك حسابات البنك بالجنيه المصرى وتثبت المعاملات بالعملات الاخرى خلال السنة المالية على أساس أسعار الصرف السارية فى تاريخ تنفيذ المعاملة. ويتم اعادة تقييم ارصدة الاصول والالتزامات ذات الطبيعة النقدية بالعملات الاخرى فى نهاية السنة المالية على أساس أسعار الصرف السارية فى ذلك التاريخ، وتثبت الفروق الناتجة بقائمة الدخل ضمن بند ارباح (خسائر) عمليات النقد الاجنبى.

• يتم تقييم ارصدة عقود الصرف الأجلة القائمة فى نهاية السنة المالية بالقيمة العادلة فى ذلك التاريخ وباستخدام الاسعار الأجلة للفترات المتبقية حتى تواريخ استحقاق تلك العقود وتدرج فروق التقييم بقائمة الدخل ضمن بند ارباح (خسائر) عمليات النقد الاجنبى.

يتم اثبات عقود مبادلة العملات فى تاريخ الارتباط ضمن بند التزامات عرضية وارتباطات مع اثبات الفرق بين المعادل لشقى عقد المبادلة ضمن بند ارصدة مدينة واصول اخرى وارصدة دائنة والتزامات اخرى وذلك باعتباره ارباح / خسائر غير محققة فى تاريخ الارتباط على عقد المبادلة ويتم استهلاك الارصدة المشار اليها بالاضافة الى الارباح والخسائر الناتجة عن تنفيذ عقود المبادلة بقائمة الدخل ضمن ارباح (خسائر) عمليات النقد الاجنبى.

يتم ادراج قيمة العلاوة المدفوعة عن عقود الخيارات للعملات الاجنبية ضمن بند ارصدة مدينة اصول اخرى على ان يتم تسوية رصيد العلاوة على قائمة الدخل فى ضوء ما يسفر عنه تقييم عقود الخيارات بقيمتها العادلة ضمن بند ارباح (خسائر) عمليات النقد الاجنبى.

وبالنسبة لعقود الخيارات للشراء لتغطية عقود الخيارات المباعة للعملاء بغرض تغطية المخاطر المتعلقة بطبيعة نشاطهم يتم اثبات الفرق بين العلاوة المسددة عن عقد الخيار للمشترى والعلاوة المحصلة عن عقد الخيار للباع فى تاريخ نشأة العقد ببند ارصدة دائنة والتزامات اخرى ويتم تسوية هذا الفرق بقائمة الدخل ببند ارباح (خسائر) عمليات النقد الاجنبى وفقا لأساس الاستحقاق.

(جـ) تحقق الايراد

يثبت الايراد على اساس الاستحقاق باستثناء عوائد القروض غير المنتظمة التى يتم ايقاف اثباتها كايراد عند عدم التأكد من استرداد قيمة هذه العوائد او اصل المديونية ويتم اثبات ايرادات الاسهم ووثائق الاستثمار عند اعلان التوزيعات المتعلقة بها.

(د) اذون الخزانة: يتم اثبات اذون الخزانة بالقيمة الاسمية ويثبت خصم الاصدار بالأرصدة الدائنة والالتزامات الاخرى وتظهر اذون الخزانة بالمركز المالى مستبعدا منها خصم الاصدار.

(هـ) تقييم الاستثمارات المالية بغرض المتاجرة

يتم تقييم الاستثمارات المالية بغرض المتاجرة بما فى ذلك محافظ الاستثمارات المالية التى تدار بمعرفة الغير فى نهاية السنة المالية بالقيمة العادلة التى تمثل سعر السوق، وتثبت فروق التقييم بقائمة الدخل.

يتم تقييم الاستثمارات المالية بغرض المتاجرة التى فقدت احد شروط تبويبها كأوراق مالية بغرض المتاجرة بقيمتها الدفترية مع تخفيض هذه القيمة فى حالة حدوث انخفاض فيها وفقا لدراسة موضوعية شاملة لآخر قوائم مالية للشركة المصدرة للورقة وتثبت فروق التقييم بقائمة الدخل.

(و) تقييم الاستثمارات المالية المتاحة للبيع

يتم تقييم الاستثمارات المالية المتاحة للبيع بالتكلفة او القيمة العادلة ايهما اقل، وذلك بالنسبة لكل استثمار على حده ويتم تحميل الفروق على قائمة الدخل ببند فروق تقييم استثمارات مالية اخرى، وفى حالة حدوث ارتفاع يتم اضافته الى ذات البند وذلك فى حدود ما سبق تحميله على قوائم الدخل عن فترات مالية سابقة.

(ز) تقييم الاستثمارات المالية المحتفظ بها حتى تاريخ الاستحقاق: يتم تقييم السندات التى يتم شراؤها عند الاصدار الاولى بالتكلفة المعدلة التى تمثل القيمة الاسمية مضافا اليها علاوة الاصدار او مستبعدا منها خصم الاصدار وذلك حسب الاحوال ويتم استهلاك علاوة/خصم الاصدار بطريقة القسط الثابت، ويدرج الاستهلاك ببند عائد اذون الخزانة والسندات بقائمة الدخل.

وتتبع ذات طريقة التقييم بالنسبة للسندات المشتراة من سوق الاوراق المالية بقيمة تزيد او تقل عن القيمة الاسمية مع تخفيض التكلفة بقيمة العوائد عن الفترة السابقة لتاريخ الشراء.

وفى حالة حدوث تدهور فى القيمة العادلة عن القيمة الدفترية لكل سند يتم تعديل القيمة الدفترية به وتحميله على قائمة الدخل ببند فروق تقييم استثمارات مالية اخرى على انه فى حالة حدوث ارتفاع فى القيمة العادلة يتم اضافته الى قائمة الدخل بذات البند وفى حدود ما سبق تحميله على قوائم الدخل عن فترات مالية سابقة.

ويتم تعديل القيمة الدفترية للسند بالعملة الاجنبية بنتيجة التقييم طبقا لسعر الصرف السارى فى تاريخ التقييم، ويتم ادراج فروق التقييم بقائمة الدخل ببند ارباح (خسائر) عمليات النقد الاجنبى.

(ح) الاستثمارات المالية فى شركات تابعة وذات مصلحة مشتركة

يتم تقييم الاستثمارات المالية فى شركات تابعة وذات مصلحة مشتركة بالتكلفة وفى حالة حدوث تدهور فى قيمتها العادلة عن القيمة الدفترية يتم تعديل القيمة الدفترية به وذلك بالنسبة لكل استثمار على حده وتحميله على قائمة الدخل ببند فروق تقييم استثمارات مالية اخرى وفى حالة حدوث ارتفاع فى القيمة العادلة يتم اضافته الى ذات البند وذلك فى حدود ما سبق تحميله على قوائم الدخل عن فترات مالية سابقة.

(ط) تقييم الاصول التى آلت ملكيتها للبنك وفاء لديون بعض العملاء

تدرج الاصول التى آلت ملكيتها للبنك بالمركز المالى ضمن بند ارصدة مدينة واصول اخرى وذلك بالقيمة التى آلت بها للبنك وفى حالة انخفاض القيمة العادلة لهذه الاصول عن القيمة التى آلت بها للبنك فى تاريخ المركز المالى تحمل الفروق على قائمة الدخل وفى حالة ارتفاع القيمة العادلة يتم الاضافة الى قائمة الدخل وذلك فى حدود ماسبق تحميله على قوائم الدخل عن فترات مالية سابقة.

(ى) مخصص القروض والالتزامات العرضية

- يتم تكوين المخصص لقروض والتزامات عرضية بذاتها بالاضافة الى نسبة مئوية للمخاطر العامة تحسب من مجموع القروض والالتزامات العرضية الأخرى مستبعدا منها الارصدة المغطاة بودائع وكفالات مصرفية صادرة من بنوك خارجية ذات ملاءة وذلك فى ضوء خبرة الادارة والدراسات التفصيلية الدورية لارصدة القروض والالتزامات العرضية.
- يتم اعدام القروض فى حالة احتمال عدم جدوى الاجراءات المتخذة حيالها لتحصيلها خصما على المخصص الذى يضاف اليه المتحصلات من القروض التى سبق اعدامها.

(ك) الالتزامات العرضية والارتباطات

تظهر الالتزامات العرضية التى يدخل فيها البنك طرفا بالاضافة الى الارتباطات عن عقود الصرف الاجلة ومبادلة العملات وعقود العائد وغيرها خارج المركز المالى تحت بند التزامات عرضية وارتباطات، باعتبارها لاتمثل اصولا او التزامات فعلية فى تاريخ المركز المالى.

(ل) النقدية وما فى حكمها

لاغراض اعداد قائمة التدفقات النقدية يتضمن بند النقدية وما فى حكمها ارصدة النقدية والارصدة لدى البنك المركزى وارصدة الحسابات الجارية لدى البنوك وكذا ارصدة اذون الخزانة التى تستحق خلال ثلاثة شهور من تاريخ اقتنائها.

(م) الاهلاك والاستهلاك

يتم اهلاك الاصول الثابتة بطريق القسط الثابت باستخدام معدلات اهلاك مناسبة يتم تحديدها على اساس العمر الانتاجى المقدر لكل اصل.

- يتم استهلاك مصروفات التحسينات والتجديدات الخاصة بفروع البنك المستأجرة على مدى العمر الانتاجى المقدر او مدة عقد الايجار ايهما اقل.

(ن) الضرائب

- تحسب الضرائب المستحقة على البنك طبقا للقوانين واللوائح والتعليمات السارية والمعمول بها فى هذا الشأن.
- يتم تكوين مخصص للالتزامات الضريبية بعد اجراء الدراسة اللازمة وذلك فى ضوء الدراسة التفصيلية للمطالبات الضريبية.

...مارات مالية بغرض المتاجرة

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
...ستثمارات مالية تدار بمعرفة الغير	٢٨٧,٥٤٥,٨٥٣	٩٢,٣٦٤,١٦٢
	١٧٢,٣٢٠,٨٨٤	
...استثمارات المالية بغرض المتاجرة	٤٥٩,٣٦٦,٧٣٧	٩٢,٣٦٤,١٦٢
...استثمارات المالية بغرض المتاجرة		
...ت مالية مقيدة فى سوق الاوراق المالية	٤٥٩,٣٦٦,٧٣٧	٩٢,٣٦٤,١٦٢
...ت مالية غير مقيدة فى سوق الاوراق المالية	-	-
	٤٥٩,٣٦٦,٧٣٧	٩٢,٣٦٤,١٦٢

...٠٠٠,٠٢٠,٣٢ دولار قيمة استثمارات فى سندات حكومية وكذلك مبلغ ٨٠٦,٨٨٦ دولار علاوة الاصدار الخاصة بها
...بغرض المتاجرة من الاستثمارات المالية المتاحة للبيع بالاضافة الى سندات بنوك قيمتها ١,٩٩٢,٠٠٠ دولار
...اقصى عائد من الاستثمارات البنكية بما يتماشى مع سياسة الادارة فى هذا الشأن.

...تثمارات مالية متاحة للبيع

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
...مارات فى أسهم		
...ك	٧,٠٩٩,٧٠٨	٧,٧٥٣,٤١٧
...كات	٤٨٠,١٩٤,١٢٠	٤٦٠,٩٦٩,٢٥٩
...تمارات فى سندات		
...مكومية	٣٢٨,٨٦٢,٥٣٢	٦٦١,٢٤٩,٥٧٧
...نوك	١٢٠,٠٦٥,٣٢٠	١٣٩,٢٤٣,٥٣٦
...شركات	٥٥٧,٠٣٥,٨٧٨	٦١٤,٧٣٤,٤٠٠
	١,٤٩٣,٢٥٧,٤٧٣	١,٨٧٤,٠٥٠,٢٣٩
...لاستثمارات المالية المتاحة للبيع فى:		
...ت مالية مقيدة فى سوق الاوراق المالية	١,٢٣٤,٠٣٧,٦٤١	١,٤١٣,٢٩٧,٢٩٣
...ت مالية غير مقيدة فى سوق الاوراق المالية	٢٥٩,٢١٩,٨٣٢	٤٦٠,٧٥٢,٩٨٦
	١,٤٩٣,٢٥٧,٤٧٣	١,٨٧٤,٠٥٠,٢٣٩

...السوقية للاستثمارات المالية المتاحة للبيع والمقيدة فى سوق الاوراق المالية ١,٣٣٦,٥٠٢,٢٧٨ جنيه
...يونيه ٢٠٠٢ بينما بلغت ١,٥٢٤,٦٦٠,١٢٨ جنيه مصرى فى ٣١ ديسمبر ٢٠٠٢
...٢٥,٠٠٠,٠٠٠ دولار قيمة استثمارات فى سندات حكومية وكذلك مبلغ ٨٢٠,٩٩٧ دولار قيمة علاوة
...بها من الاستثمارات المالية المتاحة للبيع الى استثمارات مالية بغرض الاحتفاظ وذلك لتوافر
...حيث تم اقراض اوراق مالية قيمتها ٣٢ مليون دولار امريكى الى يو بى اس ووربرج حتى نوفمبر ٢٠٠٢
...٣٢,٠٢٠,٠٠٠ دولار قيمة استثمارات فى سندات حكومية وكذلك مبلغ ٨٠٦,٨٨٦ دولار علاوة الاصدار
...الاستثمارات المالية المتاحة للبيع الى استثمارات مالية بغرض المتاجرة بالاضافة الى سندات بنوك
...١,٩٩٢ دولار وذلك لتحقيق اقصى عائد من الاستثمارات البنك بما يتماشى مع سياسة الادارة فى هذا

...روض للعملاء والبنوك

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
...ارية مخصومة	١٧٨,٦١٨,٠٢٨	٢٠٥,٩٢٨,٥٩٩
...لعملاء	١٢,١٤٦,٧٤٠,٠٢٨	١٠,٨٠٥,٩٦٣,٧٥١
...لبنوك	٤٩٨,٤٣٦,٤١٤	٤٠٤,٥٣٩,٠٥١
	١٢,٨٢٣,٧٨٤,٤٧٠	١١,٤١٦,٤٣١,٤٠١
...ير مكتسب للأوراق التجارية المخصومة	(٤,٠١٦,١٧٦)	(٦,١٣٦,٦٦٨)
...القروض	(٦٧٩,٢١٦,٤٧٣)	(٤٥٤,٢٨٥,٦١١)
...المجنبة	(٨٧,٣١٢,٥١٦)	(٣٧,٣٩٢,٤٧٨)
...قروض والسلفيات	١٢,٠٥٣,٢٣٩,٣٠٦	١٠,٩١٨,٧١٦,٦٩٤

...صص القروض (منتظمة / غير منتظمة)

٣٠ يونيه ٢٠٠٢ — بالجنيه المصرى

	محدود	عام	مجموع
...خصص اول العام	١٦٥,٠٨٧,٧٣٨	٢٨٩,١٩٧,٨٧٣	٤٥٤,٢٨٥,٦١١
...ل العام	٦٠,٨٣٦,٥٠٠	٢٩,٠٠٠,٠٠٠	٨٩,٨٣٦,٥٠٠
...من قروض سبق اعدامها	٤,٧٩٠,٤١٠	-	٤,٧٩٠,٤١٠
...عام الى محدد	٣٩,٣٢٩,٨٣٧	(٣٩,٣٢٩,٨٣٧)	-
...ييم ارصدة المخصص بالعملات الاجنبية	-	١٢٨,٦٩٣,٢٤٤	١٢٨,٦٩٣,٢٤٤
	٢٧٠,٠٤٤,٤٨٥	٤١٧,٥٦١,٢٨٠	٦٨٧,٦٠٥,٨٦٥
...مخصص التزامات عرضية		(٨,٣٨٩,٣٩٣)	(٨,٣٨٩,٣٩٣)
...خصص فى اخر الفترة	٢٧٠,٠٤٤,٤٨٥	٤٠٩,١٧١,٩٨٧	٦٧٩,٢١٦,٤٧٣
٣١ ديسمبر ٢٠٠٢			
...خصص اول العام	٢٨٤,٧٥٤,٠٠٠	٢٣٦,٢٦٦,٧٠٤	٥٢١,٠٢٠,٧٠٤
...ل الفترة	١٨١,٤١٩,٦٩١	٥١,١٣٨,٩٨٩	٢٣٢,٥٥٨,٦٨٠
...من قروض سبق اعدامها	١٩,٣٤٧,٠٥١	-	١٩,٣٤٧,٠٥١
...ييم ارصدة المخصص بالعملات الاجنبية	-	١,٧٩٢,١٨٠	١,٧٩٢,١٨٠
	٤٨٥,٥٢٠,٧٤٢	٢٨٩,١٩٧,٨٧٣	٧٧٤,٧١٨,٦١٥
...من المخصص خلال الفترة	(٣٢٠,٤٣٣,٠٠٤)	-	(٣٢٠,٤٣٣,٠٠٤)
...خصص فى اخر الفترة	١٦٥,٠٨٧,٧٣٨	٢٨٩,١٩٧,٨٧٣	٤٥٤,٢٨٥,٦١١

...تثمارات مالية محتفظ بها حتى تاريخ الاستحقاق

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
...اسكان استحقاق ديسمبر ٢٠١٩	٢١٥,٠٠	٢١٥,٠٠٠
...حكومية ٢٠٠٦	١٥٥,٧٥٥,٢٠١	
	١٥٥,٩٧٠,٢٠١	٢١٥,٠٠٠
...ستثمارات المالية المحتفظ بها حتى تاريخ الاستحقاق فى:		
...ت مالية مقيدة فى سوق الأوراق المالية	١٥٥,٧٥٥,٢٠١	-
...ت مالية غير مقيدة فى سوق الأوراق المالية	٢١٥,٠٠٠	٢١٥,٠٠٠
	١٥٥,٩٧٠,٢٠١	٢١٥,٠٠٠

...السوقية للاستثمارات المحتفظ بها حتى تاريخ الاستحقاق ١٦٨,٩٠٤,١٢٠ جنيه مصرى فى ٣٠ يونيه

...٢٥,٠٠٠,٠٠٠ دولار قيمة استثمارات فى سندات حكومية وكذلك مبلغ ٨٢٠,٩٩٦,٣٢ علاوة الاصدار
...الى الاستثمارات المالية المحتفظ بها من الاستثمارات المالية المتاحة للبيع وذلك لتوافر شروط النقل
...ض اوراق مالية قيمتها ٣٢ مليون دولار امريكى الى يو بى اس ووربرج حتى نوفمبر ٢٠٠٢

...مارات مالية فى شركات تابعة وذات مصلحة مشتركة

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢		٣١ ديسمبر ٢٠٠٢	
	القيمة	نسبة المساهمة	القيمة	نسبة المساهمة
...جارى الدولى للسمسرة فى ...الية	١٠,٠٠٠,٠٠٠	٪٤٠	١٠,٠٠٠,٠٠٠	٪٤٠
...لتجارة السيارات	٢٠,٠٠٠,٠٠٠	٪٤٠	١٠,٠٠٠,٠٠٠	٪٤٠
...جارى الدولى للتأمين	٢٤,٠٠٠,٠٠٠	٪٤٠	٢٤,٠٠٠,٠٠٠	٪٤٠
...يمنج سى اى لادارة الاستثمار	١,٥٠٠,٠٠٠	٪٣٠	١,٥٠٠,٠٠٠	٪٣٠
	٥٥,٥٠٠,٠٠٠		٤٥,٥٠٠,٠٠٠	
...الاستثمارات المالية فى ...ابعة فى:				
...ت مالية مقيدة فى سوق ...المالية	١٠,٠٠٠,٠٠٠		١٠,٠٠٠,٠٠٠	
...ت مالية غير مقيدة فى ...وراق المالية	٤٥,٥٠٠,٠٠٠		٣٥,٥٠٠,٠٠٠	
	٥٥,٥٠٠,٠٠٠		٤٥,٥٠٠,٠٠٠	

...مة السوقية للاستثمارات المالية فى شركات تابعة المقيدة فى سوق الأوراق المالية ١٠,٠٠٠,٠٠٠
...ك فى ٣٠ يونيه ٢٠٠٢ وكذلك فى ٣١ ديسمبر ٢٠٠٢

(٩) ودائع العمـــلاء

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
ودائع تحت الطلب	٢,٩٠٩,٦٩٤,٩٠١	٢,٣٤٩,٧٣١,٦٣٢
ودائع لأجل وبإخطار	٧,٦٠٧,٣٣٤,٧٠٥	٦,٥٢٢,٨٢٤,٩٧٣
شهادات ادخار وإيداع	٢,١٤٠,٥٢٨,٤٧٤	٢,٣١١,٤٩٤,٩٠٦
ودائع التوفير	٣,٣٣٥,٠٣٥,٨٦٥	٢,٨٠٢,٥٢٠,٧٥٤
ودائع اخرى	٩٢٩,٢٩٨,٥٦١	٨٢٨,١٥٩,٥٣٧
اجمالى ودائع العملاء	١٨,٩٢٢,٨٦٢,٥٠٦	١٥,٨١٤,٧٥١,٣٩٢

(١٠) سندات (بعد استبعاد خصم الاصدار / او اضافة علاوة الاصدار)

بلغت قيمة السندات التي اصدرها البنك ٢٠٠,٠٠٠,٠٠٠ جنيها تتمثل فى عدد ٢٠٠,٠٠٠ سند قيمة السند الاسمية ١٠٠٠ جنيها بسعر عائد سنوى ١٠,٢٥٪ وتستحق فى ٢٠٠٤/٥/١٠

(١١) قروض طويلة الاجل

بالجنيه المصرى

	سعر التكلفة ٪	تاريخ الاستحقاق	المستحق خلال العام التالى	الرصيد فى ٣٠ يونيه ٢٠٠٢	الرصيد فى ٣١ ديسمبر ٢٠٠٢
بنك الاستثمار الاوربى	-	ديسمبر ٢٠١٢		٢٢,٥٩٦,٥٢٠	١٩,٤٠٢,٤٠٨
قروض بنك سوميتومو	ليبور	يونيو ٢٠٠٥	١٥٠,٨٠٧,٢٥٠	٢٠١,٦١٤,٥٠٠	٣٣١,٧٤٥,٣٥٠
قرض من وزارة الزراعة لدعم قطاع الغنم	٣,٥ - ٥,٥ حسب تاريخ الاستحقاق	٣ - ٥ سنوات	٥,٢٨٤,٨٠٨	١٥,٣٩٦,٥٩٢	١٩,٢٥٧,٥١٢
قرض من وزارة الزراعة لدعم القطاع البيطرى	٣,٥ - ٥,٥ حسب تاريخ الاستحقاق	٣ - ٥ سنوات	٣٩٩,٠٠٠	٩٨٨,٤٠٠	١,٠٠٤,٢٠٠
قرض من وزارة الزراعة لدعم علف المواشى	٣,٥ - ٥,٥ حسب تاريخ الاستحقاق	٣ - ٥ سنوات	١١,٠٠٠,٨٦٤	٤٥,١٩٦,٢٥٦	٣٠,٣٢٣,٧١٠
قرض من بنك باركليز	٦,٦٢	لمدة عشر سنوات تبدأ من ١٩٩٦	٧,٥٣١,٠٠٠	٣١,٠٣٢,٥٠٠	٢٤,٧١٣,٠٠٠
الاجمالى			١٧٥,١٢٢,٩٢٢	٤١٧,٢١٤,٨٦٩	٢٢٥,٩٩٥,١٨١

(١٢) مخصصات اخرى

٣٠ يونيه ٢٠٠٢ — بالجنيه المصرى

البيان	رصيد أول العام	المكون خلال الفترة	فروق اعادة التقييم	المستخدم خلال الفترة	المحول خلال الفترة	رصيد اخر الفترة
مخصص مطالبات ضرائب محتملة	٥٥٨,٦٣٢,٢٤٢	٨١,٢٤٩,٠٩٦		(١٠٠,٠٠٠,٠٠٠)	-	٥٣٩,٨٨١,٣٣٨
مخصص مطالبات قضائية	١,٤٣٣,٣٢٨		٤١٢,٦٢١		-	١,٨٤٥,٩٤٩
مخصص التزامات عرضية	٣٧,٩٦٨,٦٤٦	٧٠٦,٠٠٠	٨,٥١١,٠٠٣		٨,٣٨٩,٣٩٣	٤٥,٥٧٥,٠٤٢
مخصص مخاطر عامة	١١٣,٥٥٨,٧٢٩		٣٤,٥٥٦,٥٠٥			١٤٨,١١٥,٢٣٤
مخصص تأمين	١٠,٠٠٠,٠٠٠	-	٣,٠٤٣,٠٥١			١٣,٠٤٣,٠٥١
مخصص ضرائب عقارية	٨,٤٩٨			(٨,٤٩٨)	-	-
الاجمالى	٧١١,٦٠١,٤٤٣	٨١,٩٥٥,٠٩٦	٤٦,٥٢٣,١٨٠	(١٠٠,٠٠٨,٤٩٨)	٨,٣٨٩,٣٩٣	٧٤٨,٤٦٠,٦١٤
٣١ ديسمبر ٢٠٠٢						
مخصص مطالبات ضرائب محتملة	٥١٧,١٥٥,٦٣٢	٤١,٨٨٦,٢١٤		(١٥,٠٠٠,٠٠٠)	١٤,٥٩٠,٤٠٦	٥٥٨,٦٣٢,٢٤٢
مخصص مطالبات قضائية	١,٥٢٥,٤٧٠		٧,٨٥٨		(١٠٠,٠٠٠)	١,٤٣٣,٣٢٨
مخصص مطالبات دمغة محتملة	١٤,٥٩٠,٤٠٦				(١٤,٥٩٠,٤٠٦)	-
مخصص التزامات عرضية	٣٧,٩٦٨,٦٤٦					٣٧,٩٦٨,٦٤٦
مخصص مخاطر عامة	١١٢,٩٠٠,٦١٥		٦٥٨,١١٤			١١٣,٥٥٨,٧٢٩
مخصص تأمين	٨,٠٠٠,٠٠٠	٢,٠٠٠,٠٠٠				١٠,٠٠٠,٠٠٠
مخصص ضرائب عقارية	٣٥,٠٢١			(١٣٦,٥٢٣)	١٠٠,٠٠٠	٨,٤٩٨
الاجمالى	٦٨٢,١٧٥,٧٨٠	٤٣,٨٨٦,٢١٤	٦٦٥,٩٧٢	(١٥,١٣٦,٥٢٣)	٠	٧١١,٦٠١,٤٤٣

(١٣) رأس المال والاحتياطيات

أ - رأس المال المرخص به: يبلغ رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى
ب - رأس المال المصدر والمدفوع : يبلغ رأس المال المصدر والمكتتب فيه والمدفوع ٦٥٠ مليون جنيه مصرى موزعا على ٦٥ مليون سهم قيمة السهم الاسمية ١٠ جنيه مصرى
(ج) الاحتياطيات
- وفقا للنظام الاساسى للبنك يتم احتجاز ٥٪ من صافى ارباح العام لتغذية الاحتياطى القانونى وتم ايقاف تكوين الاحتياطى القانونى حيث بلغ رصيده مايعادل نصف رأس المال المصدر
- وفقا لتعليمات البنك المركزى المصرى لايجوز التصرف فى رصيد الاحتياطى الخاص الا بعد الرجوع اليه

(١٤) التزامات عرضية وارتباطات

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣١ ديسمبر ٢٠٠٢
خطابات ضمان	٤,١٨٦,٨٣٣,٨٩٨	٣,٥٤٣,٩١٦,٠٥٩
الاعتمادات المستندية (استيراد وتصدير)	٧١٤,٠٠٦,٩٥١	٥١٣,٣٩٨,١٥٨
الاوراق المقبولة عن تسهيلات موردين	٤٦٨,٦٨٦,٧٠٤	٤٩٠,٧١٧,٥٣٨
عقود الصرف الاجلة	٨١٨,٢٠١	٤٣,٩٥٠
عقود مبادلة العملات	١٥,١٨٢,٤٨١	(٢,٠٥٠,٢٥٥)
اجمالى	٥,٣٨٥,٥١٨,٢٣٥	٤,٥٤١,٠٢٥,٤٥٠

(١٥) ارباح (خسائر) عمليات النقد الاجنبى

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٢	٣٠ يونيه ٢٠٠٢
ارباح التعامل فى العملات الاجنبية	٣٦,٤٨٩,٩٥٨	٥٥,٦٧٤,٤٥١
فروق لنتيجة تقييم ارصدة الاصول والالتزامات ذات الطبيعة النقدية	•(٥٨,٣٣٥,٦٩٤)	(٣٧,٥٤٨,٤٧١)
ارباح (خسائر) تقييم ارصدة عقود الصرف الاجل	١,١٣٦,٥٧٣	(٢٩٨,٦٦٤)
ارباح تقييم عقود الخيارات	٣,٣٢٢,٨٢٤	٧,٧٦٧,١٠٤
الاجمالى	(٢٢,٣٨٦,٣٣٩)	٢٥,٥٩٤,٤٢٠

• يتضمن خسائر تقييم قدرها ٣١,٩٨٣,٢٤٢ جم ناتجة عن تقييم ارصدة العملات الاجنبية ببند الاستثمارات المالية المتاحة للبيع على اساس سعر الصرف السائد وقت الشراء (التكلفة) فى حين تم تقييم ارصدة الخصوم المقابلة بسعر الصرف السائد فى تاريخ المركز المالى وذلك طبقا للتعليمات الصادرة فى هذا الشأن

(١٦) الموقف الضريبى

تم فحص وتسوية حسابات البنك ضريبيا من بداية النشاط وحتى نهاية ١٩٨٤
- تم سداد ضرائب ارباح شركات الاموال عن الاعوام ١٩٨٥ وحتى ١٩٨٨ طبقا لقرار لجنة الطعن ومازال الخلاف مع مأمورية ضرائب الاستثمار منظورا امام المحاكم الابتدائية.
- تم الفحص الفعلى للسنوات من ١٩٨٩ الى ١٩٩٢ وجارى تسوية نقاط الخلاف بلجنة الطعن
- تم فحص وتسوية ضرائب شركات الاموال عن الاعوام من ١٩٩٤ - ٢٠٠٠ وذلك طبقا لما تم التوصل اليه باللجنة الداخلية بالمأمورية وتم تحويل نقاط الخلاف الى لجنة الطعن.

تقرير الفحص المحدود

الى السادة رئيس واعضاء مجلس ادارة البنك التجارى الدولى - مصر
قمنا باجراء فحص محدود للقوائم المالية للبنك التجارى الدولى - مصر (شركة مساهمة مصرية) المتمثلة فى قائمة المركز المالى فى ٣٠ يونيو ٢٠٠٢ وكذا قائمتى الدخل والتدفقات النقدية وقائمة التغير فى حقوق المساهمين عن الفترة المنتهية فى ذلك التاريخ. وهذه القوائم المالية مسئولية ادارة البنك وتنحصر مسئوليتنا فى اصدار تقرير عن هذه القوائم فى ضوء فحصنا المحدود لها.
تم فحصنا وفقا لمعيار المراجعة المصرى الخاص بالفحص المحدود ويتطلب هذا المعيار تخطيط واداء الفحص للحصول على تأكيد مقبول بأن القوائم المالية لاتحتوى على اخطاء مؤثرة وتقتصر اعمال الفحص المحدود على تطبيق الاجراءات التحليلية على البيانات المالية والحصول على المعلومات من مسئولى البنك وهى بهذه الصورة اضيق نطاقا من اجراءات المراجعة التى تجرى طبقا لمعايير المراجعة المصرية بغرض ابداء الرأى على القوائم المالية وبالتالى فاننا لانبدى مثل هذا الرأى.
وفى ضوء فحصنا المحدود للقوائم المالية للبنك التجارى الدولى عن الفترة المنتهية فى ٣٠ يونيو ٢٠٠٢ لم يتبين لنا وجود تعديلات هامة او مؤثرة ينبغى اجراؤها على القوائم المذكورة لتتفق مع معايير المحاسبة المصرية.
البيانات المالية الواردة بتقرير النشاط المعد بمعرفة مجلس الادارة متفقة مع ما هو وارد بدفاتر وسجلات البنك فى الحدود التى تثبت بها مثل تلك البيانات بالدفاتر المالية

مراقبا الحسابات

عمـــاد حـــافظ راغب	حـــازم حســـن
E & Y المتضامنون للمحاسبة والمراجعة	KPMG حازم حسن
محاسبون قانونيون ومستشارون	محاسبون قانونيون ومستشارون

القاهرة فى ١٧ يوليو ٢٠٠٢

...لبا أمامهم ١٢٨٥٤٠ فرصة التحاق بالجامعات

...و٧٧٢٩٢ أمام ٨٦٩٢٠ طالبا من الأدبى

كفر الشيخ علمى ٤٢- ٢٥ ادبى، اداب انتساب كفر الشيخ علمى ١٣٤- ٣٩٤ ادبى، نوعية فنية كفر الشيخ علمى ١٦- ١٥ ادبى، نوعية موسيقية كفر الشيخ علمى ٩- ٥ ادبى، نوعية كفر الشيخ علمى ٤٤.

● **جامعة المنصورة وبها ٩٩٦٥ مكاناً للعلمى ٤١٩٩ وللادبى ٥٧٥٧**

علوم رياضة علمى ٢٥٢، الزراعة علمى ٢٩٨، الزراعة شعبة هندسة زراعية علمى ٥٠، كلية التمريض علمى ١٥٤، فنى تمريض علمى ٣٥، التجارة علمى ٤٩٥، التجارة انتساب علمى ٣٧٨- ٩٦٨ادبى، التربية رياضة علمى ١٣٧، التربية اساسى علمى ٣١٢، التربية طفولة علمى ٥٧، التربية الرياضية بنين علمى ٨٠- ١٢٩ ادبى، الاداب علمى ٩٧-٤٨ ادبى، الاداب انتساب علمى ٣٩٥-١.١٦٢ ادبى، الحقوق علمى ٤٩-١٢٣٦ ادبى، الحقوق انتساب علمى ٣١٠- ٩١٤ ادبى، نوعية فنية المنصورة علمى ١٦- ٣٥ ادبى، نوعية موسيقية المنصورة علمى ٦- ١٧ ادبى، نوعية المنصورة علمى ١٣٩، نوعية فنية ميت غمر علمى ١٣-٨٢ ادبى، نوعية ميت غمر علمى ٨٥، نوعية فنية منية النصر علمى ١٤- ٩٧ ادبى، نوعية منية النصر علمى ٩٦، علوم رياضة دمياط علمى ١٠١، تجارة دمياط علمى ١٣٥، تجارة انتساب دمياط علمى ١٠٩ - ٢٤٥ ادبى، تربية دمياط علمى ٩٠، تربية رياضة دمياط علمى ٨٨، تربية اساسى دمياط علمى ١٣٢ - ٥٠٢ ادبى، تربية طفولة دمياط علمى ٢٥- ٦٦ ادبى، نوعية فنية دمياط علمى ١٦ - ١٢٦ ادبى، نوعية دمياط علمى ٩٤ - ٦٨ ادبى، تربية رياضية دمياط «بنين» علمى ٤٠- ٦٢ ادبى.

● **جامعة الزقازيق وبها ١٥٥٧٥ مكاناً للعلمى ٦٥٠٣ للادبى ٩٠٧٢**

حاسبات ومعلومات علمى ٦٩، علوم رياضة علمى ١٧٥، زراعة علمى ٣٤٣، زراعة شعبة هندسة زراعية علمى ٥٠، كلية التمريض علمى ١٧٤، فنى تمريض علمى ٣٠، التجارة علمى ٥٨٦، التجارة انتساب علمى ٣٨٢- ١٠٤٢ ادبى، التربية رياضة علمى ٨٨، التربية اساسى علمى ١٥٠، الاداب علمى ١١٣، الاداب انتساب علمى ٣٧٠- ٩٩٨ ادبى، حقوق علمى ٨١- ١٧٣٠ ادبى، حقوق انتساب علمى ٢٧٨- ٨٣١ ادبى، التربية الرياضية (بنين) علمى ١٨٦- ٤٠٦ ادبى، التربية الرياضية (بنات) علمى ٦٩ - ١٣٨ ادبى، نوعية فنية الزقازيق علمى ٥٤- ٣٣ ادبى، نوعية موسيقية الزقازيق علمى ١٨ - ٢٠ ادبى، نوعية الزقازيق علمى ١٧٤، عالى كفاية انتاجية (تجارى) علمى ٤٠٢- ٦٢٨ ادبى، عالى كفاية انتاجية (زراعى) علمى ٣٢١،، علوم بنها علمى ٧٤، علوم رياضة بنها علمى ١٥٣، كلية التمريض بنها علمى ١٤٥، فنى تمريض بنها علمى ٣٥، تجارة بنها علمى ٦١٥، تجارة انتساب بنها علمى ٢٨٠- ٧٧٧ ادبى، تربية بنها علمى ٣٨، تربية رياضة بنها علمى ٨١، تربية اساسى بنها علمى ١٥٨- ٣٥٦ ادبى، اداب بنها علمى ٦٨، اداب انتساب بنها علمى ١٨٩- ٥٥٦ ادبى، حقوق بنها علمى ٣٥- ٧٦٢ ادبى، حقوق انتساب بنها علمى ٢٠٠- ٥٩٠ ادبى، زراعة مشتهر علمى ٧٠، زراعة شعبة تربية مشتهر علمى ٣٠، نوعية فنية بنها علمى ٣٠- ٥٦ ادبى، نوعية موسيقية بنها علمى ١٦- ٣٠ ادبى، نوعية بنها علمى ١٣٦- ٣٨ ادبى، تربية رياضية بنين بنها علمى ٤٧- ٩١ ادبى.

● **جامعة حلوان بها ١١٩٩٣ مكاناً للعلمى ٤٥٩١ وللادبى ٧٤٠٢**

فنون تطبيقية علمى ٢١٣، سياحة وفنادق علمى ١٦٣- ٦٤٥ ادبى، علوم علمى ٢٠١، علوم رياضة علمى ١٣١، اقتصاد منزلى علمى ٣٥٧، حقوق علمى ٥٠-١٠٠٣ أدبى، حقوق انتساب علمى ٢٤٠-٧١٠ ادبى، التجارة علمى ٧٣٦، التجارة انتساب علمى ٣٩٦- ٧٩٧ ادبى، تجارة بريد علمى ٣٧، تجارة بريد انتساب علمى ٤٢، التربية علمى ٢١٠، التربية رياضة علمى ٩٢، التربية اساسى علمى ٧٣ - ١٣٧ ادبى، التربية رياض الاطفال علمى ٣٥- ١٢٤ ادبى، التربية وثائق ومكتبات علمى ٣٠- ٥٣ ادبى، تربية فنية بالزمالك علمى ١٥٢- ١٧٦ ادبى، تربية موسيقية بالزمالك علمى ٧٩ - ١١٩ ادبى، خدمة اجتماعية علمى ٢٧٣- ١٢٥٨ أدبى، حقوق اجتماعية انتساب، ٢٨٢-٨٣٠ ادبى، اداب علمى ٨٤، اداب انتساب علمى ٢١٠- ٦٠٤ ادبى، جميلة فنون حلوان علمى ٨٥، التربية الرياضية بنين الهرم علمى ٣٠٤-٦٨١ ادبى، التربية الرياضية بنات الجزيرة علمى ١١٦-٢٦٥ ادبى.

● **جامعة المنيا وبها ٥٣١٢ مكانا للعلمى ١٩٥٤ وللادبى ٣٣٥٨**

الهندسة علمى ٣٠٥، السياحة والفنادق علمى ٨٤ - ١٢٢ ادبى، علوم علمى ١١٦، علوم رياضة علمى ١٦١، زراعة علمى ١١١، التربية علمى ٤، التربية رياضة علمى ٩٦، التربية اساسى علمى ٧٧، التربية طفولة علمى ٣٠، الاداب علمى ١١٢- ادبى ٨١٧، الادب انتساب علمى ٢٩٤- ٨٦٣ ادبى، دار علوم المنيا علمى ٤٥- ١٠٣٣ ادبى، دار علوم انتساب المنيا علمى ٨٢- ٢٤٣ ادبى، جميلة فنون المنيا علمى ٥٨، جميلة عمارة المنيا ٥٣، التربية الفنية المنيا علمى ٢٥- ٨٥ ادبى، التربية الرياضية للبنين بالمنيا علمى ٦٥- ١٢٢ ادبى، التربية الرياضية للبنات بالمنيا علمى ٢٤- ٥١ ادبى، فنى تمريض علمى ٢٥، كلية التمريض المنيا علمى ١٠٠، نوعية موسيقية المنيا علمى ١٥- ٢٢ ادبى، نوعية المنيا ٧٢ علمى.

● **جامعة المنوفية وبها ٨٣٦٩ مكانا للعلمى ٣١٩٦ وللادبى ٥١٧٣**

سياحة وفنادق علمى ٦٤ - ١٨٦ ادبى، علوم علمى ٤٨ ، و علوم رياضة علمى ١٥٠، الزراعة علمى ١١٤، كلية التمريض ٨٥، فنى تمريض علمى ٢٥ اقتصاد منزلى علمى ٣١٢، التجارة علمى ٣٥٤، التجارة انتساب علمى ٢٧٧ - ٢٦٤ ادبى، التربية رياضة علمى ١١٦، التربية اساسى علمى ٩٢، التربية طفولة علمى ٦٨، اداب علمى ٧٩، اداب انتساب علمى ٢٠٦ - ٥٨٥ ادبى، حقوق علمى ٤٨- ١٠٣٣ ادبى، حقوق انتساب علمى ٢٦٨- ٧٨٩ ادبى، تجارة السادات علمى ٢١٠- ١١٤ ادبى، تجارة انتساب السادات علمى ١٤٧ -٤١٣ ادبى، تربية السادات علمى ١٠، تربية رياضة السادات ٢٩، تربية السادات اساسى علمى ٥٧، تربية السادات طفولة علمى ٣٧ - ٢٩ الادبى، التربية الرياضية بنين علمى ٥٩ - ١١٤ ادبى، التربية الرياضية بنات علمى ٢٥ - ٤٧ ادبى، حقوق السادات علمى ٢٨- ٥٤٩ ادبى، حقوق انتساب السادات علمى ١٤٣ - ٤١٩ ادبى، نوعية فنية اشمون علمى ١٣-١٠٦ ادبى، نوعية موسيقية اشمون علمى ٨- ٢٥ ادبى، نوعية اشمون علمى ١٢٤.

● **جامعة قناة السويس ٤٦٧٩ مكاناً منها للعلمى ٢٤٤٥ وللادبى ٢٢٣٤**

حاسبات ومعلومات الاسماعيلية علمى ١٤٦، سياحة وفنادق الاسماعيلية علمى ٤٨- ١٦٦ ادبى، علوم الاسماعيلية علمى ٢٢، علوم رياضة الاسماعيلية علمى ١١٤، زراعة الاسماعيلية علمى ١٠٠، تربية اقتصاد منزلى الاسماعيلية علمى ٦٣، تجارة الاسماعيلية علمى ٢٥٣- ٢٥ ادبى، تجارة انتساب الاسماعيلية علمى ١٨٥ - ٥٢٠ ادبى، التربية الاسماعيلية علمى ٤٥، التربية رياضة الاسماعيلية علمى ٨٥، التربية اساسى الاسماعيلية علمى ٣٢- ١٣٢ ادبى، التربية طفولة الاسماعيلية علمى ١٨- ٤٩ ادبى، فنى تمريض الاسماعيلية علمى ٢٥، تجارة السويس علمى ١٤١- ٤٠ ادبى، تجارة انتساب السويس علمى ٧٩- ٢٢٣ ادبى، التربية السويس علمى ٣٧، التربية رياضة السويس علمى ٥٢، التربية اساسى السويس علمى ٣٠ ١٧٧ ادبى، كلية التمريض ببورسعيد علمى ١٠٠، تجارة بورسعيد علمى ٣٣٩، تجارة انتساب بورسعيد علمى ١٩١ ٥٣٩ ادبى، تربية بورسعيد علمى ٣، التربية رياضة بورسعيد علمى ٣٢، التربية اساسى بورسعيد علمى ٣٥، التربية الرياضية بنين بورسعيد علمى ٥٨ ١٢٩ ادبى، نوعية رياضية (طالبات) بورسعيد علمى ٩ ١٨ ادبى، نوعية فنية بورسعيد علمى ١٢- ١٧ ادبى، نوعية موسيقية بورسعيد علمى ٩ ٨ ادبى، نوعية بورسعيد علمى ٤٦، زراعة بنين العريش علمى ٤٤، التربية العريش علمى ٤٣- ٦٨ ادبى، التربية رياضة العريش علمى ٢٥، التربية اساسى العريش علمى ٢١- ١٢٣ ادبى.

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(٩) ودائع العملاء

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٣	٣١ ديسمبر ٢٠٠٢
ودائع تحت الطلب	٢,٩٠٩,٦٩٤,٩٠١	٣,٣٤٩,٧٣١,٦٣٣
ودائع لأجل وبإخطار	٧,٦٠٧,٣٢٤,٧٠٥	٦,٥٣٧,٨٢٤,٩٣٣
شهادات ادخار وايداع	٢,١٤٠,٥٢٨,٤٧٤	٢,٣١١,٤٩٤,٩٠٦
ودائع التوفير	٣,٣٣٥,٠٣٥,٨٦٥	٢,٨٠٢,٥٢٠,٧٥٤
ودائع اخرى	٩٣٥,٢٩٨,٥٦١	٨٢٨,١٥٩,٥٣٧
اجمالى ودائع العملاء	١٨,٩٢٧,٨٦٢,٥٠٦	١٥,٨١٤,٧٥١,٣٩٣

(١٠) سندات (بعد استبعاد خصم الاصدار / او اضافة علاوة الاصدار)

بلغت قيمة السندات التى اصدرها البنك ٢٠٠,٠٠٠,٠٠٠ جنيها تتمثل فى عدد ٢٠٠,٠٠٠ سند قيمة السند الاسمية ١٠٠٠

...المتاجرة

بالجنيه المصرى

	٣٠ يونيه ٢٠٠٣	٣١ ديسمبر ٢٠٠٢
...ار بمصرفة الغير	٢٨٧,٥٤٥,٨٥٣ ١٧٢,٢٢٠,٨٨٤	٩٢,٣٦٤,١٦٢
	٤٥٩,٧٦٦,٧٣٧	٩٢,٣٦٤,١٦٢
...بغرض المتاجرة ...بغرض المتاجرة ...ى سوق الاوراق المالية ...دة فى سوق الاوراق المالية	٤٥٩,٧٦٦,٧٣٧ -	٩٢,٣٦٤,١٦٢ -
	٤٥٩,٧٦٦,٧٣٧	٩٢,٣٦٤,١٦٢

...متاحة للبيع

بالجنيه المصرى

● ٣٠ / ٧ / ٢٠٠٣ ●

الاماكن المتاحة الخالية بالجامعات لطلاب المرحلة الثانية

وزير التعليم: طلاب المرحلة الثا[illegible]

منها ٥١٢٤٨ امام ٤٨٢٧٣ طا[illegible] العلم[illegible]

اعلن امس مكتب تنسيق القبول بالجامعات والمعاهد بيانا باعداد الأماكن الخالية فى كل جامعة.. وبكل كلية بها لطلاب العلمى والأدبى.. وصرح الدكتور مفيد شهاب وزير التعليم العالى والبحث العلمى- ان فائدة اعلان الأماكن الخالية لطلاب المرحلة الثانية للقبول بالجامعات والمعاهد. هى فرصة لكل طالب لتبين موقعه عند كتابة الرغبات وفقاً لمجموع درجاته- حتى لايتعرض لاستنفاد الرغبات وترد اوراقه إليه. واكد أن الأماكن الخالية التى اعلنها مكتب التنسيق اليوم- والمتبقية من اجمالى الأماكن التى قررها المجلس الأعلى للجامعات والتى تم شغلها بطلاب المرحلة الأولى تصل إلى ١٢٨٥٤٠ مكانا خاليا فى الجامعات الـ١٢ وفروعها نظامى وانتساب من هذه الأماكن ٥١٢٤٨ مكانا خاليا لطلاب العلمى بشعبتيه علوم ورياضة. و٧٧٢٩٢ مكانا خاليا لطلاب الأدبى. فإذا كان عدد طلاب المرحلة الثانية يبلغ ١٣٥١٩٣ طالبا وطالبة- هذا يعنى أن جميع طلاب القسم العلمى بالمرحلة الثانية والبالغ عددهم ٤٨٢٧٣ طالبا سوف يجدون أماكن بالجامعات لقبولهم ويتبقى اماكن خالية امام طلاب القسم العلمى بالمرحلة الثالثة فى حين نجد أن طلاب الأدبى البالغ عددهم بالمرحلة الثانية ٨٦٩٢٠ طالبا وطالبة- يوجد أمامهم ٧٧٢٩٢ مكانا خاليا بالجامعات - هذا يعنى أن حوالى ٩٦٣٠ طالبا وطالبة لابد ان يضمنوا بطاقة الرغبات بنفس المعاهد والكليات التابعة لوزارة التعليم العالى.

وبالنسبة لطلاب العلمى شعبة علوم نجد أن على سبيل المثال عدد الطلاب الحاصلين على مجموع ٣٧٦,٥ درجة بداية المرحلة الثانية من أعلى ٢٥٦ طالبا- بمعنى ان هذا العدد من الطلاب قد حصلوا على هذا المجموع المشترك.. وقياسا على ذلك نجد ان كل فرق ١/٢ درجة فى المجموع يشترك فيه أو يحصل عليه عدد يصل من ٢٥٦ طالبا وطالبة فاكثر.. وهذا ايضاً يوضح انه على الطلاب عند كتابة الرغبات مراعاة الأماكن الخالية.. ويضمن بطاقة الرغبات العديد من الكليات التى بها أماكن خالية كثيرة.

أما طلاب الأدبى- الوضع يختلف بعض الشىء فمثلا.. نجد أن كليات السياحة والفنادق تمثل رغبة متفوقة لطلاب الأدبى- نجد بها ١٦٦٢ مكانا خاليا أمام طلاب هذه المرحلة الثانية.. فإذا كان عدد الطلاب المشتركين فى المجموع الواحد- اذا بدانا بمجموع ٣٢٧,٥ وهو أول مجموع المرحلة الثانية من أعلى نجد ان هناك ١٠٥٣ طالبا وطالبة قد حصلوا على مجموع ٣٢٧,٥ درجة.. وهكذا نجد أن كل ١/٢ درجة فرق فى المجموع يشترك فيه أكثر من الف طالب وطالبة. وهذا يجعل مهمة الاختيار للرغبات لطلاب الأدبى صعبة بعد الشىء.. اذ لابد من مراعاة حجم الطلاب المشتركين فى المجموع الواحد من واقع التجمع التكرارى للمجاميع والأماكن الخالية بكل كلية من كليات القسم الأدبى.

استمرار ارتفاع الحد الأدنى

كما صرح الدكتور سمير شاهين مدير مركز الحاسب العلمى والمسئول عن توزيع الطلاب على الكليات والمعاهد لجميع الشهادات.. انه على الطلاب عند كتابة الرغبات ان يعلموا ان ارتفاع الحد الادنى لدرجات القبول لطلاب القسم العلمى- العلوم والرياضيات بالمرحلة الاولى كما جاء امس فى نتيجة التنسيق.. ان ارتفاع الحد الادنى مستمر فى القبول بكليات المرحلة الثانية.. وعلى هذا الاساس يتم اختيار الكليات مع مراعاة هذا الاعتبار. وصرح على شبل وكيل اول وزارة التعليم العالى والمشرف العام على التنسيق ان الاماكن الخالية بالجامعات وعددها ١٢٨٥٤٠ مكانا خاليا موزعة على الجامعات والكليات بين العلمى والأدبى كالاتى:-

● جامعة القاهرة بها ١٨٧٩٧ منها ٦٤٩٢ علمى ١٢٣٠٥ أماكن للأدبى

كلية التخطيط العمرانى علمى ٥٩، كلية العلوم علمى ٦، كلية العلوم (رياضة) علمى ٢٤٣، كلية الزراعة علمى ٤٤٢، كلية التمريض علمى ٢٤٢، كلية التجارة علمى ٩٥٤، التجارة انتساب موجه علمى- ٧٣٥ ادبى ١٢٧٨، الآداب علمى ١٥٧، الآداب انتساب موجه علمى ٤٥٢- ادبى ١١٩٦، الحقوق علمى ٨٦- ادبى ١٩٣٩، الحقوق انتساب موجه علمى ٥١٧- ادبى ١٥٢٣، دار العلوم علمى ٦٩- ادبى ١١٦٧، فنى تمريض علمى ٤٥، فنى تمريض اورام علمى ٢٥، فنى تمريض مبارك كول علمى ٢٣، رياض اطفال الدقى علمى ٢١٧- ادبى ١٨٧، نوعية فنية الدقى علمى ٣٣، ادبى ٧٨، نوعية موسيقية الدقى علمى ٢٠، ادبى ٤٥، نوعية الدقى علمى ٢١، ادبى ٦٣، علوم بنى سويف علمى ٤٤، علوم رياضة بنى سويف علمى ٦٥، تجارة بنى سويف علمى ٢٩١، تجارة انتساب بنى سويف علمى ٢٠٤- ادبى ٥٠٤، تربية بنى سويف علمى ٣٠، تربية رياضية بنى سويف علمى ٤٩، تربية أساسى بنى سويف علمى ٨٥، أداب بنى سويف ٤٥- ادبى ٨٧، أداب انتساب بنى سويف علمى ١٤٤، ادبى ٤٢٦، حقوق بنى سويف علمى ٢٤- ادبى ٦٥٧، حقوق انتساب بنى سويف علمى ١٩٣- ادبى ٥٧٠، فنى تمريض بنى سويف علمى ٢٥، تربية طفولة بنى سويف علمى ٣٦، سياحة وفنادق الفيوم علمى ٧١- ادبى ٣٠٥، علوم الفيوم علمى ٤٩، علوم رياضة الفيوم علمى ٥٣، زراعة الفيوم ١٢٤، التربية الفيوم علمى ٩٩، التربية رياضية الفيوم علمى ٥٠، تربية اساسى الفيوم ٦٠- أدبى ١٨٨، دار علوم الفيوم علمى ٤٢- ادبى ٩٠٣، خدمة اجتماعية الفيوم علمى ١٠٠- ادبى ٥٩٥، خدمة اجتماعية انتساب الفيوم علمى ١٤٦- ادبى ٤٣٣، فنى تمريض الفيوم علمى ٢٥، نوعية فنية الفيوم علمى ٢٣ - ادبى ٩٣، نوعية الفيوم علمى ٦٩- أدبى ٦٨

اعداد :

د. كريمة عبد الرازق

● جامعة الإسكندرية بها ١١٧٨٤ مكانا منها ٤٩٥٧ علمى وأدبى ٦٨٢٧ مكانا

سياحة وفنادق علمى ١٠٠ - ادبى ٢٣٨، علوم رياضة علمى ٢٥٩، زراعة علمى ٣٤٩، زراعة شعبة هندسة زراعية علمى ٧٧، زراعة سابا باشا علمى ٩٧، كلية التمريض علمى ١٩٥، فنى تمريض علمى ٢٥، التجارة علمى ٦١٢، التجارة انتساب علمى ٤٧١- ادبى ٨٧٦، التربية علمى ١٢٥، التربية رياضية علمى ٩٩، التربية اساسى علمى ١٧١- ادبى ٩٥، الآداب علمى ١١٤، الآداب انتساب علمى ٣٧٢- ادبى ١٠٦٥، الحقوق علمى ٧٦- أدبى ١٧٣٥، الحقوق انتساب علمى ٤١٧- ادبى ١٢٣١، فنون جميلة فنون علمى ٥٢، رياضية بنين إبى قير (إسكندرية) علمى ١٦٤- ادبى ٣٦٠، رياضية بنات فلمنج (إسكندرية) علمى ٦٠ - ادبى ١٢٤، رياض الاطفال علمى ١٥٥- ادبى ١١٦، نوعية فنية علمى ٢٤ - ادبى ١٠٩، نوعية موسيقية علمى ١٢ - ادبى ٤٠ نوعية الإسكندرية علمى ٥٣، زراعة دمنهور علمى ١٥٥، تجارة دمنهور علمى ٢٣٢، تجارة انتساب دمنهور علمى ١٢٢- ادبى ٢٩٣، تربية رياضية دمنهور علمى ٧٦، تربية اساسى دمنهور علمى ١٥، اداب دمنهور علمى ٣٨، اداب انتساب دمنهور علمى ١٣٥- ادبى ٣٦٩، تربية طفولة دمنهور علمى ٦٥، تربية اساسى مرسى مطروح علمى ٤٠- ادبى ١٧٦

● جامعة عين شمس بها: ١٤٢١٦ مكانا منها للعلمى ٥٥١٩ وللادبى ٨٦٩٧ مكانا

علوم علمى ١٠٠، علوم رياضة علمى ٢٨٥، زراعة علمى ٣٦١، كلية التمريض علمى ٢٥٠، فنى تمريض علمى ٣٠، التجارة ٨٥١، التجارة انتساب علمى ٨٨٥- ادبى ١٨٩١، التربية علمى ١٧٥، التربية رياضة علمى ٢٤١، التربية اساسى علمى ١٣٥ - ادبى ٢٢٤، اداب علمى ١٢٧، اداب انتساب علمى ٥٢٧- ادبى ١٣٣٥، حقوق علمى ١٠٢- ادبى ٢١٠٣، حقوق انتساب علمى ٥٢٦- ادبى ١٥٥١، بنات آداب علمى ١٤٢- ادبى ٢٨٠، بنات تربية علمى ١٢٦، بنات تربية رياضية علمى ٧٩، بنات اساسى علمى ٥٨، بنات طفولة علمى ٤٦، بنات علوم علمى ٢١٣، بنات علوم رياضة علمى ٩٥، بنات اقتصاد منزلى علمى ٤٠، فنى تمريض تخصص عين شمس علمى ٣٠، نوعية فنية عباسية علمى ١١ - ادبى ٥١، نوعية موسيقية عباسية علمى ٩ - ادبى ٤٣، نوعية عباسية علمى ٧٥- ادبى ١٤٦، بنات آداب انتساب موجه أدبى ١٠٧٣





د. مفيد شهاب

● جامعة اسيوط وبها ٨٨٠١[illegible] ٢٣٩٨ مكانا وللادبى ٦٠٢٩ مكانا

الهندسة علمى ٢٠٧، حاسبات [illegible] علمى ١٠٣، علوم علمى ٢٣٩، علوم [illegible] علمى ٢٨٤، زراعة علمى ٩٦، كلية [illegible] علمى ٢٤٨، فنى تمريض علمى ٢٠[illegible] علمى ٣٤- ادبى ٥٢، الآداب انتساب [illegible] ١٠٧- ادبى ٣١٣، التجارة علمى ١٢٩[illegible] ٣١٦، التجارة انتساب علمى ٢٩٧[illegible] ٨٣٥، التربية علمى ٩٧، التربية [illegible] علمى ١١٧، التربية اساسى علمى [illegible] ٥٥، التربية طفولة علمى ٢٦ - ادبى [illegible] تربية الوادى الجديد علمى ٣٣- ادبى [illegible] التربية رياضية الوادى الجديد علمى [illegible] التربية أساسى الوادى الجديد علمى [illegible] ادبى ١٩٤، التربية الوادى الجديد [illegible] علمى ١٣- ادبى ٤٦، الحقوق علمى [illegible] ادبى ١٥٣٢، الحقوق انتساب علمى [illegible] ادبى ١١٦٦، رياضية بنين علمى ١١٠- ادبى ٢٤٧، رياضية بنات علمى ٣٠ - ادبى [illegible] خدمة اجتماعية علمى ٩٢- ا[illegible] خدمة اجتماعية انتساب علمى [illegible] ٣٣٢، نوعية فنية علمى ٣٦- ادبى ١٥٢، نوعية موسيقية علمى ٩- ادبى ٣٧، نوعية اسيوط علمى ٥٨

● جامعة جنوب الوادى وبها ٨٨١٥ مكانا، للعلمى ٣٨٤٢ وللادبى ٥٠٠٣ اماكن

هندسة أسوان علمى ٦٢- اداب اسوان علمى ١٨- ادبى ٧٣، اداب انتساب اسوان علمى ٢٨- ادبى ٨٤، خدمة اجتماعية اسوان علمى ٩٤- ادبى ٤٧١، خدمة اجتماعية انتساب أسوان علمى ١٣٣- ادبى ٣٩٨، علوم اسوان علمى ١٠٠، علوم رياضة اسوان علمى ٥٨، التربية اسوان علمى ٨٧، التربية رياضة أسوان علمى ٧٣- تربية اساسى أسوان ٨٣ علمى- ادبى ٧، تربية طفولة اسوان علمى ٤٤- ادبى ٥٧، علوم سوهاج علمى ٩٣، علوم رياضة سوهاج علمى ٨٨، زراعة سوهاج علمى ١٠٠، تجارة سوهاج علمى ٢٤٠- ادبى ٢٤٩، تجارة انتساب سوهاج علمى ١١٥ - ادبى ٢٩١، التربية سوهاج علمى ٩٦- التربية رياضة سوهاج

البنك التجارى الدولى (مصر) ش.م.م

CIB

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى - رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى المركز الرئيسى ٢١/٢٣ شارع الجيزة، الجيزة، سجل تجارى رقم ٦٩٨٢٦ الجيزة

Al Akhbar Newspaper, 16 September, 2003

The Board of Directors of the Commercial International, Egypt has decided during its session held on 14 September 2003 to increase the Issued and Paid-up Capital of the Bank from LE650,000,000 to become LE1,300 million by transferring an amount of LE650,000,000 from the Bank Reserve, and issuing free shares against such increase. The announcement of the date of distributing the free shares shall be immediately after completing the legal procedures in relation to issuing and listing the shares of the increase, in the Cairo and Alexandria Stock Exchange.

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9 December 2003	No	Yes	Arabic	English

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بمقرها بمدينة نصر للنظر فى تقارير النشاط والتصديق على ميزانياتها وحساباتها الختامية عن الأعوام ٩٩/٢٠٠٠، ٢٠٠٠/٢٠٠١، ٢٠٠١/٢٠٠٢، ٢٠٠٢/٢٠٠٣ وعلى السادة أعضاء الجمعية العمومية بالحضور فى الموعد والمكان المحددين أعلاه.

الأمين العام	رئيس النقابة العامة
شعبان على مصطفى	**محمد نجيب مهنى**

PAID
08 OCT 2003

قرر مجلس إدارة

البنك التجارى الدولى (مصر)

فى جلسته المنعقدة بتاريخ ١٤ سبتمبر ٢٠٠٣

زيادة رأس مال البنك المصدر والمدفوع

من ٦٥٠ مليون جنيه مصرى

ليصبح ١٣٠٠ مليون جنيه مصرى

وذلك بتحويل مبلغ وقدره ٦٥٠ مليون جنيه مصرى من المال الاحتياطى للبنك واصدار اسهم مجانية بقيمة هذه الزيادة، هذا وسوف يتم الاعلان عن تاريخ توزيع الاسهم المجانية فور الانتهاء من الاجراءات القانونية للاصدار وقيد أسهم الزيادة ببورصتى الأوراق المالية بالقاهرة والاسكندرية

التقييم الاقتصادى لأشعة جاما فى رسالة دكتوراة



محمد حلمى

حصل الباحث محمد حلمى سليمان بمركز البحوث النووية بهيئة الطاقة الذرية على درجة الدكتوراة فى الاقتصاد الزراعى وموضوعها التقييم الاقتصادى لاستخدام اشعة جاما وبعض الاضافات الغذائية فى تحسين الاداء الانتاجى للدواجن. تكونت لجنة المناقشة من الدكتور حسن محمد عبدالغفور العباسى رئيسا ود.نجلاء محمد والى مشرفا وعضوية كل من محمد السيد راجح ود.ابراهيم عبدالمجيد خليل ود. عثمان محمد سلامة حسن.

خبير فى جراحة القلب والصدر بمستشفى القوات المسلحة بالإسكندرية

يستضيف مستشفى القوات المسلحة بالاسكندرية الدكتور راضى بيلاو استاذ جراحة القلب والصدر بانجلترا خلال الفترة من ٢١ سبتمبر الحالى وحتى الثالث من أكتوير القادم. ويستقبل المستشفى الحالات التى ترغب فى العرض على الخبير يومى الاحد والثلاثاء من كل اسبوع.

اليوم.. الصادق المهدى فى ندوة بنقابة الصحفيين

تنظم لجنة العلاقات العربية والخارجية بنقابة الصحفيين ندوة عن «العلاقات المصرية السودانية» يتحدث فيها الصادق المهدى رئيس الوزراء السودانى الأسبق والدكتور ميلاد حنا والكاتب الصحفى يوسف الشريف.. تقام الندوة بمقر النقابة فى تمام الثامنة مساء اليوم الثلاثاء ويديرها الزميل احمد طه النقر.

Uniting People
EGYPT 2010 BID
توحيد للشعوب
AKHBAR EL YOM
الداعم الرسمى لملف مصر لكأس العالم ٢٠١٠

لقسم الصحفى.

لإدمان وتعاطى المخدرات



د. نجوى الفوال

كر ابى قير بالاسكندرية
رة المجلس ورئيس مجلس
ن والتعاطى واللواء محيى
كافحة المخدرات والدكتور
ئيس قسم الطب النفسى
ل ان المجلس سيقوم بخطة
ن الفئات فى اطار تكليفات
ضرورة التوسع فى برامج

لعيون:

صر النظر
تية

تمر الدولى عن جراحات
ج قصر النظر بالموجات
لمانيا على البحر الأحمر
اه البيضاء والقرنية.
ساتذة فى الجامعات
لقوات المسلحة ومراكز
عات ألمانيا والبرتغال.
تاذ طب العيون بكلية
لجمعية الطبية. يقدم
المياه البيضاء بالموجات
ر النظر بطريقة الليزيك
، وورشة عمل للتدريب
التقنية العالية. سيقدم
العلمية الدكاترة: أميرة
ر.

٧ محافظات
اع الصحى

صيب عادل من الرعاية
ية والارتفاع بمستوى
ة.
ر حققت تقدما ملموسا
شلل الأطفال حيث لم
ت مؤكدة خلال عام
أ إلى أن الوزارة تنفذ
ة للقضاء على شلل
عاية السيدة سوزان
يوم وتستمر ٣ أيام
حافظات هى القاهرة
يوبية والشرقية
يوط والمنيا.
ملة تستهدف تطعيم
من سن يوم وحتى ٥
مراكز رعاية الأمومة
فيات العامة والمراكز
ية والريفية ووحدات
ة إلى الفرق الطبية
ل الحملة لتجوب
طفال الذين يصعب
وحدات التطعيم.

في اجتـمـاع مجلس المحافظين: السبت القادم بدء العام الدراسي و٢٦ سبتمبر المؤتمر العا[م]

تيسيرات في اشتراكات المواصلات وتسكين الطلاب وتوزيع مناهج الا[...]

قرر مجلس المحافظين في اجتماعه امس برئاسة الدكتور عاطف عبيد رئيس الوزراء تحديد يوم ٢٠ سبتمبر الحالي لبدء العالم الدراسي على مستوى الجمهورية للتعليم العام والجامعي واعتباره يوما قوميا يحقق الانتماء الوطني.

صرح بذلك صفوت الشريف الامين العام للحزب الوطني وزير الاعلام وقال: إن د. مفيد شهاب وزير التعليم العالي استعرض في تقريره ما قامت به الجامعات والمعاهد من استكمال المنشآت التعليمية وكافة الاجراءات الخاصة بالمدن الجامعية واعدادها لاستقبال الطلاب الجدد بشكل واسع.

وأكد ان وزير التعليم العالي اشار الى بدء وانتظام اعضاء هيئة التدريس منذ أكثر من اسبوع للاعداد للعام الجامعي.

واشار الى توفير الاحتياجات الطلابية واستخراج اشتراكات المواصلات بالتعاون مع هيئة النقل العام بالقاهرة.

وأكد المجلس اهمية التوسع في الانشطة التعليمية وتكامل الخدمات الصحية والرقابة على الأسعار. لأهمية توفير خطوط مواصلات إضافية لتلبية الاحتياجات الخاصة بتنقلات الطلبة حيث يبلغ الطلاب ٢ مليون في مؤسسات التعليم العالي. وقال الشريف ان د. حسين كامل بهاء الدين وزير التربية والتعليم أكد انه تم الانتهاء من انشاء وتأسيس واعداد ١٣٥٠ مدرسة جديدة كاملة المرافق تدخل الخدمة هذا العام وفي جميع المراحل التعليمية وتطوير وتحديث ٥٠ مدرسة فنية مع ربطها بالمراكز الانتاجية على غرار «مبارك كول». واشار الى انه تم الانتهاء من طبع كافة الكتب وتوزيعها على جميع المدارس لتسليمها للطلاب وانتهى من مراجعة وتوزيع مناهج المرحلة الابتدائية وتوزيعها على ٦ سنوات.

وقال ان اللواء حبيب العادلي وزير الداخلية عرض تقريرا حول الاوضاع الداخلية والاستقرار القومي والجهد الذي تقوم به اجهزة الامن في تحقيق الامن والاستقرار والمتابعة اليقظة لاي خروج على الشرعية في اطار الدستور والقانون واحترام الحقوق السياسية المشروعة للمواطنين.



د. عاطف عبيد خلال اجتماع مجلس المحافظين الذي تناول عددا من الموضوعات التي تهم المواط[نين]

مؤتمر الحزب

وقال الشريف ان الامين العام للحزب عرض تقريرا اشار فيه الى ان المؤتمر السنوي الاول للحزب يعقد في اطار الفكر الجديد ويؤكد اهمية تحقيق التوازن الكامل في كل اوراق العمل بين الحقوق والواجبات. كما اشار الى ان المؤتمر

بناء ١٣٥٠ مدرسة جديدة وانشاء واصلاح ٧٥٦ سور مدرسة

استعرض الدكتور حسين كامل بهاء الدين وزير التربية والتعليم الخطة التي نفذتها الهيئة العامة للأبنية التعليمية خلال الإجازة الصيفية في اطار الاستعدادات للعام الدراسي الذي يبدأ السبت القادم. تضمنت الخطة التي أعدها سمير يوسف مدير الهيئة أنه تم بناء ١٣٥٠ مدرسة جديدة وتزويدها بالأثاث وأجهزة الكمبيوتر.. كما تم انشاء واحلال ٧٥٦ سورا للمدارس.. واجراء أعمال الصيانة والترميم لعدد ٢٤٠٤ مدارس بالإضافة إلى تطوير ١١٥٢ دورة مياه بالمدارس بتكلفة بلغت مائة مليون جنيه. وقال: أن هناك تعاونا بين هيئة الأبنية وبين الإدارات التعليمية لتنفيذ أعمال الصيانة البسيطة من خلال جماعات النشاط المدرسي والعمالة المدربة باشراف مدرس النشاط. كما تم الاتفاق على تشكيل مجموعات للصيانة بالإدارات التعليمية وتدريبهم عمليا بفروع الهيئة وتشمل الأعمال الفنية والسباكة والنجارة واصلاح الكهرباء والدهانات.. وتم تزويدهم بالمعدات الضرورية.. واشار إلى وجود اتصال فوري ومباشر بين اجهزة وافرع هيئة الأبنية والإدارات التعليمية لمواجهة أية حالات طارئة.. وأكد أنه بناء على توجهات الدكتور حسين كامل بهاء الدين لن يتم اجراء أية ترميمات أو اصلاحات بعد بدء العام الدراسي.

عميد أكاديمية «أخبار اليوم»:

إيقاف التحويل لقسم الصحافة لزيادة المقبولين

كتبت د. كريمة عبدالرازق:

تبدأ الدراسة باكاديمية اخبار اليوم بمدينة ٦ اكتوبر السبت القادم ٢٠ سبتمبر الحالي وصرح الدكتور احمد زكي بدر عميد الاكاديمية انه تم وضع الجدول لبدء الدراسة على خمس مراحل بالنسبة للاقسام والفرق الدراسية بها.

تبدأ الدراسة بالفرقة الدراسية الثالثة ميكانيكا والفرقة الرابعة [...]



د. أحمد زكي بدر

ويوم الاحد ٢٨ سبتمبر: تبدأ الدراسة للفرقة الاولى علوم الادارة «انجليزي» والاثنين ٢٩ سبتمبر تبدأ الدراسة للفرقة الدراسية الاولى علوم الحاسب. والفرقة الدراسية الاولى صحافة.

واوضح العميد ان الدراسة لفرق قسم الصحافة وقسم علوم الادارة بالمبنى القديم للاكاديمية اما جميع الفرق الدراسية لاقسام الهندسة وقسم علوم الحاسب بالمبنى الجديد للاكاديمية الواقع

رابطة المرأة العربية تشيد بجهود سوزان مبارك

الإسكندرية - سهير منسي:

أشادت رابطة المرأة العربية برئاسة الدكتورة هدى بدران رئيسة الرابطة بالجهود التي تبذلها السيدة سوزان مبارك قرينة رئيس الجمهورية لدعم قضايا المرأة المصرية ودعم الجهود التطوعية والعمل الاجتماعي.

جاء ذلك في الجلسة الافتتاحية لورشة العمل التي نظمتها الرابطة لمناقشة قضايا المرأة المصرية.

دعوة شيخ الازهر لزيارة الفاتيكان

اعلن سفير الفاتيكان بالقاهرة ان هناك دعوة شخصية من قداسة البابا يوحنا بولس الثاني بابا الفاتيكان لفضيلة شيخ الأزهر لزيارة قصر البابوية في روما للمشاركة في الاحتفال بمرور ٢٥ عاما على تولي قداسته مقاليد الكرسي في الفاتيكان.

تنسيق بين الازهر والفاتيكان حول موضوع الاستنساخ

بحث فضيلة الامام الاكبر الدكتور محمد سيد طنطاوي شيخ الازهر الشريف امس تنسيق وجهات النظر بين الازهر والفاتيكان فيما يتعلق بالدفاع عن حياة الناس وموضوع الاستنساخ البشري بكل اشكاله وذلك قبل عرض هذين الموضوعين على هيئة الامم المتحدة قريبا. جاء ذلك خلال استقبال شيخ الازهر للدكتور ماركو دينوروجي سفير الكرسي الرسولي «الفاتيكان» بالقاهرة.

نتيجة تنسيق الثانوية الأجنبية: قبول ١٦٩٤ مصريا بالجامعات

اعتمد امس الدكتور مفيد شهاب وزير التعليم العالي والبحث العلمي نتيجة تنسيق القبول بالجامعات والمعاهد للطلاب المصريين الحاصلين على الثانوية المعادلة الأجنبية. وصرح على شبل وكيل اول وزارة التعليم العالي والمشرف العام على التنسيق بانه تقدم للتنسيق من حملة هذه الشهادات ١٦٩٤ طالبا وطالبة. وقد تم قبول جميع المتقدمين وتوزيعهم على الكليات الجامعية والمعاهد العالية طبقا لمجموع درجاتهم وترتيب رغباتهم وفي حدود النسبة المقررة والتي تصل إلى ٥٪ من اجمالي المقرر قبولهم من الحاصلين على الثانوية العامة المصرية هذا العام. وفق قرار المجلس الأعلى للجامعات.

٩ وكلاء ورؤساء أقسام جدد بجامعة القاهرة

حلمي والشر[...]

كتبت رجاء[...]

تقييم نقابة[...] الصحفي الذي[...] بحضور د. م[...] وصفوت الشر[...] الصحفيين العر[...] وصرح جلا[...] مقررا اقامته [...] وتأجل نظرا لظر[...] الاحتفال تكري[...] ومكرم محمد أ[...] الصحفيين من[...] الصحافة. تشم[...] ارفع جوائز الن[...] عبارة عن هرم[...] تسليم درع الر[...] المرحوم صلاح[...] مسابقتي الج[...] ٤١ صحفيا فا[...] جنيه. ويحص[...] آلاف جنيه وال[...] العشرة لمسا[...] بالجوائز الأر[...] الانفراد الص[...] في الكتابة الـ[...] آلاف جنيه.

كما سـ[...] الصحفيين الـ[...] ومن المقـ[...]

ملـــة

لحزب الوطنى
ئية على ٦ سنوات



«تصوير: محمدسعيد»

.ا يوم ٢٦ سبتمبر وينتهى يوم ٢٨ ر والى الفاعليات التي ستعقد على ، المؤتمر الى جانب الشباب لغير ب. وان الرئيس مبارك اقر اولويات العمل الجديدة والتى تمثل رؤية فى الحفاظ على الاراضى الزراعية العمرانى. واشار ايضا الى ورقة ة والديمقراطية التى تشير الى ـدم فى الاصلاح السياسى تماعى. كما اشار الى اللجان ا ٥ لجان ستعقد جميعها لمناقشة وراق العمل وتمت مراجعتها واقرت حزب والحكومة.

، غدا الاحتفال بيوم الصحفى

ن غدا «الاربعاء» احتفالها بيوم ـة الاحتفالات الكبرى بمقر النقابة ـال حلمى رئيس مجلس الشورى ـعلام وابراهيم نافع رئيس اتحاد ـحفيين فى الدورة الماضية.
، الصحفيين بان هذا الاحتفال كان الماضى الذى يوافق يوم الصحفى، لانتخابات، وقد أضيف إلى مراسم ـابقين كامل زهيرى وابراهيم نافع لما قدموه للنقابة وللمهنة وجموع ـرفانا بدورهم فى الدفاع عن حرية ـتفال تسليم الجائزة التقديرية وهى ، الكاتب الكبير سعيد سنبل وهى ع من الذهب الخالص. كما تشمل ـسن محمد وجميل عارف واسم يتم خلال الاحتفال تسليم جوائز والتفوق الصحفى لعام ٢٠٠٢ إلى التى بلغ اجمالى قيمتها ١٤ على ٥ آلاف جنيه والثانى لاف جنيه فى كل فرع من الافرع لصحفى بينما يحصل كل فائز ـى جوائز احسان عبدالقدوس فى ـاء الدين فى العمود وأحمد رجب ، غنيم فى القصة الانسانية على ٥

ـادات التكريم إلى أسر الزملاء عام ٢٠٠٢/٢٠٠٢.

الأخبار

عنوان الأخبار على الانترنت : www.elakhbar.org
www.elakhbar.org.uk

مكاتب الاسكندرية :
التحرير: ٣٥ شارع صفية زغلول
تليفون : ٤٨٧٠٠٠٠ /٤٨٣٠٠٠٩/ ٤٨٧١٩٦٩ فاكس : ٤٨٦٣٨٨٠
الاعلانات: ٧٣ طريق الحرية «فؤاد سابقا» عمارة برج الدلتا
تليفون: ٤٩٦٩٨٧٣ / ٤٩٦٩٨٧٥ / ٤٩٦٩٨٧٧ / ٤٩٦٩٩٣٣ فاكس: ٤٩٦٩٦٥٠
التوزيع: ٨ شارع النبى دنيال تليفون: ٣٩٣٥٣٥٧ / ٣٩١٢١١١
إشتراكات «أخبار اليوم» و«الأخبار»
٢٨٠ جنيها سنويا - ١٤٠ جنيها نصف سنوى - ٧٠ جنيها ثلاثة شهور
الإشتراكات الخارجية يستعلم عنها
من إدارة الإشتراكات تليفاكس: ٥٧٨٢٧٠٦

أخبار المجتمع

خطبة اليوم



● تم بحمد الله خطبة الآنسة مروة طلحة احمد محمد إلى المهندس كريم احمد جمال.

يتقدم الاستاذ
هيثم سعيد عبدالخالق
المحاسب بالمحكمة الدستورية العليا
بخالص الشكر والتقدير للاستاذ الدكتور
طارق مصطفى الهنيدى
على جهوده الفائقة ورعايته لزوجته طوال فترة حملها والى ان وضعت مولودها الأول/إسلام هيثم سعيد

تقبل الاعلانات
المجتمع - الوفيات - المبوبة
لصحف دار اخبار اليوم
بالبدارى لدى
الوكيل المعتمد
ناصر المسوكر
ت ٦٠٠٤٤٥ - ٦٠١٨٤٣ -

عروس اليوم



● تم زفاف الآنسة ياسمين محمد زكى إلى محمد مصطفى كامل

شكر وتقدير

هيئة قضايا الدولة ببنها المستشارون نواب الرئيس والمستشارون والعاملون يشكرون معالى المستشار حسام عبدالعظيم رئيس الهيئة والمستشارون نواب الرئيس وأعضاء المجلس الأعلى على القرار الحكيم بإستمرار رئاسة المستشار / صلاح خورشيد لفرع بنها

نقابة
الأطباء البيطريين

تعلن عن تنظيم رحلتى العمرة خلال شهر شعبان المكرم والعشرة الأخيرة من رمضان المعظم التفاصيل بالنقابة العامة والنقابات الفرعية

السكرتير العام
أ.د. مصطفى عبدالعزيز محمد

مواقيت الصلاة

المواقيت	القاهرة	اسكندرية
فجر	٥,١٢	٥,١٦
شروق	٦,٤٠	٦,٤٤
ظهر	١٢,٥٠	١٢,٥٥
عصر	٤,٢٠	٤,٢٥
مغرب	٧,٠٠	٧,٠٥
عشاء	٨,١٨	٨,٢٤

الجو اليوم

مائل للحرارة رطب نهارا

طقس معتدل الحرارة علي السواحل الشمالية مائل للحرارة رطب على الوجه البحرى والقاهرة حتى مصر الوسطى حار على مصر العليا نهارا لطيف ليلا علي كافة الانحاء وتقل الرؤية فى الشبورة المائية صباحا علي محافظات الوجه البحري و لقاهرة كما تظهر السحب المنخفضة والمتوسطة على شمال البلاد والرياح اغلبها شمالية شرقية خفيفة الى معتدلة.

درجات الحرارة

المدينة	العظمى	الصغرى
القاهرة	٣٣	٢٢
الاسكندرية	٣٠	٢٠
مطروح	٣٠	٢١
بورسعيد	٢٩	٢٤
الاسماعيلية	٣٣	٢٠
السويس	٣٣	٢٣
العريش	٣١	١٨
نخل	٣١	١٤
طابا	٣٢	١٧
الطور	٣١	٢٦
الغردقة	٣٤	٢٥
شرم الشيخ	٣٥	٢٥
رفح	٣١	١٨
سانت كاترين	٣٣	١٦
سيوه	٣٨	١٦
المنيا	٣٤	٢٠
الفيوم	٣٣	٢٣
راس سدر	٣٣	٢٢
اسيوط	٣٤	٢٢
سوهاج	٣٦	٢٣
الاقصر	٤٠	٢٤
اسوان	٤٠	٢٧
الوادى	٣٩	٢٥
حلايب وشلاتين	٣٧	٢٦
طنطا	٣٢	٢٢
قنا	٣٩	٢٤
نويبع	٣٣	٢٥

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

El Ahram El Reaady, 10 October, 2003

Commercial International Bank (Egypt) S.A.E

The Bank announces for the owners of the bonds of the Commercial International Bank (Egypt), (Second Issue) at the value of LE300,000,000 at the rate of LE1,000 per bond, by virtue of the approval of the General Capital Market No. 284 on 1 April 1999. The full payment of the value of the Issue shall be before the final due date specified on May 2004, in addition to the payment of Coupon No. 9 at the value of LE51.11 per bond at the rate of 10.25% per annum. The payment shall be as of Thursday 13 November 2003 until the end of the session held on 9 November 2003 through Misr Company for Clearing, Settlement and Central Keeping, from the following payment outlets:

Commercial International Bank:

(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)

Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)

Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)

Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)

Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)

Arab Bank: (Cairo branch)

Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)

Misr International Bank: (El Alfy & Alexandria branches)

El Watany Egyptian Bank: (El Mohandseen branch)

Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' Omarat branches)

National Bank for Development: (El Bourse, Helwan and Shoubra branches)

Banque Misr: (Principal, El Minia and Souhag branches)

National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)

Suez Canal Bank: (Cairo branch located at Bab El Louk)

Egyptian American Bank: (Shooting Club & Sporting Club) for members only.

NB. Kindly bring the original of the payment documents to be sighted and a copy thereof for submission.

This is a Translation of a Photocopy

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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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الدافع أصلا لإقامة هذه البطولة والتفكير فيها والحرص على أن تخرج للناس والعالم بهذا الشكل الأنيق والمؤثر.. ولعل أجمل ما في هذه البطولة.. أو الذى سيبقى منها بعدما انتهت مبارياتها وغادر ضيوفها مصر عائدين إلى بلدانهم البعيدة.. هو هذه الروح التى سادت العمل فى هذه البطولة وكيف بدا المصريون فوق هضبة الأهرامات وكأنهم سرة واحدة تناسى أفرادها أية حساسيات و خلافات فى الرؤى والمواقف ووجهات لنظر بعدما ادركوا أنهم أمام تحد لابد وأن كسبوه.. وقد كسبوه بالفعل.. وبات من لضرورى أن ينال كل من عمل فى هذه بطولة ما يستحقه من شكر وتقدير جماعى لأن مصر نفسها ومصر كلها كانت هى رابح الحقيقى فى هذه البطولة.. ومن أجل تربح مصر وتلقى ما تستحقه من تقدير اهتمام عالمى.. كان هناك العامل الذى ضى أياما طويلة فوق هضبة الهرم تحت مس حارة حارقة سواء ليبنى ملعبا أو رجات أو ليمهد طريقا أو يمد كابلات إنارة يقف ليحرس المكان.. كان هذا قبل أن تبدأ بطولة بالفعل.. أيام كثيرة قضاها عمال ؤسسة الأهرام ومهندسوها بقيادة أحمد جازى ويسرى عواد ورزق علام.. وعمال مهندسو مصانع الدكتور جريش بقيادة سيدة الرائعة منى جريش والذين صمموا وا هذا الملعب الزجاجى الرائع على شكل بيد فرعونى.. وفور الانتهاء من تركيب عب وبناء المدرجات.. حتى بدأت الجهود جبارة التى قام بها عمال ومهندسو سئولو محافظة الجيزة.. وكان ما قام به لاء بالفعل معزوفة مصرية رائعة بداية من ستشار محمود أبو الليل محافظ الجيزة لواء محمد إبراهيم مساعد أول وزير اخلية ومدير أمن الجيزة بتوجيه واهتمام خصى من اللواء حبيب العادلى وزير خلية.. وقاد اللواء محمد إبراهيم رجاله باطه وجنوده فى مختلف التخصصات كل أكثر من رائع وكان نجاحهم شهادة بة على صدر الأمن المصرى.

كان هناك أيضا اللواء أحمد جمال تشار محافظ الجيزة للمتابعة الميدانية.. نس عبدالله عبد الرحمن علم الدين وكيل ة النقل ومدير إدارة الطرق بالجيزة.. واء محمد صدقى رئيس حى الهرم نس حسين السيد رئيس هيئة نظافة زة.. وعقب انتهاء العمل فى اعداد موقع ولة والطريق الصاعد اليه فوق هضبة امات.. جاء دور عمال ومهندسى إيميكو ساحة بقيادة المهندس عصام أبو ريه ن ساعدوا وقدموا كل امكاناتهم لإضاءة ع البطولة بهذا الشكل الرائع الذى رآه يع

ين بدأت البطولة.. بدأ معها جهد وعطاء ين حتى تكتمل الصورة وتصل رسالة

ومدير مبيعاته محمد عبدالله الذى نال اعجاب واحترام الجميع.. وأيضا كيميدان للسياحة بقيادة محسن أبو الخير والذى ثبت أن شهادة التقدير التى حصلت عليها الشركة من الفيفا عام ١٩٩٧ لم تكن مجرد مصادفة.. وكان هناك أيضا رعاة البطولة والذين قدموا الدعم المادى لتخرج وتنتهى بهذا الشكل وهذه الصورة مثل دومتى بقيادة عمر النماطى.. وأيضا كوكاكولا وسيراميكا الأمير وسايبس لينك دوت نت.. وجوائز البطولة بالطبع وبروع التقدير الخاصة التى قام بتصميمها وتنفيذها فنان كبير هو اديب ميخائيل.

ياسر أيوب ■

مد فتحى سرور

موية الدكتور أحمد فتحى سرور فى على جدران النادى فى الوقت الذى تدار ونجاح وفد مصر لتقديم الملف اللواء عبد الرءوف صالح المستشار ر أحمد فتحى سرور على مانشرته وزير الإنتاج الحربى الأسبق كان قد ى لم يباشرها نهائيا بل ولم يدخل إقامته إضافة إلى أنه عضو بنادى

مرة أخرى اعتزازنا كمصريين به ا لوفد تسليم ملف بلادنا وبشهادة دكتور سرور وثقافته وحضوره.. ى الزهور لم يكن لائقا وأتفهم أنه بار مسئولين عن الزهور الآن وهما كنت أعتب عليهما أنهما منحا الثقة سبوع الماضى فأنا أكذب التكذيب أسوار النادى وتتضمن قرار شطب لسنوية ومن ضمنهم اسم الدكتور


الحج مع مينيرفا للسياحة وانتركونتننتال
التقوى والتوحيد
هناجر خيام مجهزة مفروشة بأحدث الصالونات
أمام الجمرات - حمامات خاصة
بمصاحبة كبار علماء الأزهر الشريف
بسعر خاص لحج السنة
فرصة أخيرة:
لعمرة العشرة الأخيرة من رمضان
لمدة محدودة من تاريخ الإعلان
بصحبة الحاجة/شيرين فتحي
للحجز: ت: ٧٦٠٨١٥٧ / ٧٦١٨١٠٥ - ٠١٢/٧٩٧٠٦٧٥ - ٠١٠/٥٤٧٢٩٣٥

يعلن

CIB

البنك التجارى الدولى (مصر) ش.م.م

للسادة حاملى سندات البنك (الإصدار الثانى)

والتى تم إصدارها بمبلغ ٣٠٠ مليون جنيه مصرى بواقع ١٠٠٠ جنيه مصرى للسند الواحد بناء على موافقة الهيئة العامة لسوق المال رقم ٢٨٤ بتاريخ ١٩٩٩/٤/١ أنه قد تقرر سداد كامل قيمة الإصدار قبل تاريخ الاستحقاق النهائى والمحدد له مايو ٢٠٠٤ بالإضافة إلى صرف عائد الكوبون رقم (٩) بقيمة ٥١,١١ جنيه مصرى نقدا لكل سند بسعر عائد قدره ١٠,٢٥٪ سنويا حيث سيتم الصرف اعتبارا من يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩

عن طريق شركة مصر للمقاصة والتسوية والحفظ المركزى من منافذ الصرف التالية :-

البنك التجارى الدولى: (فرع الجيزة - هدى شعراوى - الصيد - النصر - بورسعيد - الإسكندرية - المنصورة - طنطا)
بنك مصر إيران للتنمية: (فرع مدينة نصر - عباس العقاد)
بنك العمال المصرى: (فرع مصر الجديدة .. خلف قسم النزهة)
بنك مصر رومانيا: (فرع المهندسين .. ميدان لبنان)
بنك الدلتا الدولى: (فرع الهرم - السويس - فرع المنيا - الميرغنى)
البنك العربى: (فرع القاهرة)
بنك الإسكندرية التجارى والبحرى: (فرع سعد زغلول)
بنك مصر الدولى: (فرع الألفى - الإسكندرية)
البنك الوطنى المصرى: (فرع المهندسين)
بنك مصر اكستريور: (المهندسين - كايروبلازا - السبع عمارات)
البنك الوطنى للتنمية: (فرع البورصة - حلوان - شبرا)
بنك مصر: (الفرع الرئيسى - المنيا - سوهاج)
البنك الأهلى المصرى: (الفرع الرئيسى - ثروت - الإسكندرية - أبو العباس - الجيزة - الجولف - جامعة أسيوط - فرع الزقازيق)
بنك قناة السويس: (فرع القاهرة .. باب اللوق)
البنك المصرى الأمريكى: (فرع الصيد - فرع سبورتنج) لاعضاء النادى فقط

ملحوظة: نرجو إحضار أصل مستندات الصرف للاطلاع وصورة منها للتسليم

البنك التجارى الدولى (مصر) ش.م.م

CIB

رمز الثقة

لونديال .. وصورة جميلة للمصريين فى عيون العالم



.. وتقديرا للمستشار محمود أبوالليل محافظ الجيزة



.. وتقديرا للواء حرب الدهشورى رئيس اتحاد الكرة
[تصوير : هانى رضا]



..وتقديرا للأمن وجهوده يتسلمه اللواء محسن حفظى
نائب مدير أمن الجيزة لقطاع غرب



.. وتقديرا لجهود ونجاح اتحاد الاذاعة والتليفزيون
يتسلمه المهندس عادل بريقع رئيس الهندسة الاذاعية



لاهرام الرياضى
لة باسم مصر والاهرام

مصر من هذا المكان إلى العالم كله .. ولكن قبل العمل وقبل أن تكتمل الصورة .. كان هناك دعم وزارة الشباب حيث لم يكتف الدكتور على الدين هلال بدعم البطولة ورعايتها فقط وإنما نجح بذكاء بالغ فى استثمارها لصالح ملف مصر والمونديال تماما مثلما دعمها ورعاها ممدوح البلتاجى وزير السياحة الذى دعم هذه البطولة ونجح أيضا فى استثمارها سياحيا .. وكذلك فاروق حسنى وزير الثقافة ومعه زاهى حواس أستاذ وعاشق آثار مصر الأول .. وبعد أن اكتملت الصورة كان هناك الفريق الذى قام بنقلها للعالم .. فريق رائع عمل بتوجيهات صفوت الشريف وزير الاعلام وحسن حامد رئيس اتحاد الإذاعة والتليفزيون وقاده فى موقع البطولة المهندس عادل بريقع وفنان الديكور نبيل سليم الذى شارك فى إعداد مفاجأة الختام الرائعة

ومع كل هؤلاء كانت شركة مصر للطيران التى نقلت ضيوف البطولة ثم عادت بهم إلى

فرصة
للشركات والبنوك
للايجار
مبنى إدارى كامل شارع شهاب بالمهندسين
مكون من الآتى
١ - معرض ميزانين مساحة ٦٥٠ متر مربع
٢ - خمسة طوابق مساحة ١٥٠٠ متر مربع
للاتصال ٢١٥٥٩١٦ / ٠١٢ - ٣٠٣١٩٧٤

النجاح الحقيقى لبطولة مصر الدولية للكرة الخماسية

أربعة أصوات مؤيدة لملف


درع الأهرام تقديرا للدكتور على الدين هلال وزير الشباب يتسلمه من على غنيم نائب رئيس مجلس إدارة الأهرام


.. وتقديرا للدكتور حسن مصطفى رئيس الاتحادين المصرى والدولى لكرة اليد

إذا كان الحب فوق هضبة الهرم على رأى شيخنا وأديبنا نجيب محفوظ لابد أن ينتهى فى أقرب قسم للشرطة بتهمة هتك العرض والخروج على الآداب .. فإن اللعب فوق هضبة الهرم كما جرى فى بطولة مصر الدولية للكرة الخماسية يمكن أن يؤدى لأفكار وخطوات وطموحات جيدة وهائلة حول حق مصر وقدرتها فى استضافة مونديال ٢٠١٠

وعلى مدى خمس ليال تابع فيها مسئولو الكرة فى العالم هذه البطولة وكيف نجح المصريون فى اضفاء مزيد من الجاذبية على كرة القدم بعد انتقالها من ملاعبها إلى جوار أهرامات مصر .. وهو ما جعل مصر تكسب أصدقاء جدد لها وللفها الخاص بالمونديال .. لم يكونوا أى أصدقاء .. وإنما أصدقاء وسفراء تحتاجهم مصر فى مثل هذا الوقت تحديدا .. وبدون أية مبالغة على الإطلاق فأنا هنا أتحدث عن تيشيرا رئيس الاتحاد البرازيلى وجروندونا رئيس الاتحاد الأرجنتينى واليابانى أوجورا والبلجيكى ميشيل دوج .. كلهم أعضاء فى اللجنة التنفيذية للفيفا .. ولكل منهم صوت فى اختيار الدولة الفائزة بمونديال ٢٠١٠ .. وحتى الآن لم تكسب أو لم تضمن مصر


.. وجائزة خاصة لابراهيم حجازى بعد ما قام به من جهد وما قدمه من فكر لإ

التى جرى تغييرها .. ففى البداية كنت تحس أن هؤلاء يقولون لك أنهم مع الملف المصرى فقط لأنهم ضيوف عليك .. تشعر أنهم معك فقط من باب الذوق واللياقة .. ثم تغير احساسك وتغير ما يقولونه لك مع كل،

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للبيع أو للإيجار أو للمشاركة
مصنع جديد لإنتاج الأعلاف الحيوانية
بمنطقة صناعية ببنى سويف - يعمل بكامل طاقته
على مساحة ٦٠٠٠ متر٢ كامل بكافة التراخيص -
إعفاء ضريبى عشر سنوات
الاتصال: ٠١٠٦١٥١٨٦٤ - ٠١٢٢٢٣٤٠٩١ - ٠٨١٢١٥١٠

A LEADING COMPANY IN TOURISTIC & REAL ESTATE DEVELOPMENT

OUR CLIENT, a Leading Well Established Company its main activities being in the development of Real Estate, Tourism, Entertainment & Public Utilities, either as Owners, Partners or BOT developers. This Company is currently owner of a number of large successful projects, some of which are fully developed and completed, some are presently under study for development, with further potential projects under study and review. OUR CLIENT is seeking to recruit highly qualified calibers for the following Executive Level positions:

1) **General Manager,** the Top Managerial position reporting to the Chairman.
Candidate must have proven highly successful record & experience in running a company with same or similar activity.
Must possess substantial exp. and capabilities in financial aspects, project management and business development in same or similar field. Well familiar with the Real Estate & Tourism development industry in Egypt & the Government Bodies. Must possess strong interpersonal/Communication skills in English/Arabic. Must be of strong and highly respectable personality. Age not to exceed 55 yrs.

Al Alam Al Yom, Edition 6 January 2002

6

03 DEC 30 7:21

Commercial International Bank has joined the Automatic Teller Machine Network

By: Hossam Mounir

In the middle of this month after concluding its recent tests, the Commercial International Bank (CIB) joined the Automatic teller machine (ATM) Network. Eng. Mahmoud Al-Gamal, Technical Operations Manager of the Egyptian Banks Company for Technological Progress, stated that subsequent to the CIB joining the network, the number of banks that had actually joined the network and practiced their activities through it - after being joined by 92 automatic teller machines belonging to the CIB - amounted to 22 banks with 435 automatic teller machines.

On the other hand, Eng. Mahmoud Al-Gamal stated that it is expected that the CIB will join the network during this coming February, after finalizing installation of 10 automatic teller machines ready to join the network. Eng. Mahmoud Al-Gamal stated that the increase in the number of the banks that have joined the network and subsequently the increase in the automatic teller machines, is considered one of the most essential foundations of the infrastructure to support the banking sector in order to enhance the personal banking services, of which the payment of salaries through banks is the most important. This achieves many goals, the most significant of which is to keep such funds inside the banks, resulting in high liquidity for the banks and particularly because of the existence of large companies paying salaries which exceed millions of Pounds, that consequently incur high costs to transfer and insure such funds.

العالم اليوم ٦/١/٢٠٠٢

«التجارى الدولى» انضم لشبكة الصارفات الآلية

□ كتب - حسام منير

انضم البنك التجارى الدولى منتصف الشهر الجارى لشبكة الصارفات الالية بعد ان أنهى اختباراته الاخيرة. قال المهندس محمود الجمل مدير ادارة العمليات الفنية بشركة بنوك مصر للتقدم التكنولوجى: انه بانضمام «التجارى الدولى» يصل عدد البنوك المشتركة فعليا والتى تزاول عملها داخل الشبكة الى 22 بنكا بعدد صارفات آلية 435 صارفا بعد ضم 92 صارفا تابعا للتجارى الدولى.

ومن ناحية اخرى أوضح مهندس محمود الجمل انه من المتوقع ان ينضم البنك المصرى التجارى الى الشبكة خلال شهر فبراير القادم بعد الانتهاء من تركيب 10 صارفات آلية استعدادا للانضمام للشبكة. وأوضح المهندس محمود الجمل ان زيادة عدد البنوك المشتركة بالشبكة وما يترتب عليها من زيادة عدد الصارفات الآلية يعد أحد اهم قواعد البنية التحتية لمساعدة القطاع المصرفى لتحسين الخدمات المصرفية للافراد ومن اهمها توزيع المرتبات من خلال البنوك والتى تتحقق من خلالها عدة اهداف من اهمها العمل على وجود هذه الاموال بداخل البنوك مما ينتج عنه وجود نسبة سيولة كبيرة بالبنوك خاصة فى ظل وجود شركات كبرى تتجاوز مرتباتها الملايين مما يترتب عليه وجود تكلفة كبيرة فى نقل الاموال وتامينها.

Al Alam Al Yom, Edition 13 January 2002

Commercial International Bank Expands in the Emirates

Within the frame of the CIB's plan to expand in the Gulf market, especially the Emirates, the Bank signed a Cooperation Agreement with El Ferdan Exchange Company of the Emirates, through which they shall cooperate in providing special banking services for clients. Mohamed El-Alaily, the Manager of the Foreign Marketing Department of the CIB, stated that this step shall facilitate all procedures for clients and this Agreement shall provide for a representative of the CIB to be located at El Ferdan Company for such purposes. Ossama El-Rahma, the General Manager of El Ferdan Exchange, stated that the Agreement stipulates that the Company, together with the CIB, shall effect the transfers to all branches of the Bank in Egypt and facilitate all banking services provided by the Bank in Egypt for its clients in the Emirates. He indicated that the Bank is currently providing an automatic teller machine service, which gives their clients access to their balances, account movements, loan transactions, deposit interest rates, and following up international stock exchange reports. El Ferdan Exchange is currently trying to provide such service in the near future in the Emirates. El-Rahma added that El Ferdan has a large market share in the Emirates in relation to the transfers of the Egyptian community. The Egyptian transfers through El Ferdan represent 25% of the total transfers and deal with ten Egyptian banks, some of which are the National Bank of Egypt, Banque Misr, Bank of Alexandria, Faisal Islamic Bank, Banque du Caire and the CIB, in addition to a number of specialist banks such as the Housing and Construction Bank and the National Bank of Egypt.

العالم اليوم ١٣/١/٢٠٠٢

«التجارى الدولى» يتوسع فى الإمارات

فى اطار خطته للتوسع فى السوق الخليجية خاصة الاماراتية وقع البنك التجارى الدولى «مصر» اتفاقية تعاون مع شركة الفردان الاماراتية للصرافة يتم من خلالها التعاون فى مجال تقديم الخدمات الخاصة للعملاء.

ذكر محمد العلايلى مدير ادارة التسويق الخارجى بالبنك التجارى الدولى ان الخطوة من شانها تسهيل جميع الاجراءات للعملاء مشيرا الى ان الاتفاق سيتيح تواجداً لاحد ممثلى البنك بشركة الفردان لهذا الغرض.

من جانبه قال اسامة آل رحمة مدير عام الفردان للصرافة ان الاتفاق ينص على قيام الشركة بالتعاون مع البنك المصرى فى التحويلات الى كل فروع البنك فى مصر وتسهيل جميع الخدمات التى يقدمها البنك فى مصر لعملائه فى الامارات مشيرا الى ان البنك لديه حاليا خدمة البنك الالكترونى التى تتيح لعملائه الكشف عن الارصدة، وحركة الحساب وعمليات القروض ونسب الفوائد على الودائع ومتابعة تقارير اسواق المال العالمية وهذا ما تسعى اليه الفردان للصرافة حاليا لتوفير هذه الخدمة قريبا فى الامارات. واضاف آل رحمة ان الفردان تستحوذ على نسبة كبيرة فى السوق الاماراتية من تحويلات الجالية المصرية فى الامارات حيث تمثل نسب تحويلات المصريين من خلال الفردان من اجمالى تحويلات المؤسسة سنويا نحو 25٪ وتتعامل مع 10 بنوك مصرية منها البنك الاهلى المصرى، ومصر، والاسكندرية، وفيصل الاسلامى، والقاهرة، والتجارى الدولى بالاضافة الى عدد من البنوك المتخصصة مثل بنك الاسكان، والتعمير والبنك الوطنى للتنمية.

Saut El Uma, Edition 21 January, 2002

CIB is the First Financial Institution to offer Services in the Cairo International Book Fair

Our Top Services Confirm the Slogan: "We facilitate and affect your life"

The Bank Sponsors the First Concept Fair from 23 to 26 January

In an unprecedented initiative in the banking market, the Commercial International Bank (CIB) established a special pavilion for providing services to the exhibitors and visitors of the Cairo Book Fair No. 34.

At the entrance of the pavilion there is an automatic teller machine for providing customers with bank notes for holders of credit cards issued by the CIB and other banks. Inside the pavilion there is a special booth for issuing CIB credit cards. Sherif Khalid, the Public Relations Manager of the Bank says that the credit card applicant is required to provide two personal photographs, a photocopy of his/her Identity Card and complete the special form, upon which the credit card will be issued within days.

Sherif Khalid also states, that inside the pavilion there is a booth for issuing all types of savings certificates. There is also a special booth for providing the exhibitors with all levels of commercial services. In addition, the pavilion contains a screen for stock exchange currency prices, together with news and economic reports. The pavilion was successful from the first day of the exhibition with an increasing demand on issuing credit cards and subscriptions in savings certificates and commercial services for exhibitors.

I asked Mohamed Ashmawi, the General Manager of the Branches and Retail Banking, why the new initiative was created. He responded by stating that the Bank is considered at the top in relation to all banking initiatives and that its future agenda contains tens of initiatives that shall be announced in due course.

It is a long story. From the beginning, when the CIB commenced its activity, it chose a strategy for "expanding the market clientele base" or as known under the banking term "maximizing the supply of goods and services". This can be achieved by working together with the major economic institutions and giving small and medium-size businesses the opportunity to grow up and become elevated to the level of the larger ones.

The role of the establishments is to produce goods and services and increase their supply in the market, and this in itself achieves a great benefit for the social and economic development.

From this point of view, CIB dealt with industrial production companies, the petroleum sector, Suez Canal, tourism, telecommunications and others. Now it is the time to add a new strategy with the purpose of expanding clientele base demand,

providing services for the various social strata of the society and to encourage organized expenditure.

We have managed to increase the supply of goods and services, but we must also succeed in increasing demand on such goods and services. Mr. Ashmawi also added that such service is a vital goal for the Bank. Not only to counteract recession, as some people might think, but also to expand the clientele base of those dealing with the Bank and to transfer the society from the concept and the era of dealing only in cash, to a new era where they shall deal using the new instruments such as credit cards, payment cards, checks and others. Mr. Ashmawi wondered how we could imagine a banking community that only comprises six million clients out of sixty-five million persons. It is a very small number and it would be normal to have from 16 to 18 million bank clients. He added that in order to implement the new strategy, they started acting twelve months ago in all directions of retail banking. Now, in the initial stage, they are focusing their efforts in five directions.

First direction: creating a network of automatic teller machines to provide cash upon request, as there is currently one hundred machines spread from Alexandria up to Aswan, covering the cities of the Delta and Upper Egypt.

These automatic teller machines do not only provide cash, but they also provide useful services such as paying telephone bills, balance enquiries, printing mini-statements and effecting various transfers, i.e. in short, they are small bank branches.

Second direction: expansion in issuing credit cards. Currently, they have 65 thousand credit cards, in addition to 165 thousand cash bankcards. They are targeting one million cards.

Third direction: setting up a chain of automated branches equipped with all of the electronic elements. These branches shall operate 24-hours around the clock, seven days a week, without realizing any holidays or vacations. The client would be able to make all operations independently, such as withdrawals, deposits, requesting check books, requesting bank statements, balance enquiries, making transfers and opening letters of credit.

Fourth direction: telephone banking through land lines and mobile telephones. By doing this, we will realize the dream of providing banking services "at your fingertips". It shall suffice that you will contact your bank by telephone or press a few key strokes on the keyboard of your computer to request whatever you want, such as opening a bank account, opening a documentary credit, effecting cash transfers, deposits, finance transactions, or covering overdrawn accounts.

Fifth direction: moving to the location of the client. We can be with the client anywhere and that is why CIB came to the Cairo Book Fair and our services here in the Fair are the best example. He added that all of this was accomplished during only one year, since making the strategic decision to work in the retail banking field.

I asked Mr. Mohamed Ashmawi about the bank sponsorship for the Concept Market which shall start from 23 January to 26 January. He said that their sponsorship for the

Concept Market is not just an accidental initiative, but a genuine activity of the Bank. They have extensive experience in this field.

Those with new concepts and innovations are invited and then such innovations are studied scientifically and economically wise, and if they are valid a marketing and feasibility study is made and presented to the investors. A number of innovations have been transformed into products.

The organizers of the Concept Market know this very well and the Bank has never hesitated to carry out its responsibility and task as the prime sponsor of the Market, because the Bank is always in the forefront and ahead in taking every initiative in order to facilitate and affect your life.

صوت الأمة ٢١/١/٢٠٠٢

البنك التجارى الدولى CIB

أول مؤسسة مصرفية تقدم خدماتها فى معرض القاهرة للكتاب


محمد عشماوى

خدمات القمة تأكيد لشعار «نسهل لك الحياة ونؤثر فيها»


شريف خالد

مبادرة غير مسبوقة سجلها البنك التجارى الدولى فى السوق المصرفية.. اقام البنك جناحاً خاصاً لتقديم الخدمات للعارضين وزوار معرض القاهرة للكتاب رقم ٢٤.

على مدخل الجناح جهاز صرف الى ATM لصرف العملات لحاملى بطاقات البنك التجارى الدولى والبنوك الشقيقة.

وفى داخل الجناح مكتب خاص لإصدار بطاقات الائتمان التى يصدرها البنك.

والمطلوب كما يقول شريف خالد مدير العلاقات العامة للبنك أن يتقدم طالب بطاقة الائتمان. بصورتين شخصيتين وصورة للبطاقة الشخصية.. ويملأ الاستمارة الخاصة. وتصدر البطاقة خلال أيام.

وفى داخل الجناح أيضاً، كما يقول شريف خالد مكاتب لإصدار الشهادات الادخارية بمختلف أنواعها.

وداخل الجناح مكتب خاص لتقديم الخدمات التجارية للعارضين بمختلف مستوياتها.

وفى داخل الجناح شاشة لعرض أسعار البورصة والعملات والأخبار والتقارير الاقتصادية.

ويلقى الجناح منذ اليوم الأول لنشاط المعرض إقبالاً متزايداً سواء لإصدار بطاقات الائتمان.. والاكتتاب فى الشهادات الادخارية والخدمات التجارية للعارضين.

سألت محمد عشماوى مدير عام الفروع والتجزئة البنكية: لماذا المبادرة الجديدة؟

أجاب: لأن البنك يحتل القمة فى كل المبادرات المصرفية وعلى أجندة المستقبل عشرات المبادرات التى تعلن فى حينها.

والحكاية طويلة..

منذ أن بدأ التجارى الدولى نشاطه اختار استراتيجية «توسيع قاعدة السوق». او ما يعرف فى الاصطلاحات «المصرفية».. تعظيم عرض السلع والخدمات». ويتحقق ذلك بالعمل مع المؤسسات الاقتصادية الكبيرة.. وإتاحة الفرص لنمو المؤسسات الصغيرة والمتوسطة.. والارتقاء بها إلى مستوى الكبار.

وظيفة المؤسسات هى إنتاج السلع والخدمات وزيادة المعروض منها فى السوق.. وفى ذلك إنجاز كبير لصالح التنمية الاجتماعية والاقتصادية.

ومن هذا المنظور تعامل البنك التجارى الدولى مع شركات الإنتاج الصناعى.. والبترول وقناة السويس والسياحة والاتصالات وغيرها.

وحان الوقت لإضافة استراتيجية جديدة

البنك يرعى سوق الأفكار الأول من ٢٣ إلى ٢٦ يناير

تستهدف توسيع قاعدة الطلب.. وتقديم الخدمات للشرائح الاجتماعية المختلفة.. وتشجيع الإنفاق المنظم.

لقد نجحنا فى زيادة عرض السلع والخدمات وعلينا أن ننجح أيضاً فى زيادة الطلب على السلع والخدمات.

أضاف عشماوى: أن هذه الخدمة هدف جوهرى للبنك.. ليس لمكافحة الركود فقط كما يتصور البعض.. ولكن لتوسيع قاعدة المتعاملين مع البنوك.. ونقل المجتمع من مرحلة التعامل بالكاش.. إلى مرحلة التعامل بالأدوات الجديدة مثل بطاقات الائتمان وبطاقات الدفع.. والشيكات.. وغيرها..

وتساءل عشماوى: هل تتصور أن المجتمع المصرفى يضم فقط ٦ ملايين عميل من بين ٦٥ مليون مواطن.. إنه رقم ضئيل للغاية.. والطبيعى أن يكون لدينا من ١٦ إلى ١٨ مليون عميل.

وأضاف: تنفيذاً للاستراتيجية الجديدة بدأنا العمل منذ ١٢ شهراً على كل محاور بنوك التجزئة.. ونركز الجهد فى المرحلة الأولى على خمسة محاور.

المحور الأول: إنشاء شبكة الصرف الآلى لتوفير الكاش عند الطلب. لدينا الآن ١٠٠ آلة صرف تنتشر من الإسكندرية حتى أسوان.. وتغطى مدن الدلتا والصعيد.

هذه الآلات لا تصرف الفلوس فقط بل تقدم خدمات متميزة مثل دفع فواتير التليفونات. والاستعلام عن الرصيد.. وطبع كشف حساب مصغر.. وإجراء التحويلات المختلفة.. إنها باختصار فرع مصرفى صغير.

المحور الثانى: التوسع فى إصدار بطاقات الائتمان. لدينا الآن ٦٥ ألف بطاقة إضافة إلى ١٦٥ ألف بطاقة سحب.. ونستهدف تحقيق رقم المليون بطاقة.

المحور الثالث: إنشاء سلسلة من الفروع الآلية.. فروع مجهزة بكل المفردات الإليكترونية. فروع لا تتوقف أبداً.. لا تعرف الإجازات أو الأعياد.. وتعمل ٢٤ ساعة على مدار ٧ أيام فى الأسبوع ويستطيع العميل إجراء كل العمليات بنفسه: السحب.. الإيداع.. طلب دفتر الشيكات.. طلب كشف حساب.. الاستعلام عن رصيد، إجراء التحويلات. وفتح الاعتمادات المصرفية.

المحور الرابع: البنك التليفون.. الثابت والمحمول.. وهكذا نحقق حلم «الخدمات المصرفية على أطراف أصابعك».. يكفى أن تتصل بالبنك عبر التليفون.. أو تدق على لوحة الكمبيوتر.. لتطلب ما تشاء، فتح حساب.. فتح اعتماد.. تحويلات.. كاش.. إيداع.. تمويل.. عمليات.. تغطية حسابات مكشوفة.

المحور الخامس: الانتقال للعميل أينما كان وهكذا جاء البنك التجارى الدولى إلى معرض القاهرة للكتاب.. إننا مع العميل فى أى مكان.. وخدماتنا فى المعرض.. أكبر دليل.

وأضاف: كل هذا تحقق خلال عام واحد فقط منذ صدور القرار الاستراتيجى بالعمل فى مجال التجزئة المصرفية.

سألت محمد عشماوى حول رعاية البنك «لسوق الأفكار» الذى يبدأ أعماله ٢٣ يناير ويستمر حتى ٢٦ يناير.

قال: رعايتنا لسوق الأفكار ليست مجرد مبادرة عارضة.. بل هو نشاط أصيل للبنك. ولدينا رصيد كبير فى هذا المجال.

نحن نستقبل أصحاب الأفكار والمبتكرات. وندرس الابتكارات بطريقة علمية واقتصادية. وفى حالة الصلاحية نجرى لها دراسة جدوى وتسويق.. ونعرضها على المستثمرين.

وقد نجحنا فى تحويل عدد من المبتكرات إلى منتجات.

منظمو سوق الأفكار يعلمون ذلك جيداً.. ولم يتردد البنك أمام مسئوليته وتولى مهمة الراعى الأول للسوق.. لأن البنك دائماً.. يتقدم الصفوف نحو كل المبادرات.. حتى «نسهل لك الحياة ونؤثر فيها».


البنك التجارى الدولى
جناح البنك التجارى الدولى فى معرض القاهرة للكتاب


خدمات البنك التجارى الدولى لزوار المعرض


سوق أفكار
المشروعات العربية
المؤتمر الأول
برعاية
الدكتور أحمد الجويلى
الأمين العام لمجلس
الوحدة الاقتصادية العربية
CIB
البنك التجارى الدولى (مصر)
Organized by :

Al Alam Al Yom, Edition 22 January 2002

03 [illegible] 7:21

International MODEZ Modifies Credit Assessment of Egyptian Banks

By: Amr Abdel Raziq

The International MODEZ Organization for Assessment runs modification of the credit blanket for several Egyptian banks, including the Commercial International Bank, the assessment stability of which was modified and classified with a credit rating of "C".

The assessment stability of the Egyptian American Bank was negatively modified to "D+", as well as Misr International Bank, which was deranked to "D+".

MODEZ classified the National Bank of Egypt negatively to "D+". MODEZ Organization confirmed that other negative classifications given to several Egyptian banks reflected a malfunction in the operational environment in which those Banks are working, which resulted from economic recession that consecutively affected the quality of the assets of most banks, their revenue strength and growth elements.

The international Organization explained that the events of the 11th of September affected the Egyptian tourist sector and extended to include other sectors that motivate the economy.

MODEZ expects that the malfunction of the bank assets and their efficiency will continue in the future.

العالم اليوم ٢٢/١/٢٠٠٢

موديز العالمية تعدل التقييم الائتمانى للبنوك المصرية

□ كتب – عمرو عبد الرازق:

مؤسسة موديز العالمية للتقييم قامت باجراء تعديلات عل تصنيفات الملاءة الائتمانية لعدة بنوك مصري وهى البنك التجارى الدولى حيث تم تعديل تقييمه للثبات وحصل على درجة ائتمانية -G، C

البنك المصرى الامريكى تم تعديل تقييمه من الثبات الى التصنيف السلبى عند +D كما تم تعديل تصنيف بنك مصر الدولى من الثبات الى التصنيف السلبى وتم منحه تقييم +D.

قامت مؤسسة موديز بتعديل تصنيف البنك الاهلى المصرى من الثبات الى التصنيف السلبى وحصل على درجة تقييم .+D

مؤسسة موديز اكدت ان التصنيفات السلبية الاخرى التى منحتها لعدة بنوك مصرية تعكس الخلل فى البيئة التشغيلية التى تعمل بها والناجمة عن الكساد الاقتصادى والذى اثر بدوره على جودة اصول معظم البنوك والقوة الايرادية ومقومات النمو.

اوضحت المؤسسة العالمية ان احداث 11 سبتمبر اثرت على قطاع السياحة المصرى وامتدت الى العديد من القطاعات الاخرى المحركة للاقتصاد.

توقعت موديز استمرار الخلل فى جودة وكفاءة معظم الاصول البنكية فى المستقبل.

Al Alam Al Yom, Edition 18 February, 2002

The Profitability of Each Share of the Commercial International Bank for 2001 is LE3.75

The fiscal indicators of the Commercial International Bank (Egypt) of 2001, showed the achievement of positive indicators and reflected its successful expansion strategy in the opening of new branches. On the other hand, the number of automatic teller machines (ATM) at the end of 2001 amounted to 90 machines, as against 62 machines at the end of the previous year. This contributed in the upgrading of the ATM banking system, allowing depositors to make more cash withdrawals, which reduced the Visa expenses of the Bank in comparison with its competitors, as the Bank deducts 1.5% monthly, whereas other banks deduct 2.75%. The estimates show that the Bank has issued more than 33,000 credit cards up-to-date, i.e. 19% of the market share and under the expected growth in credit cards, it is anticipated that the number would amount to 350,000 credit cards. The Bank made use of expanding its distinguished financial services through its internet web site against suitable currencies, in addition to expanding credit services to small business clients through the internet. Moreover, the Bank provided banking services through mobile and landline telephones, which the Bank commenced marketing in April 2001. The Bank obtained a US$150 million loan last year, out of which US$100 million shall be repaid over a three-year period and US$50 million repaid over a five-year period. It is expected that the said loan would increase the profitability of the Bank after the recent amendments in the US Dollar foreign exchange rate, which increased the Bank profits due to the difference in the foreign exchange rates to LE161.8 million by the end of 2001. Mohsen Adel, the Research Manager in "Universal Brokerage Company" envisions that despite the Bank's policy of increasing credit facilities to small business clients and joint stock companies under the increasing competition in the banking sector, it is not expected that the market share of the Bank will increase on the medium term, although the Bank plans are to provide new services to its clients, together with further coverage of cities and further investment in the automatic teller machines of the Bank.

Increasing Deposits:

Increasing deposits comes within the frame of the existence of some risks faced by the Bank as a result of the keen competition, economic recession and the lack in quality of the Bank assets under the current environment, due to the high interest rates. One of the most important problems currently facing the Bank, is its need to increase the deposits to higher ratios than its market competitors, which the Bank achieved by 23% during the current fiscal year.

One of the most important investment opportunities for the Bank is to achieve higher levels of profitability in the future, which is represented in the expected changes in the cash reserve imposed on the Banks in Egyptian currency and the Real Estate Mortgage Act that was issued recently, together with a drop in the interest rate and the investment of the Bank in information technology in order to reduce costs and enhance productivity, in addition to expanding services to small business clients in order to enhance the Bank income from interest and also income unrelated to the interest.

On the other hand, the distribution policy of the Bank was consistent with the previous estimates by distributing LE3.75 per share, i.e. the percentage of the dividends was 69% as against 70% during the previous fiscal year 2000.

Higher Profitability

Adel confirmed that the results of year 2001 indicated that the CIB relied on achieving high profitability margins, which were synchronized with the growth in the volume and the severe cost control of the Bank, together with the provision of a suitable quality of service to its clients and entering new markets such as insurance, asset management, investment, finance and brokerage banks, in addition to expanding in retail business for small business clients and intensive investment in information technology.

The revenue derived from loans and bank balances dropped by 4.2%, amounting to LE1,174.45 million. Also, the ratio of the cost of deposits and loans dropped by 2%, amounting to LE925.34 million, which resulted in a limited drop between the percentage of the interest collected and the interest paid, from 130% to 127%, which reflects relatively the stability of the retail banking policies recently adopted by the Bank, despite the increase in the cost margin from 77% to 79%, which is very close to the general average of the Egyptian banking sector.

The revenue from the treasury bills and bonds amounted to LE188.97 million, as against LE165.52 million, with an increase of 14.2%. This increase was a direct result of the Bank increasing the balance of its investments in treasury bills by 18.4% upon the resolution issued recently by the Central Bank, which permitted adding the amount of treasury bills and bonds into the legal liquidity percentage of the Bank.

The net revenue during the year dropped to LE438.085 million as against LE448.041 million, whilst the net revenue margin was kept at the level of 32%. Mohsen Adel indicated that the plans of the Bank to increase the volume of the banking activity have achieved significant success on the level of the results of the banking services where commissions and banking service fees amounted to LE214.266 million, as against LE197.976, i.e. with a growth of 8%. The percentage of the total business revenues increased from 23% to 24%.

The foreign exchange transactions achieved additional growth in net profits as it recorded LE161.812 million, i.e. a growth of 15%, which the Bank accomplished after making the US Dollar foreign exchange rate flexible on the Egyptian market. The Bank made use of the wide base of foreign exchange assets that it owns and achieved considerable profits after applying the new flexible US Dollar foreign exchange rate. This clearly indicates that the additional devaluation of the Egyptian Pound shall have a positive effect on Bank profitability in the future, especially with the conservative credit policy of the Bank. This growth in the foreign exchange transaction profits was considered a major factor in increasing the net profits of the Bank in general, as the percentage of the profits from the foreign exchange transactions to business revenues increased from 17% in the year 2000 to 18% in the year 2001.

The financial investments of the Bank during the year were effected positively with the Bank activity in share investment and the activities of the investment banks, despite the market circumstances suffered by the Egyptian stock exchange during the year 2001 in which a general increase was recorded, whereas the revenues of the share dividends and investment certificates amounted to LE11.65 million as against LE8.15 million. The revenues of trading investments amounted to LE5.58 million as against a loss of LE1.3 million. The Bank managed to achieve a net profit from financial investments under custody, which amounted to LE24.125 million, recording a growth of 123%, that assisted in increasing the percentage of the financial investment revenues to the total revenues to move from 2.1% to 4.6%.

The revenues from banking services amounted to a total of LE454.96 million as against LE394.524 million, i.e. the growth amounted to 15.32% which led to an increase in the percentage of the total commissions and banking services of the business-related revenues, from 46.8% to 50.9%.

Expenses

Mohsen Adel indicated that, despite the continuous growth in the volume of banking activities, the Bank has adopted a strategy to restrict the growth of expenses, and thus the balance of the total administrative and general expenses and depreciation did not move from the vicinity of LE189.45 million, which led to reducing the margin of the administrative overheads from 22.46% to 21.2%. However, the Bank strategy did not achieve similar success in relation to other expenses, which amounted to LE25.65 million as against LE14.58 million.

However, the Bank continued to adopt a policy of enhancing the balances of provisions and recorded LE276.335 million - an increase of 8.8% - which lead to a slight increase in its percentage to the total revenues, recording 30.9%, as against 30.1%. However, it was noted that the Bank recorded one of the lowest growth ratios in provisions during the last five years, which contributed in achieving such growth in the net profit.

Therefore, the percentage of the expenses in relation to business revenues for the fiscal year increased to 55.03% as against 54.3% for the similar period, i.e. the Bank is expected to reduce this ratio during the coming period in order to halt such continuing increases, especially that the trend of other banks during the recent period has been to squeeze the item of expenses and in particular the balance of provisions.

Those profits unrelated to the business amounted to LE152,000 and the net profits of the fiscal year amounted to LE401.76 million as against LE374.994 million, i.e. the percentage of the increase was 4.4%. The investment revenue ratio thus became relatively stable, amounting to 2.16% as against 2.31%. The return on equity amounted to 25.5% as against 26.3%, whilst the paid capital return ratio increased from 59.2% to 61.8%.

Deposits

The Bank policy in relation to retail banking was successful, together with the policy of increasing the number of branches. The bank deposits of the clients expanded to 23%, amounting to LE13.994 billion as against LE11.375 billion. The total inter-bank deposits amounted to LE285.12 million as against LE176.943 million, i.e. achieving a growth of 61.1%. The main source for the deposits was the family sector, which gives a clear indication of the successful retail banking policies adopted by the Bank during the last six years, that is the strategy expected to continue for the medium-term, together with the Bank policy aiming to increase the number of branches in order to achieve the planned expansion in relation to retail banking services, which the Bank enhanced by offering investment and financial instruments, as well as multiple personal credit cards during the set period, in addition to new superannuation and salary systems for the Company staff. The percentage of the loans in relation to the deposits dropped from 89.3% to 77.8%. The relative deposit structure reflects the stability of the policies and the banking concepts by investing deposits in order to achieve the highest available rates of revenue and upholding sufficient liquidity to cover the banking transactions. This is confirmed by the relative stability in liquidity ratios, despite the relative drop in banking liquidity. The percentage of liquid assets to deposits, dropped from 34.86% to 31.47% and the percentage of cash balances to deposits, dropped from 31.8% to 29.3%.

Despite the aforementioned, the indicators of the deposit revenue reflect relatively a decrease in the percentage of net profit to deposits, which dropped from 3.33% to 2.81%, despite the decrease in the indicator of deposits to the total deposits, which dropped from 8.17% to 6.48%.

Financial Investments

The Bank benefited from the banking modifications adopted by the Central Bank, upon which the Bank included the treasury bonds and bills into the liquidity percentage. The balance of treasury bills increased by 18.4%, amounting to LE808.18 million as against LE682.67 million. The return on the treasury bills dropped slightly to 24.4% as against 24.25%. The Bank continued its policies to achieve financial investment stability with the purpose of trading at the current level due to present market circumstances, amounting to LE316.72 million, which dropped to 10%, with the devaluation provision amounting to LE4.47 million, i.e. 1.4%, especially that the Bank managed to achieve a ratio of financial trading investment return of 1.76%. The Bank investment policies were stable in relation to the financial investments under custody, which achieved a continuing increase by 31%, recording LE1,630.35 million as against LE1,244.65 million. The investment under custody return ratio increased from 0.87% to 1.48%.

The percentage of the total financial investment to the total assets increased from 9.6% to 10.5%. It is expected that such percentage shall undergo a new increase during the fiscal year 2002, within the present investment policies of the Bank.

Bank Loans

The Bank loans during the fiscal year 2001 resulted in additional growth of 7.7% amounting to LE11.11 billion as against LE10.3 billion at 31 December 2000. Despite such growth, the bad debt provision dropped slightly to 4.45% as against 4.7%. This provision is considered relatively the lowest amongst the Egyptian banking sector and reflects the relatively high quality of the Bank loans and confirms the success of the restructuring process carried out by the Bank to increase the ratios of the retail banking, especially that the return on the loans is considered high if compared with the averages of the prevailing banking sector, despite having dropped during 2001, to become 10.6% as against 11.9%.

Cash Balances

The Bank made use of the resolution recently issued by the Central Bank to reduce the legal reserve percentage and encourage same to be invested in treasury bills and bonds, despite which the Bank continued to enhance the total cash balances held by the banks and with the Central Bank, which increased by 13.7%, recording LE4.18 billion as against LE3.675 billion.

Thus, the percentage of cash balances to deposits amounted to 29.3% as against 31.8%. These ratios are consistent with the general average of the liquidity amongst the Egyptian banking sector, though it should be kept stable at this level in order that the Bank does not fall into the trap of a liquidity deficit, especially with the crisis recently suffered by the banking sector.

Long-term Liabilities

The balance of the bonds issued by the Bank in two issues, was stable at LE600 million, whilst the value of the long-term loans of the bank amounted to LE768.041 million, the major part of which was represented in the loan obtained by the Bank from Sumitomo Bank, amounting to US$150 million; US$1 million thereof shall be paid after three years from the date of the loan (December 2000) and the balance shall be due within five years.

Equity Rights

The equities of the shareholders as at 31 December 2001, amounted to LE1.575 billion, as against LE1.464 billion, i.e. an increase of 7.6%. This increase came as a result of a rise in the balance of the withheld provisions of the Bank during the period, to LE925.33 million as against LE813.524 million.

The return on equity ratio during the fiscal year 2001 amounted to 25.5% as against 26.3% during the fiscal year of 2000. The percentage of the return on equity to the total loans was stable at the level of 14.2%. The percentage of the return on equity to the total deposits dropped from 12.7% to 11.03% and fell from 64.2% to 57.2% in relation to the financial investment, with the self-financing ratio dropping slightly from 8.8% to 8.5%.

العالم اليوم ١٨/٢/٢٠٠٢

أظهرت مؤشرات نتائج اعمال البنك التجارى الدولى – مصر خلال عام 2001 استمرار تحقيق البنك لمؤشرات ايجابية تعكس نجاح استراتيجيته التوسعية فى افتتاح فروع جديدة. من ناحية أخرى بلغت آلات الصرف النقدى للبنك ما يقرب من 90 آلة بنهاية عام 2001 مقابل 62 آلة بنهاية العام الماضى وساهم ذلك فى السماح بتحديث البنك لنظام الصرف الآلى لمزيد من المسحوبات النقدية للمودعين ودعم من ذلك انخفاض مصروفات «الفيزا» للبنك مقارنة مع منافسيه حيث يقوم البنك بخصم 1,5٪ شهريا فى حين تقوم البنوك الأخرى بخصم 2,75٪ وتشير التقديرات إلى أن اصدارات البنك قد تجاوزت 33000 بطاقة ائتمان حتى الآن بما يمثل 19٪ من الحصة السوقية ومع النمو المتوقع فى بطاقات الائتمان فمن المتوقع وصولها إلى 350 ألف بطاقة.

3,75 جنيه لسهم التجارى الدولى عن عام 2001



استفاد البنك من توسعه فى تقديم خدماته المالية المتميزة عبر موقعه على الانترنت مقابل عمولات مناسبة بالاضافة إلى التوسع فى خدمات الاقراض لصغار العملاء عن طريق الشبكة الدولية للمعلومات بالاضافة إلى تقديمه خدماته البنكية عبر المحمول والتليفون القادى التى بدأ تسويقها ابريل الماضى 2001.

كما أن حصول البنك على قرض قيمته 150 مليون دولار العام الماضى منها 100 مليون دولار تسدد على ثلاث سنوات و50 مليون دولار تسدد على خمس سنوات سوف يساهم فى زيادة ربحية البنك بعد التعديلات الأخيرة فى سعر صرف الدولار وهو ما رفع حجم أرباح البنك من فروق العملات الأجنبية إلى 161,8 مليون جنيه بنهاية عام 2001.

يرى محسن عادل – مدير إدارة البحوث بشركة يونيفرسال للسمسرة أنه على الرغم من سياسة البنك التوسعية فى الاقراض لصغار العملاء والشركات المتاهمة فإنه فى ظل المنافسة المتزايدة فى القطاع المصرفى من غير المتوقع زيادة الحصة السوقية للبنك فى الأجل المتوسط رغم مخططات البنك تقديم خدمات جيدة لعملائه مع تغطية أكثر للمدن واستثمار أكثر لماكينات الصرف النقدى للبنك.

تنمية الودائع

ويأتى ذلك فى ظل وجود بعض المخاطر التى يتعرض لها البنك نتيجة ارتفاع حدة المنافسة فى القطاع والكساد الاقتصادى واستمرار الخلل فى جودة أصول البنك فى البيئة الحالية ذات معدلات الفائدة المرتفعة حيث إن أهم المشكلات التى يواجهها البنك حاليا فى احتياجه لتنمية ودائعه بمعدلات مرتفعة عن منافسة فى السوق وهو ما نجح فى تحقيقه خلال العام التجارى بمعدل 23٪.

وتعد أهم الفرص الاستثمارية للبنك لتحقيق معدلات ربحية أعلى مستقبلا ممثلة فى التغيرات المتوقعة فى الاحتياطى النقدى الواجب على البنوك الاحتفاظ به بالجنيه المصرى وصدور قانون التمويل العقارى مؤخرا مع انخفاض معدلات الفائدة واستثماره بقوة فى تكنولوجيا المعلومات لتخفيف التكلفة وتحسين الانتاجية بالاضافة إلى توسعه فى الخدمات لصغار العملاء لتحسين دخل الفوائد والدخل من غير الفوائد للبنك.

من ناحية أخرى فإن سياسة التوزيعات للبنك قد اتسقت مع التقديرات السابقة بقيامه بتوزيع 3,75 جنيه للسهم بنسبة توزيعات قدرها 69٪ ومقابل 70٪ خلال عام 2000 السابق.

أرباح مرتفعة

أكد عادل أن نتائج أعمال عام 2001 تشير إلى اعتماد البنك التجارى الدولى على تحقيق هوامش ربحية مرتفعة تزامنا مع النمو فى الحجم وقيامه بالتحكم الشديد فى تكلفته مع توفير جودة مناسبة لعملائه والدخول لأسواق جديدة مثل التأمين وإدارة الأصول وبنوك الاستثمار والتمويل والسمسرة وذلك بالاضافة إلى التوسع فى نشاط التجزئة لصغار العملاء والاستثمار بقوة فى تكنولوجيا المعلومات.

حقق عائد القروض والأرصدة لدى البنوك تراجعا ليسجل 1174,45 مليون جنيه بانخفاض 4,2٪. كما حقق معدل تكلفة الودائع والاقتراض تراجعا مماثلا بمعدل 2٪ مسجلا 925,34 مليون جنيه مما ترتب عليه تراجع محدود فى النسبة ما بين الفوائد المحصلة والفوائد المدفوعة من 130٪ إلى 127٪ مما يشير نسبيا إلى الاستقرار فى سياسات التجزئة المصرفية التى اتبعها البنك مؤخرا على الرغم من نمو هامش التكلفة من 77٪ إلى 79٪ وهو ما يقترب من المتوسط العام للقطاع المصرفى المصرى.

بلغ عائد أذون الخزانة والسندات 188,97 مليون جنيه مقابل 165,52 مليون جنيه بارتفاع قدره 14,2٪ ويأتى هذا النمو كنتيجة مباشرة لزيادة البنك لرصيد استثماراته فى أذون الخزانة بمعدل 18,4٪ بعد قرار البنك المركزى الأخير بالسماح باضافة أذون الخزانة والسندات لنسبة السيولة القانونية للبنك.

بذلك يتراجع صافى العائد خلال العام إلى 438,085 مليون جنيه مقابل 448,041 مليون جنيه إلا أن هامش صافى العائد استقر عند مستوى 32٪.

أوضح محسن عادل أن خطط البنك لزيادة حجم النشاط المصرفى حققت نجاحا ملحوظا على مستوى نتائج أعمال الخدمات المصرفية حيث بلغت العمولات وأتعاب الخدمات المصرفية 214,266 مليون جنيه مقابل 197,976 مليون جنيه بنمو قدره 8٪ وارتفعت نسبتها إلى اجمالى ايرادات النشاط من 23٪ إلى 24٪.

وحققت عمليات النقد الأجنبى نموا جديدا فى صافى أرباحها حيث سجلت 161,812 مليون جنيه بمعدل نمو 15٪ وهو النمو الذى حققه البنك بعد تحريك سعر صرف الدولار فى السوق المصرى واستفاد من القاعدة العريضة التى يمتلكها البنك من الأصول الأجنبية التى حققت له أرباحا طائلة بعد التحركات الأخيرة لسعر صرف الجنيه المصرى مقابل الدولار الأمريكى وهو ما يشير بوضوح إلى أن المزيد من تخفيض الجنيه المصرى من شأنه التأثير ايجابيا على ربحية البنك فى المستقبل خاصة فى ظل سياسة البنك المتحفظة فى منح الائتمان ويعتبر هذا النمو فى أرباح عمليات النقد الأجنبى عاملا رئيسيا فى نمو صافى أرباح البنك على المستوى العام. حينا ارتفعت نسبة أرباح عمليات النقد الأجنبى / ايرادات النشاط من 17٪ عام 2000 إلى 18٪ عام 2001.

على جانب الاستثمارات المالية للبنك خلال العام فقد تأثرت ايجابيا بنشاط البنك فى الاستثمار فى الأسهم وأنشطة بنوك الاستثمار على الرغم من الظروف السوقية التى عانت منها البورصة المصرية خلال عام 2001 فسجلت ارتفاعا عاما حيث بلغت ايرادات توزيعات الأسهم ووثائق الاستثمار 11,65 مقابل 8,15 مليون جنيه وبلغت ايرادات الاستثمارات بغرض المتاجرة 5,58 مليون جنيه مقابل خسائر قدرها 1,3 مليون جنيه واستطاع البنك تحقيق صافى ربح من الاستثمارات المالية بغرض الاحتفاظ بلغ 24,125 مليون جنيه بنمو قدره 123٪ مما ساعد على نمو نسبة ايرادات الاستثمارات المالية لاجمالى الايرادات من 2,1٪ إلى 4,6٪.

بلغ إجمالى ايرادات الخدمات المصرفية 454,96 مليون جنيه مقابل 394,524 مليون جنيه بنمو قدره 15,32٪ مما أدى إلى ارتفاع نسبة إجمالى العمولات والخدمات المصرفية لايرادات النشاط من 46,8٪ إلى 50,9٪.

المصروفات

أشار محسن عادل إلى أنه على الرغم من النمو المطرد فى حجم أنشطة البنك فقد استهدف البنك استراتيجية للحد من تحقيق المصروفات نموا مماثلا حيث استقر رصيد إجمالى المصروفات الادارية والعمومية والاهلاكات عند مستوى 189,45 مليون جنيه مما أدى لتخفيض هامش الأعباء الادارية من 22,46٪ إلى 21,2٪ إلا أن استراتيجية البنك لم تحقق نجاحا مماثلا بالنسبة للمصروفات الأخرى والتى بلغت 25,65 مليون جنيه مقابل 14,58 مليون جنيه.

وعلى الرغم من استمرار البنك فى سياسة تدعيم أرصدة المخصصات والتى سجلت 276,335 مليون جنيه بنمو قدره 8,8٪ مما أدى إلى نمو طفيف فى نسبتها إلى إجمالى الايرادات والتى سجلت 30,9٪ مقابل 30,1٪ إلا أنه من الملاحظ أن البنك قد سجل أحد أقل معدلات نمو لمخصصاته خلال السنوات الخمس الأخيرة وهو ما ساهم فى تحقيق هذا النمو فى صافى الربح.

وبذلك ترتفع نسبة مصروفات العام لإجمالى ايرادات النشاط إلى 55,03٪ مقابل 54,3٪ فى الفترة المقابلة وهو معدل من المتوقع من البنك تخفيضه خلال الفترة القادمة حتى لا يستمر فى هذا النمو المطرد خاصة مع اتجاه بنوك أخرى لضغط بنود المصروفات خاصة رصيد المخصصات خلال الفترة الأخيرة.

بلغت الأرباح غير المتعلقة بالنشاط 152 ألف جنيه وبذلك يصل صافى أرباح العام إلى 401,76 مليون جنيه مقابل 374,994 مليون جنيه بنمو قدره 4,4٪ وبهذا يحقق معدل العائد على الاستثمار استقرارا نسبيا محققا 2,16٪ مقابل 2,31 وبلغ معدل العائد على الملكية 25,5٪ مقارنة بنحو 26,3٪ فى حين ارتفع معدل العائد على رأس المال المدفوع من 59,2٪ إلى 61,8٪.

الودائع

نجحت سياسة البنك بالنسبة للتجزئة المصرفية وتوسعة عدد الفروع بالنسبة للودائع المصرفية للعملاء فقد حققت نموا بنسبة 23٪ لتصل إلى 13,994 مليار جنيه مقابل 11,375 مليار جنيه وبلغ اجمالى ودائع البنوك (الانتربنك) 285,12 مليون جنيه مقابل 176,943 مليون جنيه بنمو قدره 61,1٪.

ويعد المصدر الرئيسى للودائع هو القطاع العائلى فى مؤشر واضح إلى نجاح البنك فى سياسات التجزئة المصرفية التى اتبعها البنك خلال السنوات الستة الأخيرة وهى الاستراتيجية المنتظر استمرارها على المدى المتوسط الأجل فى ظل استمرار سياسة البنك الرامية إلى زيادة عدد الفروع مما يحقق خطة التوسع فى خدمات التجزئة المصرفية والتى قام بتدعيمها بطرح أدوات استثمارات وتمويل وبطاقات ائتمان متعددة للأفراد خلال هذه الفترة بالاضافة لنظم جديدة لصرف المعاشات والمرتبات للموظفين بالشركات.

تراجعت نسبة القروض إلى الودائع من 89,3٪ إلى 77,8٪ ويعكس توزيع الهيكل النسبى للودائع استقرار السياسات والفكر المصرفى لتوظيف الودائع بحيث يساعد على تحقيق أفضل معدلات عائد ممكنة مع الاحتفاظ بقدر كاف من السيولة لتغطية المعاملات البنكية وهو ما يؤكده الاستقرار النسبى فى معدلات السيولة على الرغم من التراجع النسبى فى نسبة السيولة المصرفية حيث سجلت نسبة الأصول السائلة للودائع تراجعا من 34,86٪ إلى 31,47٪ وتراجعت نسبة الأرصدة النقدية للودائع من 31,8٪ إلى 29,3٪.

وعلى الرغم من هذا فإن مؤشرات العائد على الودائع تشير إلى تراجع نسبى فى صافى الربح إلى الودائع حيث تراجعت من 3,33٪ إلى 2,81٪ على الرغم من انخفاض نسبة الودائع إلى اجمالى الودائع من 8,17٪ إلى 6,48٪.

الاستثمارات المالية

استفاد البنك من التعديلات المصرفية التى أقرها البنك المركزى وضم بناء عليها السندات وأذون الخزانة لنسبة السيولة. حيث ارتفع رصيد أذون الخزانة بمعدل 18,4٪ ليسجل 808,18 مليون جنيه مقابل 682,67 مليون جنيه وقد حققت نسبة العائد على أذون الخزانة تراجعا طفيفا لتصل إلى 24,4٪ مقابل 24,25٪ واستمر فى سياساته الرامية لاستقرار الاستثمارات المالية بغرض المتاجرة عند مستواها الحالى نظرا للظروف السوقية الحالية لتسجل 316,72 مليون جنيه بتراجع قدره 10٪ وبلغ مخصص الهبوط بالنسبة لها 4,47 مليون جنيه بنسبة 1,4٪ خاصة إن البنك استطاع تحقيق معدل عائد من الاستثمارات المالية بغرض المتاجرة يبلغ 1,76٪.

وقد استقرت سياسات البنك الاستثمارية بالنسبة للاستثمارات المالية بغرض الاحتفاظ حيث حققت نموا مطردا بمعدل 31٪ لتسجل 1630,35 مليون جنيه مقابل 1244,65 مليون جنيه وارتفع معدل العائد على الاستثمارات بغرض الاحتفاظ من 0,87٪ إلى 1,48٪.

وبذلك تسجل نسبة اجمالى الاستثمارات المالية إلى اجمالى الأصول نموا من 9,6٪ إلى 10,5٪ ومن المنتظر أن تحقق هذه النسبة نموا جديدا خلال عام 2002 فى إطار السياسات الاستثمارية القائمة حاليا بالنسبة للبنك.

القروض المصرفية

حققت القروض المصرفية للبنك خلال عام 2001 نموا جديدا بمعدل 7,7٪ لتسجل 11,11 مليار جنيه مقابل 10,3 مليار جنيه فى 31 ديسمبر 2000 وعلى الرغم من هذا النمو إلا أن مخصص القروض المشكوك فى تحصيلها حقق تراجعا طفيفا مسجلا 4,45٪ مقابل 4,7٪ ويعتبر هذا المخصص الأقل بصورة نسبية فيما بين بنوك القطاع المصرفى المصرى ويعبر عن الارتفاع النسبى فى جودة القروض المصرفية ويؤكد نجاح عملية اعادة الهيكلة التى قام بها البنك لزيادة معدلات التجزئة المصرفية خاصة أن عائد القروض يعد مرتفعا مقارنة بمتوسطات القطاع السائدة على الرغم من تراجعه خلال عام 2001 والذى بلغ 10,6٪ مقابل 11,9٪.

الأرصدة النقدية

استفاد البنك من قرار البنك المركزى الأخير بخفض نسبة الاحتياطى القانونى والتشجيع على استثمارها فى أذون خزانة وسندات وعلى الرغم من ذلك فقد استمر البنك فى تدعيم اجمالى أرصدته النقدية لدى البنوك ولدى البنك المركزى والتى نمت بمعدل 13,7٪ لتسجل 4,18 مليار جنيه مقابل 3,675 مليار جنيه.

وبهذا تصل نسبة الأرصدة النقدية للودائع إلى 29,3٪ مقابل 31,8٪ وهى معدلات تتماشى مع المتوسط العام للسيولة بالقطاع المصرفى المصرى وإن كان لابد من الحفاظ على استقرارها عند هذا المستوى حتى لا يقع البنك فى فخ عجز السيولة خاصة فى ظل الأزمة التى يعانى منها القطاع المصرفى مؤخرا.

الالتزامات طويلة الأجل

استقر رصيد السندات التى أصدرها البنك باصدارها عند مستوى 600 مليون جنيه فى حين بلغت قيمة القروض طويلة الأجل للبنك نحو 768,041 مليون جنيه مثل الجانب الرئيسى منها القرض الذى حصل عليه البنك بقيمة 150 مليون دولار من بنك سوميتومو يسدد 100 مليون دولار منه بعد 3 سنوات من تاريخ القرض (ديسمبر 2000) والباقى يستحق خلال 5 سنوات.

حقوق الملكية

بلغ رصيد حقوق المساهمين فى 2001/12/31 نحو 1,575 مليار جنيه مقابل 1,464 مليار جنيه بنمو قدره 7,6٪ ويأتى هذا النمو بعد زيادة البنك رصيد الاحتياطيات المحتجزة خلال الفترة إلى 925,33 مليون جنيه مقابل 813,524 مليون جنيه.

بلغ معدل العائد على الملكية خلال عام 2001 نحو 25,5٪ مقابل 26,3٪ عام 2000 واستقرت النسبة إلى اجمالى القروض عند مستوى 14,2٪ وتراجعت النسبة إلى اجمالى الودائع من 12,7٪ إلى 11,03٪ وإلى اجمالى الاستثمارات المالية من 64,2٪ إلى 57,2٪ وحقق معدل التمويل الذاتى تراجعا طفيفا من 8,8٪ إلى 8,5٪.

Al Alam Al Yom, Edition 27 February 2002

The Tendency of the Commercial International Bank to Decrease its Investment Portfolio 11.8% increase in the Assets of the Commercial International Bank

By: Mohamed Al-Dabaan

The results of the Commercial International Bank showed an increase in Bank assets of 11.8% at the end of last fiscal year 2001, as against the year 2000. As a reaction to local and global recession, the Bank tended to adopt a cautious policy by decreasing the volume of its trading investment by 9.96%. The debit balances recorded the highest percentage of increase at which time the cash balance and the balances held by the Central Bank increased 13.07%. At the same time, the balance of the treasury 90-day bills dropped by LE300 million.

The analysis prepared by the Golden Way Company for Stock Exchange revealed an increase in the balance of the client loans, from LE10.6 billion to LE11.26 billon, in addition to an increase in the bank loans from LE137 million to LE281 million in the fiscal year 2001. On the contrary, the balance of the discounted securities dropped from LE204 million to LE147 million, whilst the balance of the loan provisions increased by LE8.05 million in the fiscal year 2001, despite a greater increase in the balance of the loans from the previous year. However, such increase was small if compared with the balance of deposits. The percentage of the loans in relation to deposits dropped, recording 79.4% as against 90.66% for the previous year.

The foreign currency deposits held with the Central Bank increased by 44.4% and the cash increased by 28.3%, whilst the balances held by the Central Bank within the frame of the local reserve percentage dropped, to become LE872 million as against LE924 million.

The balance of the 90-day treasury bills dropped by LE300 million, whilst the 180-day treasury bills increased by LE425 million as an attempt by the Bank to obtain the highest possible interest rate, making the balance of the treasury bills in the balance sheet to stand at LE808 million after deduction of the issuance fees, as against LE682.67 million in the fiscal year 2000. This positively affected the treasury bills and bonds on the income statement, which increased by 14.17% over the previous year.

The Bank policy was directed to increase the balance of the governmental bills to become 719.88 million as against 662.9 million, in addition to other bonds, the balance of which had increased from LE182 million to LE355 million. At the same time, the Bank tended to invest in governmental bonds in US Dollars with a total value of LE140 million, so the balance of the financial investments under custody reached LE1.6 billion as against LE1.2 billion, i.e. an increase of 30.99%. At the same time, the percentage of the Bank's contribution in the capital of the other banks and joint-venture companies, except the Commercial International Insurance

Company, has increased, recording LE24 million as against LE12 million, with the contribution percentage remaining fixed at 40%.

As a natural reaction to the international events which affected the performance of the stock exchange, the Bank adopted a cautious policy by reducing the portfolio of its trading investments by 9.96%, and thus achieving profits amounting to LE5.58 million as against a loss of LE1.3 million for the previous year. This reduction was in the balance of the share investments, which dropped from LE5.49 million to LE4 million, in addition to a drop in the balance of the bonds, recording LE213.78 million as against LE269.8 million, i.e. the balance of the portfolios managed by others increased to 21.7 %.

العالم اليوم ٢٧/٢/٢٠٠٢

اتجه إلى تخفيض محفظة استثماراته

11,8٪ زيادة بأصول البنك التجارى الدولى

□ **محمد الضبعان**

نتائج البنك التجارى الدولى.. أظهرت ارتفاع اجمالى أصول البنك 11,8٪ بنهاية العام الماضى 2001 مقارنة بالعام الأسبق 2000.

اتجه البنك فى رد فعل لحالة الكساد المحلى العالمى إلى تطبيق سياسة حذرة خفض حجم استثماراته بغرض المتاجرة بنسبة 9,96٪.. سجل بند الأرصدة المدينة أعلى نسبة زيادة فى الوقت الذى ارتفع بند النقدية والأرصدة لدى البنك المركزى حوالى 13,07٪.. بينما تراجع رصيد أذون الخزانة استحقاق 90 يوماً حوالى 300 مليون جنيه.

كشف التحليل الذى أعدته شركة جولدن واى لتداول الأوراق المالية عن ارتفاع رصيد القروض للعملاء من 10,6 مليار جنيه ليسجل 11,26 مليار جنيه فى 2001 إلى جانب ارتفاع قروض البنوك من 137 مليون جنيه ليسجل 281 مليون جنيه فى 2001 على العكس انخفض رصيد الأوراق التجارية المخصومة لدى البنك من 204 ملايين جنيه إلى 147 مليون جنيه.. بينما ارتفع رصيد مخصص القروض 8,05 مليون جنيه فى 2001 على الرغم من ارتفاع رصيد القروض عن العام السابق إلا أن الزيادة ضئيلة مقارنة برصيد الودائع التى انخفضت نسبة القروض للودائع لتسجل 79,4٪ مقارنة مع 90,66٪ العام الأسبق.

ارتفعت الودائع لدى البنك المركزى بالعملة الأجنبية بنسبة 44,4٪ والنقدية بالصندوق بنسبة 28,3٪ بينما انخفضت الأرصدة لدى البنك المركزى فى إطار نسبة الاحتياطى بالعملة المحلية ليسجل ما قيمته 872 مليون جنيه مقارنة مع 924 مليون جنيه.

انخفض رصيد أذون الخزانة استحقاق 90 يوماً 300 مليون جنيه بينما ارتفع رصيد أذون الخزانة استحقاق 180 يوماً 425 مليون جنيه كمحاولة من البنك على الحصول على أعلى فائدة ممكنة ليصل رصيد أذون الخزانة المسجل بقائمة المركز المالى بعد خصم مصاريف الاصدار 808 ملايين مقارنة مع 682,67 مليون جنيه فى 2000 مما أثر ايجابياً على عائد أذون الخزانة والسندات المدرجة بقائمة الدخل الذى ارتفع بنسبة 14,17٪ مقارنة بالعام الأسبق.

اتجهت سياسة البنك نحو زيادة رصيد السندات الحكومية ليصبح 719,88 مليون مقارنة مع 662,9 مليون بالإضافة إلى السندات الأخرى التى ارتفع رصيدها من 182 مليون جنيه ليسجل 355 مليون جنيه فى نفس الوقت اتجه البنك إلى الاستثمار فى السندات الحكومية بالدولار باجمالى 140 مليون جنيه ليصل رصيد الاستثمارات المالية بغرض الاحتفاظ إلى 1,6 مليار جنيه مقابل 1,2 مليار جنيه بزيادة 30,99٪ فى نفس الوقت ثبتت نسبة مساهمة البنك فى رؤوس أموال البنوك والشركات ذات المصلحة المشتركة فيما عدا شركة التجارى الدولى للتأمين التى ارتفعت قيمتها لتسجل 24 مليون جنيه مقابل 12 مليون جنيه مع ثبات نسبة المساهمة عند مستوى 40٪.

كرد فعل طبيعى للأحداث العالمية التى انعكست على أداء البورصة اتبع البنك سياسة الحذر بدأ تخفيض محفظة استثماراته بغرض المتاجرة بنسبة 9,96٪ وهو ما حقق ارباحا 5,58 مليون جنيه مقارنة بخسائر 1,3 مليون جنيه العام الأسبق يتمثل التخفيض فى بند الاستثمارات فى الأسهم التى انخفضت من 5,49 مليون جنيه حتى 4 ملايين جنيه بالاضافة إلى تراجع رصيد السندات ليسجل 213,78 مليون جنيه مقابل 269,8 مليون جنيه ارتفع رصيد المحافظ التى تدار بمعرفة الغير بنسبة 21,7٪.

Al Alam Al Yom, Edition 3 March, 2002

CIB (EGYPT), S.A.E.

Licensed capital 1,500 million Egyptian Pounds.
Issued and paid-up capital 650 million Egyptian Pounds.
The head office is located at 21/23 Giza Street, Giza.
Commercial Register No. 69826, Giza

SECOND ADVICE

An Invitation to attend the Meeting of the Ordinary General Assembly

The Board of Directors of the Commercial International Bank (Egypt) invites the shareholders to attend the meeting of the Ordinary General Assembly scheduled to convene at 11.00am on Tuesday 19 March, 2002 at the Royal Meredien Hotel, Cairo, (Akhnaton Ballroom), in order to review the following agenda:

1- The report of the Board of Directors for the fiscal year ending at 31 December 2001.

2- The report of the two auditors covering the balance sheet, income statement and other financial statements, for the fiscal year ending at 31 December 2001.

3- Approving the balance sheet, income statement and other financial statements for the fiscal year ending at 31 December 2001.

4- Approving the profit distribution account for the fiscal year 2001.

5- Approving the appointments that took place in relation to the membership of the Board of Directors since the last meeting of the Ordinary General Assembly.

6- Discharging the members of the Board of Directors from any liability in relation to the fiscal year ending at 31 December 2001 and determining their remuneration for the fiscal year 2002.

7- Appointing the two auditors and determining their fees for the fiscal year that shall end on 31 December 2002.

8- Authorizing the Board of Directors to pay donations during the fiscal year 2002.

9- Advising the General Assembly with the annual remuneration stipulated by the Board of Directors for the Managing Director, the Head and members of the Executive Committee, the Higher Administrative Committee, and the Auditing Committee for the fiscal year 2002.

We would like to draw your kind attention to the following:

First: Every shareholder is entitled to attend the General Assembly meeting,

either in person or by proxy, by delegating another shareholder other than Board members. The proxy shall be valid if made in writing and no shareholder – except juristic persons – shall represent by proxy a number of votes exceeding 10% of the total shares in the capital and not exceeding 20% of the shares represented in the meeting.

Second: The shareholders who wish to attend the General Assembly shall have to submit a statement showing the shares they have acquired and deposited at one of the companies managing securities registers, including a reference for freezing the balance of the shares indicated in the statement for the purpose of attending the General Assembly, at least three days before the convening of the General Assembly.

Third: The shareholders shall be able to sight the detailed statements and the documents referred to in Articles 219, 220 and 221 of the Executive Regulations of Act 159 of 1981, according to that timing stipulated in the said Articles at the Financial Affairs Department during the Bank working hours.

Fourth: The invitation to the meeting shall be sent by ordinary mail to the shareholders at their addresses stated in the Bank records.

Fifth: Any questions related to the subjects on the agenda submitted to the General Assembly shall be in writing and submitted to the Financial Affairs Department at the Bank Head Office at least three days before the date of convening the General Assembly, either by registered mail or by hand delivery against receipt. The deliberations of the General Assembly shall be limited only to what has been stipulated in the agenda.

Sixth: The General Assembly shall adopt its resolutions by an absolute majority of the votes of those shares represented in the meeting.

Seventh: If the quorum required to validly convene the Ordinary General Assembly is not sufficient, then the Ordinary General Assembly shall convene in another meeting at 12 noon on the same day, at the same place and the second meeting shall be valid, irrespective of the number of shares represented therein.

Eighth: The meeting shall be limited to only the shareholders, without companions.

The shareholders are kindly requested to come at least one hour before the time stipulated for convening the meeting, in order to record their attendance, identity and proxies.

With the Compliments of the Commercial International Bank (Egypt)

Mahmoud Abdel-Aziz
Chairman of the Board of Directors & the Managing Director

العالم اليوم ١٣/٣/٢٠٠٢

البنك التجارى الدولى (مصر) ش.م.م

CIB

رأس المال المرخص به ١٥٠٠ مليون جنيه مصرى
رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصرى
المركز الرئيسى ٢١/٢٣ شارع الجيزة - الجيزة
سجل تجارى رقم ٦٩٨٢٦ الجيزة

إخطار ثان

دعوة لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس إدارة البنك التجارى الدولى (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده فى الساعة الحادية عشرة من صباح يوم الثلاثاء الموافق ١٩ مارس ٢٠٠٢.
وسوف تنعقد الجمعية بفندق رويال ميريديان بالقاهرة (قاعة اخناتون)

وذلك للنظر فى جدول الأعمال التالى:

١- تقرير مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٢- تقرير مراقبى الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى، وذلك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٣- التصديق على الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١.
٤- الموافقة على حساب توزيع الأرباح عن عام ٢٠٠١.
٥- إقرار التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر اجتماع للجمعية العامة العادية.
٦- إخلاء طرف أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ وتحديد مكافآتهم عن عام ٢٠٠٢.
٧- تعيين مراقبى الحسابات وتحديد اتعابهما عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١.
٨- الترخيص لمجلس الإدارة بالتبرع خلال عام ٢٠٠٢.
٩- إحاطة الجمعية بالمكافأة السنوية التى قررها مجلس الإدارة للعضو المنتدب ولرئيس واعضاء اللجنة التنفيذية ولجنة الإدارة العليا ولجنة المراجعة عن عام ٢٠٠٢.

ونرجو أن نوجه عناية سيادتكم إلى مايلى:

أولاً: لكل مساهم الحق فى حضور اجتماع الجمعية العامة بطريق الاصالة أو إنابة مساهم آخر عنه من غير اعضاء مجلس الإدارة ويشترط لصحة الانابة أن تكون ثابتة فى توكيل كتابى، وباستثناء الاشخاص الاعتباريين لا يكون لأى مساهم أن يمثل عن طريق الوكالة عددا من الأصوات يجاوز ١٠٪ من مجموع الأسهم فى رأس المال وبما لايجاوز ٢٠٪ من الأسهم الممثلة فى الاجتماع.

ثانياً: على السادة المساهمين الذين يرغبون فى حضور الجمعية العامة أن يقدموا كشف حساب للأسهم التى يحوزونها والمودعة لدى إحدى شركات إدارة سجلات الأوراق المالية متضمنا تجميد رصيد الأسهم الموضح بكشف الحساب لغرض حضور الجمعية، وذلك قبل انعقاد الجمعية العامة بثلاثة أيام على الأقل.

ثالثاً: يمكن للمساهمين الاطلاع على الكشوف التفصيلية والمستندات المشار اليها فى المواد ٢١٩/٢٢٠/٢٢١ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١، وفقاً للمواعيد المقررة بالمواد المذكورة وذلك بإدارة الشئون المالية فى ساعات العمل الرسمية للبنك.

رابعاً: تم ارسال إخطار الدعوة للاجتماع الى المساهمين على عناوينهم الثابتة بسجلات البنك بطريق البريد العادى .

خامساً: أى أسئلة تتعلق بالموضوعات المعروضة على الجمعية العامة يتعين تقديمها كتابة إلى إدارة الشئون المالية بالمركز الرئيسى للبنك بالبريد المسجل أو باليد مقابل ايصال قبل تاريخ انعقاد الجمعية العامة بثلاثة أيام على الأقل وتقتصر المناقشة فى الجمعية العامة حول ما ورد بجدول الأعمال فقط.

سادساً: تصدر قرارات الجمعية العامة العادية بالأغلبية المطلقة لعدد الأصوات المقررة للأسهم الممثلة فى الاجتماع.

سابعاً: فى حالة عدم توافر النصاب القانونى لصحة اجتماع الجمعية العامة العادية الأول فسوف تنعقد الجمعية العامة العادية فى اجتماع ثان فى تمام الساعة الثانية عشرة ظهر نفس اليوم وفى نفس المكان، ويكون الاجتماع الثانى صحيحا أيا كان عدد الأسهم الممثلة فيه.

ثامناً: حضور الاجتماع قاصر على المساهم دون اصطحاب مرافقين.

يرجى من السادة المساهمين الحضور قبل موعد انعقاد الجمعية بساعة على الأقل لإثبات الحضور والشخصية والتوكيلات.

مع تحيات البنك التجارى الدولى (مصر)

محمود عبد العزيز
رئيس مجلس الإدارة والعضو المنتدب

7 03 DEC 30 AM 7:21

Exhibit 7

Purchase, Sale, Clearing & Settlement of Dematerialized Shares

Pre-Settlement Purchase Transactions:

The purchase of dematerialized securities involves the following steps, as set forth in the Executive Regulations to the Central Depository Law:

(i) Issuance of a purchase order by the client or his representative by personal signature or use of the security card in accordance with the system put in place by the MCSD. Such purchase order shall include:

- the type and amounts of securities the client wishes to purchase;
- the custodian the client wishes the purchased securities to be transferred to for management; and
- the duration of the purchase order.

(ii) The purchaser client's broker shall assure the accuracy of the client's code and the existence of a securities account with the custodian specified in the purchase order (the "Purchaser Custodian").

(iii) The Purchaser Custodian shall ensure the conformity of the information indicated in the purchase order with the information recorded with the Purchaser Custodian regarding the purchaser. In the event the code differs from that indicated by the broker, the broker and the Purchaser Custodian shall agree on the correct code to use which conforms with the purchaser's identification, whereby the transaction shall then be effected on the relevant Stock Exchange based on that code.

(iv) The Purchaser Custodian shall enter the purchase order on its securities account management system.

(v) The purchase transaction shall be effected based on the relevant Stock Exchange rules.

(vi) The relevant Stock Exchange shall provide the broker with a statement of the purchase transactions effected for its account.

(vii) The relevant Stock Exchange shall send the information concerning purchase transactions carried out in each trading session to the MCSD through its computer system immediately following closing of the trading session.

(viii) The MCSD shall notify the Purchaser Custodian of the purchase transactions effected concerning that Purchase Custodian.

(ix) The Purchaser Custodian shall ensure the conformity of the information provided on the purchase transaction with the information specified in the purchase order and shall send its approval electronically to the effect that it agrees to receive the securities

purchased and to add same to the purchaser's account with the Purchaser Custodian within a maximum period of T + 2.

(x) The broker shall transfer the funds maintained with the settlement bank in an amount sufficient to cover the purchase transaction settled for his account with due regard to the total sale transactions settled to its account.

(xi) Upon close of business, the settlement bank shall electronically notify the MCSD of the cash balance maintained in the broker's account with the settlement bank and such notifications shall attach a certified copy of the statement of that account indicating the current balance.

(xii) The MCSD shall indicate the balance notified to it by the settlement bank in the account of the broker maintained on the system of the MCSD.

Pre-Settlement Sale Transactions:

The sale of dematerialized securities involves the following steps, as set forth in the Executive Regulations to the Central Depository Law:

(i) Issuance of a sale order by the client or his representative by personal signature or use of the security card in accordance with the system put in place by the MCSD and such sale order shall particularly include:

- the type and amounts of securities the client wishes to sell;
- the custodian responsible for managing the client's securities account; and
- duration of the sale order.

(ii) The seller's broker shall send a copy of the sale order to the custodian specified in the sale order (the "Seller Custodian"), attaching thereto the seller's identification and a request to free the requested number of shares in favor of the seller's broker if the number of securities in the client's account suffice; and the broker shall also indicate the seller's code number.

(iii) The Seller Custodian shall ensure the conformity of the information indicated in the purchase order with the information recorded with the Seller Custodian regarding the seller. In the event the code differs from that indicated by the broker, the broker and the Seller Custodian shall agree on the correct code to use which conforms with the seller's identification, whereby the transaction shall then be effected on the relevant Stock Exchange based on that code.

(iv) The Seller Custodian shall enter the sale order in its securities account management system and shall respond to the seller's broker as to whether there are sufficient shares in the account to effect the sale (if so, the Seller Custodian shall freeze the requisite number of shares to be sold) or to the effect that the account does not include the sufficient number of shares to effect the sale.

(v) The securities to be sold shall remain frozen for the duration of the sale order and if the sale order does not specify a particular duration, the shares shall remain frozen for the duration set in the Central Depository Rules.

(vi) The sale transaction shall be effected based on the relevant Stock Exchange rules.

(vii) The relevant Stock Exchange shall provide the broker with a statement of the sale transactions effected for its account.

(viii) The relevant Stock Exchange shall send the information concerning sale transactions carried out in each trading session to the MCSD through its computer system immediately following closing of the trading session.

(ix) The MCSD shall notify the Seller Custodian of the sale transactions effected concerning that Seller Custodian.

(x) The MCSD shall ensure that there are sufficient securities in the account of the seller in its system to cover the sale transaction and shall notify the relevant entities in the event sales are effected without a sufficient balance of securities in the seller's account.

(xi) The Seller Custodian shall ensure the conformity of the information provided on the sale transaction with the information specified in the sale order and shall send its request electronically to the MCSD to transfer the frozen shares within a maximum period of T + 2.

(xii) The MCSD shall make sure that there is a sufficient cash balance in the broker's account with the settlement bank (in addition to any proceeds of sales settled to the account of the broker) in an amount sufficient to cover the purchase transactions effected to that broker's account.

Clearing and Settlement Procedures:

The MCSD also oversees clearing and settlement operations for the Company's shares. Upon effecting the transaction on the Stock Exchange, the following steps are taken:

(i) The securities are transferred from the seller's account maintained with the Seller Custodian to the account maintained with the Purchaser Custodian.

(ii) The purchase price of the transaction shall be deducted from the monetary account of the purchaser's broker and deposited in the monetary account of the seller's broker.

(iii) The settlement bank shall receive an electronic aggregate statement of the accounts of each broker, including the results of the debit and credit settlement, attaching thereto a settlement statement certified by the MCSD.

(iv) On the same day, the settlement bank will debit and credit the accounts of the relevant brokers.

(v) Each broker is then given a detailed statement of account reflecting all transactions settled for its account as representative of the seller and/or purchaser.

(vi) The Seller Custodian is notified of the number of shares sold from its account and the Purchaser Custodian is notified of the shares purchased for its account. Each of the Seller and Purchaser custodians must notify their respective clients of the results of the transaction.

مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدة

يوسف ومشاركوه

مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 26 March 2002

To: Chairman of the General Authority for Investment
6 Adly Street, Cairo

Kindly, find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt), held on 19 March 2002.

With full respect,

Dr. Roqayah Riad
General Manager of the Legal Department

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E. — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

القاهرة في ٢٦ مارس ٢٠٠٢

2/GAFI

السيد الاستاذ / رئيس الهيئة العامة للاستثمار

٦ شـــارع عدلي - القاهرة

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ١٩ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الاحترام ،،،

د.رقيـــه رياض

مـــديـر عام

القطاع القانوني

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٢٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسميلي : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: General Authority for Investment
Department of Performance Assessment & Calculation Experts

Re: **Balance Sheet & Financial Statements for the First Quarter of the Fiscal Year 2003**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements concerning the Bank, as well as the Report of the two Auditors for the first quarter of the Fiscal year 2003, after being approved by the Board of Directors of the Bank during its session held on 22 April 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: this document is stamped with an unclear date and time seal.}

Translation of Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

CIB

القاهرة في ٢٨ يناير ٢٠٠٣

السادة / الهيئة العامة للاستثمار

قطاع الخبرة الحسابية وتقييم الأداء

تحية طيبة وبعد ، ، ،

الموضوع : المركز المالى والقوائم المالية عن
الربع الأول من عام ٢٠٠٣

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة و المركز المالى والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن الربع الأول من عام ٢٠٠٣، وذلك بعد اعتمادها من مجلس إدارة البنك في جلسته المنعقدة بتاريخ ٢٢ إبريل ٢٠٠٣.

وتفضلوا بقبول فائق الإحترام ،

نجيب زعفان	**محمود أنور إسماعيل**
مدير عام الشئون المالية	مدير عام القطاع المالى

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

To: Chairman of the General Authority for Investment

Re: Call for Convening Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt have the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom, to review the following agenda.

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.

(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(4) Approving the Dividend Account for the fiscal year of 2002.

Translation or Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E. — CIB — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

السيد الأستاذ / رئيس الهيئة العامة للاستثمار

① / GAFI

البنك التجاري الدولي (مصر) ش.م.م.

رأس المال المرخص به ١٥٠٠ مليون جنيه مصري

رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصري

المركز الرئيسي ٢١/٢٣ شارع الجيزة - الجيزة

سجل تجاري رقم ٦٩٨٢٦ الجيزة

دعوة

لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس ادارة البنك التجاري الدولي (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده في الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣ .

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين .

وذلك للنظر في جدول الأعمال التالي :

(١) تقرير مجلس الادارة عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٢) تقرير مراقبي الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى ، وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٣) التصديق علي الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١.

(٤) الموافقة علي حساب توزيع الأرباح عن عام ٢٠٠٢ .

مَرْكَز التَّرْجَمَة المُعْتَمَدة
يوسف ومشاركوه
مُتَرْجِمون مُعْتَمَدون ومُحَلَّفون

Commercial International Bank (Egypt) S.A.E.

Office of the Chairman & Managing Director

Cairo on 18 March 2003

To: Chairman of the General Authority for Investment
6 Adly Street, Cairo.

Kindly, find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt), held on 27 February 2003.

With full respect,

Hisham Ezz El Arab
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Legal Affairs Department under incoming mail reference No.* {*left blank*} *on 19 March 2003.*}

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
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ommercial International Bank (Egypt) S.A.E

CHAIRMAN
& Managing Director

CIB

البنك التجاري الدولي (مصر) ش.م.م

رئيس مجلس الإدارة
والعضو المنتدب

2/GAFI

القاهرة في ١٨ مارس ٢٠٠٣

السيد الأستاذ / رئيس الهيئة العامة للاستثمار

٦ شـــــارع عدلي - القاهرة

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ٢٧ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الاحترام ،،،

هشام عز العرب

قطاع الشئون القانونية

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 29 July 2003

To: General Authority for Investment
Department of Performance Assessment & Calculation Experts

Re: **Balance Sheet & Financial Statements for the Second Quarter of the Fiscal Year 2003**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements concerning the Bank, as well as the Report of the two Auditors for the second quarter of the Fiscal year 2003, after being approved by the Board of Directors of the Bank during its session held on 29 July 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial Division
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the General Authority for Investment, evidencing receipt thereof on 30 July 2003 around 9.00am.*}

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

بنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ٢٩ يوليو ٢٠٠٣

السادة / الهيئة العامة للاستثمار
قطاع الخبرة الحسابية وتقييم الأداء

تحية طيبة وبعد ، ، ،

الموضوع : المركز المالى والقوائم المالية عن الربع الثانى من عام ٢٠٠٣

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة و المركز المالى والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن الربع الثانى من عام ٢٠٠٣، وذلك بعد اعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ٢٩ يوليو ٢٠٠٣.

وتفضلوا بقبول فائق الإحترام ،

نجيب زعفان
مدير عام الشئون المالية

محمود أنور إسماعيل
مدير عام القطاع المالى

مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدة

يوسف ومشاركوه

مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 February 2002

To: Head of the Central Department for Financial Analyses & Calculation Experts, General Capital Market Authority, Cairo

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2001

With reference to the abovementioned subject, together with the Decree issued by the Board of the General Capital Market Authority on 18 March 1996, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2001, after being approved by the Board of Directors of the Bank during its session held on 13 February 2002.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

Translation Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
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Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but n limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, includin omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك [redacted] الدولى (مصر) ش.م.م
الجيزة

القاهرة فى ١٣ فبراير ٢٠٠٢

345/CMA

السيد الأستاذ / رئيس الإدارة المركزية
للخبرة الحسابية والتحليل المالى
الهيئة العامة لسوق المال - القاهرة

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم المالية عن
السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، وإلى قرار مجلس إدارة الهيئة العامة لسوق المال بجلسته المنعقدة بتاريخ ١٩٩٦/٣/١٨ .

نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ وذلك بعد إعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ١٣ فبراير ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

محمود أنور إسماعيل
مدير عام الشئون المالية والإدارية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٢ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملي : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

9c /CMA

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد ٢ / ١ /
تاريخ
المرفقات

القاهرة فى ١٩ مارس ٢٠٠٢

السادة / الهيئة العامة لسوق المال

الموضوع : توزيعات أرباح البنك التجارى الدولى للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

تحية طيبة وبعد ، ، ،

نتشرف بالإفادة بأن الجمعية العادية لمساهمى البنك قد قررت أثناء الأجتماع السنوى المنعقد بتاريخ اليوم ، أعتماد توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١ ، وذلك كما يلى :-

- توزيع ٧٥و٣ جنيه مصرى نقداً لكل سهم .

وطبقاً لقرار مجلس الإدارة فى جلسته بتاريخ اليوم ، فقد تقرر البدء فى توزيع الأرباح النقدية إعتباراً من يوم الأحد الموافق ١٤ إبريل ٢٠٠٢ .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٠ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٢٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
... P.O. Box : 2420 Cairo Tel : 5703043 C.R. 69826 Giza Tlx : ...

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Translation of a photocopy

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 19 March 2002

To: General Capital Market Authority, Cairo

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2001

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank decided today to approve the dividends to be given for the shareholders for the fiscal year ending 31 December 2001, as follows:

A dividend of LE3.75 to be paid in cash per each share. The cash dividends shall be paid as of Sunday 14 April 2002 as per the resolution issued by the Board of Directors of its session held today.

It should be noted that the said resolutions shall be published in the daily newspapers tomorrow, the 20th of March 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the General Department of Financial Affairs, the General Capital Market Authority on 20 March 2002 with neither incoming reference number nor attachments.*}

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
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Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ١٩ مارس ٢٠٠٢

90 / CMA

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد
تاريخ
المرفقات

السادة / الهيئة العامة لسوق المال

الموضوع : توزيعات أرباح البنك التجارى الدولى للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

تحية طيبة وبعد ، ، ،

نتشرف بالإفادة بأن الجمعية العامة العادية لمساهمى البنك قد قررت أثناء الأجتماع السنوى المنعقد بتاريخ اليوم ، أعتماد توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١ ، وذلك كما يلى :-

- توزيع ٧٥و٣ جنيه مصرى نقداً لكل سهم .

وطبقاً لقرار مجلس الإدارة فى جلسته بتاريخ اليوم ، فقد تقرر البدء فى توزيع الأرباح النقدية إعتباراً من يوم الأحد الموافق ١٤ إبريل ٢٠٠٢ .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٠ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 26 March 2002

To: Chairman of the General Capital Market Authority
20 Emad El Din Street, Cairo

Kindly find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the shareholders of the Commercial International Bank, (Egypt), held on 19 March 2002.

With full respect,

Dr. Roqayah Riad
General Manager of Legal Department

{Translator's Comment: this document was received by the General Department for Administrative Affairs, General Capital Market Authority on 28 March 2003 with no incoming reference number.}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

In the Name of God, Most Gracious, Most Merciful

Minutes of the Meeting of the Ordinary General Assembly
Held on 19 March 2002

The Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt) S.A.E. was convened on Tuesday 19 March 2002 at 11.00am at Meredien Royal Hotel, Cairo upon a call published in Al Ahram, Al Akhbar, Al Alam Al Youm and Al Waft newspapers, in addition to being sent by ordinary mail at the same time to the shareholders.

The shareholders signed the Attendance Register.

Mr. Mahmoud Abdel Aziz Mohamed, Chairman of the Board of Directors and Managing Director, chaired the Assembly according to the provisions of Article 41 of the Articles of Association of the Bank and appointed the following persons:

Dr. Roqayah Riad Ismail as Secretary of the Assembly
Mr. Mahmoud Anwar Ismail, Scrutineer
Mr. Mohamed Ezz El Din El Prince, Scrutineer

The General Assembly unanimously approved such appointments.

The following members of the Board of Directors attended the Meeting in accordance with Article 60 of the Companies Act 159 of 1981:

Mr. Mahmoud Mansour Helal, Deputy of the Chairman of the Board of Directors
Mr. Ahmed Dia'a El Din Fahmy, Board member
Dr. William Messeiha Mikhail, Board member
Mr. Amin Hisham Ezz El Arab, Board member
Counsel Judge, Mahmoud Mohamed Fahmy, Board member
Mr. Mohamed Abdel Mon'eim Roshdy, Board member

The Meeting was also attended by the following persons:

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16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Chartered Accountant Hazem Hassan, Auditor of the Bank Accounts
Chartered Accountant Emad Hafez Ragheb, Auditor of the Bank Accounts
Dr. Yahia El Gamal, Legal Counsel of the Bank
Mr. Ossama Shehata El Sayed, as the representative of the General Capital Market Authority
Mr. Islam Dewidar, as the representative of the General Authority for Investment

The Chairman of the Assembly welcomed the attendants and declared that the percentage of the shareholders attending the Meeting amounted to 53.41% of the capital, according to the statement of the two Auditors in the Attendance Register; therefore the Meeting was declared as being valid.

The Chairman of the Meeting announced that the General Assembly has convened to deliberate on the subjects set forth in the Agenda, as follows:

First Resolution:
Board of Directors' Report

The Chairman of the Meeting requested Mr. Mahmoud Anwar Ismail, the General Manager of Financial and Administrative Affairs of the Bank, to read out the Board of Directors Report covering the activity of the Bank and the financial position during the fiscal year ending 31 December 2001. After the shareholders discussed the Report and addressed their appreciation to the Board of Directors and Bank employees for their distinguished level of performance despite the international and local circumstances, the General Assembly unanimously approved the Board of Directors Report.

The Report of the Two Auditors:

Upon the request of the Chairman of the Meeting, the Chartered Accountant Hazem Hassan, read out the Report of the two Auditors of the Bank, which covered the Balance Sheet and the Financial Statements of the Bank for the fiscal year ending 31 December, 2001. Mr. Hassan indicated that the two Auditors of the Bank had certified that the Balance Sheet and financial statements submitted by the Board of Directors to the shareholders reflected clearly and strongly the financial position of the Bank and the results of its business during the fiscal year ending 31 December 2001. Mr. Hassan added that the Balance Sheet and financial statements were prepared according to the Egyptian accounting standards and confirmed their regularity and that the financial statements conformed completely with the Bank records and books.

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16 October 2003	No	Yes	Arabic	English

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Mr. Hassan also indicated that one of the most important accounts to focus on when inspecting the accounts of financial institutions are the provisions. He confirmed that the provisions formed were completely sufficient to face the probabilities for which they were created and that there was no over estimation in setting up same.

The learned Auditor added that most of the establishments, whether financial institutions or others, were affected negatively by the fluctuations of the foreign exchange rates. However, the astute management of the Commercial International Bank in dealing with the currency possessions of the foreign currencies, had a great impact in protecting the Bank from potential losses in this respect, since the management had been continually prudent in maintaining the balance between assets and liabilities in foreign currencies. Additionally, the Bank has always been keen to maintain a complete balance between short-term liabilities and the corresponding short-term assets.

At the end of his Report, the Auditor indicated that the diversified portfolio of the Bank loans in relation to different businesses, such as industry, services, trade, etc has a great impact to reduce exposure to risk. He also confirmed that the capital efficiency ratio reached 12%, which was consistent with the targeted international ratios, which have not yet been applied in Egypt.

Second Resolution:
Approving the Balance Sheet, the Income Statement and the other Financial Statements for the Fiscal Year ending on 31 December 2001

The General Assembly unanimously approved the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2001. It also unanimously approved to authorize the Board of Directors of the Bank to use all or part of the General Risk Provision in order to support specific provisions, that the Board may deem fit. The General Assembly also authorized the Board of Directors to resolute authorizing the Board of Directors to transfer funds from the Bad Debt Provision and Investment Provision, should there be a surplus in either of them. In addition, the General Assembly unanimously authorized the Board of Directors to use all or part of the special provision that might appear under equities to support any of the provisions that cover specific identified risks as the Board may deem fit and after obtaining the approval of the Central Bank of Egypt in this concern. These authorizations shall remain valid, whether such provisions shall be used during the fiscal year of 2002 or the following years.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Third Resolution:
Approving the Dividend Account for the fiscal year 2001.

The Chairman submitted the dividend account proposed by the Board of Directors for the fiscal year 2001. After deliberations the General Assembly unanimously approved the dividend account for the fiscal year 2001, as follows:

Description	**LE**
• Net Profits for the fiscal year:	401,758,786
• Total Distributable Profits:	401,758,786
To be Distributed as Follows:	
• Legal Reserve:	20,087,939
• Shareholders' Dividends – First Share:	32,500,000
• Share of the Bank Staff:	40,175,878
• Remuneration of the Board of Directors:	6,026,382
• Shareholders' Dividends – Second Share:	211,250,000
• General Provision:	91,718,587
Total:	401,758,786

Fourth Resolution:
Approving the Appointments on the Board of Directors that took place since Last Ordinary General Assembly.

The Chairman submitted the Decision of the Board of Directors to appoint Mr. Mohamed Abdel Mon'eim Roshdy as a Board member, as of 1 March 2002, to replace the late Dr. Ibrahim Shehata.

The representative of the International Finance Corporation (IFC) explained that the Corporation has been a shareholder in the Bank since 1993, i.e. for approximately 10 years. He added It is still one of the major shareholders in the Bank, as it believes in the importance of the role played by the Bank in the Egyptian economy, in addition to being a profitable investment throughout those years despite the the prices of shares in the Egyptian Stock Exchange generally being low for some time. The IFC investment in the Bank is considered to be an important portion of the IFC's portfolio in Egypt and it looks forward to further cooperation with the Bank in various fields that serve the Egyptian Economy.

Translation of a Photocopy

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As for the item on the Agenda submitted to the General Assembly concerning the approval of the appointments that took place on the Board of Directors, IFC voted against the proposed appointment. Its contra-voting was not an objection against someone's character, but merely its position for the record. The grounds for this stance were Article 20 of the Articles of Association of the Bank, which partially reads as follows:

> *"It shall be taken into consideration when appointing the board members, that the shareholders shall be represented by a number of members corresponding to their capital share."*

In light of the statement of IFC, it aims to boost and activate cooperation with the Bank and nominate a representative on the Board of Directors of the Bank as soon as possible.

The Chairman of the Meeting, responded by clarifying that the IFC did not nominate or express same when the Board of Directors was set up in the previous General Assembly or at any of the meetings of the General Assembly, which included among other matters, the reformation of the Board of Directors. According to the law, every shareholder having the minimum stipulated by law and the Articles of Association of the Bank, may seek nomination upon the expiry of the duration period of the current Board of Directors. The General Assembly has the power to appoint Board members from amongst the nominees, taking into consideration all of the characteristics of the nominee. Furthermore, when the Manager of the IFC visited three weeks prior to convening of the General Assembly the situation was explained fully to him. Moreover, he wrote ten days before the General Assembly meeting requesting to join the Board of Directors of the current General Assembly. A written response was sent to him on 11 March 2002, which contained an objective and legal response and welcomed him in the forthcoming reformation of the Board of Directors.

Therefore, upon the aforementioned, the General Assembly – except for the representative of the IFC - resoluted the appointment of Mr. Mohamed Abdel Mon'eim Roshdy, as a member of the Board of Directors as of 1 March 2002. The General Assembly approved such appointment.

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Fifth Resolution:
Discharging the Liability of the Board Members in relation to the Fiscal Year Ending on 31 December 2001 and Setting up their Remuneration for the Year 2002

The Ordinary General Assembly unanimously agreed to discharge the members of the Board of Directors from liability in relation to the fiscal year ending on 31 December 2001. Furthermore, the General Assembly unanimously agreed upon setting the annual remuneration of the Board members for the year 2002, at the same amounts set for the previous years, i.e. LE42,000 (forty-two thousand Egyptian Pounds) as follows:

- LE27,000 (twenty-seven thousand Egyptian Pounds) as membership remuneration to be paid directly to the member, except for the representatives of the corporate personalities, where the said amount shall be paid to the entities which they are representing.

- LE15,000 (fifteen thousand Egyptian Pounds) as a travel allowance to be paid directly to the member without the need to submit any documents.

The Chairman of the Board of Directors, the Managing Director, the deputy of the Chairman of the Board of Directors and the deputy of the Managing Director, are not paid a travel allowance, because they are entitled to use a car with a driver.

The Chairman of the session advised the General Assembly that the Board of Directors resoluted that the full payment of the said travel allowance shall depend on the attendance of each member of the Board of Directors to its meetings held during the year. Other than these circumstances, the allowance shall be paid pro-rata according to the percentage of the sessions attended by each member with the number of the sessions held during the year, and shall be settled accordingly.

Sixth Resolution:
Appointment of the Two Auditors of the Bank's Accounts and Determination of their Fees for the Fiscal Year Ending on 31 December 2002

The General Assembly unanimously approved, the appointment of Chartered Accountant Mr. Hazem Hassen and Chartered Accountant Mr. Emad Hafez Ragheb as the two auditors of the Bank's accounts for the fiscal year ending 31 December 2002, at an annual set fee of fifty thousand Egyptian Pounds each, in addition to ten thousand Egyptian Pounds each for each quarter-annual inspection and issuing the reports related

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16 October 2003	No	Yes	Arabic	English

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thereto that shall be prepared according to the requirements of the General Capital Market Authority.

Seventh Resolution:
Authorizing the Board of Directors in Paying Donations During the Fiscal Year of 2002

The General Assembly unanimously approved to grant a general authorization to the Board of Directors for providing donations during the fiscal year 2002, for each donation exceeding one thousand Egyptian Pounds, which shall be granted according to the provisions of Article 101 of the Companies Act No. 159 of 1981.

The General Assembly was advised with the annual remuneration determined by the Board of Directors for the Managing Director, the Head and members of the Executive Committee, the Higher Administrative Committee and the Auditing Committee for the fiscal year 2002.

The General Assembly was advised with the resolution of the Board of Directors at its meeting held on 13 February 2002, for determining the annual remuneration of the Managing Director, the Head and members of the Executive Committee, the Higher Administrative Committee and the Auditing Committee for the fiscal year 2002 (to be paid at the same amounts as set up for the previous years, without increase).

The Agenda was concluded and the Head of the General Assembly declared the close of the Meeting at 1.00pm of the same day.

The Two Scrutineers
{*signature*}

The Secretary
{*signature*}

The Two Auditors
{*signature*}

The Head of the General Assembly
{*signature*}

{*Translator's Comment: this document is stamped with many unclear seals.*}

Translation Copy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

The General Authority for Investment and Free Zones
Legal Affairs Division
The Administration of the General Assembly

An Official Copy, Identical to the Original and under the Responsibility of the Company

The document attached hereto is an identical copy of the Minutes of the meeting of the Ordinary General Assembly of the Commercial International Bank held on Tuesday 19 March 2002, submitted to the Authority on 26 March 2002. This copy was submitted to the Company upon its request, in accordance with Article 302 of the Executive Regulations of Act 159 of 1981, after collecting the set fee of LE25.00, as per Receipt No. 655353, Group 529, dated 26 March 2002, without any responsibility on the part of the Authority towards the applicant or third party in relation to its contents. The Company shall have no claim against the General Authority for Investment and Free Zones in relation to the information and the procedures contained in the Minutes. The Minutes of the Meeting consists of nine pages only and was checked from a procedural aspect only.

Notes of the Authority

The Lawyer
{*Illegible signature*}

The Manager of the Legal Department
{*Illegible signature*}

The Manager of the Legal Affairs Division
{*Illegible signature*}

{*Translator's Comment: is stamped with the seals of the Legal Affairs Division of the General Authority for Investment.*}

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

2 /CMA

القاهرة في ٢٦ مارس ٢٠٠٢

السيد الاستاذ / رئيس الهيئة العامة لسوق المال

٢٠ شارع عمـــــاد الدين – القاهرة

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد
تاريخ
الموفقات

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ١٩ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الاحترام ،،،

د.رقيـــه رياض
مـــديـــر عام
القطاع القانوني

١

بسم الله الرحمن الرحيم

محضر اجتماع
الجمعية العامة العادية
المنعقدة في ١٩ مارس ٢٠٠٢

انعقدت الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) ش.م.م في الساعة الحادية عشر من صباح يوم الثلاثاء الموافق ١٩ مارس ٢٠٠٢ بفندق رويال ميريديان بالقاهرة. وذلك بناء علي الدعوة التي تم نشرها بالأهرام والأخبار والعالم اليوم والوفد ، بالإضافة الي إرسال الدعوة في نفس الوقت الي المساهمين بالبريد العادي .

وقد وقع السادة المساهمون في سجل الحضور .

****

تطبيقا لنص المادة ٤١ من النظام الأساسي للبنك ، فقد رأس الاجتماع السيد الاستاذ / محمود عبدالعزيز محمد رئيس مجلس الادارة والعضو المنتدب وعين كل من :

الدكتورة / رقيه رياض اسماعيـل	أمين سر الجمعية
السيـــد / محمود أنور اسماعيـل	جامع أصـوات
السيـــد / محمد عز الدين البرنس	جامع أصـوات

وقد أقرت الجمعية العامة هذا التعيين بالإجماع .

****

وتطبيقا لنص المادة ٦٠ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١ فقد حضر الاجتماع أعضاء مجلس الادارة الآتي أسماؤهم :

السيد الاستاذ / محمود منصور هلال	نائب رئيس مجلس الادارة
السيد الاستاذ / أحمد ضياء الدين فهمي	عضو المجلس
السيد الدكتور / وليم مسيحه ميخائيل	عضو المجلس
السيد الاستاذ / أمين هشام عز العرب	عضو المجلس
السيد المستشار/ محمود محمد فهمي	عضو المجلس
السيد الاستاذ / محمد عبدالمنعم رشدي	عضو المجلس

كما حضر الاجتماع كل من :

السيد المحاسب /حازم حسن	مراقب حسابات البنك
السيد المحاسب / عماد حافظ راغب	مراقب حسابات البنك
السيد الدكتور / يحيي الجمل	المستشار القانوني للبنك
السيد الاستاذ /اسامه شحاته السيد	عن الهيئة العامة لسوق المال
السيد الاستاذ / اسلام دويدار	عن الهيئة العامة للاستثمار

****

وقد استهل الرئيس الجلسة مرحبا بالسادة الحاضرين ، ثم أعلن سيادته أنه طبقا لما أثبته السيدان مراقبا الحسابات في سجل الحضور ، فان نسبة المساهمين قد بلغت ٥٣ر٤١ ٪ من رأس المال وبذلك يعتبر الاجتماع صحيحا .

ثم أعلن الرئيس أن هذه الجمعية قد انعقدت للمداولة في الموضوعات الواردة في جدول الأعمال على النحو التالي :

القرار الأول
تقرير مجلس الادارة

طلب الرئيس من السيد / محمود أنور اسماعيل مدير عام الشئون المالية والادارية بالبنك تلاوة تقرير مجلس الادارة عن نشاط البنك ومركزه المالي خلال السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، وبعد مناقشة التقرير وتوجيه التحية والتقدير من المساهمين الي مجلس ادارة البنك والعاملين به علي مستوي الأداء المتميز للبنك بالرغم من الأوضاع العالمية والمحلية ، أقرت الجمعية العامة بالإجماع تقرير مجلس الادارة .

تقرير مراقبي الحسابات

بناء علي طلب الرئيس قام المحاسب الاستاذ / حازم حسن بقراءة تقرير مراقبي حسابات البنك عن الميزانية والقوائم المالية عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، وأضاف الاستاذ/ حازم حسن أن مراقبي الحسابات يشهدون بأن الميزانية والقوائم المالية المقدمة من مجلس الادارة للمساهمين تعبر بصورة قوية وواضحة عن المركز المالي للبنك وعن نتائج أعماله عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، وأن الميزانية والقوائم المالية أعدت طبقا لقواعد المحاسبة المصرية ، وأكد سيادته علي أن القوائم المالية تتفق تماما مع ما هو وارد بسجلات البنك ودفاتره وأكد علي انتظام سجلات البنك ودفاتره .

كما أشار السيد مراقب الحسابات الي أن أهم ما يتم التركيز عليه عند فحص المؤسسات المالية هي المخصصات ، وأكد علي أن المخصصات التي تم تكوينها كافية تماما لمقابلة الاحتمالات المكون بشأنها هذه المخصصات ، كما أنه ليس هناك مغالاة غير عادية في المخصصات .

وأضاف السيد مراقب الحسابات الي أن غالبية المؤسسات سواء المالية أو غير المالية تأثرت بتغير سعر الصرف تأثيرا سلبيا إلا أن الادارة الحكيمة للبنك التجاري الدولي لمراكز العملات كان

لها الفضل في حماية البنك من الخسائر في هذه الناحية نظراً لحرصها الدائم علي التوازن بين الأصول والخصوم بالعملة الأجنبية ، كما يحرص البنك علي التوازن التام بين الالتزامات قصيرة الأجل والأصول قصيرة الأجل المقابلة لها .

وفي نهاية تقريره أشار السيد مراقب الحسابات الي تميز محفظة قروض البنك بالتنوع بين أوجه النشاط المختلفة من صناعة وخدمات وتجارة وغيرها مما يكون لهذا التنوع أثره الكبير من تقليل المخاطر . وأكد سيادته أن معدل كفاية رأس المال يصل الي ١٢٪ ويتفق مع المعدلات العالمية المستهدفة والتي لم يتم تطبيقها حتي الآن في مصر .

القرار الثاني

التصديق علي الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ .

صدقت الجمعية العامة بالإجماع علي الميزانية وقائمة الدخل والقوائم المالية الأخرى عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، كما قررت الجمعية العامة بالإجماع تفويض مجلس ادارة البنك في استخدام كل أو جزء من مخصص المخاطر العامة لتدعيم مخصصات محددة بذاتها التي يراها المجلس ، وكذلك تفويض مجلس الادارة في النقل بين كل من مخصص الديون المشكوك فيها ومخصص الاستثمار في حالة وجود فائض بأي منهما . كما فوضت الجمعية العامة بالإجماع مجلس الادارة في استخدام كل أو جزء من الاحتياطي الخاص الذي يظهر ضمن حقوق الملكية لتدعيم أي من المخصصات التي تغطي مخاطر بعينها وفقا لما يراه مجلس الادارة وبعد الحصول علي موافقة البنك المركزي المصري في هذا الشأن ، وتستمر التفويضات المشار اليها سواء تم الاستخدام في السنة المالية ٢٠٠٢ أو في السنوات التالية لها .

القرار الثالث

الموافقة علي حساب توزيع الأرباح

عن عام ٢٠٠١

عرض الرئيس حساب توزيع الأرباح المقترح من مجلس الادارة عن عام ٢٠٠١ ، وبعد المناقشات وافقت الجمعية العامة بالإجماع علي حساب التوزيع عن عام ٢٠٠١ وفقا لما يلي :

	جنيه مصري
- صافي أرباح العام	٤٠١٫٧٥٨٫٧٨٦
اجمالي الأرباح القابلة للتوزيع	٤٠١٫٧٥٨٫٧٨٦

توزع كالآتي :-

- احتياطي قانوني	٢٠٫٠٨٧٫٩٣٩
- توزيعات المساهمين - حصة أولي	٣٢٫٥٠٠٫٠٠٠
- حصة العاملين بالبنك	٤٠٫١٧٥٫٨٧٨
- مكافأة أعضاء مجلس الادارة	٦٫٠٢٦٫٣٨٢
- توزيعات للمساهمين - حصة ثانية	٢١١٫٢٥٠٫٠٠٠
- احتياطي عام	٩١٫٧١٨٫٥٨٧
الاجمالي	٤٠١٫٧٥٨٫٧٨٦

القرار الرابع

إقرار التعيينات التي تمت في عضوية مجلس الادارة منذ آخر اجتماع للجمعية العامة العادية .

عرض الرئيس قرار مجلس ادارة البنك بتعيين السيد الاستاذ / محمد عبدالمنعم رشدي عضوا بمجلس الادارة اعتبارا من أول مارس ٢٠٠٢ في المكان الذي خلا بوفاة المرحوم الدكتور / ابراهيم شحاته .

وقد أشار ممثل مؤسسة التمويل الدولية IFC الي أن المؤسسة مساهم في البنك منذ ١٩٩٣ أي قرابة ١٠ أعوام ، ومازلنا من أكبر المساهمين في البنك هذا ايمانا بالدور المهم الذي يلعبه البنك في الاقتصاد المصري وكان أيضا استثمارا مربحا علي مر السنين بالرغم من ضعف أسعار الأسهم بصفة عامة في البورصة المصرية منذ فترة ، ويعتبر استثمار الـ IFC في البنك جزء مهم من محفظة الـ IFC في مصر ونتطلع من خلال هذه المساهمة الي مزيد من التعاون مع البنك في مجالات مختلفة في خدمة الاقتصاد المصري .

وبالنسبة للبند المعروض علي الجمعية الخاص بإقرار التعيينات التي تمت في عضوية مجلس الادارة فإن IFC تصوت ضد التعيين المقترح . هذا التصويت ليس اعتراضا علي شخص أحد ولكنه لتسجيل موقف . هذا الموقف يستند الي المادة ٢٠ من النظام الأساسي للبنك الذي يقول في جزء منه " يراعي في تعيين أعضاء المجلس أن يمثل مالكو الأسهم بعدد من الأعضاء يتناسب مع نسبة أنصبتهم في رأس المال " .

في ضوء هذا وفي ضوء ما ذكرته من رغبة الـ IFC في زيادة وتفعيل التعاون مع البنك تتطلع الـ IFC الي ترشيح من يمثلها في مجلس ادارة البنك في أقرب فرصة .

وقد قام رئيس الجلسة بالرد موضحا أن هيئة التمويل الدولية لم تتقدم بالترشيح أو بإبداء الرغبة عند تشكيل مجلس الادارة في اجتماع الجمعية السابق ، أو في أي من الاجتماعات التي يكون من بين المسائل المعروضة فيها إعادة تشكيل مجلس الادارة ، وأنه طبقا للقانون يحق لكل مساهم

مالك للحد الأدنى الذي حدده القانون والنظام الأساسي للبنك التقدم بالترشيح عند انتهاء مدة المجلس الحالي ، والجمعية العامة هي التي تقرر اختيار أعضاء المجلس من بين المرشحين أخذة في الاعتبار كافة مقومات المرشح . كما أن مدير مؤسسة التمويل الدولية سبق أن زارني منـذ ثلاثة أسابيع سابقة علي الجمعية ، وشرحت له الموقف تماما ، بل كتب لى منذ عشرة أيام سابقة علي الجمعية يطلب أن ينضم للمجلس في الجمعية الحالية ، وتمت الكتابة اليه بتـاريخ ١١ مارس ٢٠٠٢ برد موضوعي وقانوني ، مع ترحيب بهم في أول تشكيل لمجلس الادارة .

وبعد إثبات ما تقدم أقرت الجمعية فيما عدا ممثل مؤسسة التمويل الدولية تعيين السيـد الاستاذ / محمد عبدالمنعم رشدي عضوا بمجلس الادارة اعتبارا من أول مارس ٢٠٠٢ .
وقد أقرت الجمعية العامة هذا التعيين .

القرار الخامس

إخلاء طرف السادة أعضاء مجلس الادارة عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، وتحديد مكافأتهم عن عام ٢٠٠٢ .

وافقت الجمعية العامة العادية بالإجماع علي إخلاء طرف السادة أعضاء مجلس الادارة عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠١ ، كما وافقت بالإجماع علي تحديد المكافأة السنوية للسادة أعضاء مجلس الادارة عن عام ٢٠٠٢ بذات المبالغ التي كانت مقررة في السنوات السابقـة بواقع ٤٢٫٠٠٠ جم (اثنان وأربعون ألف جنيه) علي النحو التالي :

- مبلغ ٢٧٫٠٠٠ جم (سبعة وعشرون ألف جنيه مصري) مكافأة عضوية يتم صرفه للعضو مباشرة فيما عدا ممثلي الأشخاص الاعتبارية فيتم صرف هذا المبلغ الي الجهات التي يمثلونها .

- مبلغ ١٥٫٠٠٠ جم (خمسة عشر ألف جنيه مصري) مصروفات انتقال يتم صرفه الي العضـو مباشرة دون الحاجة الي تقديم مستندات .

ونظرا لأنه يحق لكل من السيد رئيس مجلس الادارة والعضو المنتدب والسيد نائب رئيس مجلس الادارة والسيد نائب العضو المنتدب استخدام سيارة بسائق فلا يصرف لسيادتهم مصروفات الانتقال .

وأحاط رئيس الجلسة الجمعية بأن مجلس الادارة قرر أن يرتبط صرف مبلغ المكافأة المقرر بالكامل بحضور عضو مجلس الادارة اجتماعات مجلس الادارة التي تعقد خلال السنة ، وفي غير هذه الأحوال تصرف المكافأة بنسبة عدد الجلسات التي حضرها العضو الي عدد الجلسات التي عقدت خلال العام وتتـــم التسوية تبعا لذلك .

القرار السادس

تعيين مراقبي حسابات البنك وتحديد أتعابهما عن السنة المالية المنتهيــــــــــــــــــة في ٣١ ديسمبر ٢٠٠٢ .

وافقت الجمعية بالإجماع علي تعيين المحاسب السيد / حازم حسن والمحاسب السيد / عماد حافظ راغب مراقبين لحسابات البنك عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ ، وذلك بأتعاب سنوية قدرها خمسون ألف جنيه لكل منهما، بالإضافة الي أتعاب قدرها عشرة آلاف جنيه لكل منهما عن كل فحص ربع سنوي وإصدار التقارير الخاصة به والذي يعد وفقا لمتطلبات الهيئة العامة لسوق المال .

القرار السابع

الترخيص لمجلس الادارة في تقديم التبرعات خلال عام ٢٠٠٢

وافقت الجمعية العامة بالإجماع علي منح مجلس الادارة ترخيصا عاما لتقديم تبرعات خلال عام ٢٠٠٢ يزيد كل منها عن ألف جنيه مصري ، وتمنح وفقا لما ورد بالمادة ١٠١ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١ .

إحاطة الجمعية العامة بالمكافأة السنوية التي قررها مجلس الادارة للعضو المنتدب ولرئيس وأعضاء اللجنة التنفيذية ولجنة الادارة العليا ولجنة المراجعة لعام ٢٠٠٢ .

أحيطت الجمعية العامة علما بقرار مجلس الادارة في اجتماعه بتاريخ ١٣ فبراير ٢٠٠٢ الخاص بتحديد المكافأة السنوية للعضو المنتدب و لرئيس وأعضاء اللجنة التنفيذية ولجنة الادارة العليا ولجنة المراجعة لعام ٢٠٠٢ وهي بذات المبالغ التي كانت مقررة في الأعوام الماضية دون زيادة .

وبانتهاء جدول الأعمال أعلن الرئيس انفضاض الاجتماع حيث كانت الساعة الواحدة من بعد ظهر نفس اليوم .

جامعا الأصوات	أمين السر	مراقبا الحسابات

الرئيس

الهيئة العامة لشئون المطابع الأميرية ٤٦٢٢ س ٢٠٠١ - ٥٠٠٠

الهيئة العامة للاستثمار والمناطق الحرة

قطاع الشئون القانونية

إدارة الجمعيات العامة

صور رسمية طبق الأصل وتحت مسئولية الشركة

المسطر بعاليه صورة طبق الأصل من محضر اجتماع الجمعية (العادية - ~~غير العادية~~)

لشركة : [illegible]

المنعقد يوم [illegible] الموافق ١٩ / ٢ / ٢٠٢٠ والمقدمة إلى الهيئة بتاريخ : ٢٦ / ٢ / ٢٠٢٠

وقد أعطيت هذه الصورة إلى الشركة بناء على طلبها تنفيذا للمادة ٣٠٢ من اللائحة التنفيذية للقانون رقم ١٥٩ لسنة ١٩٨١ بعد سداد الرسم المقرر قدره ٢٥ جم بموجب إيصال رقم ٥٥٢٥٠ مجموعة (٥٢٩) بتاريخ ٢٦ / ٢ / ٢٠٢٠

وذلك دون أدنى مسئولية على الهيئة قبل الطالب والغير عما ورد بها من بيانات ، ولا يحق للشركة الرجوع على الهيئة العامة للاستثمار والمناطق الحرة بشأن ما ورد بالمحضر من بيانات وما تضمنه من إجراءات . والمحضر مكون من عدد ([illegible]) صفحة لاغير ، هذا وقد روجع من الناحية الإجرائية فقط .

ملاحظات الهيئة :

المحامى | مدير الإدارة القانونية | رئيس قطاع الشئون القانونية

[illegible] | [illegible] | [illegible]

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 30 April 2002

To: Mr. Ahmed Saad, Head of the Market Transactions Division, General Capital Market Authority, Cairo

Re: **Coupon No. 10 Concerning the Bonds of the Commercial International Bank (First Issue)**

Kindly be advised that the interest due for coupon No. 10 of the Bonds of the Commercial International Bank (First Issue) amounts to LE44.63 per Bond at the rate of 9% per annum.

The said coupon No. 10 shall be paid on Thursday 16 May, 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at 15 May 2002. The payment shall be effected through the branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

{Translator's Comment: there is a hand written note confirming receipt of original by someone called "Maissa" on 8 May 2002.}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

القاهرة في ٣٠ إبريل ٢٠٠٢

السيد الأستاذ / أحمـــد سعـــد
رئيس قطاع عمليات السوق
الهيئة العامة لسوق المال

تحية طيبة و بعد ،،،

الموضوع : الكـوبـون رقـم (١٠) الخـاص بسندات البنك التجارى الدولى (الإصدار الأول)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (١٠) لسندات البنك التجارى الدولى (الإصدار الأول) مبلغ ٦٣و٤٤ جم لكل سند بواقع ـو٩ % سنوياً .

و سوف يتم صرف الكوبون رقم (١٠) يوم الخميس الموافق ٢٠٠٢/٥/١٦ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأربعاء ٢٠٠٢/٥/١٥ و سيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفـــان
مديـر عام الشئون المـــاليـــة

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
21/23 Charles de Gaulle St. Giza, P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx: 2 1235 - 21912 - 94348 - 92394 CNBCA UN

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 11 September 2002
To: Chairman of the General Capital Market Authority

Kindly be advised that the Board of Directors of our Bank has decided the following during its session held on 10 September 2002, pursuant to the Decree of the General Capital Market Authority No. 30 of 2002 in relation to the rules of registration and the continuation of and striking-off of registration of the securities listed in the Cairo and Alexandria Stock Exchange:

Appointing:
- Mr. Amin Hisham Ezz El Arab, as the Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, as the Vice-Chairman and a Managing Director, instead of Mr. Mahmoud Mansour Ali Helal (the ex Vice-Chairman).
- Mrs. Sahar Mohamed Ali El Sallab, as Managing Director
- Mr. Mahmoud Mansour Ali Helal – Board Member – as a Consultant for the Bank.

Therefore, the Board of Directors is as follows:
- Mr. Amin Hisham Ezz El Arab, Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, Vice-Chairman and a Managing Director.
- Mrs. Sahar Mohamed Ali El Sallab, Managing Director
- Mr. Mahmoud Mansour Ali Helal, a Board Member and Consultant for the Bank.
- Mr. William Messiha Mikhael, a Board Member
- Mr. Mahmoud Mohamed Fahmy, a Board Member
- Mr. Naser Sayed Hassan El Qady, a Board Member

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

{Translator's Comment: the document is stamped with the seal of the General Department for Administrative Affairs, General Capital Market Authority evidencing receipt thereof on 12 September 2002, without attachments.}

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

7/26

القاهرة في ١١ سبتمبر ٢٠٠٢

السيد الأستاذ / رئيس الهيئة العامة لسوق المال
الهيئة العامة لســـوق المال

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد
تاريخ: ١٢ / ٩ / ٢٠٠٢

تحية طيبة وبعد ، ، ،

تطبيقاً لقرار الهيئة العامة لسوق المال رقم (٣٠) لسنة ٢٠٠٢ بشأن قواعد قيد وإستمرار قيد وشطب الأوراق المالية ببورصتى الأوراق المالية بالقاهرة والأسكندرية .

نحيط سيادتكم علماً بأن مجلس إدارة مصرفنا قرر فى جلسته المنعقدة فـــى ٢٠٠٢/٩/١٠ الآتـــــــى :-

- تعيين السيد / أمين هشام عز العرب رئيساً لمجلس إدارة البنك وعضواً منتدباً
- تعيين السيد / محمــد حمــدان عشمــاوى نائبــاً لرئيـــس مجلــس الإدارة بــدلاً مــن السيد / محمود منصور على هلال وعضواً منتدباً .
- تعيين السيدة / سحر محمد على السلاب عضواً منتدباً
- تعيين السيد / محمود منصور على هلال – عضو مجلس الإدارة – مستشاراً للبنك .

وعليه يكون تشكيل مجلس الإدارة كما يلى :-

- السيد / أمين هشام عز العرب	رئيس مجلس الإدارة وعضواً منتدباً
- السيد / محمد حمدان عشماوى	نائب رئيس مجلس الإدارة وعضواً منتدباً
- السيدة /سحر محمد على السلاب	عضواً منتدباً
- السيد / محمود منصور على هلال	عضو مجلس إدارة ومستشاراً للبنك
- السيد / وليم مسيحه ميخائيل	عضو مجلس إدارة
- السيد / محمود محمد فهمى	عضو مجلس إدارة
- السيد / ناصر السيد حسن القاضى	عضو مجلس إدارة

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون الماليـــــة

مركز الترجمة المعتمدة
يوسف وشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza
(Form 230)

Coupon Payment Data

Bank Name: Commercial International Bank (Egypt)

Liaison Officer: Sahar Mohammed El Sallab

Payment Coupon Number	Coupon No. 7, Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue).
Net Value & Currency	LE51.95 @ 10.25% per annum
Duration Period	From 10 May 2002 until 10 November 2002

The abovementioned data has been prepared under the responsibility of the Bank pursuant to the disclosure requirements stipulated in the Rules for listing securities at the Stock Exchange, as per Decree No. 30 dated 18 June 2002, issued by the General Capital Market Authority. The Bank declares being responsible for the validity of such data.

Liaison Officer
{*left blank*}

Financial Manager
{*Illegible signature*}

Chairman of the Board of Directors & General Manager
{*left blank*}

Bank Seal
{*left blank*}

{*Translator's Comment: This document is stamped with the Seal of the Financial Management, Commercial International Bank (Egypt), Head Office.*}

This is a Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

)isclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. *This includes but* ıot limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, ncluding omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

نموذج رقم (٢٣٠)

0

بيانات توزيعات الكوبونات

- إسم البنك : التجارى الدولى (مصر)
- مسئول الاتصال: سحر محمد السلاب

رقم الكوبون المنصرف:	الكوبون رقم (٧) سندات التجارى الدولى – الإصدار الثانى
القيمة الصافية و عملتها:	٩٥و٥١ جنيه مصرى بواقع ٢٥و١٠% سنوياً
فترة التوزيـــــع	عن الفترة من ٢٠٠٢/٥/١٠ إلى ٢٠٠٢/١١/١٠

تم إعداد البيانات المذكورة تحت مسئولية إدارة البنك و ذلك طبقا لمتطلبات الافصاح الواردة بقواعد قيد الاوراق المالية بالبورصة و الصادرة بقرار هيئة سوق المال رقم (٣٠) بتاريخ ٢٠٠٢/٦/١٨ و يقر البنك بمسئوليته عن صحة ما ورد بهذه البيانات.

مسئول الاتصال | المدير المالي | رئيس مجلس الادراة أو العضو المنتدب

ختم البنك:

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٢ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: Head of the Central Department for Financial Analyses & Calculation Experts, General Capital Market Authority, Cairo

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, after being approved by the Board of Directors of the Bank during its session held on 28 January 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Central Department for Financial Analyses & Calculation Experts on 29 January 2003.*}

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but nc limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, includin omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

Certified Translation Center
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365/CMA

القاهرة فى ٢٨ يناير ٢٠٠٣

السيد الأستاذ / رئيس الإدارة المركزية
للخبرة الحسابية والتحليل المالى
الهيئة العامة لسوق المال - القاهرة

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وكـذا تقرير مراقبـي حسـابات البنك عـن السنة المالية المنتهـية فـي ٣١ ديسمبر ٢٠٠٢ وذلك بعد إعتمادها مـن مجلـس إدارة البنك فـي جلسته المنعقـدة بتاريخ ٢٨ يناير ٢٠٠٣ .

٢٠٠٣/١/٢٩

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان	**محمود أنور إسماعيل**
مدير عام الشئون الماليـة	مدير عام القطاع المالـي

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Translation of Photocopy

Commercial International Bank (Egypt) S.A.E., Giza

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

To: Chairman of the General Capital Market Authority

Re: Call for Convening Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt has the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom to review the following agenda:

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.

(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(4) Approving the Dividend Account for the fiscal year of 2002.

{Translator's Comment: this document was received by the General Department for Administrative Affairs, General Capital Market Authority on 29 January 2003 with no incoming reference number or attachments.}

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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السيد الأستاذ / رئيس الهيئة العامة لسوق المال

1/CMA

البنك التجاري الدولي (مصر) ش.م.م.

رأس المال المرخص به ١٥٠٠ مليون جنيه مصري

رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصري

المركز الرئيسي ٢١/٢٣ شارع الجيزة – الجيزة

سجل تجاري رقم ٦٩٨٢٦ الجيزة

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد
تاريخ ٢٩/١/٢٠٠٣

دعوة

لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس ادارة البنك التجاري الدولي (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده في الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣ .

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين .

وذلك للنظر في جدول الأعمال التالي :

(١) تقرير مجلس الادارة عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٢) تقرير مراقبي الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى ، وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٣) التصديق على الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٤) الموافقة على حساب توزيع الأرباح عن عام ٢٠٠٢ .

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 27 February 2003

To: Head of the Central Department for Financial Analyses & Calculation Experts, General Capital Market Authority, Cairo

Re: The Dividends of the Commercial International Bank (Egypt) for the Fiscal Year Ending 31 December 2002

Kindly be advised that the Ordinary General Assembly of the Bank held on 27 February 2003, approved the Bank dividends to be given to the shareholders for the fiscal year ending 31 December 2002, on the settlement date 19 March 2003 for the transactions carried out until the session that shall be held on 17 March 2003, as follows:

Coupon Value	LE3.00
Coupon Number	27
Payment Date	As of 20 March 2003
Place of Payment	Through the payment outlets of Misr Company for Clearing, Settlement and Central Keeping

It should be noted that the said decisions shall be published in the daily newspapers of tomorrow, 28 February 2003.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of Head of the Central Department for Financial Analyses, Information & Calculation Experts, the General Capital Market Authority on 2 March 2003.*}

Translation of photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but nc limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, includin omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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القاهرة في ٢٧ فبراير ٢٠٠٣

٢١٢ ٩٥/CMA

السيد الأستاذ / رئيس الإدارة المركزية
للخبرة الحسابية والتحليل المالى
الهيئة العامة لسوق المال - القاهرة

تحية طيبة وبعد ،،،

الموضوع : توزيعات أرباح البنك التجارى الدولى (مصر) عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

نتشرف بالإفادة بأن الجمعية العامة العادية للبنك والمنعقدة بتاريخ ٢٧ فبراير ٢٠٠٣ قد اعتمدت توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢مستحقة لمالكى الأسهم فى تاريخ تسوية يوم ٢٠٠٣/٣/١٩ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٣/١٧ وذلك كما يلى :-

- قيمة الكوبون : --و٣ جنيه مصرى
- رقم الكوبون : (٢٧)
- تاريخ الصرف : إعتباراً من ٢٠٠٣/٣/٢٠
- مكان الصرف : عن طريق منافذ صرف شركة مصر للمقاصةوالتسوية والحفظ المركزى .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٨ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الإحترام

الهيئة العامة لسوق المال
قطاع الخبرة الحسابية والتحليل المالي والمعلومات
رقم الحضور
مرفقات
التاريخ ٢ / ٣ / ٢٠٠٣

نجيب زعفان
مدير عام الشئون المالية

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Office of the Chairman & Managing Director

Cairo on 18 March 2003

To: Chairman of the General Capital Market Authority

Kindly find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the shareholders of the Commercial International Bank, (Egypt), held on 27 February 2003.

With full respect,

Hisham Ezz El Arab
{*Illegible signature*}

Translation of a photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but no limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, includin omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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ommercial International Bank (Egypt) S.A.E

CHAIRMAN
& Managing Director

البنك التجاري الدولي (مصر) ش.م.م
رئيس مجلس الإدارة
والعضو المنتدب

القاهرة في ١٨ مارس ٢٠٠٣

السيد الأستاذ / رئيس الهيئة لسوق المال

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ٢٧ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الاحترام ،،،

هشام عز العرب

عمارة برج النيل ٢١/٢٣ شارع شارل ديجول – الجيزة سابقاً – الجيزة ص ب : ٢٤٣٠ القاهرة – ت : ٧٤٨١٧٩٧ – ٥٦٩١٨٥٢ (مباشر) س ت : ٦٩٨٢٦ – فاكسيملي : ٦٨٣٨٤٤

مَرْكَز التَّرْجَمَة المُعتَمَدة
يوسف ومشاركوه
مُتَرْجِمون مُعْتَمَدون ومُحَلَّفون

Commercial International Bank (Egypt) S.A.E., Giza
(Form 230)

Coupon Payment Data

Bank Name: Commercial International Bank (Egypt)

Liaison Officer: Sahar Mohamed El Sallab

Payment Coupon Number	Coupon No. 8, Commercial International Bank (Egypt) S.A.E. (Second Issue)
Net Value & Currency	LE51.11 @ 10.25% per annum
Duration Period	From 11 November 2002 until 11 May 2003

The abovementioned data has been prepared under the responsibility of the Bank pursuant to the disclosure requirements stipulated in the Rules for listing securities at the Stock Exchange, as per Decree No. 30 dated 18 June 2002, issued by the General Capital Market Authority. The Bank declares being responsible for the validity of such data.

Financial Manager **Liaison Officer**

Mahmoud Anwar
General Manager of Financial Division
{Illegible signature}

Sahar El Sallab
Managing Director
{Illegible signature}

{The Seal of the Financial Management, Commercial International Bank (Egypt), Head Office.}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but nc limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, includin omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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نموذج رقم (٢٣٠)

بيانات توزيعات الكوبونات

- إسم البنك : التجارى الدولى (مصر)
- مسئول الاتصال : سحر محمد السلاب

رقم الكوبون المنصرف:	الكوبون رقم (٨) سندات التجارى الدولي – الإصدار الثانى
القيمة الصافية و عملتها	١١و٥١ جنيه مصرى بواقع ٢٥و١٠% سنوياً
فترة التوزيع	عن الفترة من ٢٠٠٢/١١/١١ إلى ٢٠٠٣/٥/١١

تم إعداد البيانات المذكورة تحت مسئولية إدارة البنك و ذلك طبقاً لمتطلبات الافصاح الواردة بقواعد قيد الأوراق المالية بالبورصة و الصادرة بقرار هيئة سوق المال رقم (٣٠) بتاريخ ٢٠٠٢/٦/١٨ و يقر البنك بمسئوليته عن صحة ما ورد بهذه البيانات .

المـديـر المالـى

محمود أنور
مدير عام القطاع المالى

مسئول الاتصال

سحر السلاب
العضـو المنتـدب

ختم البنك

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 29 July 2003

To: General Capital Market Authority, Cairo

Attention: The Head of the Central Administration of Financial Analyses & Calculation Experts

Re: **Balance Sheet & Financial Statements for the Second Quarter of the Fiscal Year 2003**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements concerning the Bank, as well as the Report of the two Auditors for the second quarter of the Fiscal year 2003, after being approved by the Board of Directors of the Bank during its session held on 29 July 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial Division
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the General Authority for Investment, Department of Financial Analyses & Calculation Experts, evidencing receipt thereof on 30 July 2003.*}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:



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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجــيزة

القاهرة فى ٢٩ يوليو ٢٠٠٣

السيد الأستاذ / رئيس الإدارة المركزية
للخبرة الحسابية والتحليل المالى
الهيئة العامة لسوق المال - القاهرة

تحية طيبة وبعد ، ، ،

الموضوع : المركز المالى والقوائم المالية عن الربع الثانى من عام ٢٠٠٣

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والمركز المالى والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن الربع الثانى من عام ٢٠٠٣ وذلك بعد إعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ٢٩ يوليو ٢٠٠٣ .

الهيئة العامة لسوق المال
قطاع الخبرة الحسابية والتحليل المالي والمعلومات
رقم الوارد   مرفقات
التاريخ ٣٠ / ٧ / ٢٠٠٣   التوقيع

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان	محمود أنور إسماعيل
مدير عام الشئون المالية	مدير عام القطاع المالـــى

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٢١٧٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 2 November 2003

Attention: Mr. Ahmed Saad, Head of the Market Transactions Division, General Capital Market Authority.

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 9 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

With full respect;

Mahmoud El-Kholy
{*Illegible Signature*}
Assistant General Manager, Financial Department

{*Translator's Comment: There is handwritten note evidencing receipt thereof dated 3 November 2003.*}

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

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Commercial International Bank (Egypt)S.A.E. CIB البنك التجاري الدولي (مصر) ش.م.م
Giza الجيزة

القاهرة فى ٢ نوفمبر ٢٠٠٣

السيد الأستاذ/ أحمد سعد
رئيس قطاع عمليات السوق
الهيئة العامة لسوق المال

تحية طيبة و بعد ،،،

الموضوع : **الاستهلاك المعجل لسندات البنك التجارى الدولى – الإصدار الثانى وصرف عائد الكوبون الخاص بها رقم (٩)**

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172
Financial Controls Dept.

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 February 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Attention: Security Department

Re: **Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2001**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2001, after being approved by the Board of Directors of the Bank during its session held on 13 February 2002.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the Central Bank of Egypt evidencing receipt thereof on 14 February 2002.*}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 February 2002

To: Stock Exchange Studies Department, General Administration for Securities & Loans, Central Bank of Egypt, Cairo

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2001

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2001, after being approved by the Board of Directors of the Bank during its session held on 13 February 2002.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: the document is stamped with the seal of the Central Bank of Egypt evidencing receipt thereof on 14 February 2002.}

Translation of Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

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28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
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Website: www.certified-translators.net

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 February 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2001

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2001, after being approved by the Board of Directors of the Bank during its session held on 13 February 2002.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 14 February 2002.*}

Translation of Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

348/CBE

القاهرة فى ١٣ فبراير ٢٠٠٢

السيد الأستاذ / مدير عام الرقابة على البنوك
البنـــك المركـــزى المصـــرى
القاهـــــرة

عناية إدارة الأمـــــن

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم الماليـــة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكـــم طيه نسخة مـــن تقرير مجلـــس الإدارة و الميزانية والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن السنة المالية المنتهيـة فى ٢٠٠١/١٢/٣١ وذلك بعد إعتمادهـا مـن مجلس إدارة البنـك فـى جلســـته المنعقـــدة بتاريـخ ١٣ فبراير ٢٠٠٢.

وتفضلوا بقبول فائق الإحترام ،

محمود أنور إسماعيل
مدير عـــام الشئـــون
الماليـة والإداريـــة

نجيب زعفان
مدير عام الشئون الماليـــة

رة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 2 1235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

388/CBE

القاهرة فى ١٣ فبراير ٢٠٠٢

السادة / الإدارة العامة للأوراق المالية والقروض
إدارة دراسات سوق الأوراق المالية
البنك المركزى المصرى - القاهرة

تحية طيبة وبعد ، ،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك وذلك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ وذلك بعد إعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ١٣ فبراير ٢٠٠٢.

وتفضلوا بقبول فائق الإحترام ، ، ،

البنك المركزى المصرى - القاهرة
١٤ فبراير ٢٠٠٢
الوارد

نجيب زعفان	**محمود أنور إسماعيل**
مدير عام الشئون الماليـــة	مدير عـــام الشئـــون الماليـة والإداريـــة

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

C[illegible]ial International Bank (Egypt)S.A.E. — CIB — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

القاهرة فى ١٣ فبراير ٢٠٠٢

السيد الأستاذ / مدير عام الرقابة على البنوك

البنك المركزى المصرى

القاهـــــــرة

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، نتشرف بـأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائـــم المـــالية للبنك وكـــذا تقرير مراقـــبى حســـابات البنك وذلك عـن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ ، وذلك بعد إعتمادها مـــن مجلـــس إدارة البنك فـــى جلسته المنعقدة بتاريخ ١٣ فبراير ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

البنك المركزى المصرى
إدارة الرقابة على البنوك
تاريخ الوصول ١٤ فبراير ٢٠٠٢
تاريخ الحيزة ....

نجيب زعفان
مدير عام الشئون الماليـــــة

محمود أنور إسماعيل
مدير عـــام الشئـــون
الماليــة والإداريــــة

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 12 March 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Kindly find attached herewith "**(Form No. 2): Banking & Credit**" concerning the amendment of data registration:

Article 12 – Names of the Members of the Board of Directors

- Removing the name of Dr. Ibrahim Fahmy Ibrahim Shehata from the membership of the Board of Directors due to his death.
- Appointing Mr. Mohamed Abdel Mon'eim Roshdy as a member on the Board of Directors of the Commercial International Bank (Egypt), as of 1 March, 2002.

We also have the pleasure to attach the Decision of the Board of Directors to appoint him, together with the Statutory Declaration of accepting the said appointment and the Status Report of the said Gentleman.

Kindly be advised of the above.

With full respect,

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt, evidencing receipt of the document on 14 March 2002.*}

Translation Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	Original	Photocopy	Source Language	Target Language
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

18/26

القاهرة فى ١٢ مارس ٢٠٠٢

السادة / الرقابة على البنوك
البنك المركزى المصرى ـ القاهرة

تحية طيبة و بعد ،،،

نتشرف بأن نرفق طية نموذج رقم (٢) بنوك و إئتمان الخاص بطلب تعديل بيانات التسجيل كالتالى :-

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

- رفع أسم السيد الدكتور / إبراهيم فهمى إبراهيم شحاته من عضوية مجلس إدارة البنك لوفاته.

- تعيين السيد الأستاذ / محمد عبد المنعم رشدى عضواً بمجلس إدارة البنك التجارى الدولى (مصر) إعتباراً من أول مارس ٢٠٠٢ .

ونتشرف بأن نرفق طيه مستخرج من قرار مجلس الإدارة بتعيين سيادته بالإضافة إلى إقرار قبول التعيين و بيان الحالة الخاص بسيادته .

برجاء العلم و الإحاطة.

و تفضلوا بقبول فائق الاحترام ،،،

محمود أنور إسماعيل
مدير عام الشئون
المالية و الإدارية

البنك المركزى المصرى
إدارة الرقابة على البنوك
١٤ مارس ٢٠٠٢
تاريخ الو...
تاريخ ...

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.
2. **Registration Number & Date**: 54 on 13 August 1975
3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.
4. **Required Amendment Data**:

Article 12, Name of Members of the Board of Directors

- Removing the name of Dr. Ibrahim Fahmy Ibrahim Shehata from the membership of the Board of Directors due to his death; and
- Appointing Mr. Mohamed Abdel Mon'eim Roshdy, in his **capacity** as a shareholding member on the Board of Directors of the Commercial International Bank (Egypt), as of 1 March, 2002.

We certify that the data stated herein is correct.

{*Illegible signature*}

Chairman & Managing Director
Mahmoud Abdel Aziz
{*Illegible signature*}

Cairo on 12 March 2002

Translation Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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(نموذج رقم "٢" بنوك و ائتمان)

١٩/٢٦

طلب تعديل بيانات التسجيل

١ - أســـم البنـــك	:	البنـك التجارى الـدولـى (مصـر)
٢ - رقم و تاريخ التسجيل	:	٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥
٣ - الشكـل القانونـــي	:	شركـة مساهمة مصرية وفقاً لأحكام القانـــون رقـم ٤٣ لسنــة ١٩٧٤

٤ - بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

- رفع أسم السيد الدكتور / إبراهيم فهمى إبراهيم شحاته من عضوية مجلـس إدارة البنـك لوفاتـــه .

	صفة العضوية
- تعيين السيد الأستاذ / محمد عبد المنعم رشدى عضواً فى مجلس إدارة البنك التجارى الدولى (مصر) إعتباراً من أول مارس ٢٠٠٢	مساهـــم

نشهد بصحة البيانات الواردة بهذا الطلب .

محمود عبد العزيز
رئيس مجلس الإدارة
و العضـو المنتـدب

القاهرة فى ١٢ مارس ٢٠٠٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 19 March 2002

To: Central Bank of Egypt, Cairo
Supervisory Department for Banks

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2001

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank decided during its annual meeting held today to approve the dividends to be given for the shareholders for the fiscal year ending 31 December 2001, as follows:

A dividend of LE3.75 to be paid in cash per each share. The cash dividends shall be paid as of Sunday 14 April 2002 as per the resolution issued by the Board of Directors of its session held today.

It should be noted that the said resolutions shall be published in the daily newspapers tomorrow, 20 March 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

This is a Translation of a Photocopy

{*Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 20 March 2002.*}

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة فى ١٩ مارس ٢٠٠٢

السادة / البنك المركزى المصرى - القاهرة
الأدارة العامة للرقابة على البنوك

CBE

الموضوع : توزيعات أرباح البنك التجارى الدولى للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

تحية طيبة وبعد ، ، ،

نتشرف بالإفادة بأن الجمعية العامة العادية لمساهمى البنك قد قررت أثناء الأجتماع السنوى المنعقد بتاريخ اليوم ، أعتماد توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١ ، وذلك كما يلى :-

- توزيع ٧٥و٣ جنيه مصرى نقداً لكل سهم .

وطبقاً لقرار مجلس الإدارة فى جلسته بتاريخ اليوم ، فقد تقرر البدء فى توزيع الأرباح النقدية إعتباراً من يوم الأحد الموافق ١٤ إبريل ٢٠٠٢ .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٠ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

البنك المركزى المصرى
إدارة الرقابة على البنوك
٢٠ مارس ٢٠٠٢
تاريخ الوصول ....
تاريخ الـ.... ....

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 26 March 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt

Kindly find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt), held on 19 March 2002.

With full respect,

Dr. Roqayah Riad
General Manager of Legal Department

{Translator's Comment: the document is stamped with the seal of the Central Bank of Egypt evidencing receipt thereof on 28 March 2002.}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

2/CBE

القاهرة في ٢٦ مارس ٢٠٠٢

السيد الاستاذ / مدير عام الرقابة علي البنوك
البنك المركزي المصري

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ١٩ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الاحترام ،،،

د.رقيــــه رياض
مــــديــر عام
القطاع القانوني

البنك المركزي المصري - القاهرة
٢٨ مارس ٢٠٠٢
البريد الوارد

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 March 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Kindly find attached herewith "**(Form No. 2): Banking & Credit**" concerning the amendment of data registration:

1- Article 9 – Provisions
2- Article 12 – Names of the Members of the Board of Directors and adding the name of Mr. Hussein Maged Abaza to act as the General Manager of the Credit & Investment Follow-up Group.
3- Article 13 – The names of the two Auditors.

Kindly be advised of the above.

With full respect,

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt, Cairo, evidencing receipt thereof on 11 April 2002.*}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

11/26

القاهرة في ٢٨ مارس ٢٠٠٢

السادة / الرقابة على البنوك
البنك المركزى المصرى - القاهرة

تحية طيبة و بعد ،،،

نتشرف بأن نرفق طية نموذج رقم (٢) بنوك و إئتمان الخاص بطلب تعديل بيانات التسجيل كالتالى :-

١- بند رقم (٩) الإحتياطيات
٢- بند رقم (١٢) أسماء أعضاء مجلس الإدارة وكذا إضافة أسم الأستاذ / حسين ماجد أباظة - مدير عام إدارة مجموعة متابعة الإئتمان و الإستثمار
٣- بند رقم (١٣) أسماء مراقبى الحسابات

برجاء العلم و الإحاطة.

و تفضلوا بقبول فائق الاحترام ،،،

محمود أنور إسماعيل
مدير عام الشئون
المالية و الإدارية

البنك المركزى المصرى
إدارة الرقابة على البنوك
١١ ابريل ٢٠٠٢
تاريخ الوصول ....
تاريخ الـرد ....

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

Addition:

Mr. Hussein Maged Abaza, General Manager of the Credit & Investment Follow-up Group.

Article 9: Provisions:

	Before Amendment	After Amendment
– Legal Reserve	288,631,627	308,719,566
– General Provision	362,182,552	453,901,139

The Legal Reserve has been boosted by LE20,087,939 and the General Provision by LE91,718,587 of the profits of 2001, as per the Decision of the General Assembly held on 19 March 2002.

Article 12, Name of Members of the Board of Directors

A) Remove the name of Ibrahim Fahmy Ibrahim Shehata from the membership of the Board of Directors due to his death upon a resolution issued by the Ordinary General Assembly of the Bank held on 19 March 2002.

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Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(نموذج رقم ٢)

12/26

طلب تعديل بيانات التسجيل

١ ـ أســــم البنــــك	:	البنـك التجارى الـدولـى (مصـر)
٢ ـ رقم و تاريخ التسجيل	:	٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥
٣ ـ الشكـل القانونــــي	:	شركـة مساهمة مصرية وفقـاً لأحكام القانــــون رقـم ٤٣ لسنـة ١٩٧٤
٤ ـ بيانات التعديل المطلوبة	:	

إضـــــافة :-

الأستاذ / حسين ماجد أباظة ـ مدير عام إدارة مجموعة متابعة الإئتمان والإستثمار

بند رقم (٩) الإحتياطيات

	قبل التعديل	بعد التعديل
- الإحتياطى القانونى :	٦٢٧ر٦٣١ر٢٨٨	٥٦٦ر٧١٩ر٣٠٨
- الإحتياطـى العـام :	٥٥٢ر١٨٢ر٣٦٢	١٣٩ر٩٠١ر٤٥٣

تـم تدعيـم الإحتيـاطى القـانونى بمبلـغ ٩٣٩ر٠٨٧ر٢٠ جـم والإحتيـاطى العـام بمبلـغ ٥٨٧ر٧١٨ر٩١ جم من أرباح عام ٢٠٠١ وذلك طبقاً لقرار الجمعيـة العامـة المنعقدة فـــى ١٩ مارس ٢٠٠٢ .

بند رقم (١٢) : أسماء أعضاء مجلس الإدارة

أ) رفع أسم السيد الدكتور / إبراهيم فهمى إبراهيم شحاته من عضوية مجلس إدارة البنك لوفاتــه .

ب) بنـــاء علــــى قـرار الجمعــــية العامة العاديـــــة للبنــك التى إنعقـدت بتاريــــخ ١٩ مارس ٢٠٠٢ تم تعيين السيد الأستاذ / محمد عبد المنعم رشــدى عضـواً مساهماً بمجلس إدارة البنك التجارى الدولى (مصر) إعتباراً من أول مارس ٢٠٠٢ .

B) Mr. Mohamed Abdel Mon'eim Roshdy was appointed as a shareholding member on the Board of Directors of the Commercial International Bank (Egypt) S.A.E., as of 1 March 2002.

Therefore, the Board of Directors of the Bank consists of the following:

- Mr. Mahmoud Abdel Aziz Mohamed, Chairman of the Board of Directors and Managing Director of the Bank, representing the Social Insurance Fund of the employees of the Commercial International Bank.
- Mr. Mahmoud Mansour Ali Helal, Deputy of the Chairman of the Board of Directors, shareholder.
- Mr. Ahmed Dia'a El Din, member representing National Bank of Egypt.
- Mr. William Messiha Mikhael, Board Member, shareholder.
- Mr. Amin Hisham Ezz El Arab, Board Member, shareholder.
- Counsel Judge Mahmoud Mohamed Mahmoud Fahmy, Board Member, shareholder.
- Mr. Mohamed Abdel Mon'eim Mohamed Roshdy, Board Member, shareholder.

Article 13: Names of the Two Auditors of the Bank:

- Mr. Hazim Hassan
- Mr. Emad Hafez Ragheb

They are the two Auditors of the Bank for the fiscal year ending 31 December 2002.

We certify that the data stated herein is correct.

{Illegible signature}

Chairman & Managing Director
Mahmoud Abdel Aziz

Cairo on 28 March 2002

Translation of Copy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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(تابع نموذج رقم ٢)

(٢)

13/26

وبذلك يصبح تشكيل مجلس الإدارة للبنك على النحو التالى :-

- الأستاذ / محمود عبد العزيز محمد رئيس مجلس الإدارة والعضـــو المنتدب وممثلاً عن صندوق التأمين الإجتماعىالخاص بالعاملين بالبنك التجارى الدولـى
- الأستاذ / محمود منصور هلال نائب رئيس مجلس الإدارة مساهـــم
- الأستاذ / أحمد ضياء الدين عضـــواً ممثلاً عن البنك الأهلى المصرى
- الأستاذ / وليم ميخائيل مسيحـــه عضـــواً مساهـــم
- الأستاذ / أمين هشام محمد عز العرب عضـــواً مساهـــم
- المستشار / محمود محمد محمود فهمى عضـــواً مساهـــم
- الأستاذ / محمد عبد المنعم محمد رشدى عضـــواً مساهـــم

<u>بند رقم (١٣) أسماء مراقبى الحسابات</u>

تعيين كل مـــن :-
المحاسب / حازم حسن
المحاسب / عماد حافظ راغب
مراقبين لحسابات البنك عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١

نشهد بصحة البيانات الواردة بهذا الطلب .

محمود عبدالعـــزيز
رئيـــس مجلـــــس الإدارة
والعضـــو المنتـــدب

التاريخ : ٢٨ مارس ٢٠٠٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 30 April 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Kindly find attached herewith "**(Form No. 2): Banking & Credit**" concerning the amendment of data registration:

Article 12 – Names of the Members of the Board of Directors

Appointing Mr. Naser El Sayed Mohamed Hussein El Qady to act as a member on the Board of Directors of the Commercial International Bank (Egypt) representing the National Bank of Egypt instead of Mr. Ahmed Dia'a El Din Fahmy, as of 1 April 2002.

We also have the pleasure to attach the Statutory Declaration of accepting the said appointment and the Status Report of the said Gentleman, pending providing you with the Prime Ministerial Decree approving such appointment upon being issued.

Kindly be advised of the above.

With full respect,

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: this document is stamped with the seal of the General Manager of the Financial Control & Administration evidencing receipt thereof on 12 May 2002 and the seal of the Central Bank of Egypt, Cairo, evidencing that the document was received as incoming mail on 9 May 2002.}

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E. — CIB — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

14/26

GENERAL MANAGER
FINANCIAL CONTROL & ADMINISTRATION
12 MAY 2002
RECEIVED

Naguib
– Egypt Board Members file

القاهرة في ٣٠ إبريل ٢٠٠٢

البنك المركزى المصرى – القاهرة
٩ مايو ٢٠٠٢
البريد الوارد

السادة / الرقابة على البنوك
البنك المركزى المصرى - القاهرة

تحية طيبة و بعد ،،

نتشرف بأن نرفق طية نموذج رقم (٢) بنوك و إئتمان الخاص بطلب تعديل بيانات التسجيل كالتالى:-

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

تعيين السيد الأستاذ/ ناصر السيد محمد حسين القاضى عضواً بمجلس إدارة البنك التجارى الدولى (مصر) ممثلاً عن البنك الأهلى المصرى بدلاً من الأستاذ/ أحمد ضياء الدين فهمى و ذلك إعتباراً من أول إبريل ٢٠٠٢.

هذا و نتشرف بإرفاق إقرار قبول التعيين و بيان الحالة الخاصة بسيادته حيث سيتم موافاتكم بقرار السيد رئيس مجلس الوزراء فور صدوره.

برجاء العلم و الإحاطة.

و تفضلوا بقبول فائق الاحترام ،،،

محمود أنور إسماعيل
مدير عام الشئون
المالية و الإدارية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٢٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

Article 12, Name of Members of the Board of Directors

Appointing Mr. Naser El Sayed Mohamed Hussein El Qady to act as a member on the Board of Directors of the Commercial International Bank (Egypt) representing the National Bank of Egypt instead of Mr. Ahmed Dia'a El Din Fahmy, as of 1 April 2002.

We certify that the data stated herein is correct.

{Illegible signature}

Chairman & Managing Director
Mahmoud Abdel Aziz

Cairo on 30 March 2002

Translation Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(نموذج رقم "٢" بنوك و إئتمان)

15/26

طلب تعديل بيانات التسجيل

١- أســــم البنـــــك : البنـك التجارى الـدولـى (مصـر)

٢- رقم و تاريخ التسجيل : ٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥

٣- الشكـل القانونـــي : شركـة مساهمة مصرية وفقاً لأحكام القانـــون رقـم ٤٣ لسنــة ١٩٧٤

٤- بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

تعيين السيد الأستاذ/ ناصر السيد محمد حسين القاضى عضواً بمجلس إدارة البنك التجـارى الدولـى (مصر) ممثلاً عن البنك الأهلى المصرى بدلاً من الأستاذ/ أحمد ضياء الدين فهمى و ذلك إعتبـاراً من أول إبريل ٢٠٠٢.

نشهد بصحة البيانات الواردة بهذا الطلب .

محمـود عبـد العـزيـز
رئـيـس مجلـس الإدارة
و العضـــو المنتـــدب

القاهرة فى ٣٠ إبريل ٢٠٠٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 12 May 2002

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Re: **Application for Amending Registration Data**

With reference to the abovementioned subject, kindly find attached herewith an application for the amendment of the registration data in relation to Article 12 concerning the members of the Board of Directors and the removal of the name of Mr. Mohamed Abdel Mon'eim Roshdy upon his resignation on 30 April 2002.

With full respect,

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt, evidencing receipt of the document on 15 May 2002.*}

Translation of a photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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16 /26

القاهرة في ١٢ مايو ٢٠٠٢

السادة / الرقابة على البنوك

البنك المركزى المصرى - القاهرة

تحية طيبة و بعد ،،،

الموضوع : طلب تعديل بيانات التسجيل

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق طيه طلب تعديل بيانات التسجيل بند (١٢) الخاص بأعضاء مجلس الإدارة الخاص برفع أسم الأستاذ / محمد عبد المنعم رشدى لإستقالته فى ٣٠ إبريل ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ،،،

محمود أنور إسماعيل
مدير عام الشئون
المالية والإدارية

البنك المركزى المصرى
إدارة الرقابة على البنوك
١٥ مايو ٢٠٠٢
تاريخ الوصول
تاريخ الرد

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

– Removing the name of Mr. Mohamed Abdel Mon'eim Roshdy, from the membership of the Board of Directors, as a shareholder, upon his resignation on 30 April 2002.

We certify that the data stated herein is correct.

{*Illegible signature*}

Mahmoud Mansour Helal
Deputy of the Chairman of the Board of Directors

Cairo on 12 May 2002

Translation of a Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(نموذج رقم "٢" بنوك و ائتمان)

17/26

طلب تعديل بيانات التسجيل

١- أســـم البنــــك : البنـك التجاري الـدولـي (مصـر)
٢- رقم و تاريخ التسجيل : ٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥
٣- الشكـل القانونـــي : شركة مساهمة مصرية وفقاً لأحكام القانــــون رقـم ٤٣ لسنــة ١٩٧٤

٤- بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

رفع أسم السيد الأستاذ / محمد عبد المنعم رشـدى من عضويـة مجلس إدارة البنـك كمسـاهم لتقديمه إستقالته فى ٣٠ إبريل ٢٠٠٢

نشهد بصحة البيانات الواردة بهذا الطلب .

محمود منصور هلال
نائب رئيس مجلس الإدارة

القاهرة فى ١٢ مايو ٢٠٠٢

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt)

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

- Removing the name of Mrs. Hala Hussein Hassan Fayek, Senior General Manager, from the list of the General Managers in charge of credit, investment and exchange.

Article 12, Name of Members of the Board of Directors

- Removing the name of Mr. Mahmoud Abdel Aziz Mohamed from chairing the Board of Directors of the Commercial International Bank (Egypt) upon his resignation as of 13 August 2002.

- The two persons named hereinafter have been appointed as shareholding members on the Board of Directors of the Bank as per the decision of the Board of Directors during its session held on 19 August 2002:

  1- Mr. Mohamed Hamdan Ashmawy
  2- Mrs. Sahar Mohamed Ali El Sallab

We certify that the data stated herein is correct.

{*Illegible signature*}

Mahmoud Mansour Helal
Deputy of the Chairman of the Board of Directors
{*Illegible signature*}
Cairo on 21 August 2002

Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(نموذج رقم "٢" بنوك و ائتمان)

10/26

طلب تعديل بيانات التسجيل

١ - أســـــم البنـــــك : البنـك التجارى الـدولـى (مصـر)
٢ - رقم و تاريخ التسجيل : ٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥
٣ - الشكـل القانونـــي : شركة مساهمة مصرية وفقاً لأحكام القانـــون رقـم ٤٣ لسنــة ١٩٧٤

٤ - بيانات التعديل المطلوبة :

- رفع أسم الأستاذة / هالة حسين حسن فائق - مدير عام أول - من قائمـة مديـرى العمـوم المسئولين عن الإئتمان و الإستثمار و المبادلات .

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

- رفع أسم السيد الأستاذ / محمود عبد العزيز محمد من رئاسة مجلس إدارة البنك التجـارى الدولى (مصـر) لإستقالته إعتباراً من ٢٠٠٢/٨/١٣ .

- طبقاً لقرار مجلس الإدارة المنعقد فى ١٩ أغسطس ٢٠٠٢ تم تعيين السادة الآتى أسماؤهم كأعضاء مساهمين بمجلس إدارة البنك :-
  ١. الأستاذ / محمد حمدان عشماوى
  ٢. الأستاذة / سحر محمد على سلاب.

نشـهد بصحة البيانات الواردة بهذا الطلب .

محمود منصور هلال
نائب رئيس مجلس الإدارة

القاهرة فى ٢١ أغسطس ٢٠٠٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt)
2. **Registration Number & Date**: 54 on 13 August 1975
3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.
4. **Required Amendment Data**:

Article 12, Name of Members of the Board of Directors

Kindly be advised that the Board of Directors of our Bank has decided the following during its session held on 10 September 2002:

Appointing:
- Mr. Amin Hisham Ezz El Arab, as the Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, as the Vice-Chairman and a Managing Director, instead of Mr. Mahmoud Mansour Ali Helal (the ex Vice-Chairman).
- Mrs. Sahar Mohamed Ali El Sallab, as Managing Director
- Mr. Mahmoud Mansour Ali Helal – Board Member – as a Consultant for the Bank.

Therefore, the Board of Directors is as follows:
- Mr. Amin Hisham Ezz El Arab, Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, Vice-Chairman and a Managing Director.
- Mrs. Sahar Mohamed Ali El Sallab, Managing Director
- Mr. Mahmoud Mansour Ali Helal, a Board Member and Consultant for the Bank.
- Mr. William Messiha Mikhael, a Board Member
- Mr. Mahmoud Mohamed Fahmy, a Board Member
- Mr. Naser Sayed Hassan El Qady, a Board Member

We certify that the data stated herein is correct.
{Illegible signature}
Chairman & Managing Director
Amin Hisham Ezz El Arab
Cairo on 11 September 2002

Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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(نموذج رقم "٢" بنوك و ائتمان)

طلب تعديل بيانات التسجيل

8/26

١ـ أســــم البنـــــك	:	البنـك التجـارى الـدولـى (مصـر)
٢ـ رقم و تاريخ التسجيل	:	٥٤ بتـاريــخ ١٣ أغسطــس ١٩٧٥
٣ـ الشكــل القانونــــي	:	شركـة مساهمة مصرية وفقـاً لأحكام القانـــــون رقـم ٤٣ لسنــة ١٩٧٤

٤ـ بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

نحيط سيادتكم علماً بأن مجلس إدارة مصرفنا قـــرر فـى جلســته المنعقــدة فــى ٢٠٠٢/٩/١٠ الآتــــــى :-

- تعيين السيد / أمين هشام عز العرب رئيساً لمجلس إدارة البنك وعضواً منتدباً .
- تعيين السيد / محمـــد حمـدان عشمـــــاوى نائبــاً لرئيـــس مجلـــس الإدارة بـــدلاً مــن السيد / محمود منصور على هلال وعضواً منتدباً .
- تعيين السيدة / سحر محمد على السلاب عضواً منتدباً .
- تعيين السيد / محمود منصور على هلال – عضو مجلس الإدارة – مستشاراً للبنك .

وعليه يكون تشكيل مجلس الإدارة كالآتـــى :-

- السيد / أمين هشام عز العرب	رئيس مجلس الإدارة وعضواً منتدباً
- السيد / محمد حمدان عشماوى	نائب رئيس مجلس الإدارة وعضواً منتدباً
- السيدة / سحر محمد على السلاب	عضواً منتدباً
- السيد / محمود منصور هلال	عضو مجلس الإدارة ومستشاراً للبنك
- السيد / وليم مسيحة ميخائيل	عضو مجلس إدارة
- السيد / محمود محمد فهمى	عضو مجلس إدارة
- السيد / ناصر السيد حسن القاضى	عضو مجلس إدارة

نشهد بصحة البيانات الواردة بهذا الطلب .

أمين هشام عز العرب
رئيس مجلــس الإدارة
والعضــو المنتـــدب

القاهرة فى ١١ سبتمبر ٢٠٠٢

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Name	Title
Amin Hisham Mohamed Ezz El Arab	Deputy of the Managing Director
Mohamed Hussein Mohamed Ali Torky	Assistant to the Managing Director
Hala Hussein Hassan Fayek	Senior General Manager of Investment Department
Shereen Mohamed Hamid Mohamed	Senior General Manager of Credit Department
Sahar Mohamed Ali El Sallab	Senior General Manager of Credit & Investment Follow-up Group
Mohamed Hamdan Mohamed Ashmawi	Senior General Manager for Retail Banking & Branches
Mahmoud Anwar Ismail El Mongy	General Manager of Financial & Administrative Affairs
Mohamed Ezz El Din Mohamed El Prince	General Manager of Internal Control Department
Mohamed Mohamed Khalil Badra	General Manager of the Supervisory Department for Credit, Retail Banking & Branches
Hoda Hassan Amin Wali	General Manager of South Cairo Branches
Mohamed Refaat El Houshy	General Manager of Computer Department
Neveen Mohamed Mohamed Wefqi	General Manager of the Credit Department
Neveen Ahmed Mohamed Mahmoud El Mesary	General Manager of the Credit Department
Hisham Ahmed Hassan Youssef	General Manager for Foreign Operations
Mervat Fayek Francis Yacoub	General Manager of Finance & Foreign Exchange Department
Rafik Mohamed Abdel Khalek Madkour	Head of the International Dealing Room (General Manager)
Mokhtar Youssef Ibrahim Youssef	General Manager for Auditing Credit Department
Roqayah Riad Ismail	General Manager of Legal Department
El Sayed Mohamed Abdel Salam Saleh	General Manager of Giza Main Branch
Mohamed Abdel Aziz Mohamed El Tokhey	General Manager of the Delta and Alexandria branches
Emad El Din Hamed Mostafa El Baowab	General Manager of Suez Canal & Sinai branches.
Amal Abdel Mon'eim Mohamed El Qaissouny	General Manager of Personnel & Human Resources Department
Naguib Omar Mohamed Za'fan	General Manager of Financial Department

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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26/26

الاسم	الوظيفة
أمين هشام محمد عز العرب	نائب العضو المنتدب
محمد حسين محمد علي التركى	مساعد العضو المنتدب
هاله حسين حسن فايق	مدير عام أول ادارة الاستثمار
شيرين محمد حامد محمد	مدير عام أول ادارة الائتمان
سحر محمد على السلاب	مدير عام أول مجموعة متابعة الائتمان والاستثمار
محمد حمدان محمود عشماوى	مدير عام أول التجزئة المصرفية والفروع
محمود أنوراسماعيل المنجى	مدير عام الشئون المالية والادارية
محمد عز الدين محمد البرنس	مدير عام ادارة المراجعة الداخلية
محمد محمد خليل بدره	مدير عام ادارة مراقبة الائتمان التجزئة والفروع
هدى حسن أمين والى	مدير عام فروع جنوب القاهرة
محمد رفعت عبد العزيز الحوشى	مدير عام الحاسب الالى
نفين محمد محمد وفقى	مدير عام بادارة الائتمان
نفين أحمد محمد محمودالمسيرى	مدير عام بادارة الائتمان
هشام أحمد حسين يوسف	مدير عام الادارة الخارجية
سيرفت فايق فرنسيس يعقوب	مدير عام ادارة التمويل والصرف الاجنبى
فيق محمد عبد الخالق مذكور	رئيس غرفة المعاملات الدولية (مدير عام)
مختار يوسف ابراهيم يوسف	مدير عام ادارة مراجعة الائتمان
قيه رياض اسماعيل	مدير عام الشئون القانونية
لسيد محمد عبد السلام صالح	مدير عام فرع الجيزة الرئيسى
حمد عبد العزيز محمد الطوخى	مدير عام فروع الدلتا والاسكندرية
ماد الدين حامد مصطفي البواب	مدير عام فروع القناة وسيناء
مال عبد المنعم محمود القيسونى	مدير عام شئون العاملين والموارد البشرية
جيب عمر محمد زعفان	مدير عام الادارة المالية

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 16 January 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Kindly find attached herewith an application to amend the registration data in relation to the removal of Mr. Naser El Sayed Hassan El Qady, from the membership of the Board of Directors until 4 November 2002 as nobody has been yet nominated to act as a permanent representative of the National Bank of Egypt on the Board of Directors of the Commercial International Bank (Egypt).

With full respect,

Mahmoud Anwar
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 22 January 2003.*}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E. CIB البنك التجارى الدولى (مصر) ش.م.م

Giza الجيزة

القاهرة فى ١٦ يناير ٢٠٠٣

5/26

البنك المركزى المصرى
إدارة الرقابة على البنوك
٢٢ يناير ٢٠٠٣
تاريخ الوصول
تاريخ الـرد

السيد / مدير عام الرقابة على البنوك
البنك المركزى المصرى – القاهرة

تحية طيبة وبعد ،،،

نتشرف بأن نرفق طيه طلب تعديل بيانات التسجيل الخاص برفع أسم الأستاذ / ناصر السيد حسن القاضى من عضوية مجلس إدارة البنك حتى ٤ نوفمبر ٢٠٠٢ ، حيث لم يتم حتى الآن ترشيح ممثل دائم للبنك الأهلى المصرى فى مجلس إدارة البنك التجارى الدولى (مصر) .

وتفضلوا بقبول فائق الإحترام ،،،

محمود أنور
مدير عام القطاع المالــــى

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

Article 12, Name of Members of the Board of Directors

Removing the name of Mr. Naser El Sayed Hassan El Qady, from the membership of the Board of Directors of the CIB (Egypt), as a representative of National Bank of Egypt, as of 4 November 2002, until 4 November 2002.

We certify that the data stated herein is correct.

{*Illegible signature*}

Managing Director & Board Member
Sahar El Sallab

Cairo on 16 January 2003

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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6/26

(نموذج رقم "٢" بنوك و ائتمان)

طلب تعديل بيانات التسجيل

١ ـ أســـــم البنـــــك : البنـك التجـارى الـدولـى (مصـر)
٢ ـ رقم و تاريخ التسجيل : ٥٤ بتــاريـخ ١٣ أغسطـس ١٩٧٥
٣ ـ الشكــل القانونـــي : شركة مساهمة مصرية وفقاً لأحكام القانــــون رقــم ٤٣ لسنــة ١٩٧٤

٤ ـ بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

رفـــع أسم الأستاذ / ناصر السيد حسن القاضى من عضوية مجلس إدارة البنك التجارى الدولـــى (مصر) ممثلاً عن البنك البنك الأهلى المصرى اعتبارا مـــن ٤ نوفمبر ٢٠٠٢ .

نشهد بصحة البيانات الواردة بهذا الطلب .

سحر الســلاب

العضــــو المــــــنتدب

وعضــو مجلـــس الإدارة

القاهرة فى ١٦ يناير ٢٠٠٣

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: General Manager of the Central Bank of Egypt

Attention: Security Department

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, after being approved by the Board of Directors of the Bank during its session held on 28 January 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the General Administration for Security, Central Bank of Egypt, Cairo evidencing receipt thereof on 29 January.*}

Translation Protocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: Stock Exchange Studies Department, General Administration for Securities & Loans, Central Bank of Egypt

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, after being approved by the Board of Directors of the Bank during its session held on 13 February 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the General Administration for Securities & Loans, the Central Bank of Egypt, Cairo, evidencing receipt thereof on 28 January 2003.*}

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, after being approved by the Board of Directors of the Bank during its session held on 28 January 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 29 January 2003.}

Translation of Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

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Commercial International Bank (Egypt)S.A.E.

Giza

CIB

البنك التجارى الدو[illegible]مصر) ش.م.م

الجـ[illegible]

القاهرة فى ٢٨ يناير ٢٠٠٣

8 / CBE

3 2 5

السيد الأستاذ / مدير عام الرقابة على البنوك

البنك المركزى المصرى

القاهـــــرة

تحية طيبة وبعد ،،،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

بالإشارة إلـى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائـــــم المـــالية للبنك وذلك عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢، وذلك بعد اعتمادها مـــــن مجلس إدارة البنك فـــى جلسته المنعقدة بتاريخ ٢٨ يناير ٢٠٠٣، ومرفق طيه أيضا تقرير مراقـــبى حســـابات البنك عن نفس السنة المالية .

وتفضلوا بقبول فائق الإحترام ،،،

محمود أنور إسماعيل
مدير عام القطاع المالـــى

البنك المركزى المصرى
إدارة الرقابة على البنوك
٢٩ يناير ٢٠٠٣
تاريخ الوصول
تاريخ السداد

نجيب زعفان
مدير عام الشئون الماليــة

[illegible]رة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

SE 30 / 2002

Commercial International Bank (Egypt) S.A.E.

Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

القاهرة فى ٢٨ يناير ٢٠٠٣

388/CBE

السيد الأستاذ / مدير عام

البنـــك المركـــزى المصـــرى

القاهــــــرة

عناية إدارة الأمــــن

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكـــم طيه نسخة مـــن تقرير مجلـــس الإدارة و الميزانية و القوائم المالية للبنك عـــن السنة المالية المنتهية فـــى ٣١ ديسمبر ٢٠٠٢ وذلك بعد اعتمادها مـــن مجلـــس إدارة البنك فـى جلســـته المنعقـــدة بتاريـــخ ٢٨ يناير ٢٠٠٣ ، ومرفق طيه أيضاً تقرير مراقبى حسابات البنك عن نفس السنة المالية .

وتفضلوا بقبول فائق الإحترام ،

نجيب زعفان	**محمود أنور إسماعيل**
مدير عام الشئون الماليـــة	مدير عام القطاع المالـــى

Commercial International Bank (Egypt)S.A.E. CIB البنك التجارى الدولى (مصر) ش.م.م
Giza الجيزة

القاهرة فى ٢٨ يناير ٢٠٠٣

3/8/CBE

السادة / الإدارة العامة للأوراق المالية والقروض
إدارة دراسات سوق الأوراق المالية
البنك المركزى المصرى - القاهرة

البنك المركزى المصرى - القاهرة
٢٩ يناير ٢٠٠٣
الإدارة العامة للأوراق المالية والقروض

تحية طيبة وبعد ، ،

الموضوع : الميزانية والقوائم الماليـــة عن
السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وذلك عـــن السنة المالية المنتهيـة فـــى ٣١ ديسمبر ٢٠٠٢ وذلك بعد إعتمادها مـــن مجلس إدارة البنـــك فـــى جلسته المنعقـــدة بتاريـــخ ٢٨ يناير٢٠٠٣ ، ومرفق طيه أيضاً تقرير مراقبى حسابات البنك عن نفس السنة المالية .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون الماليـة

محمود أنور إسماعيل
مدير عام القطاع المالـــى

رة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

SE 30 / 2002

مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدَة

يوسف ومشاركوه

مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

Commercial International Bank (Egypt) S.A.E., Giza

Licensed Capital: 1,500 Million Egyptian Pounds
Issued and Paid-up Capital: 650 Million Egyptian Pounds
Head Office: 21/23 Giza Street, Giza
Commercial Register: 69826 Giza

Translation Photocopy

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt

Re: Call for Convening Ordinary General Assembly

The Board of Directors of the Commercial International Bank, Egypt has the pleasure to call the shareholders to attend the Ordinary General Assembly that shall be convened on Thursday 27 February 2003 at 11.00am at the Cairo Sheraton Hotel in the Salah El Din Ballroom to review the following agenda.

(1) The Board of Directors' Report for the fiscal year ending 31 December 2002.

(2) The Report of the two Auditors covering the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(3) Approving the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

(4) Approving the Dividend Account for the fiscal year of 2002.

{Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 29 January 2003.}

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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السيد الاستاذ / مدير عام الرقابة علي البنوك
البنك المركزي المصري

(1) / CBE

البنك التجاري الدولي (مصر) ش.م.م.
رأس المال المرخص به ١٥٠٠ مليون جنيه مصري
رأس المال المصدر والمدفوع ٦٥٠ مليون جنيه مصري
المركز الرئيسي ٢١/٢٣ شارع الجيزة – الجيزة
سجل تجاري رقم ٦٩٨٢٦ الجيزة

دعوة
لحضور اجتماع الجمعية العامة العادية

يتشرف مجلس ادارة البنك التجاري الدولي (مصر) بدعوة السادة المساهمين لحضور اجتماع الجمعية العامة العادية المقرر عقده في الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣ .

وسوف تنعقد الجمعية بفندق شيراتون القاهرة قاعة صلاح الدين .

وذلك للنظر في جدول الأعمال التالي :

(١) تقرير مجلس الادارة عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٢) تقرير مراقبي الحسابات عن الميزانية وقائمة الدخل والقوائم المالية الأخرى ، وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٣) التصديق علي الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية في ٢٠٠٢/١٢/٣١ .

(٤) الموافقة علي حساب توزيع الأرباح عن عام ٢٠٠٢ .

البنك المركزي المصري
إدارة الرقابة على البنوك
٢٩ يناير ٢٠٠٣
تاريخ الوصول
تاريخ التصدير

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

KPMG Hazem Hassan Public Accountants & Consultants

Allied for Accounting & Auditing – ERNST & YOUNG

Cairo on 29 January 2003

Photocopy

Re: Report of the Two Auditors of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2002

To: Governor of the Central Bank of Egypt, Cairo

Kindly find attached herewith a copy of our Audit Report of the Balance Sheet of the Commercial International Bank (Egypt) S.A.E. as at 31 December 2002, together with the Income Statement for the Fiscal Year ending the same date, pursuant to the amended provisions of Article 26 of the Banking & Credit Act No. 163 of 1957. We have prepared the said Audit Report after carrying out the following.

(1) Ensuring that none of the Bank transactions were in breach of any of the amended provisions of Act 163 of 1957, nor the Executive Regulations and decrees issued in relation thereto, as well as the established banking standards.

(2) Examining and assessing the internal audit and control systems of the Bank to ascertain the nature, timing and extent of the required audit procedures, as one of the most important procedures for examining the financial statements of the Bank, in order to be able to opine on such statements in the Report of the two Auditors. We are of the view – that the internal control systems applied by the Bank are sufficient, after taking into consideration the aforementioned and ascertaining that the audit procedures carried out by us – by their nature and limits – can not ensure discovering all errors and defaults, except for what has been stated in the attached detailed Report of notes related to weakness points in the internal control system and the response of the Bank management to such issues.

(3) Ensuring that all of the Bank assets are existing as well as the correctness of the liabilities. In this concern we have carried out all of the procedures according to

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the principles of the profession as well as standard accounting practices, which can be briefed as follows:

(a) Actual inventory (or supervising the inventory process) in relation to cash funds and fixed assets together with checking, by all feasible means, that those assets are actually owned by the Bank.

(b) Obtaining certificates from the entities dealing with the Bank in relation to such local and international banks, and correspondents, reconciling same with the statements received from each of them and taking supplementary auditing procedures in order to match the balances of these accounts, if we were of the opinion that the responses were insufficient.

(c) Obtaining confirmations in relation to loans, debts, deposits, letters of guarantee and documentary credits of all types, in addition to taking supplementary audit procedures to validate the balances of such accounts, especially if it was apparent that the customers' responses were insufficient.

(4) Ensuring that the assessment of the assets and liabilities was carried out according to the standard and established practices and in this concern we have validated the following:

(a) The fixed assets and capital expenses were evaluated as per cost after deducting suitable depreciation ratios.

(b) That the provisions of all types – whether against the suspected debts for collection or devaluation of assets – were sufficient. Such validation was carried out in light of the rules stipulated in Circular 321, issued by the Central Bank of Egypt on 9 September 1991. Furthermore, the sufficiency of the provisions to meet any obligations that might encumber the Bank were checked.

(c) The debit and credit interest was calculated as at the date of the Balance Sheet.

(d) The current expenses paid in advance or accrued were taken into consideration.

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(5) Checking that the valuation of the balances in foreign currency representing the assets and liabilities of the Bank – other than the recording currency – was carried out on the basis of the rates current at the end of the year.

(6) Ensuring that all balances of the Balance Sheet and Income Statement conform with what has been recorded in the books.

With our full respects,

The Two Auditors

Emad Hafez Ragheb
Allied for Accounting & Auditing – ERNST & YOUNG
{Illegible signature}
Hazem Hassan – KPMG

{Illegible signature}

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9/CBE

المتضامنون للمحاسبة والمراجعة E&Y
محاسبون قانونيون ومستشارون

KPMG حازم حسن
محاسبون قانونيون ومستشارون

القاهرة فى ٢٩ يناير ٢٠٠٣

الموضوع: تقرير مراقبى حسابات البنك التجارى الدولى – مصر عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

السيد الأستاذ / محافظ البنك المركزى المصرى
القاهرة

تحية طيبة.. وبعد
عملاً بحكم المادة ٢٦ المعدلة من قانون البنوك والائتمان رقم ١٦٣ لسنة ١٩٥٧، نتشرف بأن نرسل لسيادتكم رفق هذا نسخة من تقريرنا على ميزانية البنك التجاري الدولي – مصر في ٣١ ديسمبر ٢٠٠٢ وقائمة الدخل عن السنة المالية المنتهية فى ذلك التاريخ.

وقد تم إعداد التقرير المشار إليه بعد أن قمنا بالآتى:

(١) التحقق من أن عمليات البنك لم تخالف أى حكم من أحكام القانون رقم ١٦٣ لسنة ١٩٥٧ المعدل أو اللوائح والقرارات الصادرة تنفيذاً له وكذا الأصول المصرفية المستقرة.

(٢) دراسة وتقييم نظم الضبط والرقابة الداخلية للبنك، لتحديد طبيعة وتوقيت ومدى إجراءات المراجعة اللازمة ، كإجراء هام من إجراءات فحص القوائم المالية للبنك بغرض إبداء الرأي عليها في تقرير مراقبي الحسابات ومع الأخذ في الاعتبار ما تقدم وأن إجراءات المراجعة التي نقوم بها لا تضمن بالضرورة بحكم طبيعتها وحدودها اكتشاف كافة الأخطاء والمخالفات، وفيما عدا ما ورد بالتقرير التفصيلي (مرفق) من ملاحظات تتعلق بعضها ببعض نقاط الضعف في نظم الرقابة الداخلية ورد إدارة البنك عليها، فإن نظم الرقابة الداخلية المطبقة بالبنك تعتبر كافية.

(٣) التحقق من وجود أصول البنك وصحة الالتزامات، وفى سبيل ذلك قمنا بجميع الإجراءات التى تفرضها علينا أصول المهنة حسب المبادئ المتعارف عليها ونلخصها فيما يلى:

(أ) الجرد الفعلى (أو الإشراف على الجرد) بالنسبة للنقدية بالصندوق والأصول الثابتة مع التحقق بشتى الوسائل المناسبة من أن تلك الأصول مملوكة للبنك.

(ب) الحصول على شهادات من الجهات التى يتعامل معها البنك بالنسبة للبنوك والمراسلين بالداخل والخارج مع المطابقة على كشوف الحساب الواردة من كل منها وإجراء خطوات مراجعة تكميلية لتحقيق أرصدة هذه الحسابات إذا ما تبين أن الردود غير كافية.

(ج) الحصـــول عـــلى مصـــادقات بالنســـبة لـــلقروض والسلفيات والودائع وخطابات الضمان والاعـــتمادات المســـتندية بكافة أنواعها، فضلاً عن اتخاذ إجراءات مراجعة تكميلية لتحقيق أرصدة هذه الحسابات خاصة إذا ما تبين أن نسبة الردود الواردة من العملاء غير كافية.

(٤) الـتحقق مـــن أن تقييم الأصول والالتزامات قد تم وفقاً للأصول المرعية والمتعارف عليها وفى هذا الشأن تم التحقق مما يلى:

(أ) أن الأصول الثابتة والمصروفات المرسملة قد قيمت بالتكلفة بعد خصم الإستهلاكات المناسبة.

(ب) أن المخصصات على اختلاف أنواعها سواء كانت لمقابلة الديون المشكوك فى تحصيلها أو النقص فى قيم الأصول كافية، وذلك فى ضوء القواعد الواردة فى الكتاب الدورى رقم ٣٢١ الصـــادر من البنك المركزى المصرى بتاريخ ٩ سبتمبر ١٩٩١. كما تم التحقق من كفاية المخصصات لمقابلة أى التزامات قد تقع على عاتق البنك.

(ج) أنه تم حساب وإدراج الفوائد المستحقة للبنك أو على البنك فى تاريخ الميزانية.

(د) أنه تم الأخذ فى الاعتبار المصروفات الجارية المدفوعة مقدماً أو المستحقة.

(٥) الـتحقق مـــن أن تقييـــم الأرصدة بالعملات الأجنبية التى تتضمنها أصول والتزامات البنك - بخلاف عملة القيد - قد تم على أساس الأسعار السارية فى نهاية العام.

(٦) التحقق من أن كافة الأرصدة الواردة بالميزانية وقائمة الدخل متفقة مع ما هو وارد بالدفاتر.

وتفضلوا بقبول وافر الاحترام ،،،

مراقبا الحسابات

عماد حافظ راغب
المتضامنون للمحاسبة والمراجعة E&Y

حازم حسن
KPMG حازم حسن

مَركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 18 March 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt

Kindly find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt), held on 27 February 2003.

With full respect,

Hisham Ezz El Arab
{*Illegible signature*}

Translation of a Photocopy

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:ommercial International Bank (Egypt) S.A.E

CHAIRMAN
& Managing Director

CIB

البنك التجاري الدولي (مصر) ش.م.م

رئيس مجلس الإدارة
والعضو المنتدب

(2) / CBE

القاهرة في ١٨ مارس ٢٠٠٣

السيد الأستاذ / مدير عام الرقابة علي البنوك
البنك المركزي المصري
القاهرة

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ٢٧ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الاحترام ،،،

هشام عز العرب

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

In the Name of God, Most Gracious, Most Merciful

Minutes of the Meeting of the Ordinary General Assembly
Held on 27 February 2003

Photocopy

The Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt) S.A.E. was convened on Thursday 27 February 2003 at 11.00am at Cairo Sheraton Hotel, Giza upon a call published in Al Ahram, Al Akhbar, Al Gomhoreya and Al Alam Al Youm newspapers, in addition to being sent by ordinary mail at the same time to the shareholders.

The shareholders signed the Attendance Register.

Mr. Amin Hisham Ezz El Arab, Chairman of the Board of Directors and Managing Director, chaired the Assembly according to the provisions of Article 41 of the Articles of Association of the Bank and appointed the following persons:

Dr. Roqayah Riad Ismail as Secretary of the Assembly
Mr. Mohamed Ezz El Din El Prince, Scrutineer
Mr. Mahmoud Anwar Ismail, Scrutineer

The General Assembly unanimously approved such appointments.

The following members of the Board of Directors attended the Meeting in accordance with Article 60 of the Companies Act 159 of 1981:

Mr. Mohamed Hamdan Ashmawy, Deputy of the Chairman of the Board of Directors and Managing Director.
Mrs. Sahar Mohamed Ali El Sallab, Managing Director.
Mr. Mahmoud Mansour Helal, Board member
Dr. William Messeiha Mikhael, Board member.
Counsel Judge, Mahmoud Mohamed Fahmy, Board member
Mr. Mohamed Ahmed Rashed, Representative of the Egyptian National Bank on the Board.

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

The Meeting was also attended by the following persons:

Chartered Accountant Hazem Hassan, Auditor of the Bank Accounts
Chartered Accountant Emad Hafez Ragheb, Auditor of the Bank Accounts
Dr. Yahia El Gamal, Legal Counsel of the Bank
Mr. Ossama Shehata El Sayed, as the representative of the General Capital Market Authority
Nobody attended as representative of the General Authority for Investment

The Chairman of the Assembly welcomed the attendants and declared that the percentage of the shareholders attending the Meeting amounted to 56.63% of the capital, according to the statement of the two Auditors in the Attendance Register; therefore the Meeting was declared as being valid.

The Chairman of the Meeting announced that the General Assembly has convened to deliberate on the subjects set forth in the Agenda, as follows:

First Resolution:
Board of Directors' Report

The Chairman of the Meeting requested Mr. Mahmoud Anwar Ismail, the General Manager of the Financial Division of the Bank, to read out the Board of Directors' Report covering the activity of the Bank and its financial position during the fiscal year ending 31 December 2002. After the shareholders discussed the Report, the General Assembly unanimously approved same.

The Report of the Two Auditors:

Upon the request of the Chairman of the Meeting, the Chartered Accountant Hazem Hassan, read out the Report of the two Auditors of the Bank, which covered the Balance Sheet and the financial statements of the Bank for the fiscal year ending 31 December 2002. Mr. Hassan indicated that the Balance Sheet and financial statements submitted by the Board of Directors to the shareholders reflected clearly and fairly the financial position of the Bank and the results of its business of the fiscal year ending 31 December 2002. Mr. Hassan added that the Balance Sheet and financial statements were prepared according to the Egyptian accounting standards and regulations, taking into consideration the regulations of the Central Bank of Egypt and confirmed regularity of the Bank records and books.

Not a Photocopy

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Mr. Hassan also indicated that one of the most important accounts to focus on when inspecting the accounts of financial institutions are the provisions. He confirmed that the provisions formed by the Commercial International Bank were completely sufficient to face the probabilities for which they were created He also confirmed that despite the difficult economic circumstances, there was not any concern in relation to the Bank regarding the type of the loan portfolio and the total sufficiency of the provisions.

Second Resolution:
Approving the Balance Sheet, the Income Statement and the other Financial Statements for the Fiscal Year ending on 31 December 2002.

The General Assembly thanked the Board of Directors, and former and current Board members for their efforts exerted during the year. Additionally, the current Chairman and members of the Board extended their gratitude to Mr. Mahmoud Abd El Aziz, the ex-Chairmain of the Board, wishing him good health, and the current Chairman and Board members success.

The General Assembly unanimously approved the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2002.

Third Resolution:
Approving the Dividend Account for the fiscal year 2001.

The Chairman submitted the dividend account proposed by the Board of Directors for the fiscal year 2002, as well as declaring that he had received a written submission from one of the shareholders to increase the coupon value to become LE3.50 instead of the proposed distribution amounting to LE3.00, by reducing the item of the General Provision with the distribution difference. After deliberations the General Assembly unanimously approved the dividend account for the fiscal year 2002, as follows:

Description	LE
• Net Profits for the fiscal year:	380,886,150
• Total Distributable Profits:	380,886,150
To be Distributed as Follows:	
• Legal Reserve:	16,280,434
• Shareholders' Dividends – First Share:	32,500,000
• Share of the Bank Staff:	37,088,615
• Cash Share of the Cooperative Society for Construction &	1,000,000

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Housing for the Employees of the Bank:	
• Remuneration of the Board of Directors:	5,713,292
• Shareholders' Dividends – Second Share:	162,500,000
• General Provision:	125,803,809
Total:	380,886,150

Fourth Resolution:
Approving the Appointments on the Board of Directors that took place since the Last Ordinary General Assembly.

1- The Chairman of the Meeting submitted that the National Bank of Egypt changes its representative on the Board of Directors and appointed Mr. Naser El Sayed El Qady as a Board member instead of Mr. Ahmed Dia'a El Din Fahmy as of 1 April 2002. Then, the National Bank of Egypt removed Mr. Naser El Sayed El Qady on 4 November 2002 but did not appoint a permanent representative on the Board. However, Mr. Mohamed Ahmed Rashed has attended the Board meetings with a special proxy from the National Bank of Egypt until the procedures of appointing a permanent representative on the Board are concluded.

2- The Chairman of the Meeting also submitted that on 30 April 2002 Mr. Mohamed Abdel Mon'eim Roshdy resigned from the Board of Directors due to the objection of the Central Bank of Egypt on the grounds that he is chairing two Boards of Directors of two shareholding companies, as well as a third one, in addition to being a member on the Board of Directors of the Bank, a matter which is in breach of Article 93 of the Companies Act 159 of 1981.

3- The Chairman also submitted that Mr. Mahmoud Abdel Aziz Mohamed, the Chairman of the Board of Directors and the Managing Director resigned from his position on 12 August 2002.

4- The Chairman of the Meeting also submitted that on 19 August 2002, both Mrs. Sahar Mohamed Ali El Sallab and Mr. Mohamed Hamdan Ashmawy were appointed in the two vacant seats on the Board of Directors as a result of the resignations of both Messrs. Mohamed Abdel Moneim Roshdy and Mahmoud Abdel Aziz Mohamed. On 10 September 2002 the Board appointed Mr. Amin Hisham Ezz Al Arab as the Chairman of the Board of Directors and Managing Director, and Mr. Mohamed Hamdan Ashmawy was also appointed as a deputy of the Chairman of the Board of Directors and a Managing Director, together with Mrs. Sahar Mohamed Ali El Sallab as a Managing Director.

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The General Assembly unanimously approved these appointments

Fifth Resolution:
Discharging the Liability of the Board Members in relation to the Fiscal Year Ending on 31 December 2002 and Setting up their Remuneration for the Year 2003

The Ordinary General Assembly unanimously agreed to discharge the members of the Board of Directors from liability in relation to the fiscal year ending on 31 December 2002. Furthermore, the General Assembly unanimously agreed upon setting the annual remuneration of the Board members for the year 2003 amounting to LE42,000 (forty-two thousand Egyptian Pounds), as follows:

- LE6,000 (six thousand Egyptian Pounds) as a travel allowance to be paid directly to the member without the need to submit any documents. The Chairman and those members of the Board of Directors who are entitled to use cars, are not paid a travel allowance.

- LE36,000 (thirty-six thousand Egyptian Pounds) as a membership remuneration to be paid directly to the member, except for the representatives of the corporate personalities, where the said amount shall be paid to the corporate personality.

The full payment of the said remuneration shall depend on the attendance of the member of the Board of Directors to all its meetings held during the year. Other than these circumstances, the remuneration shall be paid pro-rata according to the percentage of the sessions attended by the member with the number of the sessions held during the year and shall be settled accordingly.

Sixth Resolution:
Appointment of the Two Auditors of the Bank's Accounts and Determination of their Fees for the Fiscal Year Ending on 31 December 2003

The General Assembly unanimously approved, the appointment of Chartered Accountant Mr. Hazem Hassen and Chartered Accountant Mr. Emad Hafez Ragheb as the two auditors of the Bank's accounts for the fiscal year ending 31 December 2003, at an annual set fee of fifty-five thousand Egyptian Pounds each, in addition to twelve thousand and fifty hundred Egyptian Pounds each for each quarter-annual inspection and issuing the reports related thereto that shall be prepared according to the requirements of the General Capital Market Authority.

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16 October 2003	No	Yes	Arabic	English

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Seventh Resolution:
Authorizing the Board of Directors in Paying Donations During the Fiscal Year of 2003

The General Assembly unanimously approved to grant a general authorization to the Board of Directors for providing donations during the fiscal year 2003, for each donation exceeding one thousand Egyptian Pounds, which shall be granted according to the provisions of Article 101 of the Companies Act No. 159 of 1981.

Advising the General Assembly with the annual remuneration determined by the Board of Directors for the Head and members of the Auditing Committee, for the fiscal year 2003.

The General Assembly was advised with the resolution of the Board of Directors at its meeting held on 28 January 2003, for determining the annual remuneration of the Head and members of the Auditing Committee, for the fiscal year 2003.

The Agenda was concluded and the Head of the General Assembly declared the close of the Meeting at 12.00noon of the same day.

The Two Scrutineers {*signature*}

The Secretary {*signature*}

The Two Auditors {*signature*}

The Head of the General Assembly {*signature*}

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{*Translator's Comment: this document is stamped with many unclear seals.*}

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

بسم الله الرحمن الرحيم

محضر اجتماع
الجمعية العامة العادية
المنعقدة في ٢٧ فبراير ٢٠٠٣

انعقدت الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) ش.م.م في الساعة الحادية عشر من صباح يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣ بفندق شيراتون القاهرة بالجيزة. وذلك بناء علي الدعوة التي تم نشرها بالأهرام والأخبار والجمهورية والعالم اليوم ، بالإضافة الي إرسال الدعوة في نفس الوقت الي المساهمين بالبريد العادي.

وقد وقع السادة المساهمون في سجل الحضور.

****

تطبيقا لنص المادة ٤١ من النظام الأساسي للبنك ، فقد رأس الاجتماع السيد الاستاذ / أمين هشام عز العرب رئيس مجلس الادارة والعضو المنتدب وعين كل من :

الدكتورة / رقيه رياض اسماعيل	أمين سر الجمعية
الأستاذ / محمد عز الدين البرنس	جامع أصوات
الأستاذ / محمود أنور اسماعيل	جامع أصوات

وقد أقرت الجمعية العامة هذا التعيين بالإجماع.

****

وتطبيقا لنص المادة ٦٠ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١ فقد حضر الاجتماع أعضاء مجلس الادارة الآتي أسماؤهم :

السيد الاستاذ / محمد حمدان عشماوي	نائب رئيس مجلس الادارة والعضو المنتدب
السيدة الاستاذة / سحر محمد علي السلاب	العضو المنتدب
السيد الاستاذ / محمود منصور هلال	عضو المجلس
السيد الدكتور / وليم مسيحه ميخائيل	عضو المجلس
السيد المستشار / محمود محمد فهمي	عضو المجلس
السيد الاستاذ / محمد أحمد راشد	ممثل البنك الأهلي المصري في مجلس الادارة

كما حضر الاجتماع كل من :

السيد المحاسب /حازم حسن	مراقب حسابات البنك
السيد المحاسب / عماد حافظ راغب	مراقب حسابات البنك
السيد الدكتور / يحيي الجمل	المستشار القانوني للبنك
السيد الاستاذ / أسامة شحاته	عن الهيئة العامة لسوق المال

ولم يحضر ممثل عن الهيئة العامة للاستثمار

****

وقد استهل الرئيس الجلسة مرحبا بالسادة الحاضرين ، ثم أعلن سيادته أنه طبقا لما أثبته السيدان مراقبا الحسابات في سجل الحضور ، فان نسبة المساهمين قد بلغت٦٣ر٥٦ ٪ من رأس المال وبذلك يعتبر الاجتماع صحيحا .

ثم أعلن الرئيس أن هذه الجمعية قد انعقدت للمداولة في الموضوعات الواردة في جدول الأعمال علي النحو التالي :

القرار الأول

تقرير مجلس الادارة

طلب الرئيس من السيد / محمود أنور اسماعيل مدير عام قطاع الشئون المالية بالبنك تلاوة تقرير مجلس الادارة عن نشاط البنك ومركزه المالي خلال السنة المالية المنتهية في ٣١ديسمبر ٢٠٠٢ ، وبعد مناقشة التقرير أقرت الجمعية العامة بالإجماع تقرير مجلس الادارة .

تقرير مراقبي الحسابات

بناء علي طلب الرئيس قام المحاسب الاستاذ / حازم حسن بقراءة تقرير مراقبي حسابات البنك عن الميزانية والقوائم المالية عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ ، مؤكدا أن الميزانية والقوائم المالية المقدمة من مجلس الادارة للمساهمين تعبر بصورة واضحة وعادلة عن المركز المالي للبنك في ٢٠٠٢/١٢/٣١ وعن نتائج أعماله عن السنة المالية المنتهيـــــــة في ٣١ ديسمبر ٢٠٠٢ ، وأنها أعدت طبقا لمعايير وقواعد المحاسبة المصرية التي تتمشى مع معايير المحاسبة الدولية أخذة في الاعتبار قواعد البنك المركزي المصري وتتفق تماما مع ما هو وارد بسجلات البنك ودفاتره وأكد علي انتظام سجلات البنك ودفاتره .

و أشار السيد مراقب الحسابات الي أن أهم ما يتم التركيز عليه عند فحص المؤسسات المالية هي المخصصات ، وأكد علي أن المخصصات التي كونها البنك التجاري الدولي كافية تماما لمقابلة الاحتمالات المكون بشأنها المخصصات ، كما أكد علي أنه برغم الظروف الاقتصادية الصعبة فإنه لا خوف إطلاقا بالنسبة للبنك نظرا لجودة نوعية محفظة القروض وكفاية المخصصات تماما .

القرار الثاني

التصديق علي الميزانية وقائمة الدخل والقوائم المالية الأخرى وذلك عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ .

وجهت الجمعية العامة الشكر والتحية لمجلس الادارة ولأعضاء المجلس السابقين والحاليين علي الجهود التي بذلت خلال العام مؤكدين علي امتنانهم وتحيتهم للأستاذ / محمود عبدالعزيز رئيس مجلس الادارة السابق متمنين لسيادته الصحة ، مع تمنياتهم لرئيس وأعضاء المجلس الحالي بالتوفيق .

وبعد ذلك صدقت الجمعية العامة بالإجماع علي الميزانية وقائمة الدخل والقوائم المالية الأخرى عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ .

القرار الثالث
الموافقة علي حساب توزيع الأرباح
عن عام ٢٠٠١

عرض الرئيس حساب توزيع الأرباح المقترح من مجلس الادارة عن عام ٢٠٠٢ كما عرض أنه تلقي اقتراحا مكتوبا من أحد المساهمين بزيادة قيمة الكوبون ليصبح ثلاثة جنيهات ونصف الجنيه بدلا من التوزيع المقترح وقدره ثلاثة جنيهات ، وذلك بخفض بند الاحتياطي العام بفارق التوزيع.

وبعد المناقشات وافقت الجمعية العامة بالإجماع علي حساب التوزيع عن عام ٢٠٠٢ وفقا لما يلي :

	٢٠٠٢ جنيه مصري
-صافي أرباح العام	٣٨٠ر٨٨٦ر١٥٠
اجمالي الأرباح القابلة للتوزيع	٣٨٠ر٨٨٦ر١٥٠

توزع كالآتي : -

-احتياطي قانوني	١٦ر٢٨٠ر٤٣٤
-توزيعات المساهمين – حصة أولي	٣٢ر٥٠٠ر٠٠٠
- حصة العاملين بالبنك	٣٧ر٠٨٨ر٦١٥
-حصة نقدية للجمعية التعاونية للبناء والاسكان للعاملين بالبنك	١ر٠٠٠ر٠٠٠
- مكافأة أعضاء مجلس الادارة	٥ر٧١٣ر٢٩٢
-توزيعات للمساهمين – حصة ثانية	١٦٢ر٥٠٠ر٠٠٠
-احتياطي عام	١٢٥ر٨٠٣ر٨٠٩
الاجمالي	٣٨٠ر٨٨٦ر١٥٠

القرار الرابع

إقرار التعيينات التي تمت في عضوية مجلس الادارة منذ آخر اجتماع للجمعية العامة العادية .

١ - عرض الرئيس قيام البنك الأهلي المصري بتعديل ممثله في مجلس الادارة وتعيين الأستاذ / ناصر السيد القاضي عضوا بمجلس الادارة بدلا من الأستاذ / أحمد ضياء الدين فهمي وذلك اعتبارا من أول ابريل ٢٠٠٢ ، ثم قام البنك الأهلي بتغيير الاستاذ / ناصر السيد القاضي في ٤ نوفمبر ٢٠٠٢ ، ولم يقم بتحديد ممثل دائم له بالمجلس . ويقوم الاستاذ / محمد أحمد راشد بحضور الجلسات بتفويض خاص من البنك الأهلي المصري لحين الانتهاء من اجراءات تعيين ممثل دائم له بالمجلس .

٢ - كما عرض الرئيس أنه بتاريخ ٣٠ أبريل ٢٠٠٢ قدم الأستاذ / محمد عبدالمنعم رشدي استقالته من مجلس الادارة بسبب اعتراض البنك المركزي المصري علي أساس أنه يشغل الي جانب عضويته في البنك رئاسته لمجلس ادارة شركتين مساهمتين بالإضافة الي عضويته بمجلس ادارة شركة مساهمة ثالثة الأمر الذي يتعارض مع أحكام المادة ٩٣ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١ .

٣ - عرض الرئيس كذلك تقديم الأستاذ / محمود عبدالعزيز محمد رئيس مجلس الادارة والعضو المنتدب استقالته بتاريخ ١٢ أغسطس ٢٠٠٢ . .

٤ - كما عرض أنه بتاريخ ١٩ أغسطس٢٠٠٢ تم تعيين كل من السيدة/ سحر محمد علي السلاب والأستاذ /محمد حمدان عشماوي في المكانين الخاليين بالمجلس باستقالة كل من الأستاذ / محمد عبدالمنعم رشدي والأستاذ / محمود عبدالعزيز محمد . وبتاريخ ١٠ سبتمبر ٢٠٠٢ قرر المجلس تعيين الأستاذ / أمين هشام عز العرب رئيسا لمجلس الادارة وعضوا منتدبا ، والأستاذ /محمد حمدان عشماوي نائبا لرئيس مجلس الادارة وعضوا منتدبا والسيدة / سحر محمد علي السلاب عضوا منتدبا .

وقد أقرت الجمعية العامة بالاجماع هذه التعيينات .

القرار الخامس

إخلاء طرف السادة أعضاء مجلس الادارة عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ ، وتحديد مكافأتهم عن عام ٢٠٠٣ .

وافقت الجمعية العامة العادية بالإجماع علي إخلاء طرف السادة أعضاء مجلس الادارة عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٢ ، كما وافقت بالإجماع علي تحديد المكافأة السنوية للسادة أعضاء مجلس الادارة عن عام ٢٠٠٣ بمبلغ ٤٢٫٠٠٠ جم (اثنان وأربعون ألف جنيه) علي النحو التالي :

أ - مبلغ ستة آلاف جنيه سنويا مصروفات انتقال تصرف للعضو مباشرة دون حاجة لتقديم مستندات . ولا يحق للسادة رئيس وأعضاء مجلس الادارة المخصص لهم سيارات صرف هذا المبلغ .

ب - مبلغ ستة وثلاثون ألف جنيه مكافأة عضوية تصرف للعضو مباشرة فيما عدا الأعضاء الممثلين لأشخاص اعتبارية فيتم صرف مبلغ المكافأة المستحق للشخص الاعتباري .

علي أن يرتبط صرف مبلغ المكافأة المقرر بالكامل بحضور عضو مجلس الادارة شخصيا كافة اجتماعات مجلس الادارة التي تعقد خلال السنة ، وفي غير هذه الأحوال تصرف المكافأة بنسبة عدد الجلسات التي حضرها العضو الي عدد الجلسات التي عقدت خلال العام وتتم التسوية تبعا لذلك .

القرار السادس

تعيين مراقبي حسابات البنك وتحديد أتعابهما عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٣ .

وافقت الجمعية العامة بالإجماع علي تعيين المحاسب الأستاذ / حازم حسن والمحاسب الأستاذ / عماد حافظ راغب مراقبين لحسابات البنك عن السنة المالية المنتهية في ٣١ ديسمبر ٢٠٠٣ ، وذلك بأتعاب سنوية قدرها خمسة وخمسون ألف جنيه لكل منهما بالاضافة الي أتعاب قدرها أثنا عشر ألفا وخمسمائة جنيه لكل منهما عن كل فحص ربع سنوي وإصدار التقارير المرتبطة به وفقا لمتطلبات البنك المركزي المصري والهيئة العامة لسوق المال .

القرار السابع

الترخيص لمجلس الادارة في تقديم التبرعات خلال عام ٢٠٠٣

وافقت الجمعية العامة بالإجماع علي منح مجلس الادارة ترخيصا عاما لتقديم تبرعات خلال عام ٢٠٠٣ يزيد كل منها عن ألف جنيه مصري ، وتمنح وفقا لما ورد بالمادة ١٠١ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١ .

إحاطة الجمعية العامة بالمكافأة السنوية التي قررها مجلس الادارة لرئيس وأعضاء لجنة المراجعة لعام ٢٠٠٣ .

أحيطت الجمعية العامة علما بقرار مجلس الادارة في اجتماعه بتاريخ ٢٨ يناير ٢٠٠٣ الخاص بتحديد المكافأة السنوية لرئيس وأعضاء لجنة المراجعة لعام ٢٠٠٣ .

وبانتهاء جدول الأعمال أعلن الرئيس انفضاض الإجتماع حيث كانت الساعة الثانية عشر من بعد ظهر نفس اليوم .

جامعا الأصوات	أمين السر	مراقبا الحسابات

الرئيس

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 20 March 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Re: Amendment of Registration Data

With reference to the abovementioned subject, kindly find attached herewith an application form for amending the registration data in relation to the changes that took place in the Bank management concerning the positions of the Credit and Investment Departments, together with a Status Report for each of them, pursuant to the provisions of Article 24 (bis) of the Banking & Credit Act as amended by Act 37 of 1992. You will also find attached herewith the names and titles of the General Managers and Managers of the Credit, Investment and Foreign Operations Departments, including exchanges throughout the Bank.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 23 March 2003.*}

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Certifid Translation Center certifies that this is an accurate and true translation.				
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16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

3/26

القاهرة في ٢٠ مارس ٢٠٠٣

السيد الأستاذ / مدير عام الرقابة على البنوك
البنك المركزى المصرى
القاهرة

تحية طيبة وبعد ،

الموضوع : تعديل بيانات التسجيل

بالإشارة إلى الموضوع عاليه ، نتشرف بأرفاق نموذج طلب تعديل بيانات التسجيل بشأن التعديلات التى حدثت فى إدارة البنك لوظائف الإئتمان والأستثمارات وبيان الحالة الخاص بهم وذلك تطبيقاً لما تقضى به المادة (٢٤) مكرر من قانون البنوك والإئتمان المعدلة بالقانون "٣٧" لسنة ١٩٩٢ وكذلك مرفق طيه بيان بأسماء ووظائف السادة مديرى العموم ومديرى إدارة الإئتمان والإستثمار والعمليات الخارجية بما فيها المبادلات على مستوى البنك .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

البنك المركزى المصرى
الإدارة العامة للرقابة على البنوك
٢٤/٣/٢٠٠٣

مَرْكَز الترْجَمَة المعتَمَدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2)

An Application for Amending Registration Data

1. **Bank Name:** Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**:

Changes in the titles of General Managers.

The changes in the titles of General Managers are as follows:

Name	Previous Title	Current Title
1. Mr. Mohamed Abdel Aziz Mohamed El Tokhey	General Manager of the Delta and Alexandria branches.	General Manager of Credit Assessment
2. Mr. Emad El Din Hamed Mostafa El Baowab	General Manager of Suez Canal and Sinai branches.	General Manager of Marketing & Credit Department for the Branches of the Delta and Suez Canal.

We certify that the data stated herein is correct.

{*Illegible signature*}

Chairman & Managing Director
Amin Hisham Ezz El Arab

Cairo, on 20 March 2003

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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(نموذج رقم ٢) 4/26

طلب تعديل بيانات التسجيل

١- أســـم البنـــك : البنـك التجارى الـدولـى (مصـر)

٢- رقم و تاريخ التسجيل : ٥٤ بتــاريـخ ١٣ أغسطـس ١٩٧٥

٣- الشكـل القانونـــي : شركـة مساهمة مصرية وفقـا لأحكام القانـــون رقـم ٤٣ لسنــة ١٩٧٤

٤- بيانات التعديل المطلوبة :

تعديل وظائف السادة مديرى العموم:-

٢- تعديل وظائف السادة مديرى العموم التالى بيانهم لتصبح كما يلـــى :-

	الوظيفة السابقة	الوظيفة الحالية
١- الأستاذ / محمد عبد العزيز محمد الطوخى	مدير عام فروع الدلتا والأسكندرية	مدير عام تقييم الإئتمان
٢- الأستاذ / عماد الدين حامد مصطفى البواب	مدير عام فروع منطقة قناة السويس وسيناء	مدير عام إدارة تسويق الإئتمان عن فروع الدلتا والقناة

نشهد بصحة البيانات الواردة بهذا الطلب .

أمـــين هشام عز العرب
رئيـس مجلـس الإدارة
والعضـــو المنتـــدب

القاهرة فى ٢٠مارس ٢٠٠٣

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

Photocopy

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.
2. **Registration Number & Date**: 54 on 13 August 1975
3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.
4. **Required Amendment Data**:

Amending the titles of the following General Managers, to read as follows:

	Before Amendment	After Amendment
1. Mrs. Shereen Mohamed Hamid Mohamed	General Manager of Credit Department	Senior General Manager of Credit Department
2. Mr. Mohamed Hamdan Mahmoud Ashmawy	Senior General Manager of Branches	Senior General Manager for Retail Banking & Branches
3. Mr. Mohamed Mohamed Khalil Badra	Deputy General Manager of the Supervisory Department for Credit, Retail & Branches	General Manager of the Supervisory Department for Credit, Retail & Branches
4. Mrs. Neveen Mohamed Mohamed Wefqi	Deputy General Manager of the Credit Department	General Manager of the Credit Department
5. Mrs. Neveen Ahmed Mohamed Mahmoud El Messeiry	Deputy General Manager for Credit Department	General Manager for Credit Department
6. Mr. Hisham Ahmed Hassan Youssef	Deputy General Manager for Foreign Department	General Manager for Foreign Department
7. Mr. Mervat Fayek Francis Yacoub	Deputy General Manager of Finance & Foreign Exchange Department	General Manager of Finance & Foreign Exchange Department

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Translation Date	Original	Photocopy	Source Language	Target Language
16 October 2003	No	Yes	Arabic	English

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مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدَة

يوسف ومشاركوه

مُتَرْجِمُونَ مُعْتَمَدُونَ ومُحَلَّفُونَ

8 Mr. Rafik Mohamed Abdel Khalek Madkour	Head of the International Dealing Room (Deputy General Manager)	Head of the International Dealing Room (General Manager)

We certify that the data stated herein is correct.
{Illegible signature}

Chairman of the Board of Directors & Managing Director
Mahmoud Abdel Aziz

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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(نموذج رقم ٢)

25/26

طلب تعديل بيانات التسجيل

١- أســـــم البنـــــك : البنـك التجارى الـدولـى (مصـر)

٢- رقم و تاريخ التسجيل : ٥٤ بتـاريـخ ١٣ أغسطـس ١٩٧٥

٣- الشكــل القانونـــي : شركـة مساهمة مصرية وفقـا لأحكام القانـــون رقـم ٤٣ لسنـة ١٩٧٤

٤- بيانات التعديل المطلوبة :

تعديل وظائف السادة مديرى العموم التالى بيانهم لتصبح كما يلى :-

	الوظيفة السابقة	الوظيفة الحالية
١- السيدة / شيرين محمد حامد محمد	مدير عام إدارة الإئتمان	مدير عام أول إدارة الإئتمان
٢- الأستاذ / محمد حمدان محمود عشماوى	مدير عام أول الفروع	مدير عام أول التجزئة المصرفية والفروع
٣- الأستاذ / محمد محمد خليل بدره	نائب مدير عام إدارة مراقبة الإئتمان- التجزئة والفروع	مدير عام إدارة مراقبة الإئتمان -التجزئة والفروع
٤- السيدة / نيفين محمد محمد وفقى	نائب مدير عام إدارة الإئتمان	مدير عام إدارة الإئتمان
٥- السيدة / نيفين أحمد محمد محمود المسيرى	نائب مدير عام إدارة الإئتمان	مدير عام إدارة الإئتمان
٦- الأستاذ / هشام أحمد حسن يوسف	نائب مدير عام الإدارة الخارجية	مدير عام الإدارة الخارجية
٧- السيدة / ميرفت فايق فرنسيس يعقوب	نائب مدير عام إدارة التمويل والصرف الأجنبى	مدير عام إدارة التمويل والصرف الأجنبى
٨- الأستاذ / رفيق محمد عبد الخالق مدكور	رئيس غرفة المعاملات الدولية (نائب مدير عام)	رئيس غرفة المعاملات الدولية (مدير عام)

نشهد بصحة البيانات الواردة بهذا الطلب .

محمود عبد العزيز
رئيس مجلس الإدارة
والعضو المنتدب

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 April 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Kindly find attached herewith an application to amend the registration data in relation to the appointment of Mr. Mohamed Hany Seif El Nasr, as a member representing the National Bank of Egypt on the Board of Directors of the Commercial International Bank (Egypt), upon the Prime Ministerial Decree No. 491 of 2003 (a photocopy of which is enclosed), for one year as of 1 February 2003.

Also find attached herewith the Status Report and Statutory Declaration of accepting appointment of the said Gentleman.

With full respect,

Mahmoud Anwar
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: the document is stamped with the seal of the Supervisory Department for Banks, Central Bank of Egypt evidencing receipt thereof on 16 April 2003.}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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Commercial International Bank (Egypt)S.A.E. — CIB — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيزة

1/26 (12)/CBE

القاهرة في ١٣ إبريل ٢٠٠٣

البنك المركزي المصري
الرقابة على البنوك
١٦ إبريل ٢٠٠٣

السيد / مدير عام الرقابة على البنوك

البنك المركزي المصري – القاهرة

تحية طيبة وبعد ،،،

نتشرف بأن نرفق طيه طلب تعديل بيانات التسجيل الخاص بتعيين السيد الأستاذ / محمد هاني سيف النصر عضوا ممثلا للبنك الأهلي المصري في مجلس إدارة البنك التجاري الدولي (مصر) بناء على قرار السيد الدكتور رئيس مجلس الوزراء رقم ٤٩١ لسنة ٢٠٠٣ (مرفق صورة) لمدة عام إعتبارا من ٢٠٠٣/٢/١ ، كما نتشرف بإرفاق بيان الحالة و إقرار قبول التعيين الخاصين بسيادته.

وتفضلوا بقبول فائق الإحترام ،،،

محمود أنور

مدير عام القطاع المالي

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

(Form No. 2): Banking & Credit

An Application for Amending Registration Data

1. **Bank Name**: Commercial International Bank (Egypt) S.A.E.

2. **Registration Number & Date**: 54 on 13 August 1975

3. **Legal Status**: an Egyptian Joint Stock Company established under the provisions of Act 43 of 1974.

4. **Required Amendment Data**: {*left blank*}

Article 12, Name of Members of the Board of Directors
Mr. Mohamed Hany Seif El Nasr has been appointed as a member on the Board of Directors representing the National Bank of Egypt for one year as of 1 February 2003.

We certify that the data stated herein is correct.

{*Illegible signature*}

Managing Director
Sahar El Sallab
{*Illegible signature*}

Cairo on 13 April 2003

Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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2/26

(نموذج رقم "٢" بنوك و ائتمان)

طلب تعديل بيانات التسجيل

١- أسم البنك : البنك التجارى الدولى (مصر)
٢- رقم وتاريخ التسجيل : ٥٤ بتاريخ ١٣ أغسطس ١٩٧٥
٣- الشكل القانوني : شركة مساهمة مصرية وفقا لأحكام القانون رقم ٤٣ لسنة ١٩٧٤

٤- بيانات التعديل المطلوبة :

بند رقم (١٢) أسماء أعضاء مجلس الإدارة

تعيين السيد الأستاذ / محمد هانى سيف النصر عضوا ممثلا عن البنك الأهلى المصرى لمدة عام إعتبارا من ٢٠٠٣/٢/١

نشهد بصحة البيانات الواردة بهذا الطلب .

سحر السلاب
العضو المنتدب

القاهرة في ١٣ إبريل ٢٠٠٣

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 29 July 2003

To: General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo

Re: **Balance Sheet & Financial Statements for the Second Quarter of the Fiscal Year 2003**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements concerning the Bank, as well as the Report of the two Auditors for the second quarter of the Fiscal year 2003, after being approved by the Board of Directors of the Bank during its session held on 29 July 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial Division
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the General Manager of the Supervisory Department for Banks, Central Bank of Egypt, Cairo, evidencing receipt thereof on 30 July 2003.*}

Translation Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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القاهرة فى ٢٩ يوليو ٢٠٠٣

السيد الأستاذ / مدير عام الرقابة على البنوك
البنك المركزى المصرى
القاهـــــــرة

تحية طيبة وبعد ، ، ،

الموضوع : المركز المالى والقوائم الماليـــة عن
الربع الثانى من عام ٢٠٠٣

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة وتقرير مراقبى حســابات البنك والمركز المالى والقوائــم المــالية للبنك عن الربع الثانى من عام ٢٠٠٣، وذلك بعد اعتمادها مـــن مجلــس إدارة البنك فـــى جلسته المنعقدة بتاريخ ٢٩ يوليو ٢٠٠٣ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون الماليـة

محمود أنور إسماعيل
مدير عام القطاع المالـــى

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Central Bank of Egypt
Supervisory Department for Banks

Facsimile No. 3922875

Name of the Bank: Commercial International Bank (Egypt)

Daily Inter-Bank Transactions in the Capital Market during 31 July 2003
(Amount in Million Pound)

Lending Banks	Borrowing Banks	Amount	Interest Rate	Period	Due Date	Transaction Type	
						New	Renewal
	Egyptian-Arab Real Estate Bank	20	10.00 %	7	7 August	New	
	BNP Paribas Bank	10	9.50 %	7	7 August	New	
	Mashreq Bank	10	9.00 %	7	7 August	New	
	Bank of Alexandria	50	7.25 %	3	3 August	New	
	Export Development Bank	15	9.50 %	7	7 August	New	
	Bank of Nova Scotia	20	10.25 %	3	3 August	New	
Nationale Société Générale		50	6.50 %	3	3 August	New	
National Bank of Egypt		15	8.625 %	7	7 August	New	
Nationale Société Générale		10	8.00 %	7	7 August	New	
Misr Iran Bank		20	8.75 %	3	3 August	New	

Name of Head of Department:
Signature: {*Left blank*}

Name of Departmental Manager-in-Charge:
Signature: {*Illegible signature*}

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Translation of a copy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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البنك المركزي المصري

الرقابة على البنوك

رقم الفاكس: ٣٩٢٢٨٧٥

اسم البنك: البنك التجاري الدولي (مصر)

8/CBE

حركة المعاملات اليومية في سوق النقد بين البنوك

خلال يوم ٢٠٠٣/٧/٣١

(القيمة بالمليون جنيه)

البنك المقرض	البنك المقترض	المبلغ	السعر	المدة	تاريخ الاستحقاق	نوع الصفقة: جديدة	نوع الصفقة: تجديد
	البنك العقاري المصري العربي	٢٠	٠٠ر١٠%	٧	٧- أغسطس	جديدة	
	بنك بي ان بي باري با	١٠	٥٠ر٩%	٧	٧- أغسطس	"	
	بنك المشرق	١٠	٠٠ر٩%	٧	٧- أغسطس	"	
	بنك الإسكندرية	٥٠	٢٥ر٧%	٣	٣- أغسطس	"	
	البنك المصري لتنمية الصادرات	١٥	٥٠ر٩%	٧	٧- أغسطس	"	
	بنك نوفا سكوتيا	٢٠	٢٥ر١٠%	٣	٣- أغسطس	"	
البنك الأهلي سوسيتيه جنرال		٥٠	٥٠ر٦%	٣	٣- أغسطس	"	
البنك الأهلي المصري		١٥	٦٢٥ر٨%	٧	٧- أغسطس	"	
البنك الأهلي سوسيتيه جنرال		١٠	٠٠ر٨%	٧	٧- أغسطس	"	
بنك مصر إيران		٢٠	٧٥ر٨%	٣	٣- أغسطس	"	

اسم رئيس القسم:

التوقيـــــــــع:

اسم مدير الإدارة المختص:

التوقيـــــــــع:

39 A/b3

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 19 March 2002

To: Deputy of Chairman of Board of Directors and Managing Director, Misr Company for Clearing, Settlement & Central Keeping

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2001

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank decided during the Annual Meeting held today to approve the dividends to be given for the shareholders for the fiscal year ending 31 December 2001, as follows:

A dividend of LE3.75 to be paid in cash per each share. The cash dividends shall be paid as of Sunday 14 April 2002 as per the resolution issued by the Board of Directors of its session held today.

It should be noted that the said resolutions shall be published in the daily newspapers tomorrow, the 20th of March 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: this document is stamped with a date seal reading 20 March 2002, together with a hand written note and illegible signature confirming that the document was received on 20 March 2002.}

Translation Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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...ercial International Bank (Egypt) S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

CIB

6 / 40 / MCSD

القاهرة فى ١٩ مارس ٢٠٠٢

السيد / نائب رئيس مجلس الإدارة
والعضــــو المنتدب
شركة مصر للمقاصة
والتسوية والحفظ المركزى

الموضوع : توزيعات أرباح البنك التجارى الدولى
للمساهمـــين عن الســــنة المالية
المنتهية فى ٣١ ديسمـــــبر ٢٠٠١

تحـــية طيبة وبعد ، ، ،

نتشـــرف بالإفادة بأن الجمعية العامة العادية لمساهمى البنك قد قررت أثنـــاء الأجتمـــاع السنوى المنعقد بتاريخ اليوم ، أعتماد توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١ ، وذلك كما يلى :-

- توزيع ٧٥و٣ جنيه مصرى نقداً لكل سهم .

وطبقاً لقرار مجلس الإدارة فى جلسته بتاريخ اليوم ، فقد تقرر البدء فى توزيع الأربـــاح النقدية إعتباراً من يوم الأحد الموافق ١٤ إبريل ٢٠٠٢.

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشـــار إليـــها أعـــلاه بالجرائد اليومية غداً الموافق ٢٠ مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون الماليــــة

٢٠ مارس ٢٠٠٢

٢٠٠٢/٣/٢٠

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 9 April 2002

To: Misr Company for Clearing, Settlement & Central Keeping

Attention: Mrs. Jehan Helmy, Manager of Information Division

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2001

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank held on 19 March 2002, approved the dividends to be given to the shareholders of the fiscal year ending 31 December 2001, that shall be held at the end of the business day of 11 April 2002, as follows:

Coupon Value	LE3.75
Coupon Number	26
Payment Date	As of 14 April 2002
Place of Payment	Through the payment outlets of Misr Company for Clearing, Settlement and Central Keeping

With full respect,

Mahmoud El Kholy
Assistant General Manager of the Financial Department
{*Illegible signature*}

This is a Translation of Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

القاهرة فى ٩ إبريل ٢٠٠٢

كتاب م/ هانى حلو
فاكس 5971524

الأستاذة / جيهـــــان حلمى
مدير إدارة المعلومات
شركة مصر للمقاصة
والتسوية والحفظ المركزى

تحية طيبة وبعد ، ، ،

الموضوع : توزيعات أرباح البنك التجارى الدولى (مصر)
عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

نتشرف الإفادة بـأن الجمعيـة العامـة المنعقدة بتـاريخ ١٩ مـارس ٢٠٠٢ قد أعتمدت توزيعات أرباح البنك للمساهمين عن السنة الماليـــة المنتهية فى ٣١ ديسـمبر ٢٠٠١ لحاملى الأسهم فى نهاية يوم عمل ٢٠٠٢/٤/١١ وذلك كما يلى :-

- قيمة الكوبون : ٧٥و٣ جنيه مصرى
- رقم الكوبـون : (٢٦)
- تاريخ الصرف : إعتباراً من ٢٠٠٢/٤/١٤
- مكان الصرف : عن طريق منافذ صرف شركة مصر للمقاصة والتسوية والحفـظ المركـــزى .

وتفضلوا بقبول فائق الإحترام

محمود الخولى
مدير عام مساعد الإدارة المالية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 31 October 2002

To: Misr Company for Clearing, Settlement and Central Keeping

Re: Coupon No. 7 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

Kindly be advised that the interest due for Coupon No. 7 of the Bonds of the Commercial International Bank (Second Issue) amounts to LE51.95 per Bond at the rate of 10.25% per annum (attached herewith Form No. 230).

The said Coupon No. 7 shall be paid on 11 November 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, on 10 November 2002. The payment shall be effected through those Branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

The total amount of the interest due on the Coupon, i.e. LE15,585,000.00 (fifteen million, five hundred & eighty-five thousand Egyptian Pounds) shall be transferred on 10 November 2002 to the account of the Company No. 0150045219 held in the Head Office.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with a date seal reading 5 November 2002.*}

This is a Translation of a Photocopy

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

٣

القاهرة فى ٣١ أكتوبر ٢٠٠٢

السادة / شركة مصر للمقاصة و التسوية
و الحفظ المركزى

تحية طيبة و بعد ،،،

الموضوع : الكوبون رقم (٧) الخاص
بسندات البنك التجارى الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٧) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ٩٥و٥١ جم لكل سند بواقع ٢٥و١٠ % سنوياً .

و سوف يتم صرف الكوبون رقم (٧) يوم الأثنين الموافق ٢٠٠٢/١١/١١ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأحد الموافق ٢٠٠٢/١١/١٠ وسيتم الصرف من فروع البنوك المحددة من جانبكم.

و سوف نقوم بتحويل إجمالى قيمة الكوبون و قدرها ــو٠٠٠ر٥٨٥ر١٥ جم (خمسة عشرة مليون وخمسمائة وخمسة وثمانون ألف جنيهاً مصرياً لاغير) فى حسابكم رقم ٠١٥٠٠٤٥٢١٩ طرف الفرع الرئيسى يوم ٢٠٠٢/١١/١٠ .

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

٥ نوفمبر ٢٠٠٢

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 27 February 2003

To: Deputy of Chairman of Board of Directors and Managing Director, Misr Company for Clearing, Settlement & Central Keeping

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2002

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank held on 27 February 2003, approved the dividends to be given to the shareholders for the fiscal year ending 31 December 2002, on the settlement date 19 March 2003 for the transactions carried out until the session that shall be held on 17 March 2003, as follows:

Coupon Value	LE3.00
Coupon Number	27
Payment Date	As of 20 March 2003
Place of Payment	Through the payment outlets of Misr Company for Clearing, Settlement and Central Keeping

It should be noted that the said decisions shall be published in the daily newspapers of tomorrow, 28 February 2003.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of Misr Company for Clearing, Settlement and Central Keeping evidencing being received on 2 March 2003 at 12.50pm.*}

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:



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Commercial International Bank (Egypt)S.A.E. CIB البنك التجارى الدولى (مصر) ش.م.م

Giza الجيـزة

١٨/٣/٢

القاهرة في ٢٧ فبراير ٢٠٠٣

السيد / نائب رئيس مجلس الإدارة
والعضـو المنتدب
شركة مصر للمقاصة
والتسوية والحفظ المركزى

تحية طيبة وبعد ،،،

الموضوع : توزيعات أرباح البنك التجارى الدولى (مصر) عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

نتشـرف الإفادة بأن الجمعية العامة العادية للبنك والمنعقدة بتاريخ ٢٧ فبراير ٢٠٠٣ قد أعتمدت توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢ مستحقة لمالكى الأسهم فى تاريخ تسوية يوم ٢٠٠٣/٣/١٩ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٣/١٧ وذلك كما يلى :-

- قيمة الكوبون : --و٣ جنيه مصرى
- رقم الكوبون : (٢٧)
- تاريخ الصرف : إعتباراً من ٢٠٠٣/٣/٢٠
- مكان الصرف : عن طريق منافذ صرف شركة مصر للمقاصة والتسوية والحفظ المركـزى .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٨ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الإحترام

نجيب زعفان

مدير عام الشئون المالية

شركة مصر للمقاصة والتسوية والحفظ المركزى
RECEIVED
الساعة ١٢:٥٠

Commercial International Bank (Egypt) S.A.E

Financial Position

As of March 31,2003

KPMG Hazem Hassan	Allied for Accounting & Auditing E & Y
Public Accountants & Consultants	Public Accountants & Consultants

Review Report

To the Board of Directors of Commercial International Bank

We have reviewed the accompanying financial position of the Commercial International Bank (S.A.E.) as at March 31, 2003 and the related statements of income and cash flow for the six months then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Egyptian Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquires of Bank's personnel and analytical procedures applied for financial data, and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review of the Bank's financial statements for the period ended 31 March 2003, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the Egyptian Accounting Standards.

The financial information contained in the Board of Directors' report are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan	Emad Ragheb
KPMG Hazem Hassan	Allied for Accounting & Auditing E & Y
Public Accountants & Consultants	Public Accountants & Consultants

Cairo, 22 April 2003

Commercial International Bank (Egypt)S.A.E.
Financial Position as of
Mar. 31, 2003

	Note No.	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,108,644,249	2,050,646,687
- Due From Banks	(5)	3,223,928,494	2,900,663,453
- Treasury Bills	(6)	1,589,461,276	1,321,619,578
- Trading Investments	(7)	257,867,376	92,364,162
- Available for sale investments	(8)	1,778,132,700	1,874,050,279
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(9&10)	12,033,715,990	10,918,716,694
- Held to maturity Investments	(11)	215,000	215,000
- Investments in subsidiary and associated companies	(12)	55,500,000	45,500,000
- Debit Balances & Other Assets	(14)	429,879,245	339,711,728
- Fixed Assets (Net)	(15)	222,125,008	215,177,023
Total Assets		21,699,469,338	19,758,664,604
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(16)	269,911,991	327,970,558
- Customer Deposits	(17)	17,787,832,017	15,814,751,792
- Credit Balances & Other Liabilities	(18)	347,237,189	322,128,872
- Medium Term Bonds	(19)	300,000,000	300,000,000
- Long Term Loans	(20)	391,772,252	325,995,181
- Other Provisions	(21)	798,149,210	711,601,443
Total Liabilities		19,894,902,659	17,802,447,846
Shareholders' Equity			
- Issued & Paid - in Capital		650,000,000	650,000,000
- Reserves		1,067,414,851	925,330,608
Total Shareholders' Equity	(22)	1,717,414,851	1,575,330,608
Net profit of the period		87,151,828	380,886,150
Total Shareholders' Equity & net profit		1,804,566,679	1,956,216,758
Total Liabilities & Shareholders' Equity		21,699,469,338	19,758,664,604
Contra Accounts			
- Contra Accounts	(23)	5,501,604,196	4,541,025,450

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Cash flow statement from the period
Jan.1,2003 to Mar.31,2003

	from Jan.1,2003 to Mar.31,2003	from Jan.1,2002 to Mar.31,2002
Cash Flow From Operating Activities		
- Net Income before Tax	87,151,828	91,883,653
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	9,765,013	8,215,794
- Provisions (Addition during the period)	41,454,997	65,567,700
- Trading investment evaluation	(23,392,165)	00
- Other investments evaluation	1,634,126	00
- Utilization Of Provision (except provision for doubtful debts)	(8,498)	(5,063,262)
- Difference in revaluation of FCY Provision Balances except L.Loss prov.	36,711,875	514,914
- Gains From Selling Fixed Assets	(288,915)	00
- Profit From Selling Investments	(5,176,841)	(9,670,160)
- Diff. In Revaluation of Long Term Loans	61,101,142	2,633,698
Operating Profit Before Changes in Operating Assets & Liabilities	**208,952,562**	**154,082,337**
Net Decrease (Increase) in Assets		
- Due From Banks	(329,374,506)	(862,192,330)
- Treasury Bills Over Three Months	(473,809,541)	406,802,644
- Trading Investments	(142,111,049)	(112,839,067)
- Available for sale investments	99,460,295	00
- Loans & Overdrafts	(1,106,609,903)	(262,679,659)
- Debit Balances & Other Assets	(91,985,668)	(25,394,030)
Net Increase (Decrease) In Liabilities		
- Due to Banks	(58,058,568)	6,633,099
- Customers Deposits	1,973,080,225	729,661,979
- Credit Balances & Other Liabilities	25,108,317	352,846,362
Net Cash Provided from Operating Activities	**104,652,164**	**386,921,335**

Commercial International Bank (Egypt) S.A.E.
Cash flow statement from the period
Jan.1,2003 to Mar.31,2003

	from Jan.1,2003 to Mar.31,2003	from Jan.1,2002 to Mar.31,2002
Cash Flow From Investment Activities		
- Purchases Of subsidiaries companies	(10,000,000)	00
- Prepaid for Fixed Assets , Premises and Fitting- out of Branches	(14,605,931)	(14,423,980)
- Proceeds amount From Selling Non_Trading Investment	00	691,716,729
- Purchases Of Non_Trading Investment	00	(721,957,302)
Net Cash (Used in) Investment Activities	(24,605,931)	(44,664,553)
Cash Flow From Financing Activities		
- Decrease in Long - Term Loans	4,675,929	3,463,432
- Dividends Paid	(238,801,907)	(289,952,260)
Net Cash (Used in) Financing Activities	**(234,125,978)**	**(286,488,828)**
Net Increase in cash & cash equivalent	(154,079,745)	55,767,954
- Beginning Balance of cash & cash equivalent	2,535,616,466	2,043,509,015
- **Cash & Cash Equivalent Balance At the End of the period**	**2,381,536,721**	**2,099,276,969**
Cash & Cash Equivalent are Represented as Follows :		
- Cash and Due from Central Bank	2,108,644,249	1,564,340,542
- Due from Banks	3,223,928,494	3,259,567,643
- Treasury Bills	1,589,461,276	672,894,579
- Due to Banks	(3,166,994,654)	(3,194,455,015)
- Treasury Bills More than Three Months	(1,373,502,644)	(203,070,780)
Total Cash & Cash Equivalent	**2,381,536,721**	**2,099,276,969**

Commercial International Bank (Egypt) S.A.E
Statement of changes in
Shareholders' equity
From jan.1,2003 to Mar.31,2003

2002	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	1,575,330,608
- Net Profits	-	-	-	-	380,886,150	380,886,150
- Transfer to Reserves	-	16,280,434	125,803,809	-	(142,084,243)	-
- Distributed Profits	-	-	-	-	(238,801,907)	(238,801,907)
Balance At The End Of The Year	650,000,000	325,000,000	579,704,948	162,709,903	-	1,717,414,851

2003	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the period L.E	Total L.E
- Balance at beginning of The Period	650,000,000	325,000,000	579,704,948	162,709,903	-	1,717,414,851
- Net Profits	-	-	-	-	87,151,828	87,151,828
Balance At The End Of The period	650,000,000	325,000,000	579,704,948	162,709,903	87,151,828	1,804,566,679

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
From January 31 To March 31,2003

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and forty branches, in addition to forty four units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statement is prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And taking into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods till maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contra accounts . The difference between the two parts of the contract is recorded in other assets or other liabilities as unrealized gain /loss on the date of commitment . The said difference is amortized by debiting/ crediting the " Foreign Exchange Income" in income statement in addition to the gain /loss generated from the contracts.

- Premium paid for foreign currencies option contracts is recorded in the balance sheet under " Debit Balances & Other Assets " such premium is settled in income statement according to the evaluation of these contract at fair value. The option contracts premium paid & received is recorded in the balance sheet under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) Realization of Income

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) Treasury Bills

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Balance Sheet statement .

E) Evaluation of Trading Investments

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in income statement .

F) Evaluation of Available for Sale Investments

Available for Sale Investments are evalued at the lower of cost or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to income statement for previous financial periods .

G) Evaluation of Held to Maturity Investments

Bonds purchased from the primary market are evaluated at cost which representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower the nominal value and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of down fall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to increase for previous faired periods.

The book value of foreign currency bonds is amended by the difference resulted from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date, such differences are recorded in foreign exchange income in income statement .

H) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in income statement, In case of the fair value increased such increase will be added to the same category in the income statement within the limit of the amounts previously charged

I) Assets Acquired for settlement of Debits

These Assets are recorded in the balance sheet under " debit balances & Other Assets " at cost and in case of decrease of the fair value of these assets at the balance sheet date the difference is charged to the income statement and the increase of the fair value should be credit to income statement within the limit of amounts charged in previous financial periods .

J) Provision for Doubtful Debts and Contra Accounts

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off, in addition to take all the necessary legal action required, a continues follow up is performed for the recovery of all or part of the written off amounts.

K) Contra Accounts

Contra Accounts include transactions in which the Bank is involved as a third party and forward foreign exchange contracts. Such transactions do not represent actual bank's assets or liabilities at the Financial statement date.

L) Cash & Cash Equivalent

In the Statement of Cash Flow, Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

M) Depreciation and Amortization

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

N) **Income Tax**

The Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) **Financial Instruments and their risk management**

(3/1) **Financial Instruments**

A) The bank's financial Instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers. The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) **Financial Instruments Fair Value**

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the financial statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (8),(11),(12) is showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- Term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (26&27) of the notes to the financial statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers, due from banks, and rights and obligations from others are financial assets exposed to credit risk which is represented in these parties inability to repay a part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.
- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (29) discloses the distribution of loans portfolio over various sectors.

C) Foreign Currency Risk

The bank's activity nature requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (30) of the financial statements discloses significant foreign currency positions at the financial statement date.

(8)

4- Cash And Due From Central Bank

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- Cash & Cash Items	449,308,753	379,554,422
- Reserve Balance with CBE	1,659,335,496	1,671,092,265
Total Cash & Due From Central Bank	**2,108,644,249**	**2,050,646,687**

5- Due from Other Banks

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
(A) Central Bank		
- Time Deposits	456,176,531	325,331,260
Total Due from central bank	**456,176,531**	**325,331,260**
(B) Local Banks		
- Current Accounts	3,756,430	5,136,346
- Time Deposits	356,948,468	900,120,070
Total Due from Local Banks	**360,704,898**	**905,256,416**
(C) Foreign Banks		
- Current Accounts	53,177,410	57,906,959
- Time Deposits	2,353,869,655	1,612,168,818
Total Due From Foreign Banks	**2,407,047,065**	**1,670,075,777**
Total Due From Other Banks	**3,223,928,494**	**2,900,663,453**

6- Treasury Bills

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- 91 Days Maturity	218,500,000	425,000,000
- 182 Days Maturity	1,393,000,000	920,000,000
Total Treasury Bills	**1,611,500,000**	**1,345,000,000**
- Issuance Discount	(22,038,724)	(23,380,422)
Net Treasury Bills	**1,589,461,276**	**1,321,619,578**

(9)

7- Trading Investments

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
Portfolio Managed By other parties	257,867,376	92,364,162
Total Trading Investments	**257,867,376**	**92,364,162**

The Trading Investments are represented as follows :-

- Investments Quoted on Stock Exchange	257,867,376	92,364,162
- Investments Un-quoted on Stock Exchange	-	-
	257,867,376	**92,364,162**

8- Available for sale investments

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
(A) Shares Investments		
- Bank's Shares	8,299,960	7,753,417
- Corporate Shares	466,145,618	460,969,359
(B) Bond Investments		
- Governmental Bonds	617,433,000	661,349,577
- Bank's Bonds	129,327,861	129,243,526
- Corporate Bonds	556,926,261	614,734,400
	1,778,132,700	**1,874,050,279**

Available for sale investments are represented as follows :-

- Investments Quoted on Stock Exchange	1,440,946,689	1,413,797,293
- Investments Un-quoted on Stock Exchange	337,186,011	460,252,986
	1,778,132,700	**1,874,050,279**

- The market Value of Available for sale Investments listed on the Capital Market is LE 1,599,746,277 as of Mar., 31,2002 against LE 1,524,660,638 as of December 31,2002

- Available for sale investments item including USD 23MM value Dec ,31 2002 has been lend to UBS Warburg and Maturing at May ,27 2003 .

9- Loans and Overdrafts

	Mar. 31, 2003	Dec. 31, 2002
	L.E	L.E
- Discounted Bills	187,413,313	205,928,599
- Loans & Overdrafts to Customer	11,924,732,616	10,805,963,751
- Loans to Banks	534,131,722	404,539,051
	12,646,277,651	11,416,431,401
- Unearned Bills discount	(3,663,365)	(6,136,668)
- Provision For Doubtful Debts	(556,062,255)	(454,285,611)
- Unearned Interest	(52,836,041)	(37,292,428)
Net Loans & Overdrafts	**12,033,715,990**	**10,918,716,694**

10- Provision For Doubtful Debts

Mar. 31, 2003

	Specific Risk	General Risk	Total
	LE	LE	LE
- Balance at beginning of the year	165,087,738	289,197,873	454,285,611
- Recovery From Loan Loss	1,078,425	-	1,078,425
- Transferred from general to specific	39,329,837	(39,329,837)	0
- Foreign currency revaluation diff.	0	109,087,612	109,087,612
	205,496,000	**358,955,648**	**564,451,648**
Transferred to contingent	**0**	**(8,389,393)**	**(8,389,393)**
Balance at the end of the period	**205,496,000**	**350,566,255**	**556,062,255**

Dec. 31, 2002

	Specific Risk	General Risk	Total
	LE	LE	LE
- Balance at beginning of the year	284,754,000	236,266,704	521,020,704
- Addition during the period	181,419,691	51,138,989	232,558,680
- Recovery From Loan Loss	19,347,051	-	19,347,051
- Foreign currency revaluation diff.	0	1,792,180	1,792,180
	485,520,742	**289,197,873**	**774,718,615**
- Usage during the Year	**(320,433,004)**	-	**(320,433,004)**
[illegible]	[illegible]	[illegible]	[illegible]

-11 Held to maturity Investments

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- Housing Bonds (maturity Dec.2019)	215,000	215,000

The held to maturity Investments are represented as follows :-

- Investments Quoted on Stock Exchange	-	-
- Investments Un-quoted on Stock Exchange	215,000	215,000
	215,000	215,000

12- Investments in subsidiary companies

	Mar. 31, 2003		Dec. 31, 2002	
	LE	%	LE	%
- *Commercial International Brokerage co.*	10,000,000	%40	10,000,000	%40
- Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
- Commercial International life insurance co.	24,000,000	%40	24,000,000	%40
- Contact for Car Trading	20,000,000	%40	10,000,000	%40
	55,500,000		45,500,000	

The Investments in subsidiary companies are represented as follows :-

- Investments Quoted on Stock Exchange	10,000,000	10,000,000
- Investments Un-quoted on Stock Exchange	45,500,000	35,500,000
	55,500,000	45,500,000

- The Market value of The investment in subsidiary companies quoted on stock Exchange is LE 10,000,000 as of Mar.31, 2003 and Dec. 31,2002

13- Capital Commitment (Financial Investments)

The capital commitments for the Financial investments Reached in date of Balançe Sheet L.E 53,263,116 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
Available for sale investments	74,610,371	21,347,254	53,263,116
	74,610,371	21,347,254	53,263,116

14- Debit Balances and Other Assets

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- Accrued Interest	167,614,060	108,711,046
- Prepaid Expenses	15,347,149	10,966,635
- Advances for Purchase of Fixed Assets	53,990,018	55,808,170
- Assets Acquired for Settlement of Debits (Net of L.E 3000,000 devaluation)	78,733,570	78,733,570
- Other Assets	114,194,448	85,492,307
Total Debit Balances and Other Assets	**429,879,245**	**339,711,728**

Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	2,247,073	150,097,331	130,817,604	13,950,579	40,444,378	52,984,516	19,258,890	409,800,371
Additional during the period	-	12,611,042	1,109,520	570,517	307,762	1,525,908	588,249	16,712,998
Closing Balance (1)	2,247,073	162,708,373	131,927,124	14,521,096	40,752,140	54,510,424	19,847,139	426,513,369
Accu.Depreciation at beginning of the period (4)	-	40,749,923	64,543,238	9,871,255	35,410,834	33,127,585	10,920,513	194,623,348
Current period Depreciation	-	2,016,647	4,669,883	407,280	1,024,406	1,243,448	403,349	9,765,013
Accu.Depreciation at end of the period (2)	-	42,766,570	69,213,121	10,278,535	36,435,240	34,371,033	11,323,862	204,388,361
End of period net asstes(1-2)	2,247,073	119,941,803	62,714,003	4,242,561	4,316,900	20,139,391	8,523,277	222,125,008
Beginning of period net assets (3-4)	2,247,073	109,347,408	66,274,366	4,079,324	5,033,544	19,856,931	8,338,377	215,177,023

16- Due to Banks

		Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
(a)	**Central Bank**		
-	Current Accounts	3,260,237	3,513,273
-	Time Deposits	30,000,000	30,000,000
		33,260,237	**33,513,273**
(b)	**Local Banks**		
-	Current Accounts	17,827,044	16,902,245
-	Time Deposits	39,295,301	163,839,105
-	Total Due to Local Banks	**57,122,345**	**180,741,350**
(c)	**Foreign Banks**		
-	Current Accounts	179,529,409	113,715,935
-	Time Deposits	0	0
-	Total Due to foreign Banks	**179,529,409**	**113,715,935**
	Total Due to Banks	**269,911,991**	**327,970,558**

17- Customers Deposits

		Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
-	Demand Deposits	3,973,921,102	3,349,731,632
-	Time & Notice Deposits	6,910,334,291	6,522,834,973
-	Saving & Deposits Certificates	2,931,293,621	2,311,494,906
-	Saving Deposits	3,093,537,668	2,802,530,754
-	Other Deposits	878,745,335	828,159,527
	Total Customer Deposits	**17,787,832,017**	**15,814,751,792**

18- Credit Balances and Other Liabilities

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- Accrued Interest Payable	58,096,136	56,064,004
- Accrued Expenses	20,043,745	9,361,769
- Accounts Payable	260,231,564	245,953,572
- Other Liabilities	8,865,744	10,749,527
Total Credit Balance And Other Liabilities	347,237,189	322,128,872

19- Medium Term Bonds (net of Premium/Discount)

The Bank's Second issue of bonds amounting to LE 300 million at par value of LE 1000 per bond issued on April, 1999 at a fixed interest rate of 10.25%. And matured at 10/5/2004

20- Long Term Loans

	Rate	Maturity date	Maturing through next year	Balance at Mar. 31, 2003	Balance at Dec. 31, 2002
- European Bank	-	Dec-2012	0	24,974,600	19,402,408
- Sumitomo bank	Libor rate	Jun-2005	143,387,150	286,774,300	231,245,350
- Ministry of Agriculture (F.S.D.P)	5.5 - 3.5 depends on maturity date	3-5 years	8,041,254	17,825,156	19,257,513
- Ministry of Agriculture (V.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	188,000	973,000	1,004,200
- Ministry of Agriculture (M.S.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	7,913,649	39,002,696	30,372,710
- Barclays bank (P.S.F.S)	6.62	for ten years from 1996	7,581,000	22,222,500	24,713,000
Total			167,111,053	391,772,252	325,995,181

21- Other Provisions

Mar. 31, 2003
L.E

	Opening Balance	Addition During the period	FCY Balance Reval. Difference	Usage During the period	Transfer	Closing Balance
- Provision for Income Tax claims	558,632,242	41,454,997	0	0	0	600,087,239
- Provision for Legal Claims	1,433,328	0	325,603	0	0	1,758,931
- Provision for contingent	27,968,646	0	6,716,112	0	8,389,393	43,074,151
- Provision for General risk	113,558,729	0	27,268,860	0	0	140,827,589
- Provision for Bank Risk insurance	10,000,000	0	2,401,300	0	0	12,401,300
- Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	**711,601,443**	**41,454,997**	**36,711,875**	**(8,498)**	**8,389,393**	**798,149,210**

Dec. 31, 2002
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	517,155,622	41,886,214	0	(15,000,000)	14,590,406	558,632,242
- Provision for Legal Claims	1,525,470	0	7,858	0	(100,000)	1,433,328
- Provision for Stamp Duty tax claims	14,590,406	0	0	0	(14,590,406)	0
- Provision for contingent	27,968,646	0	0	0	0	27,968,646
- Provision for General risk	112,900,615	0	658,114	0	0	113,558,729
- Provision for Bank Risk insurance	8,000,000	2,000,000	0	0	0	10,000,000
- Provision for Real Estate Tax	35,021	0	0	(126,523)	100,000	8,498
Total Other Provisions	**682,175,780**	**43,886,214**	**665,972**	**(15,126,523)**	**0**	**711,601,443**

22- Capital & Reserves

(a) **Authorized Capital**

The Authorized Capital reached LE 1500 Million according to Extra ordinary Assembly meeting dated April 21,1998.

(b) **Paid - In Capital**

The Paid - In capital reached to LE 650 Million distributed over 65 Million shares at par value of LE 10 per share.

(c) **Reserve**

According to the bank statues 5% of net profit is to increase legal reserve untill legal reserve reaches 50% of the bank's issued and paid - in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

23- Contra Accounts

	Mar. 31, 2003 L.E	Dec. 31, 2002 L.E
- Letter of Guarantee	4,192,751,668	3,543,916,059
- Letter of Credit (import & export)	809,312,805	513,398,158
- Customer Acceptance	450,688,320	490,717,538
- Forward Foreign Exchange contracts	268,590	43,950
- SWAP Deals	48,582,813	(7,050,255)
Total	**5,501,604,196**	**4,541,025,450**

24- Foreign Exchange Income

	Mar. 31, 2003 L.E	Mar. 31, 2002 L.E
- profit (loss) foreign Exchange	8,904,487	(5,161,676
- profit (loss) revaluation of Monitoring assets and Liabilities	(63,634,492)	16,825,708
- profit (loss) revaluation of forwards deals	264,530	(103,347
- profit (loss) revaluation of options	1,568,258	4,714,580
	(52,897,217)	**16,275,265**

Includes losses amounting to LE 74,560,168 resulted from the evaluation of Investment Available for sales balances in foreign currency at the foreign exchange rate prevailing at the purchasing date (at Cost) while evaluating the offsetting liabilities at the rate prevailing at the financial position date, according to the related regulation issued in this regard .

25- Other investments revaluation

	Mar. 31, 2003 L.E +(-)	Mar. 31, 2002 L.E +(-)
- Available for sale investments	(1,634,126)	-
- Held to maturity Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(1,634,126)	-

26- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,108,644,249	-
- Due from Other Banks	3,223,928,494	-
- Treasury Bills	1,611,500,000	-
- Trading Investments	257,867,376	-
- Available for sale investments	1,778,132,700	-
- Loans & Overdrafts	5,948,669,672	6,110,640,216
- Bank's Loans	164,528,151	369,603,571
- Held to maturity Investments	-	215,000
- Investments in subsidiary companies	-	55,500,000
- Debit Balances and Other Assets	429,879,245	-
Total Assets	**15,523,149,887**	**6,535,958,787**
Liabilities		
- Due to Banks	269,911,991	-
- Customer Deposits	14,852,058,167	2,935,773,850
- Medium Term Bonds	-	300,000,000
- Long Term Loans	-	391,772,252
- Credit Balances and Other Liabilities	347,237,189	-
	15,469,207,347	**3,627,546,102**

27- Interest Rate

The average interest rates applied for Assets and Liabilities during the period are 6.38 % & 3.73 % Respectively .

28- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1988 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 1989 up to 1993 were examined and under discussion with the tax Authority.
- Examination for Corporate income Tax for the years from 1994 up to 2000 has been finished and under discussion with the tax Authority.

29- Distribution of Assets, Liabilities and Contra Accounts

Assets

	Local Currency	Foreign Currency
1- Due From Banks	242,113,379	2,981,815,115

2- Loans & Overdrafts

	Total Loans & Overdrafts	%
Agriculture Sector	76,575,916	0.61
Industrial Sector	6,096,281,965	48.41
Trading Sector	950,820,280	7.55
Services Sector	3,840,221,346	30.49
Household Sector	889,044,096	7.06
Other	740,498,007	5.88
Total Loans & Overdrafts (Excluding unearned interest)	**12,593,441,610**	**100.00**
Unearned Bills Discount	**(3,663,365)**	
Provision for Doubtful Debts	**(556,062,255)**	**4.42**
Net Loans & Overdrafts	**12,033,715,990**	

Liabilities

	Local Currency	Foreign Currency
1- Due to Banks	67,097,487	202,814,504

2- Customers' Deposits

	Total Customers Deposits	%
Agriculture Sector	18,493,891	0.10
Industrial Sector	2,065,312,007	11.61
Trading Sector	588,708,249	3.31
Service Sector	2,780,526,906	15.63
Household Sector	11,133,918,565	62.59
Other	1,200,872,399	6.76
Total Customers' Deposits	**17,787,832,017**	**100.00**

Contra Accounts

	Local Currency	Foreign Currency
- Letters of Guarantee	1,384,380,998	2,808,370,670
- Letter of Credit (import & export)	109,712,922	699,599,883
- Customer Acceptance	301,818,154	148,870,166
- Forward Foreign Exchange Contracts	(229,655)	498,245
- SWAP Deals	(487,182,027)	535,764,840
	1,308,500,392	**4,193,103,804**

30- **Foreign Currency Position**

	Mar. 31, 2003 in thousand	Mar. 31, 2002 in thousand
- Egyptian Pound	(9,210)	(40,975
- US Dollar	7,964	40,236
- Sterling pound	(311)	(33
- Japanese Yen	(442)	(297
- Swiss Franc	(40)	337
- Euro	2,323	1,338

31- **Transactions With Related Parties**

All Banking transaction with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Other Banks	165,977,063
Loans & Overdrafts	12,849,110
Bank's Loans	143,387,150
Investment in subsidiary companies	55,500,000
Due to banks	2,675,025
Customer Deposits	70,341,664
Medium Term Bonds	252,500,000

32- **Comparative Figures**

The Comparative Figures are amended to confirm with the reclassification.

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 29 April 2003

To: Mr. Mohamed Abdel Salam, Deputy of the Chairman of the Board of Directors & Managing Director, Misr Company for Clearing, Settlement and Central Keeping

Re: Coupon No. 8 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

With reference to your letter of today's date in relation to the abovementioned subject, kindly be advised that the interest due for coupon No. 8 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said coupon No. 8 shall be paid on Thursday 15 May, 2003 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at the settlement date of 14 May 2003, for those transactions carried out until the session of 11 May 2003. The payment shall be effected through the branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

The total amount of the interest due on the coupon, i.e. LE15,333,000.00 (fifteen million, three hundred & thirty-three thousand Egyptian Pounds) shall be transferred on 12 May 2003 to the account of the Company held with the United Bank, Cairo. Bank No. 00-2-414459-005 as per your letter dated 22 April 2003.

With full respect,

Mahmoud El Kholy
Assistant General Manager of the Financial Department
{Illegible signature}

{Translator's Comment: there is a hand written note and illegible signature confirming that the document was received on 30 April 2003.}

Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

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ercial International Bank (Egypt)S.A.E. CIB البنك التجاري الدولي (مصر) ش.م.م
Giza الجيـزة

القاهرة في ٢٩ إبريل ٢٠٠٣

6 8e/MCSD

السيد الاستاذ / محمـد عبد السـلام
نائب رئيس مجلس الإدارة و العضو المنتدب
شركة مصر للمقاصة و التسوية والحفظ المركزى

تحية طيبة و بعد ،،،

الموضوع : الكـوبـون رقـم (٨) الخـاص
بسندات البنك التجارى الدولى (الإصدار الثانى)

بالإشارة إلى خطاب سيادتكم بتاريخ اليوم بخصوص الموضوع بعاليه ، برجاء التكرم بالعلم بأن العائد المستحق على الكوبون رقم (٨) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنويا .

و سوف يتم صرف الكوبون رقم (٨) يوم الخميس الموافق ٢٠٠٣/٥/١٥ على الأرصدة القائمة لدى شركتكم الموقرة فى تاريخ تسوية يوم ٢٠٠٣/٥/١٤ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٥/١١ وسيتم الصرف من فروع البنوك المحددة من قبل شركتكم الموقرة.

و سوف يتم تحويل إجمالى قيمة عائد الكوبون و قدرها ـ و٠٠٠ر٣٣٣ر١٥ جم (فقط خمسة عشر مليون و ثلاثمائة و ثلاثة و ثلاثون ألف جنيه مصرى لاغير) إلى حساب الشركة رقم (٠٠٥-٠٠٠٥٩-٤١٤٤٥٩-٢-٠٠) لدى البنك المصرى المتحد ـ فرع القاهرة ـ يوم ٢٠٠٣/٥/١٢ و ذلك طبقاً لخطابكم بتاريخ ٢٠٠٣/٤/٢٢ .

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

٢٠٠٣/٤/٢٩

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 30 April 2003

To: Misr Company for Clearing, Settlement and Central Keeping

Attention: Ms. Jihan Helmy

Re: **Coupon No. 8 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)**

Kindly be advised that the interest due for coupon No. 8 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said coupon No. 8 shall be paid on Thursday 15 May, 2003 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping , at a settlement date of 14 May 2003 for those transaction carried out until the session of 11 May 2003. The payment shall be effected through the branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

The total amount of the interest due on the coupon, i.e. LE15,333,000.00 (fifteen million, three hundred & thirty-three thousand Egyptian Pounds) shall be transferred on 12 May 2003 to the account of the Company held with the United Bank, Cairo. Bank No. 00-2-414459-005 as per your letter dated 22 April 2003.

With full respect,

Mahmoud El Kholy
Assistant General Manager of the Financial Department
{*Illegible signature*}

{*Translator's Comment: the document is stamped with a date seal reading 4 May 2002.*}

Translation of a Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:



Certified Translation Center
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Phone/Fax: 0020 (02) 392 79 79 & 396 2117
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Website: www.certified-translators.net

القاهرة في ٣٠ إبريل ٢٠٠٣

6 (8e)/MCSD

السادة / شركة مصر للمقاصة و التسوية
والحفظ المركزى

عناية الأستاذة / جيهان حلمي

تحية طيبة و بعد ،،،

الموضوع : الكوبون رقم (٨) الخاص
بسندات البنك التجارى الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٨) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ١ ١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٨) يوم الخميس الموافق ٢٠٠٣/٥/١٥ على الأرصدة القائمة لدى شركتكم الموقرة فى تاريخ تسوية يوم ٢٠٠٣/٥/١٤ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٥/١١ وسيتم الصرف من فروع البنوك المحددة من قبل شركتكم الموقرة.

و سوف يتم تحويل إجمالى قيمة عائد الكوبون و قدرها -و٠٠٠ر٣٣٣ر١٥ جم (فقط خمسة عشر مليون و ثلاثمائة و ثلاثة و ثلاثون ألف جنيه مصرى لاغير) إلى حساب الشركة رقم (٠٠٥-٤١٤٤٥٩-٦-٠٠٠) لدى البنك المصرى المتحد – فرع القاهرة – يوم ٢٠٠٣/٥/١٢ و ذلك طبقاً لخطابكم بتاريخ ٢٠٠٣/٤/٢٢ .

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

٤ مايو ٢٠٠٣

03 DEC 30 AM 7:21

KPMG Hazem Hassan
Public Accountants & Consultants

Allied for Accounting & Auditing E & Y
Public Accountants & Consultants

Review Report

To the Board of Directors of Commercial International Bank

We have reviewed the accompanying financial position of the Commercial International Bank (S.A.E.) as at June 30, 2003 and the related statements of income and cash flow and changes in Shareholder's equity for the six months then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Egyptian Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquires of Bank's personnel and analytical procedures applied for financial data, and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review of the Bank's financial statements for the period ended 30 June 2003, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the Egyptian Accounting Standards.

The financial information contained in the Board of Directors' report are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan
KPMG Hazem Hassan
Public Accountants & Consultants

Emad Ragheb
Allied for Accounting & Auditing E & Y
Public Accountants & Consultants

Cairo, 17 July 2003

Commercial International Bank (Egypt)S.A.E.
Financial Position as of
Jun. 30, 2003

	Note No.	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,357,821,806	2,050,646,687
- Due From Banks	(5)	4,122,191,751	2,900,663,453
- Treasury Bills	(6)	1,515,806,579	1,321,619,578
- Trading Investments	(7)	459,766,737	92,364,162
- Available for sale investments	(8)	1,493,257,473	1,874,050,279
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(9&10)	12,053,239,306	10,918,716,694
- Held to maturity Investments	(11)	155,970,201	215,000
- Investments in subsidiary and associated companies	(12)	55,500,000	45,500,000
- Debit Balances & Other Assets	(14)	469,675,249	339,711,728
- Fixed Assets (Net)	(15)	223,828,208	215,177,023
Total Assets		22,907,057,310	19,758,664,604
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(16)	253,568,454	327,970,558
- Customer Deposits	(17)	18,927,862,506	15,814,751,792
- Credit Balances & Other Liabilities	(18)	373,555,965	322,128,872
- Medium Term Bonds	(19)	300,000,000	300,000,000
- Long Term Loans	(20)	412,214,869	325,995,181
- Other Provisions	(21)	748,460,614	711,601,443
Total Liabilities		21,015,662,408	17,802,447,846
Shareholders' Equity			
- Issued & Paid - in Capital		650,000,000	650,000,000
- Reserves		1,067,414,851	925,330,608
Total Shareholders' Equity	(22)	1,717,414,851	1,575,330,608
Net profit of the period		173,980,051	380,886,150
Total Shareholders' Equity & net profit		1,891,394,902	1,956,216,758
Total Liabilities & Shareholders' Equity		22,907,057,310	19,758,664,604
Contra Accounts			
- Contra Accounts	(23)	5,385,518,235	4,541,025,450

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Directo

Commercial International Bank (Egypt) S.A.E.
Statement Of Income for the period from
Jan .1,2003 to June 30,2003

	Note No.	from Jan.1,2003 to June 30,2003 L.E	from Jan.1,2002 to June 30,2002 L.E
- Interest Received from Clients & Banks		578,906,690	588,265,516
- Interest Received from Treasury Bills & Bonds		127,438,918	93,941,066
Deduct			
- Interest Paid to Clients & Banks		(430,678,360)	(438,016,979)
Net Interest Income		275,667,248	244,189,603
- Banking Fees & Commissions		114,610,176	134,554,309
- Shares Dividends		4,232,914	6,768,087
- Foreign Exchange Income	(24)	(27,386,339)	35,391,679
- Profits From Selling Investment		7,783,586	8,007,806
- Trading investments evaluation differences		92,097,416	0
- Other Income		23,568,534	28,628,940
Total Fee Income		214,906,287	213,350,821
Net Operating Income		490,573,535	457,540,424
Deduct			
- Provisions		(171,791,596)	(137,070,634)
- Other investments evaluation differences	(25)	(2,935,600)	0
- General & Administrative Expenses & Depreciation		(128,685,495)	(121,629,193)
- Other Expenses		(13,493,708)	(19,921,716)
		(316,906,399)	(278,621,543)
Net operating income		173,667,136	178,918,881
- Non_operating income		312,915	0
Net Profit		173,980,051	178,918,881

Sahar Mohamed El-Sallab
Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman & Managing Director

Commercial International Bank (Egypt) S.A.E.
Cash flow statement from the period
Jan.1,2003 to June 30,2003

	from Jan.1,2003 to June 30,2003	from Jan.1,2002 to June 30,2002
Cash Flow From Operating Activities		
- Net Income before Tax	173,980,051	178,918,881
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	19,296,802	16,012,823
- Provisions (Addition during the period)	171,791,596	137,070,634
- Trading investment evaluation	(92,097,416)	00
- Other investments evaluation	2,935,600	00
- Utilization Of Provision (except provision for doubtful debts)	(8,498)	(63,262)
- Difference in revaluation of FCY Provision Balances except L.Loss prov.	46,523,180	774,841
- Gains From Selling Fixed Assets	(312,915)	00
- Profit From Selling Investments	(7,783,586)	(9,670,161)
- Income tax paid	(100,000,000)	(8,000,000)
- Diff. In Revaluation of Long Term Loans	78,563,262	6,297,232
Operating Profit Before Changes in Operating Assets & Liabilities	292,888,076	321,340,988
Net Decrease (Increase) in Assets		
- Due From Banks	(1,230,313,291)	(380,799,888)
- Treasury Bills Over Three Months	(255,736,227)	488,753,631
- Trading Investments	(275,305,159)	(11,342,441)
- Available for sale investments	385,640,792	00
- Loans & Overdrafts	(1,213,219,718)	(324,731,360)
- Debit Balances & Other Assets	(117,871,170)	60,705,924
Net Increase (Decrease) In Liabilities		
- Due to Banks	(74,402,104)	63,272,112
- Customers Deposits	3,113,110,715	1,043,215,788
- Credit Balances & Other Liabilities	51,427,093	(2,795,537)
Net Cash Provided from Operating Activities	676,219,007	1,257,619,217

Commercial International Bank (Egypt) S.A.E.
Cash flow statement from the period
Jan.1,2003 to June 30,2003

	from Jan.1,2003 to June 30,2003	from Jan.1,2002 to June 30,2002
Cash Flow From Investment Activities		
- Purchases Of subsidiaries companies	(10,000,000)	00
- Prepaid for Fixed Assets , Premises and Fitting- out of Branches	(42,477,423)	(29,724,891)
- Proceeds amount From Selling Non_Trading Investment	00	1,194,125,871
- Purchases Of Non_Trading Investment	(155,755,201)	(1,249,119,388)
Net Cash (Used in) Investment Activities	(208,232,624)	(84,718,407)
Cash Flow From Financing Activities		
- Decrease in Long - Term Loans	7,656,426	7,679,900
- Dividends Paid	(238,801,908)	(289,952,260)
- Increase (decrease) in bonds		(300,000,000)
Net Cash (Used in) Financing Activities	**(231,145,482)**	**(582,272,360)**
Net Increase in cash & cash equivalent	236,840,901	590,628,450
- Beginning Balance of cash & cash equivalent	2,535,616,467	2,043,509,011
- **Cash & Cash Equivalent Balance At the End of the period**	**2,772,457,368**	**2,634,137,461**
Cash & Cash Equivalent are Represented as Follows :		
- Cash and Due from Central Bank	2,357,821,806	2,202,018,853
- Due from Banks	4,122,191,751	2,789,163,692
- Treasury Bills	1,515,806,579	477,137,282
- Due to Banks	(4,067,933,438)	(2,713,062,573)
- Treasury Bills More than Three Months	(1,155,429,330)	(121,119,793)
Total Cash & Cash Equivalent	**2,772,457,368**	**2,634,137,461**

Commercial International Bank (Egypt) S.A.E
Statement of changes in Shareholders' equity
From Jan.1,2003 to June 30,2003

2002	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	1,575,330,608
- Net Profits	-	-	-	-	380,886,150	380,886,150
- Transfer to Reserves	-	16,280,434	125,803,809	-	(142,084,243)	-
- Distributed Profits	-	-	-	-	(238,801,907)	(238,801,907)
Balance At The End Of The Year	650,000,000	325,000,000	579,704,948	162,709,903	-	1,717,414,851

2003	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Profits of the period L.E	Total L.E
- Balance at beginning of The Period	650,000,000	325,000,000	579,704,948	162,709,903	-	1,717,414,851
- Net Profits	-	-	-	-	173,980,051	173,980,051
Balance At The End Of The period	650,000,000	325,000,000	579,704,948	162,709,903	173,980,051	1,891,394,902

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
From January 1, 2003 To June 30,2003

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and forty two branches, in addition to forty four units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statement is prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And taking into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods till maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contra accounts . The difference between the two parts of the contract is recorded in other assets or other liabilities as unrealized gain /loss on the date of commitment . The said difference is amortized by debiting/ crediting the " Foreign Exchange Income" in income statement in addition to the gain /loss generated from the contracts.

- Premium paid for foreign currencies option contracts is recorded in the balance sheet under " Debit Balances & Other Assets " such premium is settled in income statement according to the evaluation of these contract at fair value. The option contracts premium paid & received is recorded in the balance sheet under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) **Realization of Income**

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) **Treasury Bills**

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Balance Sheet statement .

E) **Evaluation of Trading Investments**

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in income statement .

F) **Evaluation of Available for Sale Investments**

Available for Sale Investments are evalued at the lower of cost or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to income statement for previous financial periods .

G) **Evaluation of Held to Maturity Investments**

Bonds purchased from the primary market are evaluated at cost which representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower the nominal value and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of down fall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to increase for previous faired periods.

The book value of foreign currency bonds is amended by the difference resulted from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date, such differences are recorded in foreign exchange income in income statement .

H) **Investments in Subsidiaries and Associated Companies**

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in income statement, In case of the fair value increased such increase will be added to the same category in the income statement within the limit of the amounts previously charged

I) **Assets Acquired for settlement of Debits**

These Assets are recorded in the balance sheet under " debit balances & Other Assets " at cost and in case of decrease of the fair value of these assets at the balance sheet date the difference is charged to the income statement and the increase of the fair value should be credit to income statement within the limit of amounts charged in previous financial periods .

J) **Provision for Doubtful Debts and Contra Accounts**

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off, in addition to take all the necessary legal action required, a continues follow up is performed for the recovery of all or part of the written off amounts.

K) **Contra Accounts**

Contra Accounts include transactions in which the Bank is involved as a third party and forward foreign exchange contracts. Such transactions do not represent actual bank's assets or liabilities at the Financial statement date.

L) **Cash & Cash Equivalent**

In the Statement of Cash Flow, Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

M) **Depreciation and Amortization**

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

N) Income Tax

The Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) Financial Instruments and their risk management

(3/1) Financial Instruments

A) The bank's financial Instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers. The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) Financial Instruments Fair Value

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the financial statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (8),(11),(12) is showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) Forward Contract

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- Term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (26&27) of the notes to the financial statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers, due from banks, and rights and obligations from others are financial assets exposed to credit risk which is represented in these parties inability to repay a part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies, about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.
- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (29) discloses the distribution of loans portfolio over various sectors.

C) <u>Foreign Currency Risk</u>

The bank's activity nature requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (30) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Cash & Cash Items	429,113,515	379,554,422
- Reserve Balance with CBE	1,928,708,291	1,671,092,265
Total Cash & Due From Central Bank	2,357,821,806	2,050,646,687

5- Due from Other Banks

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
(A) Central Bank		
- Time Deposits	440,476,049	325,331,260
Total Due from central bank	440,476,049	325,331,260
(B) Local Banks		
- Current Accounts	3,046,028	5,136,346
- Time Deposits	509,549,920	900,120,070
Total Due from Local Banks	512,595,948	905,256,416
(C) Foreign Banks		
- Current Accounts	51,212,285	57,906,959
- Time Deposits	3,117,907,469	1,612,168,818
Total Due From Foreign Banks	3,169,119,754	1,670,075,777
Total Due From Other Banks	4,122,191,751	2,900,663,453

6- Treasury Bills

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- 91 Days Maturity	366,250,000	425,000,000
- 182 Days Maturity	1,186,000,000	920,000,000
Total Treasury Bills	1,552,250,000	1,345,000,000
- Issuance Discount	(36,443,421)	(23,380,422)
Net Treasury Bills	1,515,806,579	1,321,619,578

7- Trading Investments

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Portfolio Managed By other parties	287,545,853	92,364,162
- Bonds	172,220,884	
Total Trading Investments	459,766,737	92,364,162

The Trading Investments are represented as follows :-

- Investments Quoted on Stock Exchange	459,766,737	92,364,162
- Investments Un-quoted on Stock Exchange	-	-
	459,766,737	92,364,162

- Treasury Bonds of $ 23,030,000 and the related premium was transferred to Trading Investment from available for sale , In addition to $ 1,997,000 Bank's Bonds for maximum return on bank investment according to the bank plicy in this respect .

8- Available for sale investments

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
(A) Shares Investments		
- Bank's Shares	7,099,708	7,753,417
- Corporate Shares	480,194,130	460,969,359
(B) Bonds Investments		
- Governmental Bonds	328,862,537	661,349,577
- Bank's Bonds	120,065,220	129,243,526
- Corporate Bonds	557,035,878	614,734,400
	1,493,257,473	1,874,050,279

Available for sale investments are represented as follows :-

- Investments Quoted on Stock Exchange	1,234,037,641	1,413,797,293
- Investments Un-quoted on Stock Exchange	259,219,832	460,252,986
	1,493,257,473	1,874,050,279

- The Market Value of Available for sale Investments listed on the Capital Market is LE 1,276,502,778 as of june, 30,2003 against LE 1,524,660,638 as of December 31,2002

- Treasury Bonds of $ 25MM and the related premium of $ 820,997 was transferred from Available for sale to Held to maturity as it includes bonds of $ 23 MM lended to UBS Warburg value Nov. 2003

- Treasury Bonds of $ 23,030,000 and the related premium was transferred to Trading Investment from available for sale , In addition to $ 1,997,000 Bank's Bonds for maximum return on bank investment according to the bank plicy in this respect .

9- Loans and Overdrafts

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Discounted Bills	178,618,028	205,928,599
- Loans & Overdrafts to Customer	12,146,740,028	10,805,963,751
- Loans to Banks	498,426,414	404,539,051
	12,823,784,470	11,416,431,401
- Unearned Bills discount	(4,016,176)	(6,136,668)
- Provision For Doubtful Debts	(679,216,472)	(454,285,611)
- Unearned Interest	(87,312,516)	(37,292,428)
Net Loans & Overdrafts	12,053,239,306	10,918,716,694

10- Provision For Doubtful Debts

Jun. 30, 2003

	Specific Risk LE	General Risk LE	Total LE
- Balance at beginning of the year	165,087,738	289,197,873	454,285,611
Addition during the period	60,836,500	29,000,000	89,836,500
- Recovery From Loan Loss	4,790,410	-	4,790,410
- Transferred from general to specific	39,329,837	(39,329,837)	0
- Foreign currency revaluation diff.		138,693,344	138,693,344
	270,044,485	417,561,380	687,605,865
Transferred to contingent	0	(8,389,393)	(8,389,393)
Balance at the end of the period	270,044,485	409,171,987	679,216,472

Dec. 31, 2002

	Specific Risk LE	General Risk LE	Total LE
- Balance at beginning of the year	284,754,000	236,266,704	521,020,704
- Addition during the period	181,419,691	51,138,989	232,558,680
- Recovery From Loan Loss	19,347,051	-	19,347,051
- Foreign currency revaluation diff.	0	1,792,180	1,792,180
	485,520,742	289,197,873	774,718,615
- Usage during the Year	(320,433,004)	-	(320,433,004)
Balance at the end of the Year	165,087,738	289,197,873	454,285,611

-11 Held to maturity Investments

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Housing Bonds (maturity Dec.2019)	215,000	215,000
- Treasury Bonds 2006	155,755,201	
	155,970,201	215,000

The held to maturity Investments are represented as follows :-

- Investments Quoted on Stock Exchange	155,755,201	-
- Investments Un-quoted on Stock Exchange	215,000	215,000
	155,970,201	215,000

- The Market value of Held to Maturity is LE 168,904,120 as of june 30,2003
- Treasury Bonds of $ 25MM and the related premium of $ 820,997 was transferred from Available for sale to Held to maturity as it includes bonds of $ 23 MM lended to UBS Warburg value Nov. 2003

12- Investments in subsidiary companies

	Jun. 30, 2003 LE	%	Dec. 31, 2002 LE	%
- Commercial International Brokerage co.	10,000,000	%40	10,000,000	%40
- Contact for Car Trading	20,000,000	%40	10,000,000	%40
- Commercial International life insurance co.	24,000,000	%40	24,000,000	%40
- Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
	55,500,000		45,500,000	

The Investments in subsidiary companies are represented as follows :-

- Investments Quoted on Stock Exchange	10,000,000	10,000,000
- Investments Un-quoted on Stock Exchange	45,500,000	35,500,000
	55,500,000	45,500,000

- The Market value of The investments in subsidiary companies quoted on stock Exchange is LE 10,000,000 as of june.30, 2003 and Dec. 31,2002

13- Capital Commitment (Financial Investments)

The capital commitments for the financial investments reached in date of Balance Sheet L.E 43,125,089 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
Available for sale investments	77,000,177	33,875,088	43,125,089

14- Debit Balances and Other Assets

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Accrued Interest	186,543,004	108,711,046
- Prepaid Expenses	16,405,493	10,966,635
- Advances for Purchase of Fixed Assets	70,650,521	55,808,170
- Assets Acquired for Settlement of Debits (Net of L.E 1,140,146 devaluation)	75,983,570	78,733,570
- Other Assets	120,092,661	85,492,307
Total Debit Balances and Other Assets	469,675,249	339,711,728

5- Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	2,247,073	150,097,331	130,817,604	13,950,579	40,444,378	52,984,516	19,258,890	409,800,371
Additional during the period	-	12,611,042	10,221,516	570,517	571,812	2,683,068	1,290,032	27,947,987
Closing Balance (1)	2,247,073	162,708,373	141,039,120	14,521,096	41,016,190	55,667,584	20,548,922	437,748,358
Accu.Depreciation at beginning of the period (4)	-	40,749,923	64,543,238	9,871,255	35,410,834	33,127,585	10,920,513	194,623,348
Current period Depreciation	-	4,023,754	9,257,858	749,644	1,909,112	2,550,772	805,662	19,296,802
Accu.Depreciation at end of the period (2)	-	44,773,677	73,801,096	10,620,899	37,319,946	35,678,357	11,726,175	213,920,150
End of period net asstes(1-2)	2,247,073	117,934,696	67,238,024	3,900,197	3,696,244	19,989,227	8,822,747	223,828,208
Beginning of period net assets (3-4)	2,247,073	109,347,408	66,274,366	4,079,324	5,033,544	19,856,931	8,338,377	215,177,023

16- Due to Banks

		Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
(a)	**Central Bank**		
-	Current Accounts	3,180,757	3,513,273
-	Time Deposits	9,211,072	30,000,000
		12,391,829	33,513,273
(b)	**Local Banks**		
-	Current Accounts	24,190,784	16,902,245
-	Time Deposits	6,748,057	163,839,105
-	Total Due to Local Banks	30,938,841	180,741,350
(c)	**Foreign Banks**		
-	Current Accounts	210,237,784	113,715,935
-	Time Deposits	0	0
-	Total Due to foreign Banks	210,237,784	113,715,935
	Total Due to Banks	253,568,454	327,970,558

17- Customers Deposits

		Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
-	Demand Deposits	3,909,694,901	3,349,731,632
-	Time & Notice Deposits	7,607,234,705	6,522,834,973
-	Saving & Deposits Certificates	3,140,538,474	2,311,494,906
-	Saving Deposits	3,335,035,865	2,802,530,754
-	Other Deposits	935,358,561	828,159,527
	Total Customer Deposits	18,927,862,506	15,814,751,792

18- Credit Balances and Other Liabilities

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Accrued Interest Payable	60,272,764	56,064,004
- Accrued Expenses	27,639,981	9,361,769
- Accounts Payable	278,281,373	245,953,572
- Other Liabilities	7,361,847	10,749,527
Total Credit Balance And Other Liabilities	373,555,965	322,128,872

19- Medium Term Bonds (net of Premium/Discount)

The Bank's Second issue of bonds amounting to LE 300 million at par value of LE 1000 per bond at fixed interest rate of 10.25%. And matured at 10/5/2004

20- Long Term Loans

	Rate	Maturity date	Maturing through next year	Balance at Jun. 30, 2003	Balance at Dec. 31, 2002
- European Bank	-	Dec-2012	0	27,596,520	19,402,408
- Sumitomo bank	Libor rate	Jun-2005	150,807,250	301,614,500	231,245,350
- Ministry of Agriculture (F.S.D.P)	5.5 - 3.5 depends on maturity date	3-5 years	5,384,808	15,796,593	19,257,513
- Ministry of Agriculture (V.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	399,000	988,400	1,004,200
- Ministry of Agriculture (M.S.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	11,000,864	45,196,356	30,372,710
- Barclays bank (P.S.F.S)	6.62	for ten years from 1996	7,531,000	21,022,500	24,713,000
Total			175,122,922	412,214,869	325,995,181

21- Other Provisions

Jun. 30, 2003
L.E

	Opening Balance	Addition During the period	FCY Balance Reval. Difference	Usage During the period	Transfer	Closing Balance
- Provision for Income Tax claims	558,632,242	81,249,096	0	(100,000,000)	0	539,881,338
- Provision for Legal Claims	1,433,328	0	412,621	0	0	1,845,949
- Provision for contingent	27,968,646	706,000	8,511,003	0	8,389,393	45,575,042
- Provision for General risk	113,558,729	0	34,556,505	0	0	148,115,234
- Provision for Bank Risk insurance	10,000,000	0	3,043,051	0	0	13,043,051
- Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	711,601,443	81,955,096	46,523,180	(100,008,498)	8,389,393	748,460,614

Dec. 31, 2002
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	517,155,622	41,886,214	0	(15,000,000)	14,590,406	558,632,242
- Provision for Legal Claims	1,525,470	0	7,858	0	(100,000)	1,433,328
- Provision for Stamp Duty tax claims	14,590,406	0	0	0	(14,590,406)	0
- Provision for contingent	27,968,646	0	0	0	0	27,968,646
- Provision for General risk	112,900,615	0	658,114	0	0	113,558,729
- Provision for Bank Risk insurance	8,000,000	2,000,000	0	0	0	10,000,000
- Provision for Real Estate Tax	35,021	0	0	(126,523)	100,000	8,498
Total Other Provisions	682,175,780	43,886,214	665,972	(15,126,523)	0	711,601,443

22- Capital & Reserves

(a) Authorized Capital

The Authorized Capital reached LE 1500 Million according to Extra ordinary Assembly meeting dated April 21,1998.

(b) Paid - In Capital

The Paid - In capital reached to LE 650 Million distributed over 65 Million shares at par value of LE 10 per share.

(c) Reserves

According to the bank statues 5% of net profit is to increase legal reserve and we already stopped this increase as we reached 50% of the bank's issued and paid - in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

23- Contra Accounts

	Jun. 30, 2003 L.E	Dec. 31, 2002 L.E
- Letters of Guarantee	4,186,823,898	3,543,916,059
- Letters of Credit (import & export)	714,006,951	513,398,158
- Customers Acceptance	468,686,704	490,717,538
- Forward Foreign Exchange contracts	818,201	43,950
- SWAP Deals	15,182,481	(7,050,255)
Total	5,385,518,235	4,541,025,450

24- Foreign Exchange Income

	Jun. 30, 2003 L.E	Jun. 30, 2002 L.E
- profit foreign Exchange	26,489,958	55,674,451
- (loss) revaluation of Monitoring assets and Liabilities	(58,335,694)	(27,548,471
- profit (loss) revaluation of forwards deals	1,136,573	(298,664
- profit revaluation of options	3,322,824	7,767,104
	(27,386,339)	35,594,420

Includes losses amounting to LE 31,983,243 resulted from the evaluation of Investment Available for sales balances in foreign currency at the foreign exchange rate prevailing at the purchasing date (at Cost) while evaluating the offsetting liabilities at the rate prevailing at the financial position date, according to the related regulation issued in this regard .

25- Other investments revaluation

	Jun. 30, 2003 L.E +(-)	Jun. 30, 2002 L.E +(-)
- Available for sale investments	(2,935,600)	-
- Held to maturity Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(2,935,600)	-

26- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,357,821,806	-
- Due from Other Banks	4,122,191,751	-
- Treasury Bills	1,552,250,000	-
- Trading Investments	459,766,737	-
- Available for sale investments	1,493,257,473	-
- Loans & Overdrafts	5,755,350,204	6,482,695,336
- Bank's Loans	107,526,005	390,900,409
- Held to maturity Investments	-	155,970,201
- Investments in subsidiary companies	-	55,500,000
- Debit Balances and Other Assets	469,675,249	-
	16,317,839,225	7,085,065,946
Liabilities		
- Due to Banks	253,568,454	-
- Customer Deposits	15,779,318,783	3,148,543,723
- Medium Term Bonds	300,000,000	-
- Long Term Loans	175,122,922	237,091,947
- Credit Balances and Other Liabilities	373,555,965	-
	16,881,566,124	3,385,635,670

27- Interest Rate

The average interest rates applied for Assets and Liabilities during the period are 6.28 % & 3.83 % Respectively .

28- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1988 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 1989 up to 1993 were examined and under discussion with the tax Authority.
- Corporate Income Tax for the years from 1994 up to 2000 is under payment according to the tax authority int committee's decision and the final settlement is under discussion in tax approval committee

29- Distribution of Assets, Liabilities and Contra Accounts

Assets

		Local Currency	Foreign Currency
1-	Due From Banks	312,366,701	3,809,825,050

2- Loans & Overdrafts

	Total Loans & Overdrafts	%
Agriculture Sector	77,538,131	0.60
Industrial Sector	6,060,848,027	47.59
Trading Sector	977,664,265	7.68
Services Sector	3,993,250,889	31.35
Household Sector	922,229,401	7.24
Other	704,941,240	5.54
Total Loans & Overdrafts (Excluding unearned interest)	**12,736,471,953**	**100.00**
Unearned Bills Discount	**(4,016,175)**	
Provision for Doubtful Debts	**(679,216,472)**	**5.33**
Net Loans & Overdrafts	**12,053,239,306**	

Liabilities

		Local Currency	Foreign Currency
1-	Due to Banks	15,226,953	238,341,501

2- Customers' Deposits

	Total Customers Deposits	%
Agriculture Sector	33,676,302	0.18
Industrial Sector	1,996,906,953	10.55
Trading Sector	567,686,540	3.00
Service Sector	3,123,779,880	16.50
Household Sector	11,785,883,421	62.27
Other	1,419,929,410	7.50
Total Customers' Deposits	**18,927,862,506**	**100.00**

Contra Accounts

	Local Currency	Foreign Currency
- Letters of Guarantee	1,387,824,365	2,798,999,533
- Letter of Credit (import & export)	93,142,343	620,864,608
- Customer Acceptance	271,575,566	197,111,138
- Forward Foreign Exchange Contracts	5,713,791	(4,895,590)
- SWAP Deals	(370,566,008)	385,748,489
	1,387,690,057	**3,997,828,178**

30- Foreign Currency Position

	Jun. 30, 2003 in thousand	Dec. 31, 2002 in thousand
- Egyptian Pound	(27,455)	(40,975
- US Dollar	16,401	40,236
- Sterling pound	1,985	(33
- Japanese Yen	(193)	(297
- Swiss Franc	100	337
- Euro	9,695	1,338

31- Transactions With Related Parties

All Banking transaction with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Other Banks	170,473,944
Loans & Overdrafts	17,171,541
Bank's Loans	120,645,800
Investment in subsidiary companies	55,500,000
Due to banks	5,134,791
Customer Deposits	73,718,195
Medium Term Bonds	252,500,000

32- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification.

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 5 November 2003

Attention: Ms. Jehan Helmy, IT Manager, Misr Company for Clearing, Settlement and Central Keeping

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 9 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

The total amount of LE15,241,666.43 (i.e. after deducting the amount due to Bank employees of the Commercial International Bank who are Bondholders, from the interest of Coupon No. 9 amounting to LE15,333,000.00), in addition to LE298,213,000.00 (the Nominal Value of the Bonds amounting to LE300,000,000.00, after deducting the amount due to the employees of the Commercial International Bank amounting to LE1,787,000.00, due to the accelerated amortization of the Bonds), shall be transferred on 12 November 2003 to the account of the Company held with the United Bank, Cairo, Bank No. 00-2-414459-005 as per your letter dated 12 November 2003.

With full respect;

Mahmoud El-Kholy
{Illegible Signature}
Assistant General Manager, Financial Department

{Translator's Comment: There is handwritten note evidencing receipt thereof dated 6 November 2003, together with the signature of Khalid {unclear} and a stamped seal reading 6 November 2003.}

This is a translation of a photocopy

Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

isclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but ɔt limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, cluding omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

القاهرة في ٥ نوفمبر ٢٠٠٣

الأستاذة / جيهـــان حلمـــى
مدير إدارة المعلومات
شركة مصر للمقاصة
و التسوية و الحفظ المركزى

تحية طيبة و بعد ،،،

الموضوع : الاستهـــلاك المعجـــل لسنـــدات البنك التجارى الدولى – الإصدار الثانى وصرف عائد الكوبون الخاص بها رقم (٩)

بالإشارة إلى المحادثة التليفونية التى تمت مع سيادتكم اليوم بيرجى التكرم بالعلم بأن العائـد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبـون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و سـوف يتـم تحويـل مبلـغ ٤٣و٦٦٦ر٢٤١ر١٥ جم (عبارة عـن عائـد الكوبـون رقـم ٩ و قدره ـو٠٠٠ر٣٣٣ر١٥ جم مطروحاً منه المبلغ المستحق لحملة السندات من موظفى البنك التجارى الدولى عن عائد الكوبون رقم ٩) بالإضافة إلى مبلغ و قدره ـو٠٠٠ر٢١٣ر٢٩٨ جم (عبارة عن القيمة الاسمية لسندات البنك التجارى الدولى بإجمالى مبلغ ـو٠٠٠ر٠٠٠ر٣٠٠ جم مطروحاً منها إجمالى المبلغ المستحق لحملة السندات من موظفى البنك التجارى الدولى مبلغ و قدره ـو٠٠٠ر٧٨٧ر١ جم) نظراً لاستهلاك السندات استهلاكاً معجلاً إلى حساب الشركة رقم ٠٠٥-٤١٤٤٥٩-٠٠٠٢ بالبنـك المصـرى المتحـد فـرع القاهـرة يـوم الأربعاء الموافـق ٢٠٠٣/١١/١٢.

و تفضلوا بقبول فائق الاحترام ،،،

محمـود الخـولـى
مـديـر عـام مساعد
الإدارة المـاليـــة

٦ نوفمبر ٢٠٠٣

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٢٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza , P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21255 - 21912 - 94994 PCNBCA UN

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Name of the Bank: Commercial International Bank (Egypt) S.A.E.
Phone Nos: 570 3043 (6 lines)
Fax Nos: 570 2691-570 3172

Address of the Head Office	21/23 Nile Tower, Charles De Gaulle Street (Formerly Giza Street)
Branches:	
North Cairo Region:	
Abbas El Aqqad Branch 53 Abbas El Aqqad Street.	**El Nasr Branch** 14, Intersection of El Nasr & Omar Bin El Khattab Streets, Nasr City.
Heliopolis Branch 24 El Merghany Street, Heliopolis.	**Airport Branch** Travel Hall No. 2, Old Airport.
El Shams Club Branch At the fence of El Shams Club, Abd El Hameed Badawy Street, Heliopolis.	**Mostord Branch** Mostord Street, Petroleum Companies.
Semiramis Branch Semiramis Hotel, Simon Boulevard Square.	**Tenth of Ramadan Branch** Tenth of Ramadan City, Land Section No. 8, City Center
Garden City Branch 12 El Bergas Street, Garden City.	**Hoda Sh'arawy Branch** 16 Hoda Sh'arawy Street, Down Town.
Triomph Branch 102 Othman Bin Affan Street, El Nouzha, Heliopolis.	**Merryland Branch** 2 El Hegaz Street, Sedary Building, Roxy Square, Heliopolis.
South Cairo Region:	
Lebanon Branch 40 Lebanon Street, El Mohandseen.	**Mossadak Branch** 38 Mossadak Street, Giza.
El Mohandseen Branch Corner of Gameat El Dawal El Arabia & El Hegaz Streets, El Mohandseen.	**El Zamalek Branch** 12 El Saleh Ayoub, El Zamalek.
Shooting Club Branch 66/68 Mohie El Deen Aboul Ezz Street, Dokki.	**El Maadi Branch** Building 67 Sarayat, Road No. 9, Sayaret El Maadi.
Maadi Grand Mall Branch Victoria College Square, Grand Mall, First	**Sixth of October Branch** Land Section No. 1/1, Banks Area.

Photocopy

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16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

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Floor, New Maadi.	
El Sadat Branch Commercial Market, Zone No. 11, Shop No. 94, Near the City Council.	**Arkadia Branch** 4/4A El Sekka El Togareya, Corniche El Nil.
Luxor Branch Khalid Bin El Walid Street, Plaza Center, Luxor.	**Aswan Branch** 1 Abbas Farid Street, Aswan.
Alexandria & Delta Region:	
El Soultan Hussein Branch 61 El Soultan Hussein Street, Alexandria.	**El Mansheya Branch** 12 Orabi Square, Alexandria.

Roshdy Branch 475 El Horeya Road, Alexandria.	**Borg El Arab Branch** First Industrial Zone, Ali Bin Aby Talib, Arab Tower, Borg El Arab.
Tanta Branch 55 El Geish Street, Tanta.	**Smouha Branch** Lotus Building, corner of Fawzy Mo'az & Mohamed Baha'a Streets, Alexandria.
El Mansoura Branch 6 El Geish & Farida Hassan Streets, in front of the Governorate.	**Quesna Branch** Mubarak Industrial Zone, First Zone.
El Dekheila Branch El Dekheila Port, Tadawl El Hawyat, Alexandria.	
Suez & Sinai Branch	
Port Said Branch Corner of 23 July & Abou El Feda Streets, Chark Police Station in front of State Investigation Department, Port Said.	**Hurghada Branch** Grand Hotel, Shop No. 4, El Kournish El Seahi Street.
Sharm El Sheikh Ghazala Gardens Hotel, Sharm El Sheikh.	**Suez Branch** 1 El Khedr Square, Suez.
Damietta Branch (Port) Damietta Port Authority, Investors Building.	**Sharm El Sheikh** Gazala Garden, Nea'ma Bay, Sofitel.

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



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1. **Summary of Important Contracts with Affiliated Companies**:

Name of Affiliate Company	Subject/Summary of Contract	Paid Amounts from/to the Company
	There are no important contracts with affiliate companies.	

The abovementioned data has been prepared under the responsibility of the Bank management pursuant to the disclosure requirements stipulated in the Rules for listing securities at the Stock Exchange, as per Decree No. 30 dated 18 June 2002, issued by the General Capital Market Authority. The Bank declares being responsible for the validity of such data.

Signatures:

Liaison Officer
{*Illegible signature*}

Chairman of the Board of Directors & Managing Director
{*Illegible signature*}

Bank Seal {*left blank*}

Translation of a Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

اسم البنك : البنك التجارى الدولى (مصر)
أرقام التليفون: ٥٧٠٣٠٤٣ (٦ خطوط)
أرقام الفاكس: ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

عنوان المركز الرئيسي	٢٣/٢١ برج النيل ش شارل ديجـــول (الجيزة سابقاً)
الفـــــــروع:	
منطقة شمال القاهرة	
فرع عباس العقاد ٥٣ ش عباس العقاد	فرع النصر ١٤ تقاطع ش النصر وعمر بن الخطاب - مدينة نصر
فرع هيليوبوليس ٢٤ ش الميرغنى - مصر الجديدة	فرع المطار صالة السفر رقم (٢) المطار القديم
فرع نادى الشمس سور نادى الشمس - ش عبد الحميد بدوى - مصر الجديدة	فرع مسطرد ش مسطرد - شركات البترول
فرع سميراميس فندق سميراميس - ميدان سيمون بوليفار	فرع العاشر من رمضان مدينة العاشر من رمضان قطعة رقم (٨) مركز المدينة
فرع جاردن سيتى ١٢ ش البرجاس - جاردن سيتى	فرع هدى شعراوى ١٦ ش هدى شعراوى - وسط البلد
فرع تريومف ١٠٢ ش عثمان بن عفان - النزهه - مصر الجديدة	فرع الميريلاند ٢ش الحجاز مبنى سيدارى - م. روكسى - مصر الجديدة
منطقة جنوب القاهرة	
فرع ميدان لبنان ٤٠ شارع لبنان - المهندسين	فرع مصدق ٣٨ شارع مصدق - الجيزة
فرع المهندسين ناصية ش جامعة الدول العربية وش الحجاز - المهندسين	فرع الزمالك ١٢ ش الصالح أيوب - الزمالك
فرع نادى الصيد ٦٨/٦٦ ش محى الدين أبو العز - الدقى	فرع المعادى ش ٩ رقم ٦٧ سرايات - المعادى
فرع جراند مول المعادى ميدان كلية النصر مبنى جراند مول الدور الأول المعادى الجديدة	فرع ٦ أكتوبر قطعة رقم ١/١ منطقة البنوك
فرع السادات السوق التجارى المنطقة رقم ١١ ، محل رقم ٩٤ بالقرب من جهاز المدينة	فرع أركاديا ٤/٤ (أ) ش السكة التجارية - كورنيش النيل
فرع الأقصـــــر ش خالد بن الوليد - مبنى بلازا سنتر - الأقصر	فرع أسوان ١ ش عباس فريد أسوان

(٢)

تابـــــــع الفـــــــــروع:	
منطقة الأسكندرية والدلتا	
فرع السلطان حسين ٦١ ش السلطان حسين - الأسكندرية	فرع المنشية ١٢ ميدان عرابى - الأسكندرية
فرع رشدى ٤٧٥ طريق الحرية - الأسكدرية	فرع برج العرب المنطقة الصناعية الأولى ش على بن أبى طالب - برج العرب
فرع طنطا ٥٥ ش الجيش - طنطا	فرع سموحة عمارة اللوتس تقاطع شارعى فوزى معاذ ومحمد بهاء - الأسكندرية
فرع المنصورة ٦ ش الجيش وفريدة حسان - أمام المحافظة	فرع قويسنا منطقة مبارك الصناعية - المنطقة الأولى
فرع الدخيلة ميناء الدخيلة تداول الحاويات - الأسكندرية	
منطقة السويس وسيناء	
فرع بورسعيد تقاطع شارعى ٢٣ يوليو أبو الفدا قسم شرق أمام مباحث أمن الدولة - بورسعيد	فرع الغردقة محل رقم (٤) فندق جراند أوتيل ش الكورنيش السياحى
فرع شرم الشيخ فندق غزالة جاردنز - شرم الشيخ	فرع السويس ١ ميدان الخضر - السويس
فرع دمياط (الميناء) هيئة ميناء دمياط - مبنى المستثمرين	شرم الشيخ غزالة جاردن ، خليج نعمة فنق سوفيتيل

١ . ملخص العقود الهامة مع الشركات التابعة :

اسم الشركة التابعة	موضوع/ ملخص العقد	المبالغ المدفوعه من/ إلى الشركة
	لا يوجد عقود هامة مع الشركات التابعة	

تـم إعـداد البيانات المذكورة تحت مسئولية إدارة البنك وذلك طبقا لمتطلبات الإفصاح الواردة بقواعد قيد الأوراق المالية بالبورصة والصادرة بقرار هيئة سوق المال رقم (٣٠) بتاريخ ٢٠٠٢/٦/١٨ ويقر البنك بمسئوليتها عن صحة ما ورد بهذه البيانات،،

التوقيعات:

مسئول الاتصال

رئيس مجلس الإدارة
و العضو المنتدب

ختم البنك

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 13 February 2002

To: The Secretary General and Economic Consultant, Cairo Stock Exchange

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2001

With reference to the abovementioned subject, together with the Decree issued by the Board of the General Capital Market Authority during its session held on 18 March 1996, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2001, after being approved by the Board of Directors of the Bank during its session held on 13 February 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{Illegible signature}

{Translator's Comment: this document was received by the Cairo Stock Exchange on 14 February 2002.}

Translation Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

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Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

2/CASE

القاهرة فى ١٣ فبراير ٢٠٠٢

السيد الأستاذ / السكرتير العام
المستشار الأقتصادى
بورصة الأوراق المالية - القاهرة

تحية طيبة وبعد ،

الموضوع : الميزانية والقوائم الماليـــة عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١

بالإشارة إلى الموضـوع بعاليه ، وإلى قرار مجلس إدارة الهيئة العامة لسوق المال بجلسته المنعقدة بتاريخ ١٨/٣/ ١٩٩٦ .

نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن السنة المالية المنتهية فى ٢٠٠١/١٢/٣١ ، وذلك بعد إعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ١٣ فبراير ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

بورصة الأوراق المالية بالقاهرة
١٤ فبراير ٢٠٠٢
الوارد

نجيب زعفان
مدير عام الشئون الماليـــة

محمود أنور إسماعيل
مدير عـــام الشئـــون
المالية والإداريـــة

مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدَة

يوسف ومشاركوه

مُتَرْجِمُونَ مُعْتَمَدُونَ ومُحَلَّفُون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 19 March 2002

To: Chairman of the Cairo Stock Exchange
4A Sharefeen Street, Cairo

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2001

Kindly be advised that the Ordinary General Assembly of the shareholders of the Bank decided at its annual meeting held today to approve the dividends to be given for the shareholders for the fiscal year ending 31 December 2001, as follows:

A dividend of LE3.75 to be paid in cash per each share. The cash dividends shall be paid as of Sunday 14 April 2002 as per the resolution issued by the Board of Directors of its session held today.

It should be noted that the said resolutions shall be published in the daily newspapers tomorrow, the 20th of March 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

{Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 20 March 2002.}

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Translation of a photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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mmercial International Bank (Egypt)S.A.E.

Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

القاهرة فى ١٩ مارس ٢٠٠٢

6 (8c) / CASE

السيد / رئيس بورصة الأوراق المالية - القاهرة
٤(أ) شارع الشريفيين - القاهـــــــرة

الموضوع : توزيعات أرباح البنك التجارى الدولى للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١

تحية طيبة وبعد ، ، ،

نتشرف بالإفادة بأن الجمعية العامة العادية لمساهمى البنك قد قررت أثناء الأجتماع السنوى المنعقد بتاريخ اليوم ، أعتماد توزيعات أرباح البنك للمساهمين عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠١ ، وذلك كما يلى :-

- توزيع ٧٥و٣ جنيه مصرى نقداً لكل سهم .

وطبقاً لقرار مجلس الإدارة فى جلسته بتاريخ اليوم ، فقد تقرر البدء فى توزيع الأرباح النقدية إعتباراً من يوم الأحد الموافق ١٤ إبريل ٢٠٠٢ .

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعلاه بالجرائد اليومية غداً الموافق ٢٠مارس ٢٠٠٢ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون الماليـــــة

بورصة الأوراق المالية بالقاهرة
٢٠ مارس ٢٠٠٢
المستلم | المهد الوارد

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 14 May 2002

To: Mr. Mohamed El Sayyad, Manager of the Companies Registration Department, Cairo Stock Exchange

Re: **The Final Amortization of the Due Nominal Value of the Bonds of the Commercial International Bank (Egypt) S.A.E. (First Issue)**

With reference to your outgoing reference No. 11125, dated 8 May 2002 in relation to the abovementioned subject, kindly be advised that the nominal value of the Bonds of the Commercial International Bank (Egypt) S.A.E. (First Issue), with a value of LE1,000.00 per Bond, shall be due on 15 May 2002 with a total value amounting to LE300,000,000.00 (three hundred million Egyptian Pounds). The nominal value of the Bond shall be repaid as of Thursday 16 May 2002 through Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Mahmoud Anwar
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 15 May 2002.*}

Translation of photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة فى ١٤ مايو ٢٠٠٢

@/CASE

السيد الأستاذ/ محمـــــد الصيـــــاد
مدير إدارة قيد الشركات
بورصة الأوراق المالية ــ القاهرة

تحية طيبة و بعد ،،،

الموضوع : إستحقاق القيمة الإسمية (الاستهلاك النهائى)
لسندات البنك التجارى الدولى (الإصدار الأول)

بالإشارة إلى كتابكم الصادر رقم ١١١٢٥ بتاريخ ٨ مايو ٢٠٠٢ بشأن الموضوع بعالية ، يرجى التكرم بالعلم بأن تاريخ استحقاق القيمة الإسمية لسندات البنك التجارى الدولـى (الإصدار الأول) بقيمـة ـو٠٠٠ر١ جنيه مصرى لكـل سند بإجمالـى مبلغ ـو٠٠٠ر٠٠٠ر٣٠٠ جنيه مصرى يوم ٢٠٠٢/٥/١٥ ، سوف يتم رد القيمة الإسمية للسند إعتباراً من يـوم الخميس الموافـق ٢٠٠٢/٥/١٦ من خلال شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمـــــود أنـــــور
مـديـر عـام الشئـون
الماليـــة و الإداريـــة

بورصة الأوراق المالية بالقاهرة
١٥ مايو ٢٠٠٢
الوارد | المستلم

برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA
Facsmile : 5702691 - 5703172

SE 30 /-2002

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 14 May 2002

To: Alexandria Stock Exchange

Re: **The Final Amortization of the Due Nominal Value of the Bonds of the Commercial International Bank (Egypt) S.A.E., (First Issue)**

With reference to the abovementioned subject, kindly be advised that the due date of the nominal value of the Bonds of the Commercial International Bank (Egypt) S.A.E., (First Issue), with a value of LE1,000.00 per Bond, shall be due on 15 May 2002 with a total value amounting to LE300,000,000.00 (three hundred million Egyptian Pounds). The nominal value of the Bonds shall be repaid as of Thursday 16 May 2002 through Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Translation of a copy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E.
Giza
CIB
البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ١٤ مايو ٢٠٠٢

8e / CASE

السادة / بورصة الأوراق المالية
فـــرع الإسكنـــدرية

تحية طيبة و بعد ،،،

الموضوع : **إستحقاق القيمة الإسمية (الاستهلاك النهائى)**
لسندات البنك التجارى الدولى (الإصدار الأول)

بالإشارة إلى الموضوع بعالية ، يرجى التكرم بالعلم بأن تاريخ إستحقاق القيمة الإسمية لسندات البنك التجارى الدولى (الإصدار الأول) بقيمة ـو٠٠٠ر١ جنيه مصرى لكل سند بإجمالى مبلغ ـو٠٠٠ر٠٠٠ر٣٠٠ جنيه مصرى يوم ٢٠٠٢/٥/١٥ ، سوف يتم رد القيمة الإسمية للسند إعتباراً من يوم الخميس الموافق ٢٠٠٢/٥/١٦ من خلال شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 19 May 2002

To: Mr. Mohamed El Sayyad, Manager of the Companies Registration Department, Cairo Stock Exchange

With reference to your outgoing reference No. 11125, dated 8 May 2002, and due to the close timing for the final amortization of the Bonds of the Commercial International Bank (Egypt) S.A.E., (First Issue), (Issued on 16 May 1997) with a value of LE1,000.00 per Bond, kindly be advised to take the necessary action to strike off the First Issue of the Bonds from the Stock Exchange Register (issued on 16 May 1997) as of 16 May 2002.

With full respect,

Mahmoud Helal
Deputy of the Chairman of the Board of Directors

{*Illegible signature*}

Translation of a photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

8e/CASE

القاهرة في ١٩ مايو ٢٠٠٢

السيد الأستاذ/ محمـــــد الصيـــــاد
مدير إدارة قيد الشركات
بورصة الأوراق المالية - القاهرة

تحية طيبة و بعد ،،،

بالإشارة إلى كتابكم الصادر رقم ١١١٢٥ بتاريخ ٨ مايو ٢٠٠٢ وإلى قرب موعد الاستهلاك النهائى لسندات البنك التجارى الدولى الإصدار الأول (إصدار ١٩٩٧/٥/١٦) بقيمة ١٠٠٠ جنيه مصرى لكل سند.

فبرجاء التكرم باتخاذ اللازم نحو شطب قيد الإصدار الأول من السندات (إصدار ١٩٩٧/٥/١٦) من جداول البورصة إعتباراً من ٢٠٠٢/٥/١٦.

و تفضلوا بقبول فائق الاحترام ،،،

محمـــود هـــلال
نائب رئيس مجلس الإدارة

مَرْكَزُ التَّرْجَمَةِ المُعْتَمَدَة
يوسف ومشاركوه
مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 30 April 2002

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Kindly be advised that coupons No. 10 (First Issue) and No. 6 (Second Issue) of the Bonds of the Commercial International Bank (Egypt) S.A.E., shall be paid as follows:

1- **Coupon No. 10 (First Issue)**:

- Due Interest: LE44.63 per Bond
- Interest Rate: 9% per annum
- Value Date: 16 November 2001
- Maturity Date: 15 May 2002
- Payment Date: 16 May 2002

2- **Coupon No. 6 (Second Issue)**:

- Due Interest: LE50.27 per Bond
- Interest Rate: 10.25% per annum
- Value Date: 12 November 2001
- Maturity Date: 9 May 2002
- Payment Date: 12 May 2002

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department

{Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 8 May 2002.}

Translation Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

القاهرة فى ٣٠ إبريل ٢٠٠٢

(8e) CASE

الأستاذ / معتـــز الدمـــــرداش
مدير عام إدارة الإفصـــاح و المعـلـومـــــات
بورصة الأوراق المالية ـ القاهـــــرة

تحية طيبة و بعد ،،،

نحيط سيادتكم علماً بأنه سوف يتم صرف الكوبونات رقم (١٠) الإصدار الأول ورقم (٦) الإصدار الثانى الخاصة بسندات البنك التجارى الدولى:-

(١) **كوبون رقم (١٠) (الإصدار الأول) :-**

- العائـد المستحـق : ٦٣و٤٤ جم لكل سند
- معـدل العـائـد : ـو٩% سنوياً
- تاريخ بداية العائـد : ٢٠٠١/١١/١٦
- تاريخ الاستحـقاق : ٢٠٠٢/٥/١٥
- تاريخ صرف العائد : ٢٠٠٢/٥/١٦

علماً بأنه سوف يتم صرف القيمة الإسمية لسندات الإصدار الأول فى نفس تاريخ صرف العائد.

(٢) **كوبون رقم (٦) (الإصدار الثانى) :-**

- العائـد المستحـق : ٢٧و٥٠ جم لكل سند
- معـدل العـائـد : ٢٥و١٠% سنوياً
- تاريخ بدايـة العائد : ٢٠٠١/١١/١٢
- تاريخ الاستحقـاق : ٢٠٠٢/٥/٩
- تاريخ صرف العائد : ٢٠٠٢/٥/١٢

بورصة الأوراق المالية بالقاهرة
الوارد

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفـــــان
مـديـــر عام الشئون الماليـــة

برج النيل ٢١ / ٢٣ شارع شارل ديجول ـ الجيزة سابقاً ـ الجيزة ص . ب : ٢٤٣٠ القاهرة ـ ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ ـ ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA I
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 30 April 2002

To: Cairo Stock Exchange

Re: Coupon No. 10 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (First Issue)

Kindly be advised that the interest due for Coupon No. 10 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (First Issue) amounts to LE44.63 per Bond at the rate of 9% per annum.

The said Coupon No. 10 shall be paid on Thursday 16 May, 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at 15 May 2002. The payment shall be effected through the branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Translation of Photocopy

{*Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 8 May 2002.*}

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, *addition* or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة فى ٣٠ إبريل ٢٠٠٢

8e/CASE

السادة / بورصة الأوراق المالية
فـــرع القاهـــــرة

تحية طيبة و بعد ،،،

الموضوع : الكـوبــون رقـــم (١٠) الخـــاص
بسندات البنك التجارى الدولى (الإصدار الأول)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (١٠) لسندات البنك التجارى الدولى (الإصدار الأول) مبلغ ٦٣و٤٤ جم لكل سند بواقع -و٩ % سنوياً .

و سوف يتم صرف الكوبون رقم (١٠) يوم الخميس الموافق ٢٠٠٢/٥/١٦ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأربعاء ٢٠٠٢/٥/١٥ و سيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

بورصة الأوراق المالية بالقاهرة
٨ مايو ٢٠٠٢
الوارد

نجـــيب زعفان
مديـر عام الشئون المـاليـــة

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 21 August 2002

To: Chairman of the Board of Directors of the Cairo & Alexandria Stock Exchange

Further to our letter dated 13 August 2002, kindly be advised that the Board of Directors of the Commercial International Bank (Egypt) S.A.E. during its session held on 19 August 2002, approved appointing both Mrs. Sahar Mohamed Ali El Sallab, a General Manager and member at the Policies Committee and Mr. Mohamed Hamdan Mahmoud Ashmawy, a General Manager and member at the Policies Committee, to act as Board Members as of 20 August 2002. Therefore, the Board of Directors consists as follows:

- Mr. Mahmoud Mansour Helal, Vice Chairman of the Board of Directors.
- Mr. Amin Hisham Mohamed Ezz El Arab, Member of the Board of Directors & Vice-Managing Director.
- Mr. William Messiha Mikhael, Board Member
- Counsel Judge Mahmoud Mohamed Fahmy, Board Member
- Mr. Naser Sayed Mohamed Hassan El Qady, Board Member
- Mr. Mohamed Hamdan Ashmawy, Board Member
- Mrs. Sahar Mohamed Ali El Sallab, Board Member

According to the Memorandum of Association of the Bank, the Vice Chairman of the Board of Directors replaces the Chairman during his absence.

The Board of Directors decided in its abovementioned session, to mandate the deputy of the Managing Director to act as the Managing Director.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

CC: Chairman of the General Capital Market Authority

{*Translator's Comment: the document is stamped with the seal of the General Department for Administrative Affairs, General Capital Market Authority evidencing receipt thereof on 22 August 2002, as a blind copy without attachments.*}

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E.

Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

9/26

القاهرة في ٢١ أغسطس ٢٠٠٢

١٤

السيد الأستاذ / رئيس مجلس إدارة
بورصتي الأوراق المالية
بالقاهـــرة والأسكندرية

الهيئة العامة لسوق المال
الإدارة العامة للشئون الإدارية
وارد ٢٨٤٣ ج
التاريخ : / /
المرفقات
صورة للعلم مرددة

تحية طيبة وبعد ،،،

إلحاقاً لكتابنا بتاريخ ١٣ أغسطس ٢٠٠٢ نتشرف بالإفادة بأن مجلس إدارة البنـــك التجارى الدولى (مصر) المنعقد فى ٢٠٠٢/٨/١٩ قد وافـــق على تعييـــن كـــل مـــن السيدة / سحر محمـــد على السلاب – مديـــر عـــام وعضـــو لجنـــة السياســـات – والأســـتاذ / محمد حمدان محمود عشماوى – مدير عام وعضو لجـــنة السياســـات – عضـــوين بمجلـــس إدارة البنـــك إعتبـــاراً من ٢٠ أغســـطس ٢٠٠٢ ، ليصبـــح تشكيل مجلس الإدارة كما يلى :-

- الأستاذ / محمود منصور هلال	نائب رئيس مجلس الإدارة
- الأستاذ / أمين هشام محمد عز العرب	عضو مجلس الإدارة ونائب العضو المنتدب
- الدكتور / وليم مسيحه ميخائيل	عضو مجلس الإدارة
- المستشار / محمود محمد فهمى	عضو مجلس الإدارة
- الأستاذ / ناصر السيد محمد حسن القاضى	عضو مجلس الإدارة
- الأستاذ / محمد حمدان محمود عشماوى	عضو مجلس الإدارة
- الأستاذة / سحر محمد على السلاب	عضو مجلس الإدارة

وطبقاً للنظام الأساسى للبنك ، فأن نائب رئيس مجلس الإدارة يحل محـــل رئيـــس المجلس أثناء غيابه .

وقد قرر المجلس فى جلسته المشار إليها بعاليه تكليف نائب العضو المنتدب بالقيـــام بمهام العضو المنتدب .

وتفضلوا بقبول فائق الإحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

صورة للسيد الأستاذ / رئيس الهيئة العامة لسوق المال

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 11 September 2002

To: Chairman of the Board of Directors of the Cairo & Alexandria Stock Exchange

Kindly be advised that the Board of Directors of our Bank has decided the following during its session held on 10 September 2002, pursuant to the Decree of the General Capital Market Authority No. 30 of 2002 in relation to the rules of registration and the continuation of and striking-off of registration of the securities listed in the Cairo and Alexandria Stock Exchange:

Appointing:

- Mr. Amin Hisham Ezz El Arab, as the Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, as the Vice-Chairman and a Managing Director, instead of Mr. Mahmoud Mansour Ali Helal (the ex Vice-Chairman).
- Mrs. Sahar Mohamed Ali El Sallab, as Managing Director
- Mr. Mahmoud Mansour Ali Helal – Board Member – as a Consultant for the Bank.

Therefore, the Board of Directors is as follows:

- Mr. Amin Hisham Ezz El Arab, Chairman and Managing Director of the Bank.
- Mr. Mohamed Hamdan Ashmawy, Vice-Chairman and a Managing Director.
- Mrs. Sahar Mohamed Ali El Sallab, Managing Director
- Mr. Mahmoud Mansour Ali Helal, a Board Member and Consultant for the Bank.
- Mr. William Messiha Mikhael, a Board Member
- Mr. Mahmoud Mohamed Fahmy, a Board Member
- Mr. Naser Sayed Hassan El Qady, a Board Member

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of Cairo Stock Exchange evidencing receipt thereof on 12 September 2002.*}

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E. — البنك التجاري الدولي (مصر) ش.م.م
Giza — الجيزة

9d/CASE

القاهرة في ١١ سبتمبر ٢٠٠٢

السيد الأستاذ / رئيس مجلس إدارة
بورصتى الأوراق المالية
بالقاهرة والأسكندرية

تحية طيبة وبعد ،،،

تطبيقاً لقرار الهيئة العامة لسوق المال رقم (٣٠) لسنة ٢٠٠٢ بشأن قواعد قيد وإستمرار قيد وشطب الأوراق المالية ببورصتى الأوراق المالية بالقاهرة والأسكندرية .

نحيط سيادتكم علماً بأن مجلس إدارة مصرفنا قرر في جلسته المنعقدة فى ٢٠٠٢/٩/١٠ الآتى :-

- تعيين السيد / أمين هشام عز العرب رئيساً لمجلس إدارة البنك وعضواً منتدباً .
- تعيين السيد / محمد حمدان عشماوى نائباً لرئيس مجلس الإدارة بدلاً من السيد / محمود منصور على هلال وعضواً منتدباً .
- تعيين السيدة / سحر محمد على السلاب عضواً منتدباً .
- تعيين السيد / محمود منصور على هلال – عضو مجلس الإدارة – مستشاراً للبنك .

وعليه يكون تشكيل مجلس الإدارة كما يلى :-

- السيد / أمين هشام عز العرب	رئيس مجلس الإدارة وعضواً منتدباً
- السيد / محمد حمدان عشماوى	نائب رئيس مجلس الإدارة وعضواً منتدباً
- السيدة / سحر محمد على السلاب	عضواً منتدباً
- السيد / محمود منصور على هلال	عضو مجلس إدارة ومستشاراً للبنك
- السيد / وليم مسيحه ميخائيل	عضو مجلس إدارة
- السيد / محمود محمد فهمى	عضو مجلس الإدارة
- السيد / ناصر السيد حسن القاضى	عضو مجلس إدارة

وتفضلوا بقبول فائق الإحترام ،،،

نجيب زعفان
مدير عام الشئون الماليـــة

بورصة الأوراق المالية بالقاهرة ١٢ سبتمبر ٢٠٠٢

برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA I
Facsmile : 5702691 - 5703172

SE 30 / 2002

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 31 October 2002

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Re: Coupon No. 7 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

Kindly be advised that the interest due for Coupon No. 7 of the Bonds of the Commercial International Bank (Second Issue) amounts to LE51.95 per Bond at the rate of 10.25% per annum (attached herewith Form No. 230).

The said Coupon No. 7 shall be paid on 11 November 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, on 10 November 2002. The payment shall be effected through those Branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

Attached herewith a copy of the advertisement that will be published on 7 November 2002.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 5 November 2002.}

This is a Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ٣١ أكتوبر ٢٠٠٢

٥

الأستاذ / معتز الدمرداش
مدير عام إدارة الإفصاح و المعلومات
بورصة الأوراق المالية – بالقاهرة

CASE

تحية طيبة و بعد ،،،

الموضوع : الكوبون رقم (٧) الخاص بسندات البنك التجاري الدولي (الإصدار الثاني)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٧) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ٩٥و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً (مرفق نموذج ٢٣٠) .

و سوف يتم صرف الكوبون رقم (٧) يوم الأثنين الموافق ٢٠٠٢/١١/١١ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأحد الموافق ٢٠٠٢/١١/١٠ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

هذا ونرفق طيه صورة من الأعلان المزمع نشره يوم ٧ نوفمبر ٢٠٠٢ .

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

بورصة الأوراق المالية بالقاهرة
٢٠٠٢
المسلم | المورد

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 31 October 2002

To: Technical Office of the Cairo Stock Exchange

Attention: Dr. Shahira Abdel Shaheed

Re: Coupon No. 7 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

Kindly be advised that the interest due for Coupon No. 7 of the Bonds of the Commercial International Bank (Second Issue) amounts to LE51.95 per Bond at the rate of 10.25% per annum.

The said Coupon No. 7 shall be paid on 11 November 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, on 10 November 2002. The payment shall be effected through those Branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 3 November 2002.}

This is a Translation of a Photocopy

Certified Translation Center
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



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Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

٣

القاهرة فى ٣١ أكتوبر ٢٠٠٢

السيدة الدكتورة / شهيرة عبد الشهيد
المكتب الفنى
بورصة الأوراق المالية

تحية طيبة و بعد ،،،

الموضوع : **الكوبون رقم (٧) الخاص بسندات البنك التجارى الدولى (الإصدار الثانى)**

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٧) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ٩٥و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٧) يوم الأثنين الموافق ٢٠٠٢/١١/١١ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأحد الموافق ٢٠٠٢/١١/١٠ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

بورصة الأوراق المالية
٥ نوفمبر ٢٠٠٢
الوارد

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 31 October 2002

To: Cairo Stock Exchange

Re: Coupon No. 7 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

Kindly be advised that the interest due for Coupon No. 7 of the Bonds of the Commercial International Bank (Second Issue) amounts to LE51.95 per Bond at the rate of 10.25% per annum (attached herewith Form No. 230).

The said Coupon No. 7 shall be paid on 11 November 2002 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, on 10 November 2002. The payment shall be effected through those Branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: This document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 5 November 2002.}

This is a Translation of a Photocopy

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

1

القاهرة في ٣١ أكتوبر ٢٠٠٢

السادة / بورصـة الأوراق الماليـة
فـرع القاهـرة

تحية طيبة و بعد ،،،

الموضوع : الكـوبـون رقـم (٧) الخـاص
بسندات البنك التجاري الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٧) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ٩٥و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

وسوف يتم صرف الكوبون رقم (٧) يوم الأثنين الموافق ٢٠٠٢/١١/١١ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى يوم الأحد الموافق ٢٠٠٢/١١/١٠ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفـان
مدير عام الشئون الماليـة

بورصة الأوراق المالية بالقاهرة
٢٠٠٢
المسجل
الوارد

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

SE 30 / 2002

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 28 January 2003

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, after being approved by the Board of Directors of the Bank during its session held on 28 January 2003.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document was received by Mohamed Shawky on 29 January 2003 and is stamped with the seal of the Disclosure Department, Cairo & Alexandria Stock Exchange.*}

Translation of a Photocopy

Certifid Translation Center *certifies that this is an accurate and true translation.*				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

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مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 26 January 2003

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Fax No: 574 8403

Re: Balance Sheet & Financial Statements for the Fiscal Year Ending 31 December 2002

With reference to the abovementioned subject, kindly be advised that the attached herewith a copy of the Balance Sheet, Board of Directors' Report and financial statements of the Bank, as well as the Report of the two Auditors of the Bank for the fiscal year ending 31 December 2002, shall be published in the official newspapers on Wednesday 29 January 2003, after being approved by the Board of Directors of the Bank during its session held on Tuesday 28 January 2003 by facsimile (after 3.00pm).

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{Illegible signature}

{Translator's Comment: this document shows an illegible signature that it was received on 27 January.}

Translation Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commer... International Bank (Egypt)S.A.E. — CIB — البنك التجاري الدولي (مصر) ش.م.م

Giza — الجيـــزة

(2)/CASE

القاهرة في ٢٨ يناير ٢٠٠٣

إلى الأستاذ / معتز الدمرداش

مدير عام إدارة الإفصاح عن المعلومات

بورصة الأوراق المالية - القاهرة

تحية طيبة وبعد ،

الموضوع : الميزانية والقوائم الماليـــة عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والميزانية والقوائم المالية للبنك وكذا تقرير مراقبي حسابات البنك عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢ ، وذلك بعد إعتمادها مـــن مجلـــس إدارة البنك فـــى جلسته المنعقدة بتاريخ ٢٨ يناير ٢٠٠٣ .

استلمت القوائم المالية

محمد

١/٢٩

إدارة الإفصاح

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان	**محمود أنور إسماعيل**
مدير عام الشئون الماليـــة	مدير عام القطاع المالـــــى

ادارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٢ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 2 1235 - 21912 - 94348 - 92394 CNBCA U

Facsmile : 5702691 - 5703172

Commercial International Bank (Egypt) S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

2/CASE

القاهرة فى ٢٦ يناير ٢٠٠٣

إلى الأستاذ / معتز الدمرداش **فاكس رقم : ٠٣ ٥٧٤٨٤**

مدير عام إدارة الإفصاح عن المعلومات

بورصة الأوراق المالية - القاهرة

تحية طيبة وبعد ، ، ،

الموضوع : الميزانية والقوائم المالية

عن السنة المالية المنتهية فى

٢٠٠٢/١٢/٣١

بالإشارة إلى الموضوع بعاليه ، نحيط سيادتكم علماً بأنه تقرر نشر الميزانية والقوائم المالية وكذا تقريرى مجلس الإدارة والمراجعين الخارجيين عن السنة المالية المنتهية فى ٢٠٠٢/١٢/٣١ بالجرائد الرسمية يوم الأربعاء الموافق ٢٠٠٣/١/٢٩، هذا و سوف نوافيكم بها فور اعتمادها من مجلس الإدارة فى جلسته المنعقدة يوم الثلاثاء الموافق ٢٠٠٣/١/٢٨ على الفاكس (بعد الثالثة ظهراً) .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان

مدير عام الشئون المالية

رة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٢ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

SE 30 / 2002

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 27 February 2003

To: Secretary General and Economic Consultant, Cairo Stock Exchange

Re: The Dividends of the Commercial International Bank (Egypt) S.A.E. for the Fiscal Year Ending 31 December 2002

Kindly be advised that the Ordinary General Assembly of the Bank held on 27 February 2003, approved the dividends to be given to the shareholders for the fiscal year ending 31 December 2002, on the settlement date 19 March 2003 for the transactions carried out until the session that shall be held on 17 March 2003, as follows:

Coupon Value	LE3.00
Coupon Number	27
Payment Date	As of 20 March 2003
Place of Payment	Through the payment outlets of Misr Company for Clearing, Settlement and Central Keeping

It should be noted that the said decisions shall be published in the daily newspapers of tomorrow, 28 February 2003.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

{*Translator's Comment: this document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 2 March 2003.*}

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Translator's Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Yusuf & Associates
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Commercial International Bank (Egypt)S.A.E.
Giza
CIB
البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ٢٧ فبراير ٢٠٠٣

6 8c /CASE ٢١
٣١٢

السيد الأستاذ / السكرتير العام
المستشار الأقتصادى
بورصة الأوراق المالية - القاهـرة

بورصة الأوراق المالية بالقاهرة
٢ مارس ٢٠٠٣
الصادر الوارد

تحية طيبة وبعد ، ، ،

الموضوع : توزيعات أرباح البنك التجاري الدولى (مصر) عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

نتشــــرف الإفادة بأن الجمعية العامــــة العادية للبنك والمنعقــدة بتاريــخ ٢٧ فبراير ٢٠٠٣ قد أعتمدت توزيعات أرباح البنك للمساهمين عن السنة الماليــــة المنتهية فى ٣١ ديسمبر ٢٠٠٢ مستحقة لمالكى الأسـهم فى تاريخ تسوية يــوم ٢٠٠٣/٣/١٩ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٣/١٧وذلك كما يلى:-

- قيمة الكوبون : --و٣ جنيه مصرى
- رقم الكوبـون : (٢٧)
- تاريخ الصرف : إعتباراً من ٢٠٠٣/٣/٢٠
- مكان الصرف : عن طريق منافذ صرف شركة مصر للمقاصة والتسوية والحفظ المركزى

ويجدر الإشارة إلى أنه قد تم الترتيب للإعلان عن القرارات المشار إليها أعـلاه بالجرائد اليومية غداً الموافق ٢٨ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الإحترام

نجيب زعفان
مدير عام الشئون الماليـــة

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهـرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the ordinary General Assembly has been held on Thursday 27 February 2003.

The General Assembly approved the fiscal accounts of the Bank for the fiscal year ending 31 December 2002. It also approved the Dividends Account which includes the payment of Coupon No. 27, at the amount of LE3.00 (three Egyptian Pounds), in cash, per share.

The maturity date for the shareholders at the settlement date of 19 March 2003 for the transactions carried out until the session that shall be held on 17 March 2003. The payment shall be effected as of Thursday 20 March 2003 through Misr Company for Clearing, Settlement and Central Keeping through the following payment outlets:

Commercial International Bank:
(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)
Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)
Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)
Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)
Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)
Arab Bank: (Cairo branch)
Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)
Misr International Bank: (El Alfy & Alexandria branches)
El Watany Egyptian Bank: (El Mohandseen branch)
Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)
National Bank for Development: (El Bourse, Helwan and Shoubra branches)
Banque Misr: (Principal, El Minia and Souhag branches)
National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)
Suez Canal Bank: (Cairo branch located at Bab El Louk)
Egyptian American Bank: (Shooting Club & Sporting Club) only for members.

Translation copy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

6/CASE

البنك التجارى الدولى (مصر) ش.م.م

يسر البنك

أن يعلن أن الجمعية العامة العادية
قد إنعقدت يوم الخميس الموافق ٢٧ فبراير ٢٠٠٣

و قررت إعتماد الحسابات الختامية للبنك
عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٢

ووافقت على حساب توزيع الأرباح و المتضمن صرف الكوبون رقم (٢٧)

بما يعادل مبلغ ـو٣ جم

ثلاثة جنيهـــات مصريـــة لكل سهـــم نقـــداً

تاريخ الإستحقاق لمالكى الأسهم فى تاريخ تسوية يوم ٢٠٠٣/٣/١٩
عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٣/١٧

و سيتم الصرف إعتبارا من يوم الخميس الموافق ٢٠٠٣/٣/٢٠ عن طريق شركة مصر للمقاصة و التسوية و الحفظ المركزى من منافذ الصرف التالية :-

البنك التجارى الدولى :-
(فرع الجيزة- الصيد- النصر- بور سعيد – الإسكندرية – المنصورة – طنطا)
بنك مصر إيران للتنمية :- (فرع مدينة نصر ...... عباس العقاد)
بنك العمال المصرى :- (فرع مصر الجديدة ...... خلف قسم النزهة)
بنك مصر رومانيا:- (فرع المهندسين ...... ميدان لبنان)
بنك الدلتا الدولى :- (فرع الهرم – السويس – المنيا - الميرغنى)
البنـــك العربـــى:- (فرع القاهـــــرة)
بنك الإسكندرية التجارى و البحرى:- (فرع سعد زغلول)
بنك مصر الدولى :- (فرع الألفى – الإسكندرية)
البنك الوطنى المصرى:- (فرع المهندسين)
بنك مصر أكستريور:- (المهندسين – كايروبلازا – السبع عمارات)
البنك الوطنى للتنمية:- (فرع البورصة – حلوان – شبرا)
بنـــك مصـــــــــر :- (الفرع الرئيسى – المنيا - سوهاج)
البنك الأهلى المصرى :- (الفرع الرئيسى – ثروت – الإسكندرية – أبو العباس – الجيزة – الجولف – جامعة أسيوط)
بنك قناة السويس :- (فرع القاهرة . . . . باب اللوق)
البنك المصرى الأمريكى :- (فرع الصيد – فرع سبورتنج) لأعضاء النادى فقط

البنك التجارى الدولى (مصر) ش.م.م.

CIB

رمز الثقة

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 18 March 2003

To: Chairman of the Cairo & Alexandria Stock Exchange

Kindly find attached herewith a certified copy of the Minutes of the Ordinary General Assembly of the Shareholders of the Commercial International Bank (Egypt), held on 27 February 2003.

With full respect,

Mr. Hisham Ezz El Arab
{*Illegible signature*}

{*Translator's Comment: the document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 19 March 2003.*}

Translation of a Photocopy

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
Email: language@starnet.com.eg
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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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mercial International Bank (Egypt) S.A.E — CIB — البنك التجاري الدولي (مصر) ش.م.م

CHAIRMAN
& Managing Director

رئيس مجلس الإدارة
والعضو المنتدب

١٠/٣/١٩ ② / CASE

القاهرة في ١٨ مارس ٢٠٠٣

السيد الأستاذ / رئيس بورصتي القاهرة والاسكندرية

تحية طيبة وبعد ،

أتشرف بأن أرفق بهذا صورة معتمدة من محضر اجتماع الجمعية العامة العادية لمساهمي البنك التجاري الدولي (مصر) التي انعقدت في ٢٧ فبراير ٢٠٠٣ .

وتفضلوا بقبول فائق الاحترام ،،،

هشام عز العرب

بورصة الأوراق المالية بالقاهرة
١٩ مارس ٢٠٠٣
الصادر الوارد

عمارة برج النيل ٢١/٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص.ب : ٢٤٣٠ القاهرة - ت : ٧٤٨١٧٩٧ - ٥٦٩١٨٥٢ (مباشر) س.ت : ٦٩٨٢٦ - فاكسيملي : ٤٤..
wer Building 21/23 Charles de Gaulle St, Giza - P.O.Box: 2430 Cairo - Tel.: 5691852 - 7481797 C.R. 69826 Giza - Tlx.: 21235 - 21912 - 94348 - 92394
CNBCA UN Facsmile: 5683844

مَرْكَز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 22 April 2003

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Re: **Balance Sheet & Financial Statements for the First Quarter of the Fiscal Year 2003**

With reference to the abovementioned subject, kindly find attached herewith a copy of the Board of Directors' Report, Balance Sheet and financial statements concerning the Bank, as well as the Report of the two Auditors for the first quarter of the Fiscal year 2003, after being approved by the Board of Directors of the Bank during its session held on 22 April 2003.

With our full respects,

Naguib Za'fan
General Manager of Financial Affairs Department
{*Illegible signature*}

Mahmoud Anwar Ismail
General Manager of Financial & Administrative Affairs
{*Illegible signature*}

{*Translator's Comment: this document was received by Mohamed Shawky and Hisham Abou El So'oud on 24 April 2003.*}

Translation of Photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E

Giza

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

القاهرة فى ٢٢ إبريل ٢٠٠٣

إلى الأستاذ / معتز الدمرداش

مدير عام إدارة الإفصاح عن المعلومات

بورصة الأوراق المالية - القاهرة

تحية طيبة وبعد ،

الموضوع : المركز المالى والقوائم المالية عن الربع الأول من عام ٢٠٠٣

بالإشارة إلى الموضوع بعاليه ، نتشرف بأن نرفق لكم طيه نسخة من تقرير مجلس الإدارة والمركز المالى والقوائم المالية للبنك وكذا تقرير مراقبى حسابات البنك عن الربع الأول من عام ٢٠٠٣، وذلك بعد إعتمادها من مجلس إدارة البنك فى جلسته المنعقدة بتاريخ ٢٢ إبريل ٢٠٠٣ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان

مدير عام الشئون المالية

محمود أنور إسماعيل

مدير عام القطاع المالى

برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA

Facsmile : 5702691 - 5703172

SE 30 / 2002

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 23 April 2003

To: Technical Office of the Cairo Stock Exchange

Attention: Dr. Shahira Abdel Shaheed

Re: **Coupon No. 8 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)**

Kindly be advised that the interest due for coupon No. 8 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said coupon No. 8 shall be paid on Thursday 15 May, 2003 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at the settlement date of 14 May 2003 for the transactions carried out until the session of 11 May 2003. The payment shall be effected through the branches of the banks specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

Translation of a Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة فى ٢٣ إبريل ٢٠٠٣

82 / CASE

السيدة الدكتورة /شهيرة عبد الشهيد
المكتب الفنى
بورصة الأوراق المالية

تحية طيبة و بعد ،،،

الموضوع : الكوبون رقم (٨) الخاص
بسندات البنك التجارى الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٨) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٨) يوم الخميس الموافق ٢٠٠٣/٥/١٥ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى فى تاريخ تسوية يوم ٢٠٠٣/٥/١٤ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٥/١١ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب رعفان
مديـر عام الشئون المـاليــة

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 23 April 2003

To: Cairo Stock Exchange

Re: Coupon No. 8 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)

Kindly be advised that the interest due for coupon No. 8 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum (enclosed herewith Form 230).

The said coupon No. 8 shall be paid on Thursday 15 May, 2003 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at the settlement date of 14 May 2003 for the transactions carried out until the session of 11 May 2003. The payment shall be effected through the branches of the banks specified by Misr Company for Clearing, Settlement and Central Keeping.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: there is a hand written note and signature of a person named "Nehad" evidencing receipt of the document on 29 April 2003.}

Translation Photocopy

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Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt) S.A.E
Giza

CIB

البنك التجارى الدولى (مصر) ش.م.م
الجيزة

القاهرة فى ٢٣ إبريل ٢٠٠٣

السادة / بورصة الأوراق المالية
فرع القاهرة

تحية طيبة و بعد ،،،

الموضوع : الكوبون رقم (٨) الخاص
بسندات البنك التجارى الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٨) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٨) يوم الخميس الموافق ٢٠٠٣/٥/١٥ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى فى تاريخ تسوية يوم ٢٠٠٣/٥/١٤ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٥/١١ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

SE 30 / 2002

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the Payment of Coupon No. 8 for the bonds of the Commercial International Bank (Egypt), (Second Issue) at the value of LE51.11 per bond at the rate of 10.25% per annum. The payment shall be as of Thursday 15 May 2003 for the owners of the bonds at settlement date of 14 May 2003 in relation to the transactions carried out until the session held on 11 May 2003 through Misr Company for Clearing, Settlement and Central Keeping through the following payment outlets:

Commercial International Bank:
(Giza, Shooting Club, El Nasr, Port Said, Alexandria, El Mansoura and Tanta Branches)
Misr Iran Development Bank: (Nasr City branch located at Abbas El Aqqad)
Egyptian Labor Bank: (Heliopolis branch located behind El Nozha Police Station)
Misr Romania Bank: (El Mohandseen branch located at Lebanon Square)
Delta International Bank: (El Haram, Suez, El Minia and El Merghany branches)
Arab Bank: (Cairo branch)
Alexandria Commercial & Maritime Bank: (Sa'ad Zaghloul branch)
Misr International Bank: (El Alfy & Alexandria branches)
El Watany Egyptian Bank: (El Mohandseen branch)
Misr Exterior Bank: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)
National Bank for Development: (El Bourse, Helwan and Shoubra branches)
Banque Misr: (Principal, El Minia and Souhag branches)
National Bank of Egypt: (Principal, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf and Assyout University branches)
Suez Canal Bank: (Cairo branch located at Bab El Louk)
Egyptian American Bank: (Shooting Club & Sporting Club) only for members.
Egyptian Export Developing Bank: (Ghernata branch, Heliopolis)

{Translator's Comment: This document shows the following hand written notes:

- *Al Akhbar Newspaper.*
- *Attention: Mr. Shereef Khalid*
  For reviewing and Approving
  Best Regards, Ayman Salah, 31 April 2003

Signature of Mahmoud Mostafa evidencing that the Announcement data has been checked by Medhat Slemah on 30 April 2003.}

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

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CIB

البنك التجارى الدولى
مصر . ش . م . م

يسر البنك أن يعلن عن

صرف الكوبون رقم (٨)

الخاص بسندات البنك التجارى الدولى (الإصدار الثانى)

بقيمة ٥١,١١ جنيه مصرى نقدا

لكل سند بسعر عائد قدره ١٠,٢٥٪ سنويا

وسيتم الصرف إعتبارا من يوم الخميس الموافق ٢٠٠٢/٥/١٥
لمالكى السندات فى تاريخ تسوية يوم ٢٠٠٢/٥/١٤
عن العمليات المنفذة حتى جلسة يوم ٢٠٠٢/٥/١١

عن طريق شركة مصر للمقاصة والتسوية والحفظ المركزى من منافذ الصرف التالية:

البنك التجارى الدولى: (فرع الجيزة - الصيد - النصر - بورسعيد - الاسكندرية - المنصورة - طنطا)
بنك مصر إيران للتنمية: (فرع مدينة نصر - عباس العقاد)
بنك العمال المصرى: (فرع مصر الجديدة.. خلف قسم النزهة)
بنك مصر رومانيا: (فرع المهندسين- ميدان لبنان)
بنك الدلتا الدولى: (فرع الهرم - السويس - المنيا - الميرغنى)
البنك العربى: (فرع القاهرة)
بنك الاسكندرية التجارى والبحرى: (فرع سعد زغلول)
بنك مصر الدولى: (فرع الالفي - الاسكندرية)
البنك الوطنى المصرى: (فرع المهندسين)
بنك مصر اكستريور: (فرع المهندسين - كايرو بلازا - السبع عمارات)
البنك الوطنى للتنمية: (فرع البورصة - حلوان - شبرا)
بنك مصر: (الفرع الرئيسى - المنيا - سوهاج)
البنك الاهلى المصرى: (الفرع الرئيسى - ثروت - الاسكندرية ابو العباس - الجيزة - الجولف - جامعة اسيوط)
بنك قناة السويس: (فرع القاهرة.. باب اللوق)
البنك المصرى الأمريكى: (فرع الصيد - فرع سبورتنج) لأعضاء النادي فقط
البنك المصرى لتنمية الصادرات: (فرع غرناطة .. مصر الجديدة)

ملحوظة: نرجو احضار اصل مستندات الصرف للاطلاع وصورة منها للتسليم.

البنك التجارى الدولى
مصر . ش . م . م

CIB

رمز الثقة

محمد الأشقر

مركز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 4 May 2003

To: Mr. Mo'ataz El Demerdash, General Manager for Information & Disclosure, Cairo Stock Exchange

Re: **Coupon No. 8 Concerning the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue)**

Kindly be advised that the interest due for coupon No. 8 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum (enclosed herewith Form 230).

The said coupon No. 8 shall be paid on Thursday 15 May, 2003 in relation to the current balances held with Misr Company for Clearing, Settlement and Central Keeping, as at the settlement date of 14 May 2003 for the transactions carried out until the session of 11 May 2003. The payment shall be effected through the branches of the banks that shall be specified by Misr Company for Clearing, Settlement and Central Keeping.

Kindly find attached herewith a copy of the announcement that shall be published on 5 May 2003.

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

{Translator's Comment: there is a hand written note and signature of a person named "Reem El Remaly" evidencing receipt of the document on 12 May 2003.}

Translation a photocopy

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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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SEAL:

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Email: language@starnet.com.eg
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Commercial International Bank (Egypt)S.A.E
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

8 / CASE

القاهرة فى ٤ مايو ٢٠٠٣

الأستاذ / معتز الدمرداش
مدير عام إدارة الإفصاح والمعلومات
بورصة الأوراق المالية ـ بالقاهرة

تحية طيبة و بعد ،،،

الموضوع : **الكوبون رقم (٨) الخاص**
بسندات البنك التجارى الدولى (الإصدار الثانى)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٨) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً (مرفق نموذج ٢٣٠) .

و سوف يتم صرف الكوبون رقم (٨) يوم الخميس الموافق ٢٠٠٣/٥/١٥ على الأرصدة القائمة لدى شركة مصر للمقاصة و التسوية و الحفظ المركزى فى تاريخ تسوية يوم ٢٠٠٣/٥/١٤ عن العمليات المنفذة حتى جلسة يوم ٢٠٠٣/٥/١١ وسيتم الصرف من فروع البنوك المحددة من قبل شركة مصر للمقاصة.

هذا و نرفق طيه صورة من الإعلان المزمع نشره يوم ٥ مايو ٢٠٠٣ .

و تفضلوا بقبول فائق الاحترام ،،،

نجيب زعفان
مدير عام الشئون المالية

استلمت الأصل
٢٠٠٣/٥/١٢

رة برج النيل ٢١ / ٢٣ شارع شارل ديجول ـ الجيزة سابقاً ـ الجيزة ص . ب : ٢٤٣٠ القاهرة ـ ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ ـ ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA U
Facsmile : 5702691 - 5703172

SE 30 / 2002

مَرْكز الترجمة المعتمدة

يوسف ومشاركوه

مترجمون معتمدون ومحلفون

03 DEC 30 AM 7:21

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 2 November 2003

To: ~~Mr. Mo'ataz El Demerdash~~ Mr. Hisham Amer, General Manager for Information & Disclosure, Cairo Stock Exchange.

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 8 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

With full respect;

Mahmoud El-Kholy
{Illegible Signature}
Assistant General Manager, Financial Department

{Translator's Comment: This document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 3 November 2003.}

This is a Translation of a Photocopy

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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

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Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

٢/١١

القاهرة في ٢ نوفمبر ٢٠٠٣

الأستاذ/ ~~معتز الدمرداش~~ م/ هشام عامر
مدير عام إدارة الإفصاح و المعلومات
بورصة الأوراق المالية – القاهرة

تحية طيبة و بعد ،،،

الموضوع : الاستهلاك المعجل لسندات
البنك التجارى الدولى – الإصدار الثانى
وصرف عائد الكوبون الخاص بها رقم (٩)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ٥١و١١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

بورصة ... القاهرة
٣ نوفمبر ٢٠٠٣
البريد الوارد

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 2 November 2003

To: Technical Office of the Cairo Stock Exchange

Attention: Dr. Shahira Abdel Shaheed

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 9 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

With full respect;

Mahmoud El-Kholy
{*Illegible Signature*}
Assistant General Manager, Financial Department

{*Translator's Comment: This document is stamped with the seal of the Cairo Stock Exchange.*}

This is a Translation of a Photocopy

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Phone/Fax: 0020 (02) 392-7979 & 396-2117
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

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Commercial International Bank (Egypt) S.A.E.

Giza

البنك التجارى الدولى (مصر) ش.م.م

الجيزة

القاهرة فى ٢ نوفمبر ٢٠٠٣

السيدة الدكتورة / شهيرة عبد الشهيد
المكتب الفنى ببورصة الأوراق المالية

تحية طيبة و بعد ،،،

الموضوع : الاستهلاك المعجل لسندات
البنك التجارى الدولى – الإصدار الثانى
وصرف عائد الكوبون الخاص بها رقم (٩)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية والحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

ة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٢ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21285 - 21912 - 94348 - 92894 CNBCA
Facsmile : 5702691 - 5703172

Financial Control Dept.

SE 30 / 2002

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 2 November 2003

To: Cairo Stock Exchange.

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 9 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

With full respect;

Mahmoud El-Kholy
{Illegible Signature}
Assistant General Manager, Financial Department

{Translator's Comment: This document is stamped with the seal of the Cairo Stock Exchange evidencing receipt thereof on 3 November 2003.}

This is a Translation of a Photocopy

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:



Certified Translation Center
Yusuf & Associates
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28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

Commercial International Bank (Egypt)S.A.E.
Giza

CIB

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

القاهرة في ٢ نوفمبر ٢٠٠٣

السادة/ بورصة الأوراق المالية
فرع القاهـــــرة

تحية طيبة و بعد ،،،

الموضوع : الاستهـــلاك المعجـــل لسنـــدات
البنك التجارى الدولى – الإصدار الثانى
وصرف عائد الكوبون الخاص بها رقم (٩)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ٥١و١١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية والحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمـود الخـولـى
مـديـر عام مساعد
الإدارة المـاليـــة

بورصة الأوراق المالية بالقاهرة
٣ ـ نوفمبر ٢٠٠٣
المستلم | البريد الوارد

برج النيل ٢١ / ٢٣ شارع شارل ديجول ـ الجيزة سابقاً ـ الجيزة ص . ب : ٢٤٣٠ القاهرة ـ ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملى : ٥٧٠٢٦٩١ ـ ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92894 CNBCA U
Facsmile : 5702691 - 5703172

Financial Controls Dept.

SE 30 / 2002

مركز الترجمة المعتمدة
يوسف وشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Cairo on 2 November 2003

To: Alexandria Stock Exchange.

Re: Accelerated Amortization of the Bonds of the Commercial International Bank, Second Issue and Payment of the Interest of the Relevant Coupon No. 9

With reference to the telephone conversation with your good self, kindly be advised that the interest due for Coupon No. 9 of the Bonds of the Commercial International Bank (Egypt) S.A.E. (Second Issue) amounts to LE51.11 per Bond at the rate of 10.25% per annum.

The said Coupon No. 9 shall be paid on Thursday 13 November 2003, for the transactions carried out until the session of 9 November 2003, in addition to the Nominal Bond Value, i.e. LE1,000.00 per Bond, due to the accelerated amortization of the Bonds.

The payment shall be effected through Misr Company for Clearing, Settlement and Central Keeping.

With full respect;

Mahmoud El-Kholy
{Illegible Signature}
Assistant General Manager, Financial Department

This is a Translation of a Photocopy

Certified Translation Center
Yusuf & Associates
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28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
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Certified Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
9 December 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken in producing this translation, the Translator(s) assume(s) neither responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) neither responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

Certified Translation Center
Yusuf & Associates
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28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
Email: language@starnet.com.eg
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القاهرة فى ٢ نوفمبر ٢٠٠٣

السادة / بورصة الأوراق المالية
فرع الإسكندرية

تحية طيبة و بعد ،،،

الموضوع : **الاستهلاك المعجل لسندات**
البنك التجارى الدولى – الإصدار الثانى
وصرف عائد الكوبون الخاص بها رقم (٩)

نحيط سيادتكم علماً بأن العائد المستحق على الكوبون رقم (٩) لسندات البنك التجارى الدولى (الإصدار الثانى) مبلغ و قدره ١١و٥١ جم لكل سند بواقع ٢٥و١٠% سنوياً .

و سوف يتم صرف الكوبون رقم (٩) يوم الخميس الموافق ٢٠٠٣/١١/١٣ لمالكى السندات حتى نهاية جلسة يوم ٢٠٠٣/١١/٩ بالإضافة إلى القيمة الاسمية للسند و قدرها ١٠٠٠ جنيه للسند الواحد و ذلك نظراً لاستهلاك السندات استهلاكاً معجلاً.

و سوف يتم الصرف من فروع البنوك المحدده من قبل شركة مصر للمقاصة و التسوية و الحفظ المركزى.

و تفضلوا بقبول فائق الاحترام ،،،

محمود الخولى
مدير عام مساعد
الإدارة المالية

مركز الترجمة المعتمدة
يوسف وشاركوه
مترجمون معتمدون ومحلفون

Commercial International Bank (Egypt) S.A.E., Giza

Name of the Bank: Commercial International Bank (Egypt) S.A.E.
Phone Nos: 570 3043 (6 lines)
Fax Nos: 570 2691-570 3172

Address of the Head Office	21/23 Nile Tower, Charles De Gaulle Street (Formerly Giza Street)
Branches:	
North Cairo Region:	
Abbas El Aqqad Branch 53 Abbas El Aqqad Street.	**El Nasr Branch** 14 Intersection of El Nasr & Omar Bin El Khattab Streets, Nasr City.
Heliopolis Branch 24 El Merghany Street, Heliopolis.	**Airport Branch** Travel Hall No. 2, Old Airport.
El Shams Club Branch At the fence of El Shams Club, Abd El Hameed Badawy Street, Heliopolis.	**Mostord Branch** Mostord Street, Petroleum Companies.
Semiramis Branch Semiramis Hotel, Simon Boulevard Square.	**Tenth of Ramadan Branch** Tenth of Ramadan City, Land Section No. 8, City Center
Garden City Branch 12 El Bergas Street, Garden City.	**Hoda Sh'arawy Branch** 16 Hoda Sh'arawy Street, Down Town.
Triomph Branch 102 Othman Bin Affan Street, El Nouzha, Heliopolis.	**Merryland Branch** 2 El Hegaz Street, Sedary Building, Roxy Square, Heliopolis.
South Cairo Region:	
Lebanon Branch 40 Lebanon Street, El Mohandseen.	**Mossadak Branch** 38 Mossadak Street, Giza.
El Mohandseen Branch Corner of Gameat El Dawal El Arabia & El Hegaz Streets, El Mohandseen.	**El Zamalek Branch** 12 El Saleh Ayoub, El Zamalek.
Shooting Club Branch 66/68 Mohie El Deen Aboul Ezz Street, Dokki.	**El Maadi Branch** Building 67 Sarayat Road No. 9, Sayaret El Maadi.
Maadi Grand Mall Branch Victoria College Square, Grand Mall, First Floor, New Maadi.	**Sixth of October Branch** Land Section No. 1/1, Banks Area.

Certified Translation Center
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Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or *negligence. Moreover*, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
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مَرْكَز التَرْجَمَة المُعتَمَدة

يوسف ومشاركوه

مُتَرْجِمون مُعْتَمَدون ومُحَلَّفون

El Sadat Branch Commercial Market, Zone No. 11, Shop No. 94, Near the City Council.	**Arkadia Branch** 4/4A El Sekka El Togareya, Corniche El Nil.
Luxor Branch Khalid Bin El Walid Street, Plaza Center, Luxor.	**Aswan Branch** 1 Abbas Farid Street, Aswan.
Alexandria & Delta Region:	
El Soultan Hussein Branch 61 El Soultan Hussein Street, Alexandria.	**El Mansheya Branch** 12 Orabi Square, Alexandria.

Roshdy Branch 475 El Horeya Road, Alexandria.	**Borg El Arab Branch** First Industrial Zone, Ali Bin Aby Talib, Arab Tower, Borg El Arab.
Tanta Branch 55 El Geish Street, Tanta.	**Smouha Branch** Lotus Building, corner of Fawzy Mo'az & Mohamed Baha'a Streets, Alexandria.
El Mansoura Branch 6 El Geish & Farida Hassan Streets, in front of the Governorate.	**Quesna Branch** Mubarak Industrial Zone, First Zone.
El Dekheila Branch El Dekheila Port, Tadawl El Hawyat, Alexandria.	
Suez & Sinai Branch	
Port Said Branch Corner of 23 July & Abou El Feda Streets, Chark Police Station in front of State Investigation Department, Port Said.	**Hurghada Branch** Grand Hotel, Shop No. 4, El Kournish El Seahi Street.
Sharm El Sheikh Ghazala Gardens Hotel, Sharm El Sheikh.	**Suez Branch** 1 El Khedr Square, Suez.
Damietta Branch (Port) Damietta Port Authority, Investors Building.	**Sharm El Sheikh** Gazala Garden, Nea'ma Bay, Sofitel.

Translation Copy

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392-7979 & 396-2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE: Yusuf

SEAL:



Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

2. **Summary of Important Contracts with Affiliated Companies:**

Name of Affiliate Company	Subject/Summary of Contract	Paid Amounts from/to the Company
	There are no important contracts with affiliate companies.	

The abovementioned data has been prepared under the responsibility of the Bank management pursuant to the disclosure requirements stipulated in the Rules for listing securities at the Stock Exchange, as per Decree No. 30 dated 18 June 2002, issued by the General Capital Market Authority. The Bank declares being responsible for the validity of such data.

Signatures:

Liaison Officer
{Illegible signature}

Chairman of the Board of Directors & Managing Director
{Illegible signature}

Bank Seal *{left blank}*

Translation of a Photocopy

Certifid Translation Center certifies that this is an accurate and true translation.				
Translation Date	**Original**	**Photocopy**	**Source Language**	**Target Language**
16 October 2003	No	Yes	Arabic	English

Disclaimer: Though every possible care and effort was taken to produce this translation, the Translator(s) assume(s) no responsibility nor liability towards any party whatsoever. This includes but not limited to errors resulting from linguistic misuse or grammatical mistakes, distortion in the meaning due to any inaccuracy that could change the meaning and generally any other type of error, including omission, addition or negligence. Moreover, the Translator(s) assume(s) no responsibility nor liability towards the authenticity of the original(s) or copy(ies) thereof.

SIGNATURE:

SEAL:

Certified Translation Center
Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) 392 79 79 & 396 2117
Email: language@starnet.com.eg
Website: www.certified-translators.net

Commercial International Bank (Egypt)S.A.E.

Giza نموذج (٢٠٦)

البنك التجاري الدولي (مصر) ش.م.م

الجيزة

7/CASE

اسم البنك : البنك التجارى الدولى (مصر)
أرقام التليفون: ٥٧٠٣٠٤٣ (٦ خطوط)
أرقام الفاكس: ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢

عنوان المركز الرئيسي	٢٣/٢١ برج النيل ش شارل ديجـــــول (الجيزة سابقا)
الفـــــــروع:	
منطقة شمال القاهرة	
فرع عباس العقاد ٥٣ ش عباس العقاد	**فرع النصر** ١٤ تقاطع ش النصر وعمر بن الخطاب - مدينة نصر
فرع هيليوبوليس ٢٤ ش الميرغنى - مصر الجديدة	**فرع المطار** صالة السفر رقم (٢) المطار القديم
فرع نادى الشمس سور نادى الشمس - ش عبد الحميد بدوى - مصر الجديدة	**فرع مسطرد** ش مسطرد - شركات البترول
فرع سميراميس فندق سميراميس - ميدان سيمون بوليفار	**فرع العاشر من رمضان** مدينة العاشر من رمضان قطعة رقم (٨) مركز المدينة
فرع جاردن سيتى ١٢ ش البرجاس - جاردن سيتى	**فرع هدى شعراوى** ١٦ ش هدى شعراوى - وسط البلد
فرع تريومف ١٠٢ ش عثمان بن عفان - النزهه - مصر الجديدة	**فرع الميريلاند** ٢ش الحجاز مبنى سيدارى - م. روكسى - مصر الجديدة
منطقة جنوب القاهرة	
فرع ميدان لبنان ٤٠ شارع لبنان - المهندسين	**فرع مصدق** ٣٨ شارع مصدق - الجيزة
فرع المهندسين ناصية ش جامعة الدول العربية وش الحجاز - المهنسين	**فرع الزمالك** ١٢ ش الصالح أيوب - الزمالك
فرع نادى الصيد ٦٨/٦٦ ش محى الدين أبو العز - الدقى	**فرع المعادى** ش ٩ رقم ٦٧ سرايات - المعادى
فرع جراند مول المعادى ميدان كلية النصر مبنى جراند مول الدور الأول المعادى الجديدة	**فرع ٦ أكتوبر** قطعة رقم ١/١ منطقة البنوك
فرع السادات السوق التجارى المنطقة رقم ١١ ، محل رقم ٩٤ بالقرب من جهاز المدينة	**فرع أركاديا** ٤/٤ (أ) ش السكة التجارية - كورنيش النيل
فرع الأقصـــــــــر ش خالد بن الوليد - مبنى بلازا سنتر - الأقصر	**فرع أسوان** ١ ش عباس فريد أسوان

(٢)

تابــــــع الفــــــروع:	
منطقة الأسكندرية والدلتا	
فرع السلطان حسين ٦١ ش السلطان حسين - الأسكندرية	**فرع المنشية** ١٢ ميدان عرابى - الأسكندرية
فرع رشدى ٤٧٥ طريق الحرية - الأسكدنرية	**فرع برج العرب** المنطقة الصناعية الأولى ش على بن أبى طالب - برج العرب
فرع طنطا ٥٥ ش الجيش - طنطا	فرع سموحة عمارة اللوتس تقاطع شارعى فوزى معاذ ومحمد بهاء - الأسكندرية
فرع المنصورة ٦ ش الجيش وفريدة حسان - أمام المحافظة	فرع قويسنا منطقة مبارك الصناعية - المنطقة الأولى
فرع الدخيلة ميناء الدخيلة تداول الحاويات - الأسكندرية	
منطقة السويس وسيناء	
فرع بورسعيد تقاطع شارعى ٢٣ يوليو أبو الفدا قسم شرق أمام مباحث أمن الدولة - بورسعيد	**فرع الغردقة** محل رقم (٤) فندق جراند أوتيل ش الكورنيش السياحى
فرع شرم الشيخ فندق غزالة جاردنز - شرم الشيخ	**فرع السويس** ١ ميدان الخضر - السويس
فرع دمياط (الميناء) هيئة ميناء دمياط - مبنى المستثمرين	**شرم الشيخ** غزالة جاردن ، خليج نعمة فنق سوفيتيل

١. ملخص العقود الهامة مع الشركات التابعة :

اسم الشركة التابعة	موضوع/ ملخص العقد	المبالغ المدفوعه من/ إلى الشركة
	لا يوجد عقود هامة مع الشركات التابعة	

تم إعـداد البيانات المذكورة تحت مسئولية إدارة البنك وذلك طبقا لمتطلبات الإفصاح الواردة بقواعد قيد الأوراق المالية بالبورصة والصادرة بقرار هيئة سوق المال رقم (٣٠) بتاريخ ٢٠٠٢/٦/١٨ ويقر البنك بمسئوليتها عن صحة ما ورد بهذه البيانات،،

التوقيعات:

مسئول الاتصال

خنم البنك

رئيس مجلس الإدارة
و العضو المنتدب